HellerEhrman

October 11, 2006

06017607

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

SEC MAIL PROCESSING
RECEIVED
OCT 13 2006
WASH. D.C.
213 SECTION

22416.0001.20

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4256

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the connected transaction on proposed grant of option to a connected person, dated September 27, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on September 28, 2006;

2. The Company's interim report 2006, dated September 22, 2006;

3. The Company's announcement regarding 2006 interim results, dated September 22, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on September 25, 2006;

4. The Company's announcement regarding results of the open offer, dated June 20, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on June 21, 2006;

Dlw 10/25

5. The Company's circular regarding open offer with bonus shares, dated May 30, 2006;

6. The Company's announcement regarding results of SGM and despatch of the prospectus documents, dated May 30, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on June 1, 2006; and

7. The Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by the HKSX under the Rules Governing the Listing of Securities on the Main Board of the HKSX.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 0760)

CONNECTED TRANSACTION
PROPOSED GRANT OF OPTION TO A CONNECTED PERSON

On 22 September, 2006, the Company entered into a conditional Option Agreement with Winspark pursuant to which (1) the Company has agreed to grant to Winspark the First Call Option under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark or as it may direct at the subscription price of HK$4.5; and (2) Winspark has agreed to grant to the Company the Second Call Option under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 Option Shares at the subscription price of HK$4.5. Upon exercise of the First Call Option or the Second Call Option, the other call option shall automatically lapse and cease to be of any further effect.

As Winspark is a substantial Shareholder, the Option Agreement and the transactions contemplated thereunder constitute connected transactions for the Company under Chapter 14A of the Listing Rules and are subject to approval of the Independent Shareholders.

The estimated net proceeds arising from the exercise of either of the Options are intended to be applied for future investments when suitable opportunities arise and for general working capital purpose.

The SGM will be convened and held to approve the Transaction. An independent board committee of the Company will be formed to consider the terms of the Transaction and an independent financial adviser will be appointed to advise the independent board committee and the Independent Shareholders regarding the terms of the Transaction. A circular containing, among other things, further details of the Transaction, a letter from the independent financial adviser containing its advice to the independent board committee of the Company and the Independent Shareholders and the recommendation of the independent board committee, together with a notice convening the SGM will be despatched to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares was suspended with effect from 9.30 a.m. on 25 September, 2006. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9.30 a.m. on 28 September 2006.

Date:	22 September, 2006
Grantor:	The Company (in the case of First Call Option) Winspark (in the case of Second Call Option)
Grantee:	Winspark (in the case of the First Call Option) The Company (in the case of Second Call Option)
Options agreed to be granted:	(1) the Company has agreed to grant to Winspark the First Call Option under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark or as it may direct at the subscription price of HK$4.5 during the Option Period; and (2) Winspark has agreed to grant to the Company the Second Call Option under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 Option Shares at the subscription price of HK$4.5 during the Option Period.

The Options were granted in consideration of the mutual covenants between Winspark and the Company that each has agreed to grant to the other an option in relation to the Option Shares and no cash consideration will be paid by either party for obtaining the Options.

The First Call Option is used to facilitate the Sale and Purchase Agreement by allowing Winspark to top-up the same number of Shares transferred by it to Pan-China as described in the paragraph headed "Reasons for the grant of Options" in this announcement. The Second Call Option will be granted in favour of the Company to provide the Company with added protection of requiring Winspark to subscribe the Option Shares in the event that Winspark does not exercise the First Call Option and it is not a further option to the First Call Option. The Company shall exercise the Second Call Option in the event that Winspark does not exercise the First Call Option.

Upon exercise of either the First Call Option or the Second Call Option, the other call option shall automatically lapse and cease to be of any further effect.

Subscription Price: HK$4.5 per Option Share.

The Subscription Price of HK$4.50 per Share represents (i) a premium of approximately 233% to the closing price of HK$1.35 per Share as quoted on the Stock Exchange on 22 September 2006, the last trading day prior to the release of this announcement, (ii) a premium of approximately 236% to the average closing price of HK$1.338 per Share as quoted on the Stock Exchange for the last 5 trading days immediately preceding the date of the Option Agreement, and (iii) a premium of approximately 4.4% to the net asset value of HK$4.31 per Share as at 30 June 2006.

The Subscription Price was determined after arm's length negotiation between Pan-China and the Company with reference to the price and net asset value of the Shares. It is the same as the selling price per Share under the Sale and Purchase Agreement and is payable by Winspark to the Company upon the exercise of either the First Call Option or the Second Call Option.

The net Subscription Price per Share is approximately HK$4.48 and the market value of the Option Shares is HK$45,495,000, based on the the closing price of HK$1.35 per Share as quoted on the Stock Exchange on 22 September 2006, the last trading day prior to the release of this announcement.

Given that the Subscription Price is at a premium to the closing price of HK$1.35 per Share as quoted on the Stock Exchange on 22 September 2006, the last trading day prior to the release of this announcement, the Directors (including the independent non-executive Directors) consider that the Subscription Price to be fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

Conditions for the Option Agreement

The obligations of the Company and Winspark under the Option Agreement are conditional upon:

(1) the passing by the Independent Shareholders of an ordinary resolution approving the Option Agreement and the transactions contemplated thereunder;

(2) the Listing Committee of the Stock Exchange granting the approval of, and the permission to deal in, the Option Shares;

(3) all other required approvals and consents under all applicable legislation and regulatory codes and rules including the Listing Rules;

(4) completion of the Sale and Purchase Agreement; and

(5) the fulfillment of the payment obligation by Pan-China under the Sale and Purchase Agreement.

If the above conditions cannot be fulfilled on or prior to the commencement of the Option Period or such later date as may be agreed between the Company and Winspark, the Option Agreement shall terminate.

The Options will not expire in less than one year and not more than five years from the date of issue or grant and will not be convertible into further rights to subscribe securities which expire less than one year or more than five years after the date of issue or grant of the original options.

The securities to be issued on exercise of the Options will not, when aggregate with all other equity securities which remain to be issued or exercise of any other subscription rights, if all such rights were immediately exercised, whether or not such exercise is permissible, exceed 20% of the issued share capital of the Company at the time such options are issued. The Company currently has no options, warrants and similar rights to subscribe or purchase equity securities of the Company which are issued or granted on their own by the Company or any of its subsidiaries outstanding. The Options only represent approximately 14.99% of the issued share capital of the Company.

Payment of Subscription Price

Upon the exercise of either of the Options, Winspark shall pay to the Company the aggregate subscription price of HK$151,650,000 on or before the 7th Business Day after the date the Company or Winspark (as the case may be) shall issue a notice in writing pursuant to the exercise of the First Call Option or the Second Call Option (as the case may be).

Use of Proceeds

The gross proceeds from the subscription of the Option Shares pursuant to the exercise of either of the Options will be HK$151,650,000. If one of the Options is exercised, the other option will lapse. The net proceeds arising from the subscription and exercise of either of the Options will be approximately HK$151,000,000 and are intended to be applied as to approximately HK$141,000,000 for future investments when suitable opportunities arise and as to approximately HK$10,000,000 for general working capital purpose. The Company currently has reviewed various investment projects, such as properties investment in China and no discussion or negotiation relating to intended acquisitions is currently underway. The Company will make announcement in compliance with the Listing Rules if and when suitable investments have been identified and binding agreements have been entered into.

REASONS FOR THE GRANT OF OPTIONS

The Company intended to introduce Pan-China as a strategic investor to the Company. Pan-China is an investment company incorporated in Hong Kong, and is owned as to 70% by Pan-China Group (HK) Limited and as to 30% by Ace Channel Limited. Pan-China Group (HK) Limited is ultimately owned by 泛華建設集團有限公司 (Pan-China Construction Group Limited) (the "**Pan-China Group**"). Ace Channel Limited is an investment holding company wholly owned by Mr. Gao Feng. Pan-China is the investment arm of the Pan-China Group in Hong Kong. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, Pan-China and its ultimate beneficial shareholders are Independent Third Parties. The ultimate controlling shareholders of Pan-China, namely the Pan-China Group, is a renowned company incorporated in the PRC and have in-depth professional knowledge, expertise and technical know-how in various disciplines in the construction and property development industry. The Pan-China Group is primarily engaged in infrastructure, realty investments, design, project supervision, engineering, constructions and decoration businesses. With the long-established and excellent business and social networks of the Pan-China Group throughout the major cities in China, the Company will benefit with quality investment opportunities in projects, which is expected to be primarily related to investments in residential and commercial properties, to be introduced by the Pan-China Group as a step for diversification, although the Group's business is not interlinked with that of the Pan-China Group.

Pan-China can only pay the consideration for the Shares that it intends to acquire in 300 days and has requested deferred payment for Shares that it will acquire. As the Company is not permitted to issue unpaid Shares, at the request of the Company and to facilitate Pan-China to become a Shareholder so that the Company can benefit from the introduction of investment opportunities by Pan-China, Winspark has agreed to enter into the Sale and Purchase Agreement on 22 September, 2006 with Pan-China pursuant to which Winspark has agreed to sell 33,700,000 Shares to Pan-China at a total consideration of HK$151,650,000 with a deferred payment date on the 300th day from the date of the Sale and Purchase Agreement on the condition that the Company will grant the First Call Option to Winspark to top up such number of Shares as is equal to the number of Shares that Winspark would transfer to Pan-China at the same consideration as paid by Pan-China to Winspark. The First Call Option was granted to Winspark to ensure that Winspark could top up its shareholding in the Company after its transfer of 33,700,000 Shares to Pan-China and the Second Call Option was granted to provide the Company with added protection of requiring Winspark to subscribe for the Option Shares.

The Option Agreement and the Sale and Purchase Agreement are inter-conditional. Completion of the Sale and Purchase Agreement is conditional upon, among others, the approval of the grant of the First Call Option and the Second Call Option by the Independent Shareholders at a general meeting of the Company.

The Option Agreement is conditional upon the performance of the payment obligation by Pan-China under the Sale and Purchase Agreement so that Winspark can apply the sale proceeds paid by Pan-Chine to subscribe the Option Shares.

The Company intends to invite a representative of Pan-China to join the Board.

The Directors consider that the introduction of Pan-China as a shareholder and the entering of the Sale and Purchase Agreement by Winspark is beneficial to the Group, and that the terms of the Option Agreement, which were arrived at after arm's length negotiation between the Company and Winspark, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. The subscription price under the Option Agreement is equivalent to the consideration to be paid by Pan-China to Winspark under the Sale and Purchase Agreement, which is made by reference to the net asset value of the Group.

BUSINESS OF THE GROUP

The principal activity of the Company is investment holding. The Group's principal activities consist of the design, development, manufacture and sale of electronic products, manufacture and sale of printed circuit boards, trading and distribution of electronic components and parts, trading of listed equity investments and provision of loan financing.

IMPACT ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The effect on the shareholding structure of the Company upon completion of the Sale and Purchase Agreement and before and after the exercise in full of the subscription rights attaching to either of the Options are as follows:

	As at the date of this announcement		After completion of the Sale and Purchase Agreement but before the exercise in full of either of the Options		After completion of the Sale and Purchase Agreement and the exercise in full of either of the Options	
	No. of Shares	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**
Winspark	147,871,114	65.79	114,171,114	50.80	147,871,114	57.21
Pan-China	–	–	33,700,000	14.99	33,700,000	13.04
Directors *(Note)*	1,378,571	0.61	1,378,571	0.61	1,378,571	0.53
Public	75,518,516	33.60	75,518,516	33.60	75,518,516	29.22
Total	224,768,201	100.00	224,768,201	100.00	258,468,201	100.00

Note: Mr. Yau Tak Wah, Paul holds 200,000 Shares.
Miss Louie Mei Po holds 1,178,571 Shares.

As at the date of this announcement, neither of the Options has been exercised and no Option Shares have been issued.

APPLICATION FOR LISTING

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, the permission to deal in the Option Shares which may fall to be allotted and issued pursuant to the exercise of either of the Options.

CONNECTED TRANSACTION

As Winspark is a substantial Shareholder, the Option Agreement and the transactions contemplated thereunder constitute connected transactions for the Company under Chapter 14A of the Listing Rules and are subject to approval of the Independent Shareholders. An independent board committee of the Company will be formed to consider the terms of the Transaction and an independent financial adviser will be appointed to advise the independent board committee and the Independent Shareholders regarding the terms of the Transaction. A circular containing, among other things, further details of the Transaction, a letter from the independent financial adviser containing its advice to the independent board committee of the Company and the Independent Shareholders and the recommendation of the independent board committee, together with a notice convening the SGM will be despatched to the Shareholders as soon as practicable.

The Directors (including the independent non-executive Directors) consider that the subscription under the Option Agreement and the exercise of the Options will increase the capital base of the Company and strengthen its financial position for future development of the business and operation of the Group. The Directors consider that the terms of the Option Agreement, which were arrived at after arm's length negotiation between the Company and Winspark, are fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole.

SGM

A SGM will be convened and held for the purpose of considering and if thought fit approving the Option Agreement and the transactions contemplated therein. The votes of the Shareholders to be taken at the SGM will be by poll where Winspark and its associates will abstain from voting.

CAPITAL-RAISING ACTIVITIES DURING PAST 12 MONTHS

The Company announced on 8 March 2006 that it proposed to raise HK$173.4 million, before expenses, by issuing 357,585,805 Shares at an offer price of HK$0.485 per Share by way of an open offer (the "**Open Offer**") on the basis of 5 offer shares for every 4 existing shares held issued with 5 bonus shares for every 7 fully-paid offer shares. The net proceed from the Open Offer in the amount of approximately HK$170,000,000 were applied as to HK$160,000,000 on future investment projects and as to HK$10,000,000 on general working capital, which is in line with the use of proceeds as disclosed in the circular of the Company dated 28 April 2006.

Save for the Open Offer, the Company has not carried out any other capital raising activities during the 12 months immediately preceding the date of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares was suspended with effect from 9.30 a.m. on 25 September, 2006. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9.30 a.m. on 28 September 2006.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless otherwise requires:

"associate"	has the meanings ascribed thereto in the Listing Rules
"Board"	the board of directors of the Company
"Business Day"	a day (other than Saturday and Sunday) on which banks in Hong Kong are generally open for banking business
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"First Call Option"	the option granted by the Company to Winspark under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark under the Option Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HKS"	Hong Kong dollar, the lawful currency of Hong Kong
"Independent Shareholders"	the Shareholders (other than Winspark and its associates)
"Independent Third Party"	an independent third party not connected with the Company or any of its subsidiaries or any of their respective directors, chief executive or substantial shareholders or any of their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Pan-China"	Pan-China International Holdings Limited, a company incorporated in Hong Kong, is an investment company and an Independent Third Party
"Options"	First Call Option and Second Call Option
"Option Agreement"	the option agreement dated 22 September, 2006 made between the Company and Winspark in connection with the grant of the Options
"Option Period"	the period commencing on the first anniversary of the grant of the Options and ending on the 10th Business Day thereafter (both days inclusive)
"Option Shares"	33,700,000 new Shares, which represents approximately 14.99% of the existing issued share capital of the Company and approximately 13.04% of the Company's issued share capital as enlarged by the issue of the Option Shares
"Payment Date"	the 300th day from the date of the Sale and Purchase Agreement
"Sale and Purchase Agreement"	the sale and purchase agreement dated 22 September, 2006 made between Winspark as vendor and Pan-China as purchaser in connection with the sale of 33,700,000 Shares
"Second Call Option"	the option granted by Winspark to the Company under which the Company has the right to require Winspark to subscribe 33,700,000 Option Shares under the Option Agreement
"SGM"	the special general meeting of the Company to be convened and held for the purpose of considering and, if thought fit, approving the Transaction
"Shares"	ordinary shares of HKS0.04 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Transaction"	the Option Agreement and the transactions contemplated thereunder
"Winspark"	Winspark Venture Limited, a company incorporated in the British Virgin Islands and wholly and beneficially owned by Mr. Chan Yuen Ming, is an investment company and a substantial Shareholder
"%"	per cent.

By order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 27 September 2006

As at the date of this announcement, the executive Directors are Yau Tak Wah, Paul, Louie Mei Po, Wong Shin Ling, Irene and Tam Wing Kin and the independent non-executive Directors are Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。本公佈僅作參考之用，並不構成收購、購買或認購證券之邀請或要約。

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

關連交易
建議授出期權予關連人士

於二零零六年九月二十二日，本公司與Winspark訂立一項有條件期權協議，據此，(1)本公司同意向Winspark授出第一認購期權，據此，Winspark有權但無責任要求本公司按認購價4.5港元向Winspark或其指定之人士發行33,700,000股期權股份；及(2)Winspark同意向本公司授出第二認購期權，據此，本公司有權但無責任要求Winspark按認購價4.5港元認購33,700,000股期權股份。若第一認購期權或第二認購期權獲行使，則其他認購期權將告自動失效及不再具有任何效力。

由於Winspark為主要股東，根據上市規則第14A章，期權協議及其項下擬進行之交易構成本公司之關連交易，並須獲獨立股東批准。

行使任何期權估計所得款項淨額計劃於合適機會出現時用作未來投資及用作一般營運資金。

本公司將召開及舉行股東特別大會，以批准交易。本公司將成立獨立董事委員會以考慮交易之條款，並委任獨立財務顧問，以就交易之條款向獨立董事委員會及獨立股東提供意見。一份載有(其中包括)交易進一步詳情，載有獨立財務顧問致本公司獨立董事委員會及獨立股東意見之獨立財務顧問函件及獨立董事委員會之推薦意見，連同召開股東特別大會之通告之通函將盡快寄發予各股東。

應本公司要求，股份已於二零零六年九月二十五日上午九時三十分起暫停買賣。本公司已向聯交所申請於二零零六年九月二十八日上午九時三十分起恢復股份買賣。

日期： 二零零六年九月二十二日

授與人： 本公司(如屬第一認購期權)
Winspark(如屬第二認購期權)

承授人： Winspark(如屬第一認購期權)
本公司(如屬第二認購期權)

同意將予授出之期權

(1) 本公司同意向Winspark授出第一認購期權，據此，Winspark有權但無責任要求本公司於期權期間按認購價4.5港元向Winspark或其可能指定之人士發行33,700,000股期權股份；及

(2) Winspark同意向本公司授出第二認購期權，據此，本公司有權但無責任要求Winspark於期權期間按認購價4.5港元認購33,700,000股期權股份。

該等期權乃鑑於Winspark與本公司之間的相互承諾而授出，根據該等承諾，雙方已同意向另一方就期權股份授出一項期權，且雙方毋需就獲得該等期權而支付現金代價。

如本公佈「授出期權之理由」一段所述，第一認購期權乃透過准許Winspark以先舊後新方式認購所轉讓予Pan-China之相同數目之股份，用作便利買賣協議。第二認購期權將以本公司為受

益人授出，以在Winspark並無行使第一認購期權之情況下向本公司提供額外保護，要求Winspark認購期權股份，而並非第一認購期權之另一項選擇權。倘Winspark不行使第一認購期權，則本公司將行使第二認購期權。

若第一認購期權或第二認購期權獲行使，則其他認購期權將告自動失效及不再具有任何效力。

認購價： 每股期權股份4.5港元

每股4.50港元之認購價較(i)股份於二零零六年九月二十二日（本公佈刊發前最後交易日）在聯交所所報每股1.35港元之收市價溢價約233%；(ii)股份於緊接期權協議日期前最後五個交易日在聯交所所報之每股1.338港元之平均收市價溢價約236%；及(iii)於二零零六年六月三十日每股4.31港元之資產淨值溢價約4.4%。

認購價乃經Pan-China與本公司參照股份之價格及資產淨值經公平磋商後釐定。認購價與買賣協議項下之每股售價相同，且將於行使第一認購期權或第二認購期權時，由Winspark支付予本公司。

根據二零零六年九月二十二日（本公佈刊發前之最後交易日）在聯交所所報每股1.35港元之收市價計算，每股淨認購價為約4.48港元及期權股份之市值為45,495,000港元。

基於認購價較二零零六年九月二十二日（本公佈刊發前之最後交易日）在聯交所所報每股1.35港元之收市價有溢價，董事（包括獨立非執行董事）認為認購價乃公平合理並符合本公司及股東之整體最佳利益。

期權協議之條件

本公司及Winspark於期權協議項下之責任須待下列條件達成後方可作實：

(1) 獨立股東通過普通決議案批准期權協議及其項下擬進行之交易；

(2) 聯交所上市委員會批准期權股份買賣；

(3) 取得所有適用法例及監管守則及規則（包括上市規則）所要求之所有其他批准及同意；

(4) 完成買賣協議；及

(5) Pan-China履行其於買賣協議項下之付款責任。

倘上述條件於期權期間開始或之前或本公司與Winspark可能同意之該等較後日期未能達成，則期權協議將告終止。

該等期權自發行或授出日期起計，不會於一年以內但亦不超過五年到期；該等期權亦不可轉換為可認購證券之進一步權利，倘此等權利自發行或授出原來期權之日後之一年以內或五年以後到期。

行使該等期權須予發行之證券，當與行使任何其他認購權（倘所有該等權利被立即行使，亦不論該行使是否獲批准）而須予發行之其他股本證券合計，不得超過於發行該等期權時之本公司已發行股本之20%。本公司現時並無尚未行使之任何期權、認股權證及可認購或購買本公司股本證券（由本公司或任何其附屬公司自行發行或授出）之同類權利。該等期權只佔本公司已發行股本約14.99%。

支付認購價

於行使任何一項期權後，Winspark須於本公司或Winspark（視情況而定）根據第一認購期權或第二認購期權（視情況而定）之行使發出書面通知之日後第七個營業日或之前向本公司支付合共151,650,000港元之認購價。

所得款項用途

根據任何一項期權之行使認購期權股份所得款項總額為151,650,000港元。若其中一項期權獲行使，則另一項期權將告失效。認購及行使任何一項期權所得款項淨額將為約151,000,000港元，並計劃將約141,000,000港元於合適機會出現時用作未來投資及約10,000,000港元用作一般營運資金。本公司目前已研究多項投資項目，如於中國之物業投資，而目前尚無就擬定之收購事項進行討論或磋商。本公司將於物色到合適投資項目及訂立具約束力之協議時遵照上市規則之規定作出公佈。

授出期權之理由

本公司擬引入Pan-China為本公司策略性投資者。Pan-China為於香港註冊成立之投資公司，其70%由Pan-China Group (HK) Limited擁有及30%由Ace Channel Limited擁有。Pan-China Group (HK) Limited由泛華建設集團有限公司(「**泛華集團**」)最終擁有。Ace Channel Limited(為一間投資控股公司)由高峰先生全資擁有。Pan-China為泛華集團於香港之投資公司。在作出一切合理查詢後，就董事所知、所悉及所信，Pan-China及其最終實益股東為獨立第三方。Pan-China之最終控股股東泛華集團為於中國註冊成立之知名公司，並於建築及物業發展行業不同界別有深厚之專業知識、專才及技術知識。泛華集團主要從事基建、房地產投資、設計、工程監督、工程、建築及裝修業務。憑藉泛華集團於中國各大城市之歷史悠久及出色之商業及社會網絡，本公司將會得益於將由泛華集團引薦之優質項目投資機會(預期主要有關住宅及商業物業之投資)，以實現業務多元化，儘管本集團業務與泛華集團並不相連。

因Pan-China只能於300日內支付其擬收購股份之代價及要求押後支付其將收購股份之款項。因本公司不准許發行未支付股款之股份，應本公司要求及為促進Pan-China成為股東，致使本公司能從Pan-China所引薦之投資機會中受惠，Winspark已同意與Pan-China於二零零六年九月二十二日訂立買賣協議，據此，Winspark同意以總代價151,650,000港元出售33,700,000股股份予Pan-China，而押後付款日期為買賣協議日期起計第300日，條件為本公司將向Winspark授出第一認購期權，以先舊後新方式認購Winspark所轉讓予Pan-China相同數目之股份，代價與Pan-China支付予Winspark者相同。第一認購期權已授予Winspark，以確保Winspark在轉讓33,700,000股股份予Pan-China後，能補足其於本公司之持股量；而第二認購期權已獲授予，為本公司要求Winspark認購期權股份時提供額外保障。

期權協議與買賣協議互為條件。買賣協議須待(其中包括)獨立股東於本公司股東大會上批准授出第一認購期權及第二認購期權後方可完成。

期權協議須待Pan-China履行買賣協議項下之付款責任後方可作實，這樣，Winspark可動Pan-China所支付之銷售所得款項，以認購期權股份。

本公司擬邀請Pan-China之代表加入董事會。

董事認為，引入Pan-China為股東及Winspark訂立買賣協議對本集團有所裨益，及期權協議之條款經本公司與Winspark公平磋商後達致，乃公平合理並符合本公司及股東之整體利益。期權協議項下之認購價相等於Pan-China根據買賣協議向Winspark支付之代價，而該代價乃參照本集團之資產淨值而作出。

本集團之業務

本公司之主要業務為投資控股。本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市股本投資以及提供貸款融資。

對本公司股權架構之影響

於完成買賣協議及全面行使任何一項期權所附認購權之前及之後對本公司股權架構之影響如下：

	於本公佈日期		於完成買賣協議後但於全面行使任何一項期權之前		於完成買賣協議及全面行使任何一項期權之後	
	股份數目	%	股份數目	%	股份數目	%
Winspark	147,871,114	65.79	114,171,114	50.80	147,871,114	57.21
Pan-China	–	–	33,700,000	14.99	33,700,000	13.04
董事 *(附註)*	1,378,571	0.61	1,378,571	0.61	1,378,571	0.53
公眾人士	75,518,516	33.60	75,518,516	33.60	75,518,516	29.22
總計	224,768,201	100.00	224,768,201	100.00	258,468,201	100.00

附註： 邱德華先生持有200,000股股份。
雷美寶小姐持有1,178,571股股份。

於本公佈日期，既無期權獲行使亦無期權股份獲發行。

申請上市

本公司將向聯交所上市委員會申請根據任何一項期權之行使而將予配發及發行之期權股份上市及買賣。

關連交易

由於Winspark為主要股東，根據上市規則第14A章，期權協議及其項下擬進行之交易構成本公司之關連交易，並須獲獨立股東批准。本公司將成立獨立董事委員會以考慮交易之條款，並委

任獨立財務顧問，以就交易之條款向獨立董事委員會及獨立股東提供意見。一份載有(其中包括)交易進一步詳情，載有獨立財務顧問致本公司獨立董事委員會及獨立股東意見之獨立財務顧問函件及獨立董事委員會之推薦意見，連同召開股東特別大會之通告之通函將盡快寄發予各股東。

董事(包括獨立非執行董事)認為，期權協議項下之認購及期權之行使將可擴大本公司之股本基礎並可增強其財務狀況，有助本集團未來業務及營運之發展。董事認為，期權協議之條款乃經本公司及Winspark公平磋商後達致，乃公平合理並符合本公司及獨立股東之整體利益。

股東特別大會

本公司將召開及舉行股東特別大會，以考慮及酌情批准期權協議及其項下擬進行之交易。股東於股東特別大會上所作之表決將以投票方式進行，而Winspark及其聯繫人士將放棄投票。

於過去十二個月之集資活動

本公司於二零零六年三月八日宣佈，本公司建議以公開發售(「**公開發售**」)方式根據每持有四股現有股份獲發五股發售股份並附帶每七股繳足之發售股份獲發五股紅股之基準，按每股股份0.485港元之發售價格發行357,585,805股股份，集資約173,400,000港元(未扣除有關費用前)。公開發售所得款項淨額為約170,000,000港元，其中160,000,000港元動用作未來投資項目，10,000,000港元作一般營運資金，與本公司於二零零六年四月二十八日刊發通函內所披露之所得款項用途一致。

除公開發售外，本公司於緊接本公佈刊發日期前十二個月並無進行任何其他集資活動。

暫停及恢復買賣

應本公司要求，股份已於二零零六年九月二十五日上午九時三十分起暫停買賣。本公司已向聯交所申請於二零零六年九月二十八日上午九時三十分起恢復股份買賣。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	具上市規則所賦予之涵義
「董事會」	指	本公司董事會
「營業日」	指	香港銀行一般開門進行銀行業務之日子(星期六及星期日除外)
「本公司」	指	明日國際集團有限公司，一家於百慕達註冊成立之公司，其證券於聯交所上市
「董事」	指	本公司之董事
「第一認購期權」	指	本公司向Winspark授出之期權，據此，Winspark有權但無責任要求本公司根據期權協議發行33,700,000股期權股份予Winspark
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	港元，香港法定貨幣
「獨立股東」	指	股東(不包括Winspark及其聯繫人士)
「獨立第三方」	指	與本公司或其任何附屬公司或彼等各自之任何董事、主要行政人員或主要股東或任何彼等各自之聯繫人士概無關連之獨立第三方
「上市規則」	指	聯交所證券上市規則
「Pan-China」	指	Pan-China International Holdings Limited，一家於香港註冊成立之公司，為投資公司及獨立第三方
「期權」	指	第一認購期權及第二認購期權
「期權協議」	指	本公司與Winspark就期權之授出於二零零六年九月二十二日訂立之期權協議
「期權期間」	指	自授出期權之首個週年起計至其後第十個營業日止(首尾兩日包括在內)之期間

「期權股份」	指	33,700,000股新股份，相當於本公司現有已發行股本約14.99%及經發行期權股份擴大之本公司已發行股本約13.04%
「付款日期」	指	買賣協議日期起計第300日
「買賣協議」	指	Winspark（作為賣方）與Pan-China（作為買方）就銷售33,700,000股股份於二零零六年九月二十二日訂立之買賣協議
「第二認購期權」	指	Winspark向本公司授出之期權，據此，本公司有權要求Winspark根據期權協議認購33,700,000股期權股份
「股東特別大會」	指	本公司將予召開及舉行之股東特別大會，以考慮及酌情批准交易
「股份」	指	本公司股本中每股面值0.04港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「交易」	指	期權協議及其項下擬進行之交易
「Winspark」	指	Winspark Venture Limited，一家於英屬處女群島註冊成立之公司，由陳遠明先生全資實益擁有，為一投資公司及主要股東
「%」	指	百分比

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零六年九月二十七日

於本公佈日期，董事會由執行董事邱德華、雷美寶、王香玲及譚榮健，以及獨立非執行董事吳偉雄、張仲良及吳弘理組成。

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 760)

Interim report 2006

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively called the "Group") for the six months ended 30 June 2006 with comparative figures as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)
Turnover	3	**242,483**	289,964
Cost of sales		**(209,068)**	(252,017)
Gross profit		**33,415**	37,947
Other revenue		**12,431**	11,740
Gain on disposal of interest in subsidiaries		–	43,122
Selling and distribution costs		**(5,505)**	(11,763)
Administrative expenses		**(42,742)**	(48,797)
Other operating expenses		–	(134)
(Loss)/profit from operating activities	4	**(2,401)**	32,115
Share of profits less losses of associates		–	1,524
(Loss)/profit before taxation		**(2,401)**	33,639
Taxation	5	**(268)**	198
(Loss)/profit for the period		**(2,669)**	33,837
Attributable to:			
Shareholders of the Company		**474**	37,066
Minority interests		**(3,143)**	(3,229)
		(2,669)	33,837
Earnings per share	6		
Basic		**0.45 cent**	39.47 cents
Diluted		**N/A**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2006 HK$'000 (unaudited)	31 December 2005 HK$'000 (audited)
ASSETS			
Non-current assets			
Property, plant and equipment		**94,509**	103,178
Leasehold land and land use rights		**10,182**	10,307
Investment properties		**7,100**	28,750
Interests in associates		**156,892**	156,892
Prepaid rental		**1,535**	1,903
Deferred product development costs		**7,387**	6,819
Available-for-sale financial assets		**30,488**	27,364
Loans receivable		**2,212**	1,000
		310,305	336,213
Current assets			
Cash and cash equivalents		**609,629**	396,775
Properties held for sale		**–**	6,200
Financial assets at fair value through profit and loss		**6,167**	2,465
Inventories		**66,412**	67,540
Accounts receivables	7	**67,534**	62,892
Loans receivable		**8,679**	6,046
Interest receivable on loans		**24**	12
Prepayments, deposits and other receivables		**33,439**	52,720
		791,884	594,650
LIABILITIES			
Current liabilities			
Accounts payables	8	**71,610**	71,658
Other payables and accruals		**40,750**	40,017
Tax payable		**19,125**	20,369
		131,485	132,044
Net current assets		**660,399**	462,606
Total assets less current liabilities		**970,704**	798,819

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Notes	As at 30 June 2006 HK$'000 (unaudited)	31 December 2005 HK$'000 (audited)
Non-current liabilities			
Provision for long service payments		**570**	570
Deferred tax liabilities		**2,053**	2,053
		2,623	2,623
NET ASSETS		**968,081**	796,196
CAPITAL AND RESERVES			
Issued capital	9	**8,991**	2,861
Reserves		**950,150**	781,252
Equity attributable to equity holders of the Company		**959,141**	784,113
Minority interests		**8,940**	12,083
TOTAL EQUITY		**968,081**	796,196

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended 30 June 2006 (unaudited)

	Attributable to shareholders of the Company											
	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Revaluation reserve for available-for-sale financial assets HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2006	2,861	200,556	(1,031)	801	283,208	77	6	15,620	282,015	784,113	12,083	796,196
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	3,124	–	3,124	–	3,124
Exchange realignment	–	–	(16)	–	–	–	–	–	–	(16)	–	(16)
Net gains and losses not recognised in the income statements	2,861	200,556	(1,047)	801	283,208	77	6	18,744	282,015	787,221	12,083	799,304
Issue of shares	3,576	169,853	–	–	–	–	–	–	–	173,429	–	173,429
Expenses for issue of shares	–	(1,983)	–	–	–	–	–	–	–	(1,983)	–	(1,983)
Bonus shares	2,554	(2,554)	–	–	–	–	–	–	–	–	–	–
Net profit/(loss) for the period	–	–	–	–	–	–	–	–	474	474	(3,143)	(2,669)
At 30 June 2006	8,991	365,872	(1,047)	801	283,208	77	6	18,744	282,489	959,141	8,940	968,081

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (continued)

For the six months ended 30 June 2005 (unaudited)

	Attributable to shareholders of the Company											
	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Revaluation reserve for available-for-sale financial assets HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005	2,861	200,556	1,942	801	283,208	77	307	–	273,178	762,930	21,136	784,066
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	9,529	–	9,529	–	9,529
Net profit / (loss) for the period	–	–	–	–	–	–	–	–	37,066	37,066	(3,229)	33,837
At 30 June 2005	2,861	200,556	1,942	801	283,208	77	307	9,529	310,244	809,525	17,907	827,432

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash inflow/(outflow) generated from operations	**11,445**	(59,059)
Net cash inflow/(outflow) from investing activities	**29,963**	(9,876)
Net cash inflow from financing activities	**171,446**	–
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**212,854**	(68,935)
Cash and cash equivalents at beginning of period	**396,775**	397,146
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**609,629**	328,211

Notes:

1 Basis of preparation

The interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The condensed consolidated financial statements should be read in conjunction with the 2005 annual financial statements.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2006. The adoption of the new HKFRSs has had no material effect on how the results for the current or prior accounting periods are prepared.

The Group has not applied any new standards or interpretation that is not yet effective for the current accounting period. The Group has already commenced an assessment of the impact of these new standards and interpretations but is not yet in a position to state whether they would significantly impact on its results of operations and financial position.

2 Principal activities

During the period, the principal activities of the Group consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. With the disposal of majority interest in Swank International Manufacturing Company Limited ("Swank") in year 2005, the business of the manufacturing and sale of optical products ceased to be consolidated.

3 Business segment information

The Group's operating businesses are classified as follows:

(a) the electronic products segment consists of the manufacture and sale of electronic products;

(b) PCBs segment consists of the manufacture and sale of PCBs;

(c) the electronic components and parts segment consists of the trading and distribution of electronic components and parts;

(d) the listed equity investments segment consists of the trading of listed equity investments; and

3 Business segment information (continued)

(e) the provision of finance segment consists of the provision of loan financing services.

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sale of listed equity investments and interest income from the provision of loan financing.

The following table presents revenues and results for the Group's business segments.

Business segments information

	Electronic products Six months ended 30 June		PCBs Six months ended 30 June		Electronic components & parts Six months ended 30 June		Listed equity investments Six months ended 30 June		Provision of finance Six months ended 30 June		Optical products Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June	
	2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)	2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)	2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)	2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)	2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)	2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)	2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)	2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)
Segment revenue																
Sales to external customers	162,294	172,328	50,441	49,995	-	-	29,586	3,869	162	242	-	63,530	-	-	242,483	289,964
Inter-segment sales	-	-	-	-	8,231	79,797	-	-	578	1,932	-	-	(8,809)	(81,729)	-	-
Other revenue	1,073	1,361	2,488	1,785	-	5	13	104	-	-	-	3,125	-	-	3,574	6,380
Total	163,367	173,689	52,929	51,780	8,231	79,802	29,599	3,973	740	2,174	-	66,655	(8,809)	(81,729)	246,057	296,344
Segment results	1,319	6,727	(6,923)	(7,485)	(275)	(315)	633	(1,721)	(3,874)	(2,505)	-	(4,557)	(849)	-	(9,769)	(9,840)
Interest, dividend income and unallocated gains															8,857	5,360
Gain on disposal of interest in subsidiaries															-	43,122
Unallocated expenses															(1,489)	(6,527)
(Loss)/profit from operating activities															(2,401)	32,115
Share of profits less losses of associates															-	1,524
(Loss)/profit before taxation															(2,401)	33,639
Taxation															(268)	198
(Loss)/profit for the period															(2,669)	33,837

4 (Loss)/profit from operating activities

The Group's (loss)/profit from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June 2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)
Depreciation	11,726	15,479
Amortisation of prepaid rental	368	368
Amortisation of deferred product development costs	929	805
Net gain on disposal of investment properties	–	(1,406)
Net gain on disposal of listed equity investments	(3,467)	(123)
Unrealised holding loss of listed equity investments	817	176
Provision against inventories	1,216	2,061
Bank interest income	(8,372)	(2,606)

5 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit arising in Hong Kong during the period.

	Six months ended 30 June 2006 HK$'000 (unaudited)	2005 HK$'000 (unaudited)
Group:		
Hong Kong	45	361
Mainland China	223	244
	268	605
Deferred tax	–	(803)
Total tax charge for the period	268	(198)

6 Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the period of HK$474,000 (2005: HK$37,066,000) and the weighted average of 105,469,162 (2005: 93,900,769) shares in issue during the period. Diluted earnings per share has not been disclosed, as there is no outstanding share option for the two periods ended 30 June 2006.

The comparative basic earnings per share amounts have been adjusted to reflect the open offer, the bonus issue and the share consolidation as further detailed in note 9 to the financial statements.

7 Accounts receivables

The aged analysis of the Group's accounts receivable is as follows:

	As at	
	30 June 2006 HK$'000 (unaudited)	31 December 2005 HK$'000 (audited)
Current to three months	**54,054**	48,196
Four to six months	**1,111**	106
Seven months to one year	**1,192**	943
Over one year	**17,388**	19,824
	73,745	69,069
Provision	**(6,211)**	(6,177)
	67,534	62,892

The normal credit period granted by the Group to customers ranges from 30 days to 120 days.

8 Accounts payables

The aged analysis of the Group's accounts payable is as follows:

	As at	
	30 June 2006 HK$'000 (unaudited)	31 December 2005 HK$'000 (audited)
Current to three months	**49,103**	46,809
Four to six months	**13,564**	12,189
Seven months to one year	**4,864**	6,629
Over one year	**4,079**	6,031
	71,610	71,658

9 Share capital

During the period, the movement of share capital of the Company was as follows:

Pursuant to the circular dated 28 April 2006, ordinary resolutions for the open offer, the bonus issue and the share consolidation were passed in the special general meeting of the Company held on 30 May 2006. As the open offer became unconditional on 20 June 2006, the number of issued share capital increased from 286,068,644 shares to 899,072,804 shares at HK$0.01 each by issuing 357,585,805 offer shares and 255,418,355 bonus shares. On 21 June 2006, the share consolidation became effective, every 4 shares of the Company was consolidated into 1 consolidated share at HK$0.04 each. Then, the number of issued share capital of the Company became 224,768,201 shares at HK$0.04 each.

The summary of the captioned share capital movement is as follows:

	Number of issued shares	**Share Capital (HK$'000)**
As at 1 January 2006, at HK$0.01 each	286,068,644	2,861
Issue of shares at HK$0.01 each by the open offer	357,585,805	3,576
Issue of shares at HK$0.01 each by the bonus issue	255,418,355	2,554
Before share consolidation at HK$0.01 each	899,072,804	8,991
After share consolidation of 4 issued shares at HK$ 0.01 each into 1 consolidated share at HK$0.04 each	224,768,201	8,991

	As at 30 June 2006	
	No. of shares (in thousand)	**HK$'000**
Authorised:		
Ordinary shares of HK$0.04 each	**12,500,000**	**500,000**
Issued and fully paid:		
At beginning of period (at HK$0.01 each)	**286,069**	**2,861**
and at end of period (at HK$0.04 each)	**224,768**	**8,991**

10 Connected and related party transactions

(1) On 8 March 2006, the Company announced to raise approximately HK$173.4 million by way of an open offer by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share. Winspark Venture Limited ("Winspark"), the major shareholder of the Company, undertook not to dispose its own 175,803,363 shares and to accept its full entitlement of 219,754,200 offer shares and to underwrite the balance of 137,831,605 offer shares not taken up by the qualifying shareholders. An underwriting agreement was signed between Winspark and the Company on 8 March 2006. Pursuant to the underwriting agreement, the Company paid an underwriting commission at 2.5% of the aggregate subscription price of the number of offer shares underwritten by Winspark.

Such underwriting arrangement constituted a connection transaction of the Company and since the aggregate consideration under the underwriting agreement (being the aggregate of the maximum amount of the subscription price for the underwritten shares payable by Winspark and the maximum amount of the underwriting commission receivable by Winspark) was more than 25% of the applicable percentage ratios, the underwriting agreement therefore was subject to approval by the independent shareholders under Rule 14A.17 of the Listing Rules. The underwriting agreement was approved on the special general meeting held on 30 May 2006.

(2) In addition, the Group had certain banking facilities, with a total limit of HK$45.0 million (31 December 2005: HK$15.0 million), which were used by a wholly-owned subsidiary of the Group. HK$15.0 million banking facilities were secured by corporate guarantees executed by E-Top and Plentiful Light Limited, both of them are 57% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold land and buildings of the Group with net book value of HK$21.2 million. HK$30.0 million banking facilities were secured by corporate guarantees executed by the Company and certain wholly-owned subsidiaries of the Group.

11 Contingent liabilities

	Company as at	
	30 June 2006	31 December 2005
	HK$'000	HK$'000
	(unaudited)	(audited)
Guarantee of banking facilities granted to subsidiaries	**45,000**	15,300

INTERIM DIVIDENDS

The Board has resolved that no interim dividend will be declared in respect of the six months ended 30 June 2006 (2005 : Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS AND BUSINESS REVIEW

Turnover of the Group for the six months ended 30 June 2006 was HK$242.5 million as compared with HK$290.0 million for the same period last year.

Loss before taxation for the current period was HK$2.4 million (2005: profit HK$33.6 million).

Turnover of Electronics Product Division for the period under review was HK$162.3 million (2005: HK$172.3 million), decreased by 6% compared to that of year 2005. The market competition remained fierce and pricing pressure weighed on the performance of the division. A drop in selling price also occurred in the business of production of lithium rechargeable battery parts. This sub-division, however, managed to maintain a sales volume at more or less the same level as previously and made a profit contribution to the Group. Despite these negative impacts, the division still managed to sustain only a slight drop in gross profit ratio by less than 0.3%. Segmental profit was HK$1.5 million (2005: HK$6.7 million).

With more resources invested in research and development and purchase and material control departments in year 2005, the division has been in the progress of aligning resources and operations flow amongst departments and better result is expected within time.

For the manufacture and sale of PCBs, turnover was HK$50.4 million (2005: HK$50.0 million) being approximately the same as that of last year. With newly invested capital expenditure, the division benefited by diverting more efforts to serving quality customers who could contribute higher profit margin. However, rising of material costs, especially copper, gold and other heavy metals eroded the profit margin and the PCBs business sustained a loss of HK$6.9 million (2005: loss HK$7.5 million).

Turnover of trading of listed equity investments amounted to HK$29.6 million (2005: HK$3.9 million), with segmental profit of HK$0.6 million (2005: loss HK$1.7 million).

Loan financing business was not active during the period. Segmental loss amounted to HK$3.9 million (2005: loss HK$2.5 million). In relation to the loan to Moulin Global Eyecare Holdings Limited, legal proceedings are still in progress and the Board will make announcement in due course.

CORPORATE MOVE

The Company sough investment projects to diversify its business portfolio actively. In view of the robust economic growth and increasing commercial activities, the Board would like to capture the opportunity and believe that making investment projects would bring about rewarding return to the Company and the shareholders as a whole.

On 8 March 2006, the Company announced, amongst others, an open offer, a bonus issue and a share consolidation. The Company intended to raise approximately HK$173.4 million, before expenses, to facilitate the continual development and daily operation of the Group whilst allowing the Group to invest in any potential investment projects when such opportunities arise, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of an open offer on the basis of 5 offer shares for every 4 existing share held on the record date (the "Open Offer"). The registered holders of fully paid offer shares would be issued 5 bonus shares for every 7 fully paid offer shares (the "Bonus Issue"). Upon completion of the Open Offer and the Bonus Issue, every 4 shares would be consolidated into 1 consolidated share (the "Share Consolidation").

The Company received 30 valid applications for 334,859,365 offer shares, representing approximately 93.64% of the total number of 357,585,805 offer shares available for subscription under the Open Offer. As the Open Offer was under-subscribed, being the underwriter of the Open Offer, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, was obliged to subscribe for and/or procure subscription for the remaining balance of 22,726,440 offer shares. The aggregate shareholding of Winspark in the Company therefore increased from approximately 61.45% to 65.79% immediately following completion of the Open Offer and the Bonus Issue. The Open Offer became unconditional and the Share Consolidation was effective on 20 June 2006 and 21 June 2006 respectively.

The Company is now exploring but has not yet earmarked any suitable investment opportunities. The net proceeds from the Open Offer was deposited in bank as time deposit.

FUTURE OUTLOOK

Looking forward, wireless application and radio-frequency products are our direction for development. The Board expects this target market will be less price-sensitive and competitive. As more stringent environmental regulations will come into effect, the Group realises it would be an opportunity and believes it would gradually eliminate competitors with less-equipped and quality-oriented in producing products which conform with the relevant requirements.

It is expected that in the second half of year 2006, the PCBs division will continue to focus on sales orders with higher profit margin and to shift the burden of increase in material cost to customers.

In future, the Group will focus on investments with core businesses which are PRC based and may allocate appropriate resources in subscribing for initial public offerings shares of companies with sound fundamental and prospect.

LIQUIDITY AND FINANCIAL REVIEW

As at 30 June 2006, cash and bank balances (including time deposits) maintained by the Group were HK$609.6 million, representing an increase of HK$212.8 million compared with the position as at 31 December 2005. In addition, the Group has available banking facilities of HK$45.0 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 12.2% as at 30 June 2006, comparing with 14.5% as at 31 December 2005.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 30 June 2006, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

HUMAN RESOURCES

As at 30 June 2006, the Group employed approximately 2,760 employees, with about 2,675 in the Mainland China and about 85 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

DIRECTORS' INTEREST IN SHARES AND UNDERLYING SHARES

As at 30 June 2006, the interests of the directors in the shares and underlying shares of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance ("SFO") or notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

(a) Directors' interest in shares

Name of Director	Note	**Nature of interest**	**Number of shares**
Mr. Yau Tak Wah, Paul	1	Corporate	200,000
Ms. Louie Mei Po		Personal	1,178,571

Note:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

SHARE OPTION SCHEME

As at 30 June 2006, the Company has no share options outstanding.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2006, according to the register of interest in shares and short positions required to be kept by the Company under section 336 of the SFO, the Company has been notified that the following shareholder was interested in 5% or more of the share capital of the Company.

Name of Shareholder	Note	Number of Ordinary Shares	Approximate Percentage
Winspark Venture Limited	1	147,871,114	65.79%

Note:

1. The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

Saved as disclosed above, the directors of the Company are not aware of any person who is, directly or indirectly, interested in 5% or more of the issued share capital of the Company, has short positions in the share or underlying shares or has any rights to subscribe for shares in respect of such capital.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DIRECTORS

As at the date of this interim report, the Board comprises of seven directors, of which four are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, and Mr. Tam Wing Kin and three independent non-executive directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

CORPORATE GOVERNANCE

Throughout the six months ended 30 June 2006, saved as the following deviations, the Company has complied with the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules.

The remuneration committee will be established and is primarily of making recommendation to the Board on the remuneration policy for all director and senior management. Meanwhile, the Board conducts an informal assessment of the individual director's contribution so that no director decides his or her own remuneration and their remuneration has been relatively stable in the past years. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. The Board is in the process of reviewing and formulating its terms of reference in accordance with the Code.

Code Provision A2.1 stipulated that the role of chairman and chief executive officer should be separated and should not be performed by the same individual.

The Company does not appoint chief executive officer. In view of the existing structure of the Board and the operation of the Group, the Board believes that the present structure of the Board will provide a strong leadership for the Group to implement prompt decisions and to formulate efficient strategies, which is for benefits of the Group. Moreover, the day-to-day operation of the Group's businesses are shared among those executive directors and the management of the Company. Therefore, there should be a clear division of the responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.

Code Provision A4.1 stipulated that non-executive directors should be appointed for a specific term, subject to re-election.

During the period, two independent non-executive directors of the Company, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, are not appointed for any specific fixed term and one independent non-executive director, Mr. Wu Wang Li, is appointed for the term of one year from 27 September 2005.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Code as set out in Appendix of the Listing Rules as the code of conduct regarding directors' securities transactions. The Company has made specific enquiry of all directors whether the directors have complied with the required standard set out in the Code regarding directors' securities transactions and all directors confirmed that they have complied with the Code.

AUDIT COMMITTEE REVIEW

The 2006 interim report has been reviewed by the Company's Audit Committee which comprises three independent non-executive directors.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 22 September, 2006

明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號: 760)

二零零六年中期報告

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈,本公司及其附屬公司(統稱「本集團」)截至二零零六年六月三十日止六個月之未經審核綜合業績及比較數字如下:

簡明綜合損益表

	附註	截至六月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
營業額	3	**242,483**	289,964
銷售成本		**(209,068)**	(252,017)
毛利		**33,415**	37,947
其他收益		**12,431**	11,740
出售附屬公司權益之收益		**–**	43,122
銷售及分銷成本		**(5,505)**	(11,763)
行政支出		**(42,742)**	(48,797)
其他經營支出		**–**	(134)
經營業務之(虧損)/溢利	4	**(2,401)**	32,115
應佔聯營公司溢利減虧損		**–**	1,524
除税前(虧損)/溢利		**(2,401)**	33,639
税項	5	**(268)**	198
本期(虧損)/溢利		**(2,669)**	33,837
以下應佔:			
本公司股東		**474**	37,066
少數股東權益		**(3,143)**	(3,229)
		(2,669)	33,837
每股盈利	6		
基本		**0.45仙**	39.47仙
攤薄		**不適用**	不適用

簡明綜合資產負債表

	附註	於二零零六年六月三十日 千港元 (未經審核)	於二零零五年十二月三十一日 千港元 (經審核)
資產			
非流動資產			
物業、廠房及設備		**94,509**	103,178
租賃土地及土地使用權		**10,182**	10,307
投資物業		**7,100**	28,750
於聯營公司之權益		**156,892**	156,892
預付租金		**1,535**	1,903
遞延產品開發成本		**7,387**	6,819
可作出售財務資產		**30,488**	27,364
應收貸款		**2,212**	1,000
		310,305	336,213
流動資產			
現金及現金等價物		**609,629**	396,775
持作出售之物業		—	6,200
按公平值經損益入賬之財務資產		**6,167**	2,465
存貨		**66,412**	67,540
應收賬款	7	**67,534**	62,892
應收貸款		**8,679**	6,046
應收貸款利息		**24**	12
預付款項、按金及其他應收款項		**33,439**	52,720
		791,884	594,650
負債			
流動負債			
應付賬款	8	**71,610**	71,658
其他應付款項及應計債務		**40,750**	40,017
應付稅項		**19,125**	20,369
		131,485	132,044
流動資產淨值		**660,399**	462,606
總資產減流動負債		**970,704**	798,819

簡明綜合資產負債表(續)

	附註	於二零零六年六月三十日 千港元 (未經審核)	於二零零五年十二月三十一日 千港元 (經審核)
非流動負債			
長期服務金撥備		**570**	570
遞延稅項負債		**2,053**	2,053
		2,623	2,623
資產淨值		**968,081**	796,196
資本及儲備			
已發行股本	9	**8,991**	2,861
儲備		**950,150**	781,252
本公司權益持有人應佔權益		**959,141**	784,113
少數股東權益		**8,940**	12,083
權益總額		**968,081**	796,196

簡明綜合股東權益變動表

截至二零零六年六月三十日止六個月－未經審核

	本公司股東應佔											
	股本 千港元	股份溢價 千港元	匯率波動儲備 千港元	資本儲備 千港元	繳入盈餘 千港元	資本贖回儲備 千港元	物業重估儲備 千港元	可供出售財務資產重估儲備 千港元	保留溢利 千港元	總額 千港元	少數股東權益 千港元	權益總額 千港元
於二零零六年一月一日	2,861	200,556	(1,031)	801	283,208	77	6	15,620	282,015	784,113	12,083	796,196
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	3,124	–	3,124	–	3,124
外匯調整	–	–	(16)	–	–	–	–	–	–	(16)	–	(16)
未於損益表確認之收益及虧損淨額	2,861	200,556	(1,047)	801	283,208	77	6	18,744	282,015	787,221	12,083	799,304
發行股份	3,576	169,853	–	–	–	–	–	–	–	173,429	–	173,429
股份發行開支	–	(1,983)	–	–	–	–	–	–	–	(1,983)	–	(1,983)
紅股	2,554	(2,554)	–	–	–	–	–	–	–	–	–	–
本期溢利／(虧損)淨額	–	–	–	–	–	–	–	–	474	474	(3,143)	(2,669)
於二零零六年六月三十日	8,991	365,872	(1,047)	801	283,208	77	6	18,744	282,489	959,141	8,940	968,081

簡明綜合股東權益變動表(續)

截至二零零五年六月三十日止六個月－未經審核

	本公司股東應佔											
	股本 千港元	股份溢價 千港元	匯率波動儲備 千港元	資本儲備 千港元	繳入盈餘 千港元	資本贖回儲備 千港元	物業重估儲備 千港元	可供出售財務資產重估儲備 千港元	保留溢利 千港元	總額 千港元	少數股東權益 千港元	權益總額 千港元
於二零零五年一月一日	2,861	200,556	1,942	801	283,208	77	307	–	273,178	762,930	21,136	784,066
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	9,529	–	9,529	–	9,529
本期溢利／(虧損)淨額	–	–	–	–	–	–	–	–	37,066	37,066	(3,229)	33,837
於二零零五年六月三十日	2,861	200,556	1,942	801	283,208	77	307	9,529	310,244	809,525	17,907	827,432

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
	(未經審核)	(未經審核)
經營產生之現金流入／(流出)淨額	**11,445**	(59,059)
投資業務之現金流入／(流出)淨額	**29,963**	(9,876)
融資業務之現金流入淨額	**171,446**	—
現金及現金等價物增加／(減少)淨額	**212,854**	(68,935)
期初之現金及現金等價物	**396,775**	397,146
期末之現金及現金等價物	**609,629**	328,211

附註：

1 **編製基準**

中期財務報表未經審核，但經審核委員會審閱。

簡明綜合中期財務報表乃根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十六所載適用披露規定及香港會計師公會（「香港會計師公會」）頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」之規定而編製。

簡明綜合財務報表應連同二零零五年之年度財務報表一併細閱。

編製中期財務報表所採用之會計政策及編製基準與截至二零零五年十二月三十一日止年度之年度財務報表所採用者一致。

於本期間，本集團首次應用香港會計師公會頒佈之多項新準則、修訂及詮釋（「新香港財務報告準則」），該等準則於二零零六年一月一日或以後開始之會計期間生效。採納新香港財務報告準則對現行或過往會計期間之業績概無重大影響。

本集團並無採用於本會計期間尚未生效之任何新準則或詮釋。本集團已開始評估該等新準則及詮釋之影響，惟尚未能決定該等新準則及詮釋是否會對本集團經營業績及財務狀況帶來重大影響。

2 **主要業務**

期內，本集團之主要業務為設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板（「印刷綫路板」），以及買賣及分銷電子配件及部件、買賣上市股本投資以及提供貸款融資。隨著於二零零五年出售恒光行實業有限公司（「恒光行」）之主要權益，製造及銷售光學產品之業務已停止綜合入賬。

3 **業務分部資料**

本集團之經營業務分類如下：

(a) 電子產品分部，包括生產及銷售電子產品；

(b) 印刷綫路板分部，包括生產及銷售印刷綫路板；

(c) 電子配件及部件分部，包括買賣及分銷電子配件及部件；

(d) 上市股本投資分部，包括買賣上市股本投資項目；及

3 業務分部資料(續)

(c) 金融服務分部，包括提供貸款融資服務。

營業額為出售貨品之發票值減去退貨及折扣、出售上市股本投資之所得款項，以及提供貸款融資之利息收入。

下表載列本集團業務分部之收益及業績。

業務分部資料

	電子產品		印刷線路板		電子配件及部件		上市股本投資		提供融資		光學產品		對銷		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
分部收益：																
向外界客戶銷售	162,294	172,328	50,441	49,995	–	–	29,586	3,869	162	242	–	63,530	–	–	242,483	289,964
分部間銷售	–	–	–	–	8,231	79,797	–	–	578	1,932	–	–	(8,809)	(81,729)	–	–
其他收益	1,073	1,361	2,488	1,785	–	5	13	104	–	–	–	3,125	–	–	3,574	6,380
合計	163,367	173,689	52,929	51,780	8,231	79,802	29,599	3,973	740	2,174	–	66,655	(8,809)	(81,729)	246,057	296,344
分部業績	1,519	6,727	(6,923)	(7,485)	(275)	(315)	633	(1,721)	(3,874)	(2,509)	–	(4,557)	(849)	–	(9,769)	(9,860)
利息、股息收入及未分配收益															8,857	5,360
出售附屬公司權益之收益															–	43,122
未分配開支															(1,489)	(6,507)
經營業務(虧損)/溢利															(2,401)	32,115
應佔聯營公司溢利減虧損															–	1,524
除稅前(虧損)/溢利															(2,401)	33,639
稅項															(268)	198
本期(虧損)/溢利															(2,669)	33,837

4 經營業務之(虧損)／溢利

本集團經營業務之(虧損)／溢利已扣除／(計入)：

	截至六月三十日止六個月	
	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
折舊	11,726	15,479
攤銷預付租金	368	368
攤銷遞延產品開發成本	929	805
出售投資物業收益淨額	–	(1,406)
出售上市股本投資收益淨額	(3,467)	(123)
持有上市股本投資未變現虧損	817	176
存貨撥備	1,216	2,061
銀行利息收入	(8,372)	(2,606)

5 稅項

香港利得稅乃根據期內在香港產生之估計應課稅溢利按稅率17.5%(二零零五年：17.5%)作出撥備。

	截至六月三十日止六個月	
	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
本集團：		
香港	45	361
中國內地	223	244
	268	605
遞延稅項	–	(803)
本期稅項支出總額	268	(198)

6 每股盈利

每股基本盈利乃根據期內本公司股東應佔溢利474,000港元(二零零五年：37,066,000港元)及期內已發行股份之加權平均數105,469,162股(二零零五年：93,900,769股)計算。由於截至二零零六年六月三十日止兩個期間並無未行使購股權，因此並無披露每股攤薄盈利。

每股基本盈利之比較金額已作調整，以反映公開發售、紅股發行及股份合併(詳情載於財務報表附註9)。

7 應收賬款

本集團按賬齡分析之應收賬款茲列如下：

	於二零零六年六月三十日 千港元 (未經審核)	於二零零五年十二月三十一日 千港元 (經審核)
即時至三個月	**54,054**	48,196
四個月至六個月	**1,111**	106
七個月至一年	**1,192**	943
超過一年	**17,388**	19,824
	73,745	69,069
撥備	**(6,211)**	(6,177)
	67,534	62,892

本集團向顧客授出之一般信用期限介乎30日至120日。

8 應付賬款

本集團按賬齡分析之應付賬款茲列如下：

	於二零零六年六月三十日 千港元 (未經審核)	於二零零五年十二月三十一日 千港元 (經審核)
即時至三個月	**49,103**	46,809
四個月至六個月	**13,564**	12,189
七個月至一年	**4,864**	6,629
超過一年	**4,079**	6,031
	71,610	71,658

9 股本

期內，本公司之股本變動如下：

根據日期為二零零六年四月二十八日之通函，有關公開發售、紅股發行及股份合併之普通決議案已於二零零六年五月三十日舉行之本公司股東特別大會上獲得通過。隨著公開發售已於二零零六年六月二十日成為無條件，透過發行357,585,805股發售股份及255,418,355股紅股，已發行股本數目由286,068,644股增至899,072,804股。股份合併於二零零六年六月二十一日生效後，每四股本公司股份合併為一股每股面值0.04港元之合併股份。故此，本公司之已發行股本數目改為224,768,201股、每股面值0.04港元。

上述之股本變動概述於下表：

	已發行股份	股本 (千港元)
於二零零六年一月一日，每股面值0.01港元	286,068,644	2,861
公開發售之股份發行，每股面值0.01港元	357,585,805	3,576
紅股發行之股份發行，每股面值0.01港元	255,418,355	2,554
股份合併前，每股面值0.01港元	899,072,804	8,991
每四股面值0.01港元之已發行股份合併為一股面值0.04港元之合併股份後	224,768,201	8,991

	於二零零六年六月三十日 股份數目 (千股)	千港元
法定股本：		
每股面值0.04港元之普通股	12,500,000	500,000
已發行及繳足股本：		
於期初（每股面值0.01港元）	286,069	2,861
於期末（每股面值0.04港元）	224,768	8,991

10 關連及關聯人士交易

(1) 本公司於二零零六年三月八日公佈，以公開發售方式按每股發售股份0.485港元發行357,585,805股發售股份集資約173,400,000港元。本公司主要股東Winspark Venture Limited（「Winspark」）承諾不會出售其擁有之175,803,363股股份，並接納其全部配額219,754,200股發售股份，並包銷未獲合資格股東認購之餘下137,831,605股發售股份。Winspark與本公司已於二零零六年三月八日訂立一項包銷協議，據此，本公司已支付按Winspark所包銷之發售股份數目之認購價總額2.5%之包銷佣金。

該項包銷安排構成本公司之關連交易，以及由於包銷協議下之代價總額（即Winspark就已包銷股份支付之認購價最高總額與Winspark就收取之包銷佣金最高總額兩者之總和）超過適用百分比比率之25%，因此根據上市規則第14A.17條，包銷協議須經獨立股東批准，方可作實。包銷協議已於二零零六年五月三十日舉行之股東特別大會上獲得批准。

(2) 此外，本集團有總上限為45,000,000港元（二零零五年十二月三十一日：15,000,000港元）之若干銀行融資，由本集團一間全資附屬公司共同使用。其中15,000,000港元之銀行融資由兩間本集團均持有57%權益之附屬公司怡德及Plentiful Light Limited及本集團若干全資附屬公司之公司擔保及本集團若干租賃樓宇（賬面淨值21,200,000港元）作抵押。另外30,000,000港元之銀行融資則由本公司及本集團若干全資附屬公司之公司擔保作抵押。

11 或然負債

	本公司	
	於二零零六年六月三十日	於二零零五年十二月三十一日
	千港元	千港元
	（未經審核）	（經審核）
就授予附屬公司銀行信貸而作出之擔保	**45,000**	15,300

中期股息

董事會已議決不宣派截至二零零六年六月三十日止六個月之中期股息(二零零五年:無)。

管理層之討論及分析

業績及業務回顧

本集團截至二零零六年六月三十日止六個月之營業額為242,500,000港元,而去年同期則為290,000,000港元。

本期間之除稅前虧損為2,400,000港元(二零零五年:溢利33,600,000港元)。

電子產品業務於回顧期間之營業額為162,300,000港元(二零零五年:172,300,000港元),較二零零五年減少6%。市場競爭仍然熾烈而業務表現受價格壓力影響。生產充電式鋰電池部件業務之銷售價格亦告下跌。然而,此分部之銷售量能維持與過往相若之水平,並為本集團帶來溢利。儘管受到此等負面影響,該業務之毛利率僅微跌不足0.3%。分部溢利則為1,500,000港元(二零零五年:6,700,000港元)。

由於本集團在二零零五年投入更多資源於研究與開發、採購及物料控制,該業務現正配合各部門間之資源及業務流程,於不久將來可望取得更佳業績。

就製造及銷售印刷綫路板而言,營業額為50,400,000港元(二零零五年:50,000,000港元),與去年相若。由於本集團作出新資本開支投資,因此該業務能調撥較多資源以服務能為本集團帶來更高溢利率之優質客戶。然而,物料成本上漲,尤其是銅、金及其他重金屬使溢利率受壓,印刷綫路板業務仍錄得虧損6,900,000港元(二零零五年:虧損7,500,000港元)。

買賣上市股本投資之營業額為29,600,000港元(二零零五年:3,900,000港元),獲得分部溢利600,000港元(二零零五年:虧損1,700,000港元)。

貸款融資業務於期內並不活躍。分部虧損為3,900,000港元(二零零五年:虧損2,500,000港元)。就Moulin Global Eyecare Holdings Limited之貸款而言,現正進行法律訴訟,而董事會將於適當時候再作公佈。

集團動向

本公司積極尋找投資項目以使業務結構多元化。鑒於經濟增長強勁及商業活動不斷增加，董事會欲把握機會並相信進行投資項目將為本公司及股東整體帶來有利回報。

於二零零六年三月八日，本公司公佈(其中包括)公開發售、紅股發行及股份合併。本公司擬以公開發售方式根據記錄日期每持有四股現有股份可認購五股發售股份之基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份(「公開發售」)，集資約173,400,000港元(未扣除有關費用前)，以促進本集團之持續發展及日常營運，同時於機會來臨時讓本集團可投資於任何潛在投資項目。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發行五股紅股(「紅股發行」)。完成公開發售及紅股發行後，每四股股份合併為一股合併股份(「股份合併」)。

本公司收到30份有效申請表格，合共認購334,859,365股發售股份，佔根據公開發售可供認購之發售股份總數357,585,805股約93.64%。由於公開發售未獲全數認購，本公司主要股東Winspark Venture Limited(「Winspark」，作為公開發售之包銷商)須認購及／或促使認購餘下之22,726,440股發售股份。在緊隨公開發售及紅股發行完成後，Winspark於本公司之股權總額因此由約61.45%增至65.79%。公開發售已於二零零六年六月二十日成為無條件，而股份合併則於二零零六年六月二十一日起生效。

本公司現正物色合適之投資機會，但尚未確定任何目標。公開發售之所得款項淨額已存於銀行作定期存款。

未來展望

展望未來，無綫及射頻產品為本集團開發之主要方向。董事會預期，此目標市場之價格不易受影響且競爭壓力較輕。隨著更嚴之環保法規將生效，本集團將視之為一個商機，並相信準備不足及生產質素未能符合有關規定之競爭者將會漸次被淘汰。

預期印刷綫路板業務將於二零零六年下半年繼續集中於較高溢利率之銷售訂單，並將物料成本上漲之影響轉嫁於客戶。

今後本集團將集中投資在位於中國之核心業務，並撥出適當資源用於認購有穩健基礎及良好前景之公司首次公開招股之股份。

流動資金及財務回顧

於二零零六年六月三十日，本集團持有現金及銀行結存(包括定期存款)為609,600,000港元，較於二零零五年十二月三十一日增加212,800,000港元。此外，本集團可供動用之銀行融資為45,000,000港元。本集團相信其具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零六年六月三十日之資本負債比率(按總債務除以總資產計算)為12.2%，而於二零零五年十二月三十一日則為14.5%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零六年六月三十日，本集團並無可使其面臨重大外匯風險之未平倉重大遠期外匯合約。

人力資源

於二零零六年六月三十日，本集團約有2,760名僱員，其中中國內地僱員約2,675名，香港僱員約85名。所有僱員之待遇均遵照行業慣例及現行勞工法之規定。於香港，除基本薪酬外，本集團亦提供員工福利，當中包括醫療保險、按表現派發花紅，以及強制性公積金。

董事之股份及相關股份權益

於二零零六年六月三十日，各董事於本公司及其相聯法團之股份及相關股份中擁有根據證券及期貨條例(「證券及期貨條例」)第352條規定本公司存置之登記冊所載，或根據上市公司董事進行證券交易標準守則(「標準守則」)須知會本公司之權益如下：

(a) 董事之股份權益

董事姓名	附註	權益性質	股份數目
邱德華先生	1	公司	200,000
雷美寶小姐		個人	1,178,571

附註：

1. 此等股份乃透過由邱德華先生實益擁有之Pacific Shore Profits Limited持有。

購股權計劃

於二零零六年六月三十日，本公司概無未行使之購股權。

主要股東

於二零零六年六月三十日，根據證券及期貨條例第336條規定本公司存置之股份及短倉權益登記冊所載，本公司獲知會下列股東持有本公司股本5%或以上權益。

股東名稱	附註	普通股數目	概約百分比
Winspark Venture Limited	1	147,871,114	65.79%

附註：

1. Winspark Venture Limited之全部已發行股本由陳達明先生實益擁有。

除上文披露者外，本公司董事並不知悉任何直接或間接擁有本公司已發行股本5%或以上權益之人士，擁有股份或相關股份之短倉或有權認購有關股本中之股份。

購買、出售或贖回證券

於期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

董事

於本中期報告日期，董事會由七位董事組成，其中四位是執行董事，即邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，三位是獨立非執行董事，即吳偉雄先生、張仲良先生及吳弘理先生。

企業管治

截至二零零六年六月三十日止六個月期間，本公司一直遵守上市規則附錄十四所載企業管治常規守則(「守則」)，惟以下偏離除外。

本公司將設立薪酬委員會，薪酬委員會主要就各董事及高級管理層之薪酬政策向董事會作出建議。與此同時，董事會就個別董事之貢獻進行非正式評估，使董事不能決定本身之薪酬，而董事過去數年之薪酬相對維持穩定。所有僱員按行業慣例及根據當時適用之勞工法獲得酬勞。董事會正依照守則檢討及制定薪酬委員會之權責範圍。

守則條文第A.2.1條訂明主席及行政總裁職務應分開；及不應由同一人士擔任。

本公司並無委任行政總裁。鑑於董事會現有架構及本集團之營運，董事會相信，董事會現有架構將為本集團提供強勢領導，以迅速作出決策及制定有效策略，實符合本集團利益。此外，本集團業務之日常營運由本公司執行董事及管理層分擔。因此，董事會層面之職責有明確劃分，可確保權責平衡，權力不會集中於任何一位人士。

守則條文第A.4.1條訂明，非執行董事應有特定任期，並可獲重選。

期內，本公司兩位獨立非執行董事(即吳偉雄先生及張仲良先生)之委任並無任何固定任期，而獨立非執行董事吳弘理先生之委任任期為由二零零五年九月二十七日起計一年。

上市發行人之董事進行證券交易之標準守則

本公司已採納上市規則附錄所載守則作為董事進行證券交易之行為守則。本公司已就各董事有否遵守有關董事進行證券交易之守則所規定標準向全體董事作出特定查詢，而全體董事已確認彼等一直遵守該守則。

審核委員會之審閱

二零零六年中期報告已由本公司之審核委員會審閱。審核委員會由三位獨立非執行董事組成。

承董事會命
主席
邱德華

香港，二零零六年九月二十二日

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 0760)

2006 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively called the "Group") for the six months ended 30 June 2006 with comparative figures as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2006	2005
	Notes	***HK$'000***	*HK$'000*
		(unaudited)	(unaudited)
Turnover	3	**242,483**	289,964
Cost of sales		**(209,068)**	(252,017)
Gross profit		**33,415**	37,947
Other revenue		**12,431**	11,740
Gain on disposal of interest in subsidiaries		–	43,122
Selling and distribution costs		**(5,505)**	(11,763)
Administrative expenses		**(42,742)**	(48,797)
Other operating expenses		–	(134)
(Loss)/profit from operating activities	4	**(2,401)**	32,115
Share of profits less losses of associates		–	1,524
(Loss)/profit before taxation		**(2,401)**	33,639
Taxation	5	**(268)**	198
(Loss)/profit for the period		**(2,669)**	33,837
Attributable to:			
Shareholders of the Company		**474**	37,066
Minority interests		**(3,143)**	(3,229)
		(2,669)	33,837
Earnings per share	6		
Basic		**0.45 cent**	39.47 cents
Diluted		**N/A**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2006 HK$'000 (unaudited)	As at 31 December 2005 HK$'000 (audited)
ASSETS			
Non-current assets			
Property, plant and equipment		**94,509**	103,178
Leasehold land and land use rights		**10,182**	10,307
Investment properties		**7,100**	28,750
Interests in associates		**156,892**	156,892
Prepaid rental		**1,535**	1,903
Deferred product development costs		**7,387**	6,819
Available-for-sale financial assets		**30,488**	27,364
Loans receivable		**2,212**	1,000
		310,305	336,213
Current assets			
Cash and cash equivalents		**609,629**	396,775
Properties held for sale		**–**	6,200
Financial assets at fair value through profit and loss		**6,167**	2,465
Inventories		**66,412**	67,540
Accounts receivables	*7*	**67,534**	62,892
Loans receivable		**8,679**	6,046
Interest receivable on loans		**24**	12
Prepayments, deposits and other receivables		**33,439**	52,720
		791,884	594,650
LIABILITIES			
Current liabilities			
Accounts payables	*8*	**71,610**	71,658
Other payables and accruals		**40,750**	40,017
Tax payable		**19,125**	20,369
		131,485	132,044
Net current assets		**660,399**	462,606
Total assets less current liabilities		**970,704**	798,819
Non-current liabilities			
Provision for long service payments		**570**	570
Deferred tax liabilities		**2,053**	2,053
		2,623	2,623
NET ASSETS		**968,081**	796,196
CAPITAL AND RESERVES			
Issued capital		**8,991**	2,861
Reserves		**950,150**	781,252
Equity attributable to equity holders of the Company		**959,141**	784,113
Minority interests		**8,940**	12,083
TOTAL EQUITY		**968,081**	796,196

Notes:

1 Basis of preparation

The interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The condensed consolidated financial statements should be read in conjunction with the 2005 annual financial statements.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2006. The adoption of the new HKFRSs has had no material effect on how the results for the current or prior accounting periods are prepared.

The Group has not applied any new standards or interpretation that is not yet effective for the current accounting period. The Group has already commenced an assessment of the impact of these new standards and interpretations but is not yet in a position to state whether they would significantly impact on its results of operations and financial position.

2 Principal activities

During the period, the principal activities of the Group consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. With the disposal of majority interest in Swank International Manufacturing Company Limited ("Swank") in year 2005, the business of the manufacturing and sale of optical products ceased to be consolidated.

3 Business segment information

The Group's operating businesses are classified as follows:

(a) the electronic products segment consists of the manufacture and sale of electronic products;

(b) PCBs segment consists of the manufacture and sale of PCBs;

(c) the electronic components and parts segment consists of the trading and distribution of electronic components and parts;

(d) the listed equity investments segment consists of the trading of listed equity investments; and

(e) the provision of finance segment consists of the provision of loan financing services.

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sale of listed equity investments and interest income from the provision of loan financing.

The following table presents revenues and results for the Group's business segments.

Business segments information

	Electronic products Six months ended 30 June		PCBs Six months ended 30 June		Electronic components & parts Six months ended 30 June		Listed equity investments Six months ended 30 June		Provision of finance Six months ended 30 June		Optical products Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)	**(unaudited)**	(unaudited)
Segment revenues:																
Sales to external customers	**162,294**	172,328	**50,441**	49,995	**-**	-	**29,586**	3,869	**162**	242	**-**	63,530	**-**	-	**242,483**	289,964
Inter-segment sales	**-**	-	**-**	-	**8,231**	79,797	**-**	-	**578**	1,932	**-**	-	**(8,809)**	(81,729)	**-**	-
Other revenues	**1,073**	1,361	**2,488**	1,785	**-**	5	**13**	104	**-**	-	**-**	3,125	**-**	-	**3,574**	6,380
Total	**163,367**	173,689	**52,929**	51,780	**8,231**	79,802	**29,599**	3,973	**740**	2,174	**-**	66,655	**(8,809)**	(81,729)	**246,057**	296,344
Segment results	**1,519**	6,727	**(6,923)**	(7,435)	**(275)**	(315)	**633**	(1,721)	**(3,874)**	(2,509)	**-**	(4,557)	**(849)**	-	**(9,769)**	(9,360)
Interest, dividend income and unallocated gains															**8,857**	5,360
Gain on disposal of interest in subsidiaries															**-**	43,122
Unallocated expenses															**(1,489)**	(6,507)
(Loss)/profit from operating activities															**(2,401)**	32,115
Share of profits less losses of associates															**-**	1,524
(Loss)/profit before taxation															**(2,401)**	33,639
Taxation															**(268)**	198
(Loss)/profit for the period															**(2,669)**	33,837

4 (Loss)/profit from operating activities

The Group's (loss)/profit from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Depreciation	**11,726**	15,479
Amortisation of prepaid rental	**368**	368
Amortisation of deferred product development costs	**929**	805
Net gain on disposal of investment properties	**–**	(1,406)
Net gain on disposal of listed equity investments	**(3,467)**	(123)
Unrealised holding loss of listed equity investments	**817**	176
Provision against inventories	**1,216**	2,061
Bank interest income	**(8,372)**	(2,606)

5 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit arising in Hong Kong during the period.

	Six months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Group:		
Hong Kong	**45**	361
Mainland China	**223**	244
	268	605
Deferred tax	**–**	(803)
Total tax charge for the period	**268**	(198)

6 **Earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the period of HK$474,000 (2005: HK$37,066,000) and the weighted average of 105,469,162 (2005: 93,900,769) shares in issue during the period. Diluted earnings per share has not been disclosed, as there is no outstanding share option for the two periods ended 30 June 2006.

The comparative basic earnings per share amounts have been adjusted to reflect the open offer, the bonus issue and the share consolidation as further detailed in the section of Corporate Move of this announcement.

7 **Accounts receivables**

The aged analysis of the Group's accounts receivable is as follows:

	As at	
	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Current to three months	**54,054**	48,196
Four to six months	**1,111**	106
Seven months to one year	**1,192**	943
Over one year	**17,388**	19,824
	73,745	69,069
Provision	**(6,211)**	(6,177)
	67,534	62,892

The normal credit period granted by the Group to customers ranges from 30 days to 120 days.

8 **Accounts payables**

The aged analysis of the Group's accounts payable is as follows:

	As at	
	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Current to three months	**49,103**	46,809
Four to six months	**13,564**	12,189
Seven months to one year	**4,864**	6,629
Over one year	**4,079**	6,031
	71,610	71,658

INTERIM DIVIDENDS

The Board has resolved that no interim dividend will be declared in respect of the six months ended 30 June 2006 (2005 : Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Business Review

Turnover of the Group for the six months ended 30 June 2006 was HK$242.5 million as compared with HK$290.0 million for the same period last year.

Loss before taxation for the current period was HK$2.4 million (2005: profit HK$33.6 million).

Turnover of Electronics Product Division for the period under review was HK$162.3 million (2005: HK$172.3 million), decreased by 6% compared to that of year 2005. The market competition remained fierce and pricing pressure weighed on the performance of the division. A drop in selling price also occurred in the business of production of lithium rechargeable battery parts. This sub-division, however, managed to maintain a sales volume at more or less the same level as previously and made a profit contribution to the Group. Despite these negative impacts, the division still managed to sustain only a slight drop in gross profit ratio by less than 0.3%. Segmental profit was HK$1.5 million (2005: HK$6.7 million).

With more resources invested in research and development and purchase and material control departments in year 2005, the division has been in the progress of aligning resources and operations flow amongst departments and better result is expected within time.

For the manufacture and sale of PCBs, turnover was HK$50.4 million (2005: HK$50.0 million) being approximately the same as that of last year. With newly invested capital expenditure, the division benefited by diverting more efforts to serving quality customers who could contribute higher profit margin. However, rising of material costs, especially copper, gold and other heavy metals eroded the profit margin and the PCBs business sustained a loss of HK$6.9 million (2005: loss HK$7.5 million).

Turnover of trading of listed equity investments amounted to HK$29.6 million (2005: HK$3.9 million), with segmental profit of HK$0.6 million (2005: loss HK$1.7 million).

Loan financing business was not active during the period. Segmental loss amounted to HK$3.9 million (2005: loss HK$2.5 million). In relation to the loan to Moulin Global Eyecare Holdings Limited, legal proceedings are still in progress and the Board will make announcement in due course.

Corporate Move

The Company sough investment projects to diversify its business portfolio actively. In view of the robust economic growth and increasing commercial activities, the Board would like to capture the opportunity and believe that making investment projects would bring about rewarding return to the Company and the shareholders as a whole.

On 8 March 2006, the Company announced, amongst others, an open offer, a bonus issue and a share consolidation. The Company intended to raise approximately HK$173.4 million, before expenses, to facilitate the continual development and daily operation of the Group whilst allowing the Group to invest in any potential investment projects when such opportunities arise, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of an open offer on the basis of 5 offer shares for every 4 existing share held on the record date (the "Open Offer"). The registered holders of fully paid offer shares would be issued 5 bonus shares for every 7 fully paid offer shares (the "Bonus Issue"). Upon completion of the Open Offer and the Bonus Issue, every 4 shares would be consolidated into 1 consolidated share (the "Share Consolidation").

The Company received 30 valid applications for 334,859,365 offer shares, representing approximately 93.64% of the total number of 357,585,805 offer shares available for subscription under the Open Offer. As the Open Offer was under-subscribed, being the underwriter of the Open Offer, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, was obliged to subscribe for and/or procure subscription for the remaining balance of 22,726,440 offer shares. The aggregate shareholding of Winspark in the Company therefore increased from approximately 61.45% to 65.79% immediately following completion of the Open Offer and the Bonus Issue. The Open Offer became unconditional and the Share Consolidation was effective on 20 June 2006 and 21 June 2006 respectively.

The Company is now exploring but has not yet earmarked any suitable investment opportunities. The net proceeds from the Open Offer was deposited in bank as time deposit.

Future Outlook

Looking forward, wireless application and radio-frequency products are our direction for development. The Board expects this target market will be less price-sensitive and competitive. As more stringent environmental regulations will come into effect, the Group realises it would be an opportunity and believes it would gradually eliminate competitors with less-equipped and quality-oriented in producing products which conform with the relevant requirements.

It is expected that in the second half of year 2006, the PCBs division will continue to focus on sales orders with higher profit margin and to shift the burden of increase in material cost to customers.

In future, the Group will focus on investments with core businesses which are PRC based and may allocate appropriate resources in subscribing for initial public offerings shares of companies with sound fundamental and prospect.

LIQUIDITY AND FINANCIAL REVIEW

As at 30 June 2006, cash and bank balances (including time deposits) maintained by the Group were HK$609.6 million, representing an increase of HK$212.8 million compared with the position as at 31 December 2005. In addition, the Group has available banking facilities of HK$45.0 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 12.2% as at 30 June 2006, comparing with 14.5% as at 31 December 2005.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 30 June 2006, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

HUMAN RESOURCES

As at 30 June 2006, the Group employed approximately 2,760 employees, with about 2,675 in the Mainland China and about 85 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

DIRECTORS' INTEREST IN SHARES AND UNDERLYING SHARES

As at 30 June 2006, the interests of the directors in the shares and underlying shares of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance ("SFO") or notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

(a) Directors' interest in shares

Name of Director	*Note*	Nature of interest	Number of shares
Mr. Yau Tak Wah, Paul	*1*	Corporate	200,000
Ms. Louie Mei Po		Personal	1,178,571

Note:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

SHARE OPTION SCHEME

As at 30 June 2006, the Company has no share options outstanding.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2006, according to the register of interest in shares and short positions required to be kept by the Company under section 336 of the SFO, the Company has been notified that the following shareholder was interested in 5% or more of the share capital of the Company.

Name of Shareholder	*Note*	Number of Ordinary Shares	Approximate Percentage
Winspark Venture Limited	*1*	147,871,114	65.79%

Note:

1. The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

Saved as disclosed above, the directors of the Company are not aware of any person who is, directly or indirectly, interested in 5% or more of the issued share capital of the Company, has short positions in the share or underlying shares or has any rights to subscribe for shares in respect of such capital.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DIRECTORS

As at the date of this interim result announcement, the Board comprises of seven directors, of which four are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, and Mr. Tam Wing Kin and three independent non-executive directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

CORPORATE GOVERNANCE

Throughout the six months ended 30 June 2006, saved as the following deviations, the Company has complied with the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules.

The remuneration committee will be established and is primarily of making recommendation to the Board on the remuneration policy for all director and senior management. Meanwhile, the Board conducts an informal assessment of the individual director's contribution so that no director decides his or her own remuneration and their remuneration has been relatively stable in the past years. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. The Board is in the process of reviewing and formulating its terms of reference in accordance with the Code.

Code Provision A2.1 stipulated that the role of chairman and chief executive officer should be separated and should not be performed by the same individual.

The Company does not appoint chief executive officer. In view of the existing structure of the Board and the operation of the Group, the Board believes that the present structure of the Board will provide a strong leadership for the Group to implement prompt decisions and to formulate efficient strategies, which is for benefits of the Group. Moreover, the day-to-day operation of the Group's businesses are shared among those executive directors and the management of the Company. Therefore, there should be a clear division of the responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.

Code Provision A4.1 stipulated that non-executive directors should be appointed for a specific term, subject to re-election.

During the period, two independent non-executive directors of the Company, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, are not appointed for any specific fixed term and one independent non-executive director, Mr. Wu Wang Li, is appointed for the term of one year from 27 September 2005.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Code as set out in Appendix of the Listing Rules as the code of conduct regarding directors' securities transactions. The Company has made specific enquiry of all directors whether the directors have complied with the required standard set out in the Code regarding directors' securities transactions and all directors confirmed that they have complied with the Code.

AUDIT COMMITTEE REVIEW

The 2006 interim result announcement has been reviewed by the Company's Audit Committee which comprises three independent non-executive directors.

PUBLICATION OF INTERIM RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

The information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the Stock Exchange website in due course.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 22 September, 2006

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：0760)

二零零六年中期業績公佈

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零六年六月三十日止六個月之未經審核綜合業績及比較數字如下：

簡明綜合損益表

	附註	截至六月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
營業額	3	**242,483**	289,964
銷售成本		**(209,068)**	(252,017)
毛利		**33,415**	37,947
其他收益		**12,431**	11,740
出售附屬公司權益之收益		**–**	43,122
銷售及分銷成本		**(5,505)**	(11,763)
行政支出		**(42,742)**	(48,797)
其他經營支出		**–**	(134)
經營業務之(虧損)／溢利	4	**(2,401)**	32,115
應佔聯營公司溢利減虧損		**–**	1,524
除稅前(虧損)／溢利		**(2,401)**	33,639
稅項	5	**(268)**	198
本期(虧損)／溢利		**(2,669)**	33,837

以下應佔：			
本公司股東		**474**	37,066
少數股東權益		**(3,143)**	(3,229)
		(2,669)	33,837
每股盈利	*6*		
基本		**0.45仙**	39.47仙
攤薄		不適用	不適用

簡明綜合資產負債表

	附註	於二零零六年六月三十日 千港元 (未經審核)	於二零零五年十二月三十一日 千港元 (未經審核)
資產			
非流動資產			
物業、廠房及設備		**94,509**	103,178
租賃土地及土地使用權		**10,182**	10,307
投資物業		**7,100**	28,750
於聯營公司之權益		**156,892**	156,892
預付租金		**1,535**	1,903
遞延產品開發成本		**7,387**	6,819
可作出售財務資產		**30,488**	27,364
應收貸款		**2,212**	1,000
		310,305	336,213
流動資產			
現金及現金等價物		**609,629**	396,775
持作出售之物業		**–**	6,200
按公平值經損益入賬之財務資產		**6,167**	2,465
存貨		**66,412**	67,540
應收賬款	*7*	**67,534**	62,892
應收貸款		**8,679**	6,046
應收貸款利息		**24**	12
預付款項、按金及其他應收款項		**33,439**	52,720
		791,884	594,650

負債			
流動負債			
應付賬款	*8*	**71,610**	71,658
其他應付款項及應計債務		**40,750**	40,017
應付稅項		**19,125**	20,369
		131,485	132,044
流動資產淨值		**660,399**	462,606
總資產減流動負債		**970,704**	798,819
非流動負債			
長期服務金撥備		**570**	570
遞延稅項負債		**2,053**	2,053
		2,623	2,623
資產淨值		**968,081**	796,196
資本及儲備			
已發行股本		**8,991**	2,861
儲備		**950,150**	781,252
本公司權益持有人應佔權益		**959,141**	784,113
少數股東權益		**8,940**	12,083
權益總額		**968,081**	796,196

附註：

1 編製基準

中期財務報表未經審核，但經審核委員會審閱。

簡明綜合中期財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六所載適用披露規定及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」之規定而編製。

簡明綜合財務報表應連同二零零五年之年度財務報表一併細閱。

編製中期財務報表所採用之會計政策及編製基準與截至二零零五年十二月三十一日止年度之年度財務報表所採用者一致。

於本期間，本集團首次應用香港會計師公會頒佈之多項新準則、修訂及詮譯(「新香港財務報告準則」)，該等準則於二零零六年一月一日或以後開始之會計期間生效。採納新香港財務報告準則對現行或過往會計期間之業績概無重大影響。

本集團並無採用於本會計期間尚未生效之任何新準則或詮釋。本集團已開始評估該等新準則及詮釋之影響，惟尚未能決定該等新準則及詮釋是否會對本集團經營業績及財務狀況帶來重大影響。

2 主要業務

期內，本集團之主要業務為設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板（「印刷綫路板」），以及買賣及分銷電子配件及部件、買賣上市股本投資以及提供貸款融資。隨著於二零零五年出售恒光行實業有限公司（「恒光行」）之主要權益，製造及銷售光學產品之業務已停止綜合入賬。

3 業務分部資料

本集團之經營業務分類如下：

(a) 電子產品分部，包括生產及銷售電子產品；

(b) 印刷綫路板分部，包括生產及銷售印刷綫路板；

(c) 電子配件及部件分部，包括買賣及分銷電子配件及部件；

(d) 上市股本投資分部，包括買賣上市股本投資項目；及

(e) 金融服務分部，包括提供貸款融資服務。

營業額為出售貨品之發票值減去退貨及折扣、出售上市股本投資之所得款項，以及提供貸款融資之利息收入。

下表載列本集團業務分部之收益及業績。

業務分部資料

	電子產品 截至六月三十日止六個月		印刷綫路板 截至六月三十日止六個月		電子配件及部件 截至六月三十日止六個月		上市股本投資 截至六月三十日止六個月		提供融資 截至六月三十日止六個月		光學產品 截至六月三十日止六個月		對銷 截至六月三十日止六個月		綜合 截至六月三十日止六個月	
	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)	二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
分部收益：																
向外界客戶銷售	162,294	172,328	50,441	49,995	-	-	29,586	3,869	162	242	-	63,530	-	-	242,483	239,964
分部間銷售	-	-	-	-	8,231	79,797	-	-	578	1,932	-	-	(8,809)	(81,729)	-	-
其他收益	1,073	1,361	2,488	1,785	-	5	13	104	-	-	-	3,125	-	-	3,574	6,380
合計	163,367	173,689	52,929	51,780	8,231	79,802	29,599	3,973	740	2,174	-	66,655	(8,809)	(81,729)	246,057	296,344
分部業績	1,519	6,727	(6,923)	(7,485)	(275)	(315)	633	(1,721)	(3,874)	(2,509)	-	(4,557)	(849)	-	(9,769)	(9,360)
利息、股息收入及未分配收益															8,857	5,360
出售附屬公司權益之收益															-	43,122
未分配開支															(1,489)	(6,507)
經營業務(虧損)／溢利															(2,401)	32,115
應佔聯營公司溢利減虧損															-	1,524
除稅前(虧損)／溢利															(2,401)	33,639
稅項															(268)	198
本期(虧損)／溢利															(2,669)	33,837

4 經營業務之(虧損)／溢利

本集團經營業務之(虧損)／溢利已扣除／(計入)：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
	(未經審核)	(未經審核)
折舊	**11,726**	15,479
攤銷預付租金	**368**	368
攤銷遞延產品開發成本	**929**	805
出售投資物業收益淨額	**–**	(1,406)
出售上市股本投資收益淨額	**(3,467)**	(123)
持有上市股本投資未變現虧損	**817**	176
存貨撥備	**1,216**	2,061
銀行利息收入	**(8,372)**	(2,606)

5 稅項

香港利得稅乃根據期內在香港產生之估計應課稅溢利按稅率17.5%(二零零五年：17.5%)作出撥備。

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
	(未經審核)	(未經審核)
本集團：		
香港	**45**	361
中國內地	**223**	244
	268	605
遞延稅項	**–**	(803)
本期稅項支出總額	**268**	(198)

6 每股盈利

每股基本盈利乃根據期內本公司股東應佔溢利474,000港元(二零零五年：37,066,000港元)及期內已發行股份之加權平均數105,469,162股(二零零五年： 93,900,769股)計算。由於截至二零零六年六月三十日止兩個期間並無未行使購股權，因此並無披露每股攤薄盈利。

每股基本盈利之比較金額已作調整，以反映公開發售、紅股發行及股份合併(詳情載於本公佈之集團動向一節。

7 應收賬款

本集團按賬齡分析之應收賬款茲列如下：

	於二零零六年六月三十日 千港元 (未經審核)	於二零零五年十二月三十一日 千港元 (經審核)
即時至三個月	**54,054**	48,196
四個月至六個月	**1,111**	106
七個月至一年	**1,192**	943
超過一年	**17,388**	19,824
	73,745	69,069
撥備	**(6,211)**	(6,177)
	67,534	62,892

本集團向顧客授出之一般信用期限介乎30日至120日。

8 應付賬款

本集團按賬齡分析之應付賬款茲列如下：

	於二零零六年六月三十日 千港元 (未經審核)	於二零零五年十二月三十一日 千港元 (經審核)
即時至三個月	**49,103**	46,809
四個月至六個月	**13,564**	12,189
七個月至一年	**4,864**	6,629
超過一年	**4,079**	6,031
	71,610	71,658

中期股息

董事會已議決不宣派截至二零零六年六月三十日止六個月之中期股息(二零零五年：無)。

管理層之討論及分析

業績及業務回顧

本集團截至二零零六年六月三十日止六個月之營業額為242,500,000港元，而去年同期則為290,000,000港元。

本期間之除稅前虧損為2,400,000港元(二零零五年：溢利33,600,000港元)。

電子產品業務於回顧期間之營業額為162,300,000港元(二零零五年：172,300,000港元)，較二零零五年減少6%。市場競爭仍然熾烈而業務表現受價格壓力影響。生產充電式鋰電池部件業務之銷售價格亦告下跌。然而，此分部之銷售量能維持與過往相若之水平，並為本集團帶來溢利。儘管受到此等負

面影響，該業務之毛利率僅微跌不足0.3%。分部溢利則為1,500,000港元(二零零五年：6,700,000港元)。

由於本集團在二零零五年投入更多資源於研究與開發、採購及物料控制，該業務現正配合各部門間之資源及業務流程，於不久將來可望取得更佳業績。

就製造及銷售印刷綫路板而言，營業額為50,400,000港元(二零零五年：50,000,000港元)，與去年相若。由於本集團作出新資本開支投資，因此該業務能調撥較多資源以服務能為本集團帶來更高溢利率之優質客戶。然而，物料成本上漲，尤其是銅、金及其他重金屬使溢利率受壓，印刷綫路板業務仍錄得虧損6,900,000港元(二零零五年：虧損7,500,000港元)。

買賣上市股本投資之營業額為29,600,000港元(二零零五年：3,900,000港元)，獲得分部溢利600,000港元(二零零五年：虧損1,700,000港元)。

貸款融資業務於期內並不活躍。分部虧損為3,900,000港元(二零零五年：虧損2,500,000港元)。就Moulin Global Eyecare Holdings Limited之貸款而言，現正進行法律訴訟，而董事會將於適當時候再作公佈。

集團動向

本公司積極尋找投資項目以使業務結構多元化。鑒於經濟增長強勁及商業活動不斷增加，董事會欲把握機會並相信進行投資項目將為本公司及股東整體帶來有利回報。

於二零零六年三月八日，本公司公佈(其中包括)公開發售、紅股發行及股份合併。本公司擬以公開發售方式根據記錄日期每持有四股現有股份可認購五股發售股份之基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份(「公開發售」)，集資約173,400,000港元(未扣除有關費用前)，以促進本集團之持續發展及日常營運，同時於機會來臨時讓本集團可投資於任何潛在投資項目。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發行五股紅股(「紅股發行」)。完成公開發售及紅股發行後，每四股股份合併為一股合併股份(「股份合併」)。

本公司收到30份有效申請表格，合共認購334,859,365股發售股份，佔根據公開發售可供認購之發售股份總數357,585,805股約93.64%。由於公開發售未獲全數認購，本公司主要股東Winspark Venture Limited(「Winspark」，作為公開發售之包銷商)須認購及／或促使認購餘下之22,726,440股發售股份。在緊隨公開發售及紅股發行完成後，Winspark於本公司之股權總額因此由約61.45%增至65.79%。公開發售已於二零零六年六月二十日成為無條件，而股份合併則於二零零六年六月二十一日起生效。

本公司現正物色合適之投資機會，但尚未確定任何目標。公開發售之所得款項淨額已存於銀行作定期存款。

未來展望

展望未來，無綫及射頻產品為本集團開發之主要方向。董事會預期，此目標市場之價格不易受影響且競爭壓力較輕。隨著更嚴之環保法規將生效，本集團將視之為一個商機，並相信準備不足及生產質素未能符合有關規定之競爭者將會漸次被淘汰。

預期印刷綫路板業務將於二零零六年下半年繼續集中於較高溢利率之銷售訂單，並將物料成本上漲之影響轉嫁於客戶。

令後本集團將集中投資在位於中國之核心業務，並撥出適當資源用於認購有穩健基礎及良好前景之公司首次公開招股之股份。

流動資金及財務回顧

於二零零六年六月三十日，本集團持有現金及銀行結存(包括定期存款)為609,600,000港元，較於二零零五年十二月三十一日增加212,800,000港元。此外，本集團可供動用之銀行融資為45,000,000港元。本集團相信其具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零六年六月三十日之資本負債比率(按總債務除以總資產計算)為12.2%，而於二零零五年十二月三十一日則為14.5%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零六年六月三十日，本集團並無可使其面臨重大外匯風險之未平倉重大遠期外匯合約。

人力資源

於二零零六年六月三十日，本集團約有2,760名僱員，其中中國內地僱員約2,675名，香港僱員約85名。所有僱員之待遇均遵照行業慣例及現行勞工法之規定。於香港，除基本薪酬外，本集團亦提供員工福利，當中包括醫療保險、按表現派發花紅，以及強制性公積金。

董事之股份及相關股份權益

於二零零六年六月三十日，各董事於本公司及其相聯法團之股份及相關股份中擁有根據證券及期貨條例(「證券及期貨條例」)第352條規定本公司存置之登記冊所載，或根據上市公司董事進行證券交易標準守則(「標準守則」)須知會本公司之權益如下：

(a) 董事之股份權益

董事姓名	*附註*	權益性質	股份數目
邱德華先生	*1*	公司	200,000
雷美寶小姐		個人	1,178,571

附註：

1. 此等股份乃透過由邱德華先生實益擁有之Pacific Shore Profits Limited持有。

購股權計劃

於二零零六年六月三十日，本公司概無未行使之購股權。

主要股東

於二零零六年六月三十日，根據證券及期貨條例第336條規定本公司存置之股份及短倉權益登記冊所載，本公司獲知會下列股東持有本公司股本5%或以上權益。

股東名稱	*附註*	普通股數目	概約百分比
Winspark Venture Limited	*1*	147,871,114	65.79%

附註：

1. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。

除上文披露者外，本公司董事並不知悉任何直接或間接擁有本公司已發行股本5%或以上權益之人士，擁有股份或相關股份之短倉或有權認購有關股本中之股份。

購買、出售或贖回證券

於期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

董事

於本業績公佈日期，董事會由七位董事組成，其中四位是執行董事，即邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，三位是獨立非執行董事，即吳偉雄先生、張仲良先生及吳弘理先生。

企業管治

截至二零零六年六月三十日止六個月期間，本公司一直遵守上市規則附錄十四所載企業管治常規守則(「守則」)，惟以下偏離除外。

本公司將設立薪酬委員會，薪酬委員會主要就各董事及高級管理層之薪酬政策向董事會作出建議。與此同時，董事會就個別董事之貢獻進行非正式評估，使董事不能決定本身之薪酬，而董事過去數年之薪酬相對維持穩定。所有僱員按行業慣例及根據當時適用之勞工法獲得酬勞。董事會正依照守則檢討及制定薪酬委員會之權責範圍。

守則條文第A.2.1條訂明主席及行政總裁職務應分開， 及不應由同一人士擔任。

本公司並無委任行政總裁。鑑於董事會現有架構及本集團之營運，董事會相信，董事會現有架構將為本集團提供強勢領導，以迅速作出決策及制定有效策略，實符合本集團利益。此外，本集團業務之日常營運由本公司執行董事及管理層分擔。因此，董事會層面之職責有明確劃分，可確保權責平衡，權力不會集中於任何一位人士。

• 守則條文第A.4.1條訂明，非執行董事應有特定任期，並可獲重選。

• 期內，本公司兩位獨立非執行董事（即吳偉雄先生及張仲良先生）之委任並無任何固定任期，而獨立非執行董事吳弘理先生之委任任期為由二零零五年九月二十七日起計一年。

上市發行人之董事進行證券交易之標準守則

本公司已採納上市規則附錄所載守則作為董事進行證券交易之行為守則。本公司已就各董事有否遵守有關董事進行證券交易之守則所規定標準向全體董事作出特定查詢，而全體董事已確認彼等一直遵守該守則。

審核委員會之審閱

二零零六年中期業績公佈已由本公司之審核委員會審閱。審核委員會由三位獨立非執行董事組成。

在聯交所網站上刊登中期業績

載有根據上市規則附錄16第46(1)至46(6)段所需所有資料，將在適當時候於聯交所網站刊登。

承董事會命
主席
邱德華

香港，二零零六年九月二十二日

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 0760)

OPEN OFFER OF 357,585,805 NEW SHARES ON THE BASIS OF 5 OFFER SHARES FOR EVERY 4 EXISTING SHARES HELD WITH 5 BONUS SHARES FOR EVERY 7 FULLY-PAID OFFER SHARES

RESULTS OF THE OPEN OFFER

The Directors announce that, up to 4:00 p.m. on Thursday, 15th June 2006, being the latest time for the acceptance of and payment for the Offer Shares, the Company has received 30 valid applications for 334,859,365 Offer Shares, representing approximately 93.64% of the total number of 357,585,805 Offer Shares available for subscription under the Open Offer.

As the Open Offer is under-subscribed, the Underwriter is obliged to subscribe for and/or procure subscription for the remaining balance of 22,726,440 Offer Shares. The aggregate shareholding of the Major Shareholder in the Company therefore increases from approximately 61.45% to 65.79% immediately following completion of the Open Offer and the Bonus Issue.

The Open Offer has become unconditional on 20th June 2006.

References are made to the Company's announcement dated 8th March 2006 and the prospectus dated 30th May 2006 (the "Prospectus") regarding the Open Offer and the Bonus Issue. Capitalised terms used in this announcement have the same meanings ascribed to them in the Prospectus unless the context otherwise requires.

RESULTS OF THE OPEN OFFER

The Directors announce that, up to 4:00 p.m. on Thursday, 15th June 2006, being the latest time for acceptance of and payment for the Offer Shares, the Company has received 30 valid applications for 334,859,365 Offer Shares, representing approximately 93.64% of the total number of 357,585,805 Offer Shares available for subscription under the Open Offer. One of the 30 valid applications was received from Winspark Venture Limited, the Major Shareholder, which has applied for 219,754,200 Offer Shares provisionally allotted to it in compliance with the irrevocable undertaking given by it to the Company.

As the Open Offer is under-subscribed, the Underwriter is obliged to subscribe for and/or procure subscription for the remaining balance of 22,726,440 Offer Shares in excess of its entitlement in accordance with the terms of the Underwriting Agreement, representing approximately 6.36% of the total number of Offer Shares available for subscription under the Open Offer.

The Open Offer has become unconditional on 20th June 2006. As all conditions of the Bonus Issue (including the Open Offer becoming unconditional) have been fulfilled, the Bonus Shares will be issued and allotted as described in the Prospectus.

SHAREHOLDING STRUCTURE OF THE COMPANY

To the best knowledge of the Company, immediately after completion of the Open Offer and the Bonus Issue and the implementation of the Share Consolidation, the shareholding structure of the Company will be as follows:

	Existing shareholding		**Immediately after completion of the Open Offer and the Bonus Issue and the implementation of the Share Consolidation**	
	Shares	*%*	*Consolidated Shares*	*%*
Major Shareholder	175,803,363	61.45	147,871,113	65.79
Interest of Directors *(Note)*	2,300,000	0.81	1,378,571	0.61
Public	107,965,281	37.74	75,518,517	33.60
Total	286,068,644	100.00	224,768,201	100.00

Note: The Directors are Mr. Yau Tak Wah and Miss Louie Mei Po

There is no outstanding derivatives, options, warrants and conversion rights or other similar rights which are convertible or exchangeable into Shares as at the date of this announcement.

CERTIFICATES AND DEALINGS

The certificates for the Offer Shares and the Bonus Shares are expected to be dispatched on Wednesday, 21st June 2006 to those Qualifying Shareholders who have accepted and paid for the Offer Shares at their own risk.

As the conditions of the Share Consolidation have been fulfilled (including completion of the Open Offer and the issue of the Bonus Shares), the Share Consolidation is expected to become effective on 21st June 2006. Accordingly, dealings in the Consolidated Shares (including those Consolidated Shares arising from the consolidation of the Offer Shares and the Bonus Shares) are expected to commence on 21st June 2006.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 20th June 2006

As at the date of this announcement, the executive Directors are Yau Tak Wah, Paul, Louie Mei Po, Wong Shin Ling, Irene and Tam Wing Kin and the independent non-executive Directors are Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

公開發售357,585,805股新股份
基準為每持有四股現有股份獲發五股發售股份
並附帶每七股繳足之發售股份獲發五股紅股

公開發售之結果

董事宣佈，截至二零零六年六月十五日星期四下午四時正(即接納發售股份及繳付股款之最後時間)為止，本公司已收到30份有效申請，合共認購334,859,365股發售股份(約佔根據公開發售可供認購之發售股份總數357,585,805股之93.64%)。

鑑於公開發售認購不足，包銷商因而須認購及／或促使他人認購其餘22,726,440股發售股份。因此，緊隨公開發售及紅股發行完成後，主要股東於本公司之總持股量由約61.45%增加至65.79%。

公開發售已於二零零六年六月二十日成為無條件。

謹此提述本公司就公開發售及紅股發行而於二零零六年三月八日發表之公佈及於二零零六年五月三十日刊發之章程(「章程」)。除文義另有所指外，本公佈所用之詞彙與章程所載者具有相同涵義。

公開發售之結果

董事宣佈，截至二零零六年六月十五日星期四下午四時正(即接納發售股份及繳付股款之最後時間)為止，本公司已收到30份有效申請，合共認購334,859,365股發售股份(約佔根據公開發售可供認購之發售股份總數357,585,805股之93.64%)。已收到之30份有效申請中，其中一份為主要股東Winspark Venture Limited所呈交，該公司申請認購暫定配發供其認購之219,754,200股發售股份，以遵守其向本公司作出之不可撤回承諾。

鑑於公開發售認購不足，包銷商因而須根據包銷協議認購及／或促使他人認購其餘於其配額以外之22,726,440股發售股份(約佔根據公開發售可供認購之發售股份總數之6.36%)。

公開發售已於二零零六年六月二十日成為無條件。由於紅股發行之所有條件(包括公開發售成為無條件)已獲達成，本公司將按章程所述發行及配發紅股。

本公司之股權架構

據本公司所深知，緊隨公開發售及紅股發行完成及實施股份合併後，本公司之股權架構將如下：

	現有股權		緊隨公開發售及紅股發行完成及實施股份合併後	
	股份	%	*合併股份*	%
主要股東	175,803,363	61.45	147,871,113	65.79
董事權益 *(附註)*	2,300,000	0.81	1,378,571	0.61
公眾人士	107,965,281	37.74	75,518,517	33.60
總計	286,068,644	100.00	224,768,201	100.00

附註： 董事為邱德華先生及雷美寶小姐。

於本公佈日期，並無尚未行使之衍生工具、購股權、認股權證及換股權或其他可兌換或交換股份之類似權利。

股票及買賣

預期發售股份及紅股之股票將於二零零六年六月二十一日(星期三)寄發予該等已接納發售股份並就此付款之合資格股東，郵誤風險概由彼等承擔。

由於股份合併之條件(包括公開發售及紅股發行之完成)已獲達成，預期股份合併將於二零零六年六月二十一日起生效。因此，預期合併股份(包括因合併發售股份與紅股而產生之合併股份)將於二零零六年六月二十一日開始買賣。

承董事會命
主席
邱德華

香港，二零零六年六月二十日

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this prospectus or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited (the "Company"), you should at once hand this prospectus and the accompanying form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A copy of this prospectus and a copy of the provisional allotment letter have been registered with the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance of Hong Kong. A copy of this prospectus and a copy of the provisional allotment letter have also been filed with the Registrar of Companies in Bermuda in accordance with the requirements of the Companies Act 1981 of Bermuda. The Securities and Futures Commission in Hong Kong, the Registrar of Companies in Hong Kong and the Registrar of Companies in Bermuda take no responsibility for the contents of any of these documents.

Subject to the granting of the listing of, and permission to deal in, the Offer Shares (as defined herein) on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Offer Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited ("HKSCC") for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the Offer Shares or such other dates as determined by HKSCC. All activities under the CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. You should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

OPEN OFFER OF 357,585,805 NEW SHARES AT A SUBSCRIPTION PRICE OF HK$0.485 PER OFFER SHARE ON THE BASIS OF 5 OFFER SHARES FOR EVERY 4 EXISTING SHARES HELD PAYABLE IN FULL ON ACCEPTANCE WITH 5 BONUS SHARES FOR EVERY 7 FULLY-PAID OFFER SHARES

Underwriter

Winspark Venture Limited

The latest time for acceptance of and payment for the Offer Shares is 4:00 p.m. on Thursday, 15 June 2006. The procedures for acceptance are set out on page 16 of this Prospectus.

It should be noted that the Underwriting Agreement contains provisions entitling the Underwriter, by notice in writing, to terminate the obligations of the Underwriter at any time prior to 4:00 p.m. on the third business day following the Final Acceptance Date, if in the absolute opinion of the Underwriter (a) the success of the Open Offer would be materially and adversely affected by (i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or (ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic, currency or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict; or affecting local securities market which may, in the absolute opinion of the Underwriter materially and adversely affects the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudices the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or (iii) any material adverse change in the financial position of the Group as a whole; or (iv) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic or threatened epidemic, terrorism, strike or lock-out; or (b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction of trading in securities) occurs which in the reasonable opinion of the Underwriter is likely to materially and adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer. Upon the giving of the notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

It should be noted that the Shares have been dealt in on an ex-entitlement basis since 19 May 2006 and the conditions to which the Open Offer is subject remain unfulfilled. If the conditions of the Open Offer are not fulfilled or the Underwriting Agreement is terminated by the Underwriter, the Open Offer will not proceed. Any Shareholder or other person dealing in the Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled will accordingly bear the risk that the Open Offer may not become unconditional or may not proceed. Any Shareholder or other person contemplating selling or purchasing Shares during such period who is in any doubt about his or her position is advised to consult his or her professional adviser.

30 May 2006

CONTENTS

In this prospectus, the following expressions have the following meanings, unless the context otherwise requires:

"Amendment of the Bye-laws"	the proposed amendment to bye-law 148 of the Bye-laws to allow distribution to Shareholders on a non pro-rata basis
"Announcement"	the announcement of the Company dated 8 March 2006 relating to, *inter alia*, the Open Offer, the Bonus Issue, the Share Consolidation and the Amendment of the Bye-laws
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of the Directors
"Bonus Issue"	the proposed issue of the Bonus Shares on the basis of 5 Bonus Shares for every 7 fully-paid Offer Shares issued
"Bonus Shares"	the new Shares to be issued to the subscribers of the Offer Shares, credited as fully-paid, pursuant to the Bonus Issue
"Business Day"	a day (other than a Saturday or a day on which a tropical cyclone warning signal no. 8 or above or a "black" rainstorm morning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 4:00 p.m.) on which banks in Hong Kong are generally open for business
"Bye-laws"	bye-laws of the Company
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Circular"	the circular of the Company dated 28 April 2006 relating to, inter alia, the Open Offer, the Bonus Issue, the Share Consolidation and the Amendment of the Bye-laws
"Companies Act"	the Company Act 1981 of Bermuda
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Consolidated Share(s)"	new ordinary share(s) of HK$0.04 each in the capital of the Company upon the Share Consolidation becoming effective
"controlling shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Final Acceptance Date"	15 June 2006 or such other date as may be agreed between the Company and the Underwriter and described as the latest time for acceptance and payment in respect of provisional allotments under the Open Offer
"Group"	the Company and its subsidiaries
"HKSCC"	the Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	Shareholders other than those who are required by the Listing Rules or the Stock Exchange to abstain from voting in respect of the resolutions to approve the Open Offer, the Bonus Issue and the Underwriting Agreement
"Last Trading Date"	27 February 2006, being the last trading day which was immediately prior to the suspension of trading in the Shares on the Stock Exchange pending the release of the Announcement
"Latest Practicable Date"	24 May 2006, being the latest practicable date prior to the printing of this prospectus for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	30 June 2006, or such other date as may be agreed between the Company and the Underwriter

"Major Shareholder" or "Underwriter"	Winspark Venture Limited, a company incorporated in the British Virgin Islands with limited liability, being the major shareholder of the Company interested in approximately 61.45% of the existing issued share capital of the Company as at the Latest Practicable Date
"Non-Qualifying Shareholders"	Overseas Shareholders who the Board, after making enquiries, regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange, consider it necessary or expedient to exclude from the Open Offer on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange in that place
"Offer Shares"	the new Shares to be issued pursuant to the Open Offer
"Open Offer"	the proposed issue by way of Open Offer to Qualifying Shareholders of 357,585,805 Offer Shares at a price of HK$0.485 per Offer Share on the basis of 5 Offer Shares for every 4 existing Shares held by Qualifying Shareholders on the Record Date, subject to the terms and conditions set out in the Circular and the Prospectus Documents
"Overseas Letter"	a letter from the Company to the Non-Qualifying Shareholders explaining the circumstances in which they are not entitled to Offer Shares
"Overseas Shareholders"	the Shareholders whose addresses on the register of members of the Company on the Record Date are outside Hong Kong
"Posting Date"	30 May 2006, being the date for the despatch of the Prospectus Documents to the Qualifying Shareholders and the Prospectuses (for information only) and the Overseas Letter to the Non-Qualifying Shareholders or such other date as may be agreed between the Company and the Underwriter
"PRC"	the People's Republic of China and for the purpose of this prospectus excluding Hong Kong
"Prospectus"	this prospectus
"Prospectus Documents"	the Prospectus and the provisional allotment letter

"Qualifying Shareholder(s)"	Shareholders(s) whose names appear on the register of members of the Company on the Record Date, other than the Non-Qualifying Shareholders
"Record Date"	30 May 2006, being the date for ascertaining entitlements to the Open Offer, or such other date as may be agreed between the Company and the Underwriter
"SFO"	the Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Share Consolidation"	the proposed consolidation of every 4 Shares of HK$0.01 each into one Consolidated Share of HK$0.04
"Share Option Scheme"	the share option scheme adopted by the Company on 29 May 2002
"Shareholder(s)"	holder(s) of the Share(s) or Consolidated Share(s) (as the case may be)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the subscription price of HK$0.485 per Offer Share
"Underwriting Agreement"	the underwriting agreement dated 8 March 2006 between the Company and the Major Shareholder whereby the Major Shareholder has conditionally agreed to underwrite 137,831,605 Offer Shares
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

The following information is derived from, and should be read in conjunction with, the full text of this prospectus.

Basis of the Open Offer	:	an assured entitlement of 5 Offer Shares for every 4 existing Shares held by the Qualifying Shareholders as at the close of business on the Record Date
Basis of the Bonus Issue	:	5 Bonus Shares for every 7 fully-paid Offer Shares
Subscription Price	:	HK$0.485 per Offer Share
Number of existing Shares in issue	:	286,068,644 Shares
Number of Offer Shares to be issued	:	357,585,805 Offer Shares
Number of Bonus Shares to be issued	:	not more than 255,418,430 Bonus Shares
Estimated net proceeds	:	approximately HK$170 million
Latest time for acceptance of and payment for Offer Shares	:	on or before 4:00 p.m. on 15 June 2006
Status of the Offer Shares and the Bonus Shares	:	when allotted, issued and fully paid, the Offer Shares and the Bonus Shares will rank *pari passu* in all respects with the then existing issued Shares
Excess application	:	no application for excess Offer Shares is allowed, however, the Major Shareholder may take up Offer Shares in excess of its entitlement by reason of being the Underwriter

TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriter reserves the right to terminate the arrangements set out in the Underwriting Agreement by notice in writing given by it to the Company at any time prior to 4:00 p.m. on the third business day following the Final Acceptance Date, if in the absolute opinion of the Underwriter:

(a) the success of the Open Offer would be materially and adversely affected by:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic, currency or other nature (whether or not *ejusdem generis* with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict; or affecting local securities market which may, in the absolute opinion of the Underwriter materially and adversely affects the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudices the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(iii) any material adverse change in the financial position of the Group as a whole; or

(iv) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic or threatened epidemic, terrorism, strike or lock-out; or

(b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction of trading in securities) occurs which in the reasonable opinion of the Underwriter is likely to materially and adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer.

Upon the giving of the notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

EXPECTED TIMETABLE

The expected timetable for the Open Offer, the Bonus Issue and the Share Consolidation is set out below:

	2006
Record Date	Tuesday, 30 May
Despatch of the Prospectus Documents	Tuesday, 30 May
Register of members re-opens	Thursday, 1 June
Latest time for acceptance of and payment for the Offer Shares	4:00 p.m. on Thursday, 15 June
Open Offer expected to become unconditional	4:00 p.m. on Tuesday, 20 June
Announcement of results of acceptance of the Open Offer	Wednesday, 21 June
Despatch of certificates for the Offer Shares and Bonus Shares on or before	Wednesday, 21 June
Effective date of Share Consolidation	Wednesday, 21 June
First day of free exchange of new share certificates	Wednesday, 21 June
Existing counter for trading in Shares in board lots of 5,000 Shares temporarily closes	9:30 a.m. on Wednesday, 21 June
Temporary counter for trading in Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Wednesday, 21 June
Existing counter for trading in Consolidated Shares in board lots of 5,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Wednesday, 5 July
Parallel trading of Consolidated Shares (in the form of existing and new share certificates) commences	9:30 a.m. on Wednesday, 5 July
First day of availability of odd lot facility	Wednesday, 5 July
Temporary counter for trading in Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Wednesday, 26 July
Parallel trading of Consolidated Shares (in the form of existing and new share certificates) ends	4:00 p.m. on Wednesday, 26 July
Last day of availability of odd lot facility	Wednesday, 26 July
Last day of free exchange of share certificates	Monday, 31 July

Dates stated in this prospectus for events in the timetable are indicative only and may be extended or varied. Any changes to the anticipated timetable for the Open Offer, the Bonus Issue and the Share Consolidation will be announced as appropriate.

Note: All times refer to Hong Kong local times in this prospectus.

The certificates in respect of the Offer Shares and Bonus Shares will, as far as possible, be issued in board lots of 5,000 Shares (i.e. in the form of existing share certificates). The Company has made available arrangements to the Shareholders for the free exchange of existing share certificates for new share certificates for the Consolidated Shares upon the Share Consolidation becoming effective for a period between 21 June 2006 and 31 July 2006. Details for free exchange of share certificates are set out in the section headed "Trading arrangement, issue and exchange of share certificates" in the Letter from the Board contained in the Circular.

EFFECT OF BAD WEATHER ON THE LATEST TIME FOR ACCEPTANCE OF AND PAYMENT FOR THE OFFER SHARES

The latest time for acceptance of and payment for the Offer Shares will not take place if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

(i) in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on the Final Acceptance Date. Instead the latest time for acceptance of and payment for the Offer Shares will be extended to 5:00 p.m. on the same Business Day;

(ii) in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on the Final Acceptance Date. Instead the latest time for acceptance of and payment for the Offer Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.

If the latest time for acceptance of and payment for the Offer Shares does not take place on the Final Acceptance Date, the dates mentioned in the section headed "Expected timetable" in this prospectus may be affected. A press announcement will be made by the Company in such event.

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

Executive Directors:
Yau Tak Wah, Paul *(Chairman)*
Louie Mei Po
Wong Shin Ling, Irene
Tam Wing Kin

Independent non-executive Directors:
Ng Wai Hung
Cheung Chung Leung, Richard
Wu Wang Li

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
27th Floor, Henley Building,
5 Queen's Road Central,
Hong Kong

30 May 2006

To all Qualifying Shareholders and, for information only, the Non-Qualifying Shareholders

Dear Sir or Madam,

OPEN OFFER OF 357,585,805 NEW SHARES AT A SUBSCRIPTION PRICE OF HK$0.485 PER OFFER SHARE ON THE BASIS OF 5 OFFER SHARES FOR EVERY 4 EXISTING SHARES HELD PAYABLE IN FULL ON ACCEPTANCE WITH 5 BONUS SHARES FOR EVERY 7 FULLY-PAID OFFER SHARES

INTRODUCTION

As disclosed in the Announcement and the Circular, the Company intended to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 Offer Shares at a price of HK$0.485 per Offer Share by way of the Open Offer, on the basis of 5 Offer Shares for every 4 existing Shares held on the Record Date and payable in full on acceptance. The registered holders of fully-paid Offer Shares will be issued 5 Bonus Shares for every 7 fully-paid Offer Shares. The Open Offer and the Bonus Issue are not available to the Non-Qualifying Shareholders.

Under the Listing Rules, the Open Offer is required to be made conditional on the approval of the Independent Shareholders. On 30 May 2006, resolutions were duly passed by the Independent Shareholders to approve, among others, the Open Offer and the Bonus Issue, at the SGM, the results of which were published on the same day. Having made all reasonable enquiries, the Directors consider that there is (i) no voting trust or other

agreement or arrangement or understanding entered into by or binding upon the Major Shareholder; and (ii) no obligation or entitlement of the Major Shareholder as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis. There is also no discrepancy between the beneficial shareholding interest of the Major Shareholder in the Company as disclosed in this prospectus and the numbers of Shares in respect of which it will control or will be entitled to exercise control over the voting rights at the SGM.

The purpose of this prospectus is to provide you with further details of the Open Offer, including information on dealings in and acceptances of the Offer Shares, the Bonus Issue and certain financial and other information in respect of the Group.

OPEN OFFER AND BONUS ISSUE

Issue statistics

Basis of the Open Offer	:	an assured entitlement of 5 Offer Shares for every 4 existing Shares held by the Qualifying Shareholders as at the close of business on the Record Date
Basis of the Bonus Issue	:	5 Bonus Shares for every 7 fully-paid Offer Shares
Subscription Price	:	HK$0.485 per Offer Share
Number of existing Shares in issue	:	286,068,644 Shares
Number of Offer Shares to be issued	:	357,585,805 Offer Shares
Number of Bonus Shares to be issued	:	not more than 255,418,430 Bonus Shares
Number of Offer Shares undertaken to be taken up by the Major Shareholder	:	219,754,200 Offer Shares
Number of Offer Shares underwritten by the Underwriter	:	137,831,605 Offer Shares
Number of Shares in issue immediately after completion of the Open Offer and the Bonus Issue (before the Share Consolidation becoming effective)	:	not more than 899,072,879 Shares

The Offer Shares represent approximately 125% of the existing issued share capital of the Company and approximately 39.8% of the issued share capital of the Company as enlarged by the Offer Shares and the Bonus Shares. The Bonus Shares represent approximately 89.3% of the existing issued share capital of the Company and approximately 28.4% of the issued share capital of the Company as enlarged by the Offer Shares and the Bonus Shares.

The Company had no derivatives, options, warrants and conversion rights or other similar rights which were convertible or exchangeable into Shares as at the Latest Practicable Date and has no intention to issue any new Share or any of the above securities before the Final Acceptance Date, which is expected to be 15 June 2006.

Qualifying Shareholders of the Open Offer

The Open Offer is only available to the Qualifying Shareholders. The Company will send (i) the Prospectus Documents to the Qualifying Shareholders and (ii) the Prospectus, for information only, to the Non-Qualifying Shareholders.

To qualify for the Open Offer, Shareholders must at the close of business on the Record Date (i) be registered as a member of the Company; and (ii) not be Non-Qualifying Shareholders.

In order to be registered as members of the Company on the Record Date, any transfer of Shares (together with the relevant share certificate(s)) must have been lodged with the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. (Hong Kong time) on 22 May 2006.

The invitation to subscribe for the Offer Shares to be made to the Qualifying Shareholders will not be transferable. There will not be any trading in nil-paid entitlements on the Stock Exchange.

TERMS OF THE OPEN OFFER

Subscription price

The Subscription Price for the Offer Shares is HK$0.485 per Offer Share, payable in full on acceptance of the provisional allotment under the Open Offer. The Subscription Price was arrived at after arm's length negotiation between the Company and the Major Shareholder with reference to the prevailing market price of the Shares between the range of HK$0.56 (being the lowest average closing price per Share within the last three calendar months before the date of the Announcement) to HK$0.70 (being the highest average closing price per Share within the last three calendar months before the date of the Announcement) under the prevailing market conditions and recent open offer cases.

The Subscription Price of HK$0.485 represents:

(i) a discount of approximately 13.4% to the closing price of HK$0.56 per Share quoted on the Stock Exchange on the Last Trading Date);

(ii) a premium of approximately 30.7% to the theoretical ex-entitlement price (after taking into consideration of the Bonus Issue) of HK$0.371 per Share based on the closing price per Share on the Last Trading Date;

(iii) a discount of approximately 20.1% to the 10-day average closing price of HK$0.607 per Share up to and including the Last Trading Date;

(iv) a discount of approximately 6.7% to the closing price of HK$0.52 per Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(v) a discount of approximately 82.3% to the latest audited net asset value attributable to Shareholders per Share of HK$2.74 as at 31 December 2005.

For those Shareholders who participate in the Open Offer, they would be entitled to approximately 1.25 Offer Shares and approximately 0.89 Bonus Shares for every Share they hold (without taking into account the Share Consolidation). Based on the total subscription monies under the Open Offer and taking into account the aggregate of the Offer Shares and the Bonus Shares, the theoretical subscription price of each Offer Share is approximately HK$0.283. The theoretical subscription price of HK$0.283 represents:

(i) a discount of approximately 49.5% to the closing price of HK$0.56 per Share quoted on the Stock Exchange on the Last Trading Date;

(ii) a discount of approximately 23.7% to the theoretical ex-entitlement price (after taking into consideration of the Bonus Issue) of HK$0.371 per Share based on the closing price per Share on the Last Trading Date;

(iii) a discount of approximately 53.4% to the 10-day average closing price of HK$0.607 per Share up to and including the Last Trading Date;

(iv) a discount of approximately 45.6% to the closing price of HK$0.52 per Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(v) a discount of approximately 89.7% to the latest audited net asset value attributable to Shareholders per Share of HK$2.74 as at 31 December 2005.

Further, comparing with the various recent open offer cases within one year prior to the date of the Announcement, the discounts of the subscription price of those cases to their respective closing price on the last trading day prior to their respective dates of announcement ranged from approximately 6.25% to approximately 90.70%, with the mean of approximately 53.17% and median of approximately 54.35%. The discounts of the subscription price of those cases to their respective theoretical ex-entitlement prices per share based on the closing price per share on the last trading day prior to the date of

announcement ranged from approximately 5.21% to approximately 77.00%, with the mean of approximately 37.28% and median of approximately 35.27%. After considering the aggregation of the Offer Shares and Bonus Shares, the theoretical subscription price per Share of approximately $0.283 effectively represents a discount of approximately 49.5% to the closing price on the Last Trading Date, which is generally in line with that of the market practice as represented by other recent open offer cases.

Based on the reasons above, the Directors consider that the terms of the Open Offer (including the Subscription Price and the theoretical subscription price of each Offer Share) are fair and reasonable and in the interest of the Shareholders as a whole.

Status of the Offer Shares

When allotted, issued and fully paid, the Offer Shares will rank pari passu in all respects with the then existing issued Shares. Holders of the Offer Shares will be entitled to receive all future dividends and distributions which are declared, made or paid on or after the date of issue and allotment of the Offer Shares.

Fractions of Offer Shares

The Company will not allot to Shareholders fractions of the Offer Shares. Fractions of Offer Shares will be aggregated and sold for the benefit of the Company.

Certificates of the fully-paid Offer Shares

Subject to the fulfilment of the conditions of the Open Offer, certificates for all fully-paid Offer Shares are expected to be posted to those entitled thereto at their own risk on or before 21 June 2006.

Closure of register of members

The register of members of the Company was closed from 23 May 2006 to 30 May 2006, both dates inclusive. No transfer of Shares was registered during this period.

Rights of the Non-Qualifying Shareholders

The Prospectus Documents have not been and will not be registered and/or filed under the applicable securities or equivalent legislation of any jurisdictions other than Hong Kong and Bermuda. Based on the register of members of the Company as at the Latest Practicable Date, the Directors noted that there were two Shareholders who maintained addresses outside Hong Kong in the following jurisdictions: Malaysia and Taiwan. As such, the Board has made enquiries as to whether the issue of Offer Shares and Bonus Shares to such Overseas Shareholders may contravene the applicable securities legislation of the relevant overseas places or the requirements of the relevant regulatory body or stock exchange pursuant to Rule 13.36(2)(a) of the Listing Rules. Based on the results of the enquiries made with qualified lawyers of these jurisdictions, the Board is of the opinion that it would be necessary or expedient not to offer the Offer Shares and Bonus Shares to the Shareholders whose registered addresses are in Malaysia due to the substantial procedures and costs

involved in the registration of the Prospectus. Accordingly, the Shareholders whose registered addresses are in Malaysia would be Non-Qualifying Shareholders and the Open Offer and the Bonus Issue would not be available to them. The Company will send only the Prospectus to them for their information only. For those Shareholders whose registered addresses are in Taiwan, the Board has been advised by legal advisers in Taiwan that it would be lawful for the Company to offer the Open Offer and the Bonus Issue to the Shareholders in Taiwan even though the Prospectus are not registered in Taiwan. Therefore, the Company will send the Prospectus and the provisional allotment letter to such Qualifying Shareholders in Taiwan.

Application for excess Offer Shares

Under the Open Offer, although the Qualifying Shareholders (other than the Major Shareholder by reason of being the Underwriter) are not entitled to any Offer Shares which are in excess of their entitlements, the other Qualifying Shareholders are offered a chance to subscribe for the Offer Shares at a relatively low price and to maintain their respective pro-rata shareholdings in the Company. In view of the discount of the subscription price per Offer Share to the market price per Share together with the Bonus Shares, the Directors believe that there would be a high level of acceptance of Offer Shares by the Qualifying Shareholders and, accordingly, there would not be a significant number of Offer Shares which are not taken up by the Shareholders and available for excess application should there be any arrangement for excess application.

Furthermore, the Directors consider that the arrangement of application for excess Offer Shares will involve additional administrative work and costs for the Open Offer. As discussed with the share registrar of the Company and the printer, the Directors were advised that (a) the extra time normally required for providing an arrangement for excess application under an open offer together with a bonus issue is estimated to be around 1-2 days for the purpose of (i) balloting and allotment of offer shares and bonus shares and (ii) refund arrangement, and (b) the extra administrative costs to be incurred for providing an arrangement for excess application under the Open Offer are estimated to be around HK$300,000, which includes charges of printing, translation, and issuing of excess application forms ("EAFs") and refund cheques, service fees and handling charges payable to the share registrar in (i) acting as receiving agent for EAFs, setting up a computer programme for EAFs, (ii) submitting daily reports in respect of the level of acceptance for EAFs, (iii) preparing allotment scenario in case of over-subscription of Offer Shares, (iv) submitting refund cheque tape to the banker, and (v) processing acceptances of EAFs.

Shareholders should note that, in the event that any Qualifying Shareholder gives up its right to take up its provisional entitlement, the Major Shareholder is obliged to take up such Offer Shares as underwriter under the Underwriting Agreement (please refer to the section "Underwriting Arrangement" below) which will result in an increase of its shareholding in the Company. The Directors acknowledge that the savings in administrative costs and time may not be very significant. However, taking into account (i) the difficulty to procure a commercial underwriter in view of the low price range and the low liquidity of the Shares; (ii) absence of the arrangement for excess application is not an uncommon market practice and (iii) the Independent Shareholders will be offered a chance to express their view on the terms of the Open Offer, including the absence of the arrangement for application in excess

of assured entitlement under the Open Offer (which has been specifically pointed out for the attention of Independent Shareholders both in this section and in the resolution proposed under the notice of SGM), through voting, the Directors consider that, after balancing the above factors, the current arrangement is fair and reasonable and in the interest of the Shareholders as a whole. Barits, the independent financial adviser, has been appointed to make recommendations to the Independent Shareholders, among other things, in respect of the Open Offer (including whether the current arrangement that the Qualifying Shareholders are not entitled to apply for any Offer Shares in excess of their entitlement is fair and reasonable and in the interest of the Shareholders as a whole).

Basis of the Bonus Issue

In order to recognise the contribution from the Shareholders who take up the Offer Shares and as an incentive to encourage the Shareholders to participate in the Open Offer, the Bonus Shares will be issued to the registered holders of the fully-paid Offer Shares on the basis of 5 Bonus Shares for every 7 fully-paid Offer Shares issued under the Open Offer.

Qualifying Shareholders of the Bonus Issue

As mentioned above, as the Bonus Shares will only be allotted to the registered holders of the Offer Shares, the Bonus Issue will not be extended to the Non-Qualifying Shareholders and only the Qualifying Shareholders will be qualified for the Bonus Issue.

Conditions of the Bonus Issue

The Bonus Issue is conditional on, inter alia, (i) the approval of the Independent Shareholders at the SGM for the Open Offer, the Bonus Issue and the Underwriting Agreement; (ii) the approval of the Shareholders at the SGM for the Amendment of the Bye-laws; (iii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Bonus Shares; (iv) the Open Offer becoming unconditional (save as any condition requiring the Bonus Issue to become unconditional) and the Underwriting Agreement not being terminated by the Underwriter; and (v) the Amendment of the Bye-laws becoming effective.

The Open Offer and the Bonus Issue will be inter-conditional to each other and conditional on the Amendment of the Bye-laws becoming effective.

Status of the Bonus Shares

The Bonus Shares, when issued and allotted, will rank *pari passu* in all respects with the Shares in issue on the date of their issue and allotment.

Listings and dealings of the Offer Shares and Bonus Shares

The maximum number of Shares in issue immediately after the issue of the Offer Shares and the Bonus Shares (but before the Share Consolidation) will be 899,072,879 Shares, assuming no further issue of Shares between the Latest Practicable Date and the issue of the Offer Shares and the Bonus Shares.

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Offer Shares and the Bonus Shares. Dealing in the Offer Shares and the Bonus Shares will be subject to the payment of stamp duty in Hong Kong.

Subject to the granting of listing of, and permission to deal in, the Offer Shares and the Bonus Shares on the Stock Exchange, the Offer Shares and the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Offer Shares and the Bonus Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Share certificates for the Offer Shares and Bonus Shares

Subject to the fulfillment of the conditions of the Open Offer and the Bonus Issue, certificates for the Bonus Shares are expected to be posted to those entitled thereto at their own risk on or before 21 June 2006.

ACCEPTANCE PROCEDURES FOR THE OFFER SHARES AND THE BONUS SHARES

In case you are a Qualifying Shareholder, a provisional allotment letter will be enclosed with the Prospectus, which entitles you to accept any number of Offer Shares provisionally allotted to you. You should note that you may accept any number of Offer Shares but will be assured of an allotment only up to the number set out in the provisional allotment letter. If you are a Qualifying Shareholder and you wish to accept your assured allotment of Offer Shares to which you are entitled as specified in the provisional allotment letter or you wish to accept any number less than your assured entitlement, you must complete, sign and lodge the provisional allotment letter in accordance with the instructions printed thereon, together with remittance for the aggregate subscription price in respect of such number of Offer Shares you wish to accept with the branch share registrar, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on Thursday, 15 June 2006. **All remittances must be made in Hong Kong dollars and cheques or cashier's orders must be drawn on a bank account in Hong Kong and made payable to "Tomorrow International Holdings Limited – Open Offer Account" and crossed "Account Payee Only".**

It should be noted that unless the provisional allotment letter, together with the appropriate remittance, is lodged with the branch share registrar by not later than 4:00 p.m. on Thursday, 15 June 2006, that assured entitlement and all rights thereunder will be deemed to have been declined and will be cancelled.

If the conditions of the Underwriting Agreement are not fulfilled or the Underwriting Agreement is terminated in accordance with its terms and conditions, the subscription monies will be refunded, without interest, by sending a cheque made out to the relevant Shareholders named on the provisional allotment letter (or in the case of joint Shareholders, to the first named Shareholder) and crossed "Account Payee Only", through ordinary post at the risk of the relevant Shareholder(s) to the address specified in the register of members of the Company on or before 27 June 2006.

The provisional allotment letter will contain full information regarding the procedures to be followed if you wish to accept only part of your assured entitlements under the Open Offer.

All cheques or cashier's orders will be presented for payment upon receipt and all interest earned on such moneys (if any) will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the cheque or cashier's order is dishonoured on first presentation will be liable to be rejected, and in that event the assured entitlement and all rights thereunder will be deemed to have been declined and will be cancelled.

The provisional allotment letter shall be for use only by the person(s) named therein and will not be transferable.

No receipt will be issued in respect of any acceptance monies received.

The registered holders of fully-paid Offer Shares will be issued 5 Bonus Shares for every 7 fully-paid Offer Shares. Share certificates for the Offer Shares and the Bonus Shares are expected to be despatched to the Shareholders through ordinary post, at their own risk, to the address specified in the register of members of the Company on or before 21 June 2006.

UNDERWRITING ARRANGEMENT

Undertakings from the Major Shareholder

The Major Shareholder, as at the Latest Practicable Date, was interested in 175,803,363 existing Shares, representing approximately 61.45% of the existing issued share capital of the Company. To demonstrate its continual financial support to the Group, the Major Shareholder has irrevocably undertaken to the Company during the period immediately after the Record Date and prior to the Final Acceptance Date not to dispose the 175,803,363 Shares and to accept its full entitlement of 219,754,200 Offer Shares under the Open Offer and to underwrite the balance of any Offer Shares not taken up by the Qualifying Shareholders pursuant to the Underwriting Agreement as detailed below.

Underwriting Agreement

Date	:	8 March 2006
Underwriter	:	The Major Shareholder
Number of Offer Shares Underwritten by the Major Shareholder	:	137,831,605 Offer Shares
Shareholding of the Major Shareholder as at the Latest Practicable Date	:	approximately 61.45% of the issued share capital of the Company

The number of Offer Shares underwritten by the Major Shareholder represents approximately 48.18% of the total issued share capital of the Company as at the Latest Practicable Date and approximately 15.33% of the total issued share capital of the Company as enlarged by the Open Offer and the Bonus Issue.

The Major Shareholder is an investment holding company which does not underwrite issues of securities in its normal course of business. The Company will pay to the Underwriter an underwriting commission calculated at 2.5% of the aggregate Subscription Price of the number of Offer Shares underwritten by the Underwriter in cash by not later than the date of despatch of the share certificates in respect of the Offer Shares and the Bonus Shares. Such rate was determined by the Company and the Underwriter after arm's length negotiation with reference to the market rates between the range of 2% to 3%.

In view of the low price range and the low liquidity of the Shares, the Directors consider that it would be difficult to procure underwriting by a commercial underwriter on a fully underwritten basis. In the circumstances, the Major Shareholder has agreed to act as underwriter for the Open Offer. The Directors consider that it is not an uncommon feature for an open offer to be underwritten by the controlling shareholder. Furthermore, in view of the difficulty in procuring a commercial underwriter, the undertaking from the Major Shareholder to take up in full its provisional allotment and a possible increase in its shareholding interest in the Company by way of underwriting the Offer Shares shows the willingness of the Major Shareholder to make a stronger commitment to the future development of the Group which is beneficial to the Group as a whole. The Directors believe that the participation of the Major Shareholder as the Underwriter would be an indication of confidence and optimism in the Company and its prospect to other Shareholders. The Directors consider that the underwriting arrangement is on normal commercial terms and is fair and reasonable so far as the Shareholders are concerned.

Such underwriting arrangement constitutes a connected transaction of the Company and since the aggregate consideration under the Underwriting Agreement (being the aggregate of the maximum amount of the subscription price for the underwritten shares payable by the Major Shareholder and the maximum amount of the underwriting commission receivable by

the Major Shareholder) is more than 25% of the applicable percentage ratios, the Underwriting Agreement will therefore be subject to approval by the Independent Shareholders under Rule 14A.17 of the Listing Rules.

Conditions of the Open Offer under the Underwriting Agreement

The Open Offer is conditional upon, among other things, the following:

(i) the passing by the Shareholders (or if required by the Listing Rules, the Independent Shareholders) at the SGM of the requisite resolution(s) approving the Open Offer, the Bonus Issue, the Underwriting Agreement and the Amendment of the Bye-laws;

(ii) the delivery to the Stock Exchange and registration with the Registrar of Companies in Hong Kong one copy of each of the Prospectus Documents duly signed by two Directors (or by their agents duly authorised in writing) as having been approved by resolution of the Directors (and all other documents required to be attached thereto) not later than the Posting Date and otherwise in compliance with the Listing Rules and the Companies Ordinance;

(iii) the filing of the Prospectus Documents with the Registrar of Companies in Bermuda in accordance with the Companies Act on or before the Posting Date;

(iv) the posting of the Prospectus Documents to Qualifying Shareholders on the Posting Date;

(v) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment), and not having withdrawn or revoked the approval of the listing of, and permission to deal in, the Offer Shares, in their fully-paid form, and the Bonus Shares;

(vi) compliance with all legal and regulatory requirements in respect of the Open Offer and the Bonus Issue under the applicable laws and regulations of Hong Kong and Bermuda; and

(vii) the Bonus Issue becoming unconditional (save as any condition requiring the Open Offer to become unconditional).

None of the above conditions are waivable by the Company or the Underwriter.

In the event of the said conditions not being fulfilled by the Long Stop Date or if the Underwriting Agreement shall be terminated or rescinded in accordance with the terms of the Underwriting Agreement all obligations and liabilities of the parties to the Underwriting Agreement will forthwith cease and determine and no party will have any claim against the others (save for any antecedent breaches thereof).

Termination of the Underwriting Agreement

The Underwriter reserves the right to terminate the arrangements set out in the Underwriting Agreement by notice in writing given by it to the Company at any time prior to 4:00 p.m. on the third business day following the Final Acceptance Date, if in the absolute opinion of the Underwriter:

(a) the success of the Open Offer would be materially and adversely affected by:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic, currency or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict; or affecting local securities market which may, in the absolute opinion of the Underwriter materially and adversely affects the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudices the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(iii) any material adverse change in the financial position of the Group as a whole; or

(iv) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic or threatened epidemic, terrorism, strike or lock-out; or

(b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction of trading in securities) occurs which in the reasonable opinion of the Underwriter is likely to materially and adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer.

Upon the giving of the notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

WARNING OF THE RISK OF DEALING IN SHARES AND OFFER SHARES

The Open Offer is subject to the satisfaction of all the conditions as described in the section headed "Conditions of the Open Offer under the Underwriting Agreement" and the Major Shareholder not terminating the Underwriting Agreement (please see the section headed "Termination of the Underwriting Agreement" above).

Shareholders should note that the Shares have been dealt in on an ex-entitlements basis commencing from 19 May 2006 and that dealings in the Shares will take place while the conditions to which the Open Offer is subject remain unfulfilled. Any Shareholder or other person dealing in the Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled (which is expected to be on 20 June 2006), will accordingly bear the risk that the Open Offer cannot become unconditional and may not proceed. Any Shareholder or other person contemplating selling or purchasing the Shares, who is in any doubt about his/her/its position, is recommended to consult his/her/its own professional advisers.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

CAPITAL RAISING ACTIVITIES IN THE PAST 12 MONTHS

During the 12 months immediately before the date of this prospectus, the Group did not have any capital raising activities.

REASONS FOR THE OPEN OFFER AND USE OF PROCEEDS

The principal activity of the Company is investment holding. The Group's principal activities consist of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products.

The Company is actively seeking investment projects to diversify its business portfolio. In view of the robust economic growth and increasing commercial activities, the Directors would like to capture the opportunity and believe that making investment projects would bring about rewarding return to the Company and the Shareholders as a whole. The Company is now exploring but has not yet earmarked any suitable investment opportunities as at the Latest Practicable Date.

The Directors have considered other financing alternatives such as debt financing. However, for the avoidance of bearing additional borrowing costs, the Directors consider that debt financing is not the most appropriate choice as long as the need for funding is not at a highly urgent stage. Instead, the Directors intend to raise fund through the equity capital market which may provide the Company with the financial flexibility for future development purpose. In this regard, the Directors have also considered from the perspective of Shareholders' interest and are aware that fund raising by way of placing shall have a dilution effect on the shareholding of the existing Shareholders. In view of the prevailing

market conditions, the Directors consider that raising fund through the Open Offer could serve to enlarge the capital base and is therefore in the best interests of the Company and the Shareholders. The Directors also consider that the Open Offer may serve to facilitate the continual development and daily operation of the Group whilst allowing the Group to invest in any potential investment projects when such opportunities arise. Though the Shareholders will not have the opportunity to realize the value of nil-paid rights as in a rights issue, nevertheless, for the avoidance of unnecessary administrative burden and cost in relation to arranging the trading of nil-paid rights, the Directors consider that the Open Offer is a better option to raise funds through the equity capital market when compared with a rights issue.

The Company proposes to raise approximately HK$173.4 million, before expenses, by way of the Open Offer. The estimated net proceeds of the Open Offer, after deduction of expenses, are expected to amount to approximately HK$170 million and will be applied for future diversified investment opportunities when suitable projects are earmarked and for general working capital purpose. The Company intends to apply approximately HK$160 million for future investment projects and the balance of HK$10 million as working capital. The Company has reviewed various investment projects, such as properties investment in China, but up to the Latest Practicable Date no negotiation has been finalised yet. Such negotiations are in preliminary stage and may or may not proceed. Shareholders and potential investors of the Company are therefore advised to exercise caution when dealing in the Shares. In the event that the Company cannot earmark any suitable investment upon completion of the Open Offer, the net proceeds from the Open Offer shall be deposited in bank temporarily as time deposit.

In view of current favourable economic development, the Directors consider the Open Offer a good opportunity to raise further capital to broaden the capital base of the Company while improving the financial position of the Company without loading the Company any interest burden.

BUSINESS REVIEW AND PROSPECT

2005 was a challenging year. During the year, the manufacturing and export businesses faced a chaotic environment of rising interest rates, energy costs and gradual rise in overhead costs in Mainland China, particularly in Pearl River Delta Region.

Turnover of the electronic products division for the year ended 31 December 2005 was HK$386.4 million (2004: HK$391.6 million), representing a decrease of HK$5.2 million or 1.3% from that of last year. It was partly due to fierce market competition leading to a drop in sales volume. Pricing pressure from customers also played its part in bringing down the turnover. However, the business in production of lithium rechargeable battery parts achieved another satisfactory result in 2005 and contributed increasing profit to the Group. Gross profit margin as a whole slightly dropped by 1%. With the implementation of cost saving exercise, selling and administrative expenses dropped by 4.6% to HK$61.9 million (2004: HK$64.9 million). The Group remained vigilant in controlling expenses even in tough environment while honouring the commitment to produce high quality products well known to the market buyers.

For the manufacture and sale of printed circuit boards (PCBs), the gross margin of PCBs to certain business sectors had been reduced as these sectors faced their own competition requiring price reduction to maintain their competitiveness. To improve the situation, starting from second quarter of 2005, the Group decided to scale down the business volume with these sectors and directed sales focus to other industrial sectors which can offer higher margin. The slight drop in turnover in this segment mainly reflected start-up effects in developing new customers base under new direction. Segment loss amounted to HK$19.7 million (2004: loss HK$18.3 million). The Group will continue to put in capital investment in order to attract high quality customers for better results.

The optical product segment recorded a segment loss of HK$2.1 million (2004: loss HK$5.3 million) for the year under review. The business recorded a turnover of HK$64.0 million (2004: HK$174.9 million), representing a decrease of HK$110.9 million or 63.4% lower than that of last year. As substantial interest in Swank International Manufacturing Company Limited was disposed of on 3 June 2005, only approximately five-month turnover was included for the year. Fierce market competition also led to the drop in turnover.

During the year, a loan agreement amounting to HK$50 million was signed between Active Base Limited ("Active Base"), a wholly owned subsidiary of the Company and Moulin Global Eyecare Holdings Limited ("Moulin"), an independent third party. A debenture was also executed by Moulin in favour of Active Base. In or about June 2005, Moulin commenced legal proceedings in the High Court against Active Base claiming that the said loan agreement and debenture were unenforceable. In this regard, ongoing litigations are expected and the Board will make announcement in due course. For prudence sake, a provision of HK$45.0 million was made against the loan. As at the Latest Practicable Date, the pleadings stage had been completed and mutual discovery was made and witness statements were also exchanged. The parties are yet to apply for the court directions to set the case down for trial.

Turnover for trading of listed equity investments amounted to HK$7.3 million (2004: HK$15.5 million), with segment loss of HK$3.0 million (2004: loss HK$3.6 million).

To seize the rallying sentiments in the Hong Kong property market, the Group disposed of certain investment properties during the year and with a gain of HK$2.7 million.

The up-trend of US dollar interest rate and the effect of fluctuation in crude oil price may slow down the overall economy. For electronic products division, the Group has invested more resources in research and development department and purchase and material control department by recruiting high caliber experienced staff to strengthen the area in product development, design of new products and the function of purchase and material consumption. Wireless application and radio-frequency products will remain our major direction for development. The Board believes that the Group can leverage on its industrial expertise and experience as well as its competitive advantages to diversify its product range. With more newly developed products launched, the Group will be better positioned in its target markets with less price sensitivity and competition and be able to embark on a new era in the coming year 2006. The Group will also welcome any opportunity in business co-operation with well-established electronic enterprises in the industry.

For year 2006, the Group expects increasing demand for PCBs on European market. With committed input from staff and newly invested capital expenditure, the Group should be able to capture the opportunity and obtain more high quality sales orders.

With sufficient resources on hand, the Group is constantly looking for quality investment opportunities, while expecting loan financing business not to be active in 2006.

EFFECTS ON THE SHAREHOLDING STRUCTURE

The following shows (i) the existing shareholding structure of the Company; (ii) the expected structure immediately after completion of the Open Offer and the Bonus Issue; and (iii) the expected structure immediately after completion of the Open Offer, the Bonus Issue and the Share Consolidation.

Scenario I: Assuming all Offer Shares and Bonus Shares are taken up by Qualifying Shareholders

Name of shareholder	Existing Shareholding		Immediately after completion of the Open Offer and Bonus Issue		Immediately after completion of the Open Offer, Bonus Issue and Share Consolidation	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
Major Shareholder	175,803,363	61.45	552,524,848	61.45	138,131,212	61.45
Interest of Directors *(Note)*	2,300,000	0.81	7,228,570	0.81	1,807,142	0.81
The public	107,965,281	37.74	339,319,461	37.74	84,829,865	37.74
Total	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

Note: The Directors are Mr. Yau Tak Wah, Paul and Ms. Louie Mei Po.

Scenario II: Assuming no Offer Shares and Bonus Shares are taken up by Qualifying Shareholders

Name of shareholder	Existing Shareholding		Immediately after completion of the Open Offer and Bonus Issue		Immediately after completion of the Open Offer, Bonus Issue and Share Consolidation	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
Major Shareholder	175,803,363	61.45	788,807,598	87.74	197,201,899	87.74
Interest of Directors *(Note)*	2,300,000	0.81	2,300,000	0.26	575,000	0.26
The public	107,965,281	37.74	107,965,281	12.00	26,991,320	12.00
Total	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

Note: The Directors are Mr. Yau Tak Wah, Paul and Ms. Louie Mei Po.

RESTORATION OF PUBLIC FLOAT

As shown under the section headed "Effects on the shareholding structure" above, immediately upon completion of the Open Offer and the Bonus Issue assuming none of the Qualifying Shareholders (save for the Major Shareholder) takes up any Offer Share and all the Offer Shares are taken up by the Major Shareholder pursuant to the Underwriting Agreement, the public float will drop to 12%.

The Major Shareholder and the Directors undertake that they will put in place necessary measures to ensure minimum public float is maintained upon completion of the Open Offer and Bonus Issue. In the event the minimum public float cannot be maintained on completion of the Open Offer and Bonus Issue, the Major Shareholder will place down part of the underwritten Offer Shares or dispose the Shares held by it to third parties independent of the Group and its connected persons (as defined under the Listing Rules) in order to restore the minimum public float.

In the event that the Company fails to maintain the minimum public float after the Open Offer and the Bonus Issue for whatever reasons, the Company will inform the Shareholders by way of an announcement.

The Stock Exchange has stated that it will closely monitor dealings in the shares of the Company on the Stock Exchange and if, upon completion of the Open Offer and the Bonus Issue, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:

– a false market exists or may exist in the trading in the shares of the Company; or

– there are too few shares of the Company in public hands to maintain an orderly market;

then it will consider exercising its discretion to suspend trading in the shares of the Company until a sufficient public float is attained.

Professional Tax Advice Recommended

The Directors consider that there is no tax implication on the Company resulting from the approval (or otherwise) of the Open Offer and the Bonus Issue. However, the Shareholders should note that the taxation consequences on them arising from the subscription for, holding of or dealing in the Offer Shares or the Bonus Shares or otherwise may differ, since these are particular to their individual circumstances. It is emphasized that the Directors will not accept responsibility for any tax effects on or liabilities of any person resulting from the approval (or otherwise) of the Open Offer and the Bonus Issue by the Independent Shareholders. In particular, any Shareholder who is in any doubt about his/her own tax position in connection with the Open Offer and the Bonus Issue should consult his/her own professional adviser(s).

GENERAL INFORMATION

Your attention is drawn to the additional information set out in Appendix I to III to this prospectus.

Yours faithfully,
For and on behalf of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

1. BUSINESS REVIEW AND PROSPECT

2005 was a challenging year. During the year, the manufacturing and export businesses faced a chaotic environment of rising interest rates, energy costs and gradual rise in overhead costs in Mainland China, particularly in Pearl River Delta Region.

Turnover of the electronic products division for the year ended 31 December 2005 was HK$386.4 million (2004: HK$391.6 million), representing a decrease of HK$5.2 million or 1.3% from that of last year. It was partly due to fierce market competition leading to a drop in sales volume. Pricing pressure from customers also played its part in bringing down the turnover. However, the business in production of lithium rechargeable battery parts achieved another satisfactory result in 2005 and contributed increasing profit to the Group. Gross profit margin as a whole slightly dropped by 1%. With the implementation of cost saving exercise, selling and administrative expenses dropped by 4.6% to HK$61.9 million (2004: HK$64.9 million). The Group remained vigilant in controlling expenses even in tough environment while honouring the commitment to produce high quality products well known to the market buyers.

For the manufacture and sale of printed circuit boards (PCBs), the gross margin of PCBs to certain business sectors had been reduced as these sectors faced their own competition requiring price reduction to maintain their competitiveness. To improve the situation, starting from second quarter of 2005, the Group decided to scale down the business volume with these sectors and directed sales focus to other industrial sectors which can offer higher margin. The slight drop in turnover in this segment mainly reflected start-up effects in developing new customers base under new direction. Segment loss amounted to HK$19.7 million (2004: loss HK$18.3 million). The Group will continue to put in capital investment in order to attract high quality customers for better results.

The optical product segment recorded a segment loss of HK$2.1 million (2004: loss HK$5.3 million) for the year under review. The business recorded a turnover of HK$64.0 million (2004: HK$174.9 million), representing a decrease of HK$110.9 million or 63.4% lower than that of last year. As substantial interest in Swank International Manufacturing Company Limited ("Swank") was disposed of on 3 June 2005, only approximately five-month turnover was included for the year. Fierce market competition also led to the drop in turnover.

During the year, a loan agreement amounting to HK$50 million was signed between Active Base Limited ("Active Base"), a wholly owned subsidiary of the Company and Moulin Global Eyecare Holdings Limited ("Moulin"), an independent third party. A debenture was also executed by Moulin in favour of Active Base. In or about June 2005, Moulin commenced legal proceedings in the High Court against Active Base claiming that the said loan agreement and debenture were unenforceable. In this regard, ongoing litigations are expected and the Board will make announcement in due course. For prudence sake, a provision of HK$45.0 million was made against the loan. As at the Latest Practicable Date, the pleadings stage had been completed and mutual discovery was made and witness statements were also exchanged. The parties are yet to apply for the court directions to set the case down for trial.

Turnover for trading of listed equity investments amounted to HK$7.3 million (2004: HK$15.5 million), with segment loss of HK$3.0 million (2004: loss HK$3.6 million).

To seize the rallying sentiments in the Hong Kong property market, the Group disposed of certain investment properties during the year and with a gain of HK$2.7 million.

The up-trend of US dollar interest rate and the effect of fluctuation in crude oil price may slow down the overall economy. For electronic products division, the Group has invested more resources in research and development department and purchase and material control department by recruiting high caliber experienced staff to strengthen the area in product development, design of new products and the function of purchase and material consumption. Wireless application and radio-frequency products will remain our major direction for development. The Board believes that the Group can leverage on its industrial expertise and experience as well as its competitive advantages to diversify its product range. With more newly developed products launched, the Group will be better positioned in its target markets with less price sensitivity and competition and be able to embark on a new era in the coming year 2006. The Group will also welcome any opportunity in business co-operation with well-established electronic enterprises in the industry.

For year 2006, the Group expects increasing demand for PCBs on European market. With committed input from staff and newly invested capital expenditure, the Group should be able to capture the opportunity and obtain more high quality sales orders.

With sufficient resources on hand, the Group is constantly looking for quality investment opportunities, while expecting loan financing business not to be active in 2006.

2. SUMMARY FINANCIAL INFORMATION

A summary of the results of the Group for the last three financial reporting years and of its assets and liabilities, at the respective financial reporting year end dates, as extracted from the published audited financial statements of the Group, is set out below.

	Year ended 31 December		
	2005	**2004**	**2003**
	HK$'000	*HK$'000* *(restated)*	*HK$'000*
RESULTS			
TURNOVER	553,871	691,136	722,782
(LOSS)/PROFIT AFTER FINANCE COSTS	(5,005)	20,598	2,808
Share of profits less losses of associates	1,997	2,791	1,727
(LOSS)/PROFIT BEFORE TAX	(3,008)	23,389	4,535
Taxation	(1,520)	(452)	(1,778)
(LOSS)/PROFIT BEFORE MINORITY INTERESTS	(4,528)	22,937	2,757
Minority interests	9,307	5,758	8,941
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	4,779	28,695	11,698
Earning per Share			
Basic *(HK$ cent)*	1.67	10.03	4.09
Diluted	N/A	N/A	N/A

	Year ended 31 December		
	2005	2004	2003
	HK$'000	*HK$'000*	*HK$'000*
		(restated)	
ASSETS AND LIABILITIES			
FIXED ASSETS	113,485	171,530	185,769
INVESTMENT PROPERTIES	28,750	93,000	–
NEGATIVE GOODWILL	–	(27,284)	(40,346)
INTERESTS IN ASSOCIATES	156,892	37,220	35,581
PREPAID RENTAL	1,903	2,640	3,377
RENTAL DEPOSITS	–	–	388
DEFERRED PRODUCT DEVELOPMENT COSTS	6,819	5,861	4,783
LOANS RECEIVABLE	1,000	2,000	–
AVAILABLE-FOR-SALE FINANCIAL ASSETS	27,364	–	–
CURRENT ASSETS	594,650	635,798	725,510
TOTAL ASSETS	930,863	920,765	915,062
CURRENT LIABILITIES	132,044	155,907	191,046
PROVISION FOR LONG SERVICE PAYMENTS	570	949	1,243
DEFERRED TAX	2,053	3,122	1,433
TOTAL LIABILITIES	134,667	159,978	193,722
NET ASSETS	796,196	760,787	721,340

Comparative figures for the year ended 31 December 2004 have been restated to reflect the adoption of the new/revised HKFRS which is effective for accounting periods commencing on or after 1 January 2005. The comparative figures for the year ended 31 December 2003 has not been restated as the directors are of the opinion that it is impracticable to do so.

3. AUDITORS' REPORT AND FINANCIAL STATEMENTS OF THE COMPANY

Set out below are the full texts of the auditors' report and the audited financial statements of the Group for the year ended 31 December 2005 as extracted from the 2005 annual report of the Company. Reference to page numbers in the auditors' report is to the page numbers of the 2005 annual report of the Company.

CCIF

CCIF CPA LIMITED
37/F Hennessy Centre
500 Hennessy Road
Causeway Bay Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF TOMORROW INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with Limited Liability)

We have audited the financial statements on pages 20 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free

from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of its loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

CCIF CPA Limited
Certified Public Accountants
Hong Kong, 13 April 2006

Choi Man On, Andy
Practising Certificate Number P02410

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
TURNOVER	8	553,871	691,136
COST OF SALES		(473,975)	(599,715)
GROSS PROFIT		79,896	91,421
Other revenue	9	26,196	14,089
Negative goodwill recognised as income		–	13,062
(Loss)/Gain on disposal of properties held for sale		(143)	3,900
Gain on disposal of controlling interest in Swank	36	42,244	–
Gain on disposal of partial interest in Swank		–	8,458
Gain on disposal of investment properties		2,715	–
Reversal of previous revaluation deficits of leasehold buildings, net		5,270	3,346
Write back of over-provision against properties held for sale		200	3,150
Gain on disposal of interests in associates		–	10,900
Net loss arising from fair value change of investment properties		(490)	–
Distribution costs		(18,359)	(24,050)
Administrative expenses		(94,712)	(102,958)
Other operating expenses		(2,822)	(720)
PROFIT FROM OPERATING ACTIVITIES	10	39,995	20,598
Impairment loss on a loan receivable	25	(45,000)	–
Share of profits less losses of associates		1,997	2,791
(LOSS)/PROFIT BEFORE TAXATION		(3,008)	23,389
TAXATION	13	(1,520)	(452)
(LOSS)/PROFIT FOR THE YEAR		(4,528)	22,937
Attributable to:			
Equity holders of the Company	14	4,779	28,695
Minority interests		(9,307)	(5,758)
		(4,528)	22,937
Earnings per share for profit attributable to the equity holders of the Company during the year	15		
Basic		1.67 cents	10.03 cents
Diluted		N/A	N/A

The notes on pages 27 to 77 form an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

31 December 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	16	103,178	160,971
Leasehold land and land use rights	17	10,307	10,559
Investment properties	18	28,750	93,000
Negative goodwill	19	–	(27,284)
Interests in associates	21	156,892	37,220
Prepaid rental	22	1,903	2,640
Deferred product development costs	23	6,819	5,861
Available-for-sale financial assets	24	27,364	–
Loans receivable	25	1,000	2,000
		336,213	284,967
Current assets			
Cash and cash equivalents	26	396,775	397,724
Properties held for sale	27	6,200	6,000
Short term investments	28	–	7,491
Financial assets at fair value through profit or loss	28	2,465	–
Inventories	29	67,540	89,410
Accounts receivable	30	62,892	115,889
Bills receivable		–	574
Loans receivable	25	6,046	1,067
Interest receivable on loans		12	19
Prepayments, deposits and other receivables	31	52,720	17,624
		594,650	635,798
LIABILITIES			
Current liabilities			
Accounts payable	32	71,658	92,704
Amounts due to associates	21	–	12,647
Other payables and accruals		40,017	30,423
Tax payable		20,369	20,133
		132,044	155,907
Net current assets		462,606	479,891
Total assets less current liabilities		798,819	764,858

	Note	2005 HK$'000	2004 HK$'000
Non-current liabilities			
Provision for long service payments	33	570	949
Deferred tax liabilities	34	2,053	3,122
		2,623	4,071
NET ASSETS		796,196	760,787
CAPITAL AND RESERVES			
Issued capital	35	2,861	2,861
Reserves	38(a)	781,252	736,790
Equity attributable to equity holders of the Company		784,113	739,651
Minority interests		12,083	21,136
Total equity		796,196	760,787

Approved and authorised for issue by the board of directors on 13 April 2006.

On behalf of the board

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 27 to 77 form an integral part of these financial statements.

BALANCE SHEET

31 December 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	16	7	27
Interests in subsidiaries	20	350,360	331,772
		350,367	331,799
Current assets			
Prepayments, deposits and other receivables		980	853
Tax recoverable		14	14
Cash and cash equivalents	26	264,062	276,973
		265,056	277,840
LIABILITIES			
Current liabilities			
Other payables and accruals		1,889	1,606
Net current assets		263,167	276,234
Total assets less current liabilities		613,534	608,033
Non-current liabilities			
Provision for long service payments	33	230	230
NET ASSETS		613,304	607,803
CAPITAL AND RESERVES			
Issued capital	35	2,861	2,861
Reserves	38(b)	610,443	604,942
Total equity		613,304	607,803

Approved and authorised for issue by the board of directors on 13 April 2006

On behalf of the board

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 27 to 77 form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Investment property reserve HK$'000	Revaluation reserve for available-for-sale financial assets HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
As 31 December 2003 and 1 January 2004													
– as previously reported	2,861	200,556	1,474	801	283,208	77	–	–	–	209,238	698,215	23,126	721,341
– opening adjustments for the adoption of HKAS 17	–	–	–	–	–	–	–	–	–	4,310	4,310	–	4,310
As restated	2,861	200,556	1,474	801	283,208	77	–	–	–	213,548	702,525	23,126	725,651
Arising from revaluation of investment properties	–	–	–	–	–	–	–	7,963	–	–	7,963	–	7,963
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	–	–	–	–	–	–
Exchange realignment	–	–	468	–	–	–	–	–	–	–	468	31	499
Net gains and losses not recognised in the income statements	–	–	468	–	–	–	–	7,963	–	–	8,431	31	8,462
Partial disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	3,737	3,737
Net profit/(loss) for the year	–	–	–	–	–	–	–	–	–	28,695	28,695	(5,758)	22,937
At 31 December 2004 and 1 January 2005	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787
– Opening adjustments for the adoption of													
– HKAS 40	–	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
– HKFRS 3	–	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
As restated	2,861	200,556	1,942	801	283,208	77	–	–	–	277,236	766,681	21,390	788,071
Arising from revaluation of leasehold buildings	–	–	–	–	–	–	6	–	–	–	6	–	6
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
Exchange realignment	–	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
Net gains and losses not recognised in the income statement	–	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
Net profit/(loss) for the year	–	–	–	–	–	–	–	–	–	4,779	4,779	(9,307)	(4,528)
At 31 December 2005	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Share capital and reserves retained by:													
Company and its subsidiaries	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Associates	–	–	–	–	–	–	–	–	–	–	–	–	–
At 31 December 2005	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Company and its subsidiaries	2,861	200,556	1,942	801	283,208	77	–	7,963	–	233,079	730,487	21,136	751,623
Associates	–	–	–	–	–	–	–	–	–	9,164	9,164	–	9,164
At 31 December 2004	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787

The notes on pages 27 to 77 form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
(LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		(3,008)	23,389
Adjustments for:			
Reversal of previous revaluation deficits of leasehold buildings, net		(5,270)	(3,346)
Write back of provision against properties held for sale		(200)	(3,150)
Share of profits less losses of associates		(1,997)	(2,791)
Bank interest income		(9,025)	(1,575)
Other interests earned		(7,102)	–
Dividend income from short term investments		(106)	(363)
Negative goodwill recognised as income		–	(13,062)
Gain on disposal of controlling interest in Swank		(42,244)	–
Gain on disposal of partial interest in Swank		–	(8,458)
Gain on deregistration of subsidiaries		(2,973)	–
Gain on disposal of interest in associates		–	(10,900)
Loss/(gain) on disposal of properties held for sale		143	(3,900)
Depreciation		26,539	35,347
Amortisation of leasehold land and land use rights		252	252
Amortisation of prepaid rental		737	737
Amortisation of deferred product development costs		1,641	1,421
Write back of provision for impairment loss on accounts receivable		–	(1,090)
Provision against inventories		1,190	289
Provision for impairment loss on a loan receivable		45,000	–
Loss/(gain) on disposal of fixed assets		44	(21)
Exchange difference		–	(184)
Gain on disposal of short term investments		(72)	–
Gain on disposal of investment properties		(2,715)	–
Net loss arising from fair value change of investment properties		490	–
Operating profit before working capital changes		1,324	12,595
Additions to deferred product development costs		(2,599)	(2,499)
(Increase)/decrease in balances with associates, net		(2,183)	3,648
Decrease/(increase) in short term investment		4,122	(7,491)
Decrease in accounts receivable		9,081	25,617
Decrease in bills receivable		574	1,307
(Increase)/decrease in loans receivable		(48,979)	9,254
(Decrease)/increase in interest receivable on loans		7	(7)

	Note	2005 HK$'000	2004 HK$'000
(Increase)/decrease in prepayments, deposits and other receivables		(20,156)	12,417
Increase in inventories		(6,542)	(11,789)
Decrease in accounts payable		(683)	(26,571)
Increase/(decrease) in other payables and accruals		19,508	(7,199)
Decrease in provision for long services payments		–	(294)
Cash (used)/generated from operations		(46,526)	8,988
Interest received		9,025	1,575
Income tax paid		(1,503)	(1,687)
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES		(39,004)	8,876
INVESTING ACTIVITIES			
Dividend received from short term investments		106	363
Purchase of property, plant and equipment		(9,632)	(13,956)
Purchase of investment properties		(6,740)	(83,348)
Net cash outflow from disposal of controlling interest in Swank	36	(8,526)	–
Proceeds from disposal of partial interest in Swank		–	12,088
Proceeds from disposal of investment properties		73,215	–
Purchase of available-for-sale financial assets		(11,744)	–
Proceeds from disposal of short term investments		976	–
Purchase of properties held for sale		(5,870)	(9,683)
Proceeds from disposal of properties held for sale		5,727	16,433
Proceeds from disposal of fixed assets		543	274
Refund of rental deposit		–	388
Dividends received from associates		–	5,000
Proceeds from disposal of interests in associates		–	4,700
NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES		38,055	(67,741)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(949)	(58,865)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		397,724	456,589
CASH AND CASH EQUIVALENTS, END OF YEAR		396,775	397,724

The notes on pages 27 to 77 form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENT

31 December 2005

1. BASIS OF PREPARATION

a) Principal activities

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products. There were no significant changes in the nature of the Group's principal activities during the year.

b) Basis of consolidation

The Group financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated income statement.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2. CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are relevant to its operations. This includes the following new, revised and renamed standards:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provision, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement

HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Properties
HKAS-Int 15	Operating Leases-Incentives
HKAS-Int 21	Income taxes-recovery of revaluated non-depreciable assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 37, HKAS-Int 15, HKFRSs 2 and 4 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.
- HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 23, 27, 33, 37, HKAS-Int 15 and HKFRSs 2 and 4 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

a) HKAS 17 Leases

The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land was previously included in leasehold properties which are stated at fair value. In accordance with the provisions of HKAS 17, leasehold properties are split into a lease of land and a lease of building in proportion to the relative fair values of the interests in the land element and the building element of the lease at the inception of the lease. The lease premium for leasehold land is stated at cost and amortised over the period of the lease. HKAS 17 has been applied retrospectively.

Building portion of freehold and leasehold properties was previously stated at fair value. Following the adoption of HKAS 17 where leasehold land is subject to amortisation, the accounting policy on building is changed and buildings are now stated at valuation less accumulated depreciation and impairment. This change in accounting policy has been applied retrospectively.

b) HKAS 40 Investment Properties

In prior years, the Group stated its investment properties at valuation and recorded the increase in valuation to the investment properties revaluation reserve. Decreases in the valuation were first set off against increases on earlier valuations on a portfolio basis and thereafter are expensed in the income statement. Moreover, investment properties held on leases with unexpired period of 20 years or less were depreciated over the remaining period of the lease.

The adoption of HKAS 40 has led to the changes in the fair value of investment properties being recorded in the income statement and the investment properties are no longer subject to depreciation where the unexpired periods of the lease are 20 years or less.

HKAS 40 is applied prospectively from 1 January 2005. Under the transitional provision of HKAS 40, the amount held in the investment property reserve at 1 January 2005 has been transferred to the Group's retained profits.

c) HKAS-Int 21 Income taxes - recovery of revaluated non-depreciable assets

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the deferred taxation of the Group's investment property. In accordance with the provision of HKAS-Int 21, the deferred tax liabilities arising from the revaluation of investment properties is

measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset is expected to be recovered through sale. The charge in accounting policy has been applied retrospectively.

d) HKAS 32 Financial Instruments: disclosure and presentation and HKAS 39 financial instruments: recognition and measurement

HKAS 32 and HKAS 39 establish principles for disclosure, presentation, recognition and measurement of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities. The Group has adopted HKAS 32 and HKAS 39 prospectively from 1 January 2005.

Under HKAS 39, financial assets are classified as "financial asses at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in the income statement and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

e) HKFRS 3 Business combinations; HKAS 36 impairment of assets and HKAS 38 intangible assets

The adoption has resulted in a change in accounting policy for goodwill. Goodwill was previously amortised on a straight-line basis over a period not exceeding 20 years, and assessed for impairment at each balance sheet date.

Under HKFRS 3, goodwill is no longer amortised. Instead, it is tested for impairment annually, or more frequently, if events or changes in circumstances indicate a possible impairment. Any excess of fair value of assets and liabilities acquired over cost is recognised immediately as income under HKFRS 3. However, HKFRS 3 requires, if an entity previously recognised goodwill as a deduction from equity, it shall not recognise that goodwill in the income statement when it disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. There is no transitional arrangement for goodwill which has previously been eliminated against reserves as a matter of accounting policy.

HKFRS 3 is applied prospectively from 1 January 2005. Under the transitional provision of HKFRS 3, the Group has to cease amortisation of goodwill from 1 January 2005, and the negative goodwill previously recognised has to be derecognised as at 1 January 2005, with a corresponding adjustment to the opening retained profits.

f) New standards or interpretations that have been issued but are not yet effective

The Group has not early adopted the following Standards or interpretations that have been issued but are not yet effective. The adoption of such Standards and Interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendment)	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HKFRS 7	Financial Instruments – Disclosures

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

a) **Effect on the consolidated income statement for the year ended 31 December 2005 and 2004**

	Effect of adopting					
	HKAS 17	HKAS 40	HKAS-Int 21	HKASs 32/39	HKFRS 3	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2005						
Increase in depreciation of property, plant and equipment	(418)	–	–	–	–	(418)
Decrease in amortisation of leasehold land and land use rights	97	–	–	–	–	97
Decrease in negative goodwill recognised as income	–	–	–	–	(13,062)	(13,062)
Decrease in reversal of previous revaluation deficits of leasehold buildings, net	(6)	–	–	–	–	(6)
Increase in net loss arising from fair value change of investment properties	–	(490)	–	–	–	(490)
Increase in deferred taxation in relation to fair value gains of investment properties	–	–	(620)	–	–	(620)
Decrease in deferred taxation in relation to disposal of investment properties	–	–	1,689	–	–	1,689
Decrease in profit for the year	(327)	(490)	1,069	–	(13,062)	(12,810)
Attributable to:						
Equity holders of the Company	(327)	(490)	1,069	–	(12,954)	(12,702)
Minority interests	–	–	–	–	(108)	(108)
	(327)	(490)	1,069	–	(13,062)	(12,810)

	Effect of adopting					
	HKAS 17	**HKAS 40**	**HKAS-Int 21**	**HKASs 32/39**	**HKFRS 3**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2004						
Increase in depreciation of property, plant and equipment	(333)	–	–	–	–	(333)
Decrease in amortisation of leasehold land and land use right	14	–	–	–	–	14
Decrease in reversal of previous revaluation deficits of leasehold buildings, net	(1,497)	–	–	–	–	(1,497)
Decrease in profit for the year	(1,816)	–	–	–	–	(1,816)
Attributable to:						
Equity holders of the Company	(1,816)	–	–	–	–	(1,816)
Minority interests	–	–	–	–	–	–
	(1,816)	–	–	–	–	(1,816)

b) **Effect on the consolidated balance sheet as at 31 December 2005 and 2004**

	Effect of adopting					
	HKAS 17	**HKAS 40**	**HKAS-Int 21**	**HKASs 32/39**	**HKFRS 3**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 31 December 2005						
Increase/(decrease) in:						
Assets						
Intangible assets	–	–	–	–	27,284	27,284
Available-for-sale financial assets	–	–	–	15,620	–	15,620
Property, plant and equipment	(418)	–	–	–	–	(418)
Leasehold land and land use rights	97	–	–	–	–	97
Liabilities						
Deferred tax liabilities	–	–	1,069	–	–	1,069
	(321)	–	1,069	15,620	27,284	43,652
Equity						
Property revaluation reserve	6	–	–	–	–	6
Investment property reserve	–	(7,473)	–	–	–	(7,473)
Revaluation reserve for available-for-sale financial assets	–	–	–	15,620	–	15,620
Retained profits	(327)	7,473	1,069	–	27,030	35,245
Minority interests	–	–	–	–	254	254
	(321)	–	1,069	15,620	27,284	43,652

	Effect of adopting					
	HKAS 17	HKAS 40	HKAS-Int 21	HKASs 32/39	HKFRS 3	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 31 December 2004						
Increase/(decrease) in:						
Assets						
Property, plant and equipment	(8,440)	–	–	–	–	(8,440)
Leasehold land and land use rights	10,559	–	–	–	–	10,559
Liabilities						
Deferred tax liabilities	–	–	(1,689)	–	–	(1,689)
	2,119	–	(1,689)	–	–	430
Equity						
Property revaluation reserve	(375)	–	–	–	–	(375)
Investment property reserve	–	–	(1,689)	–	–	(1,689)
Retained profits	2,494	–	–	–	–	2,494
	2,119	–	(1,689)	–	–	430

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with HKFRSs issued by the HKICPA and the disclosure requirements of the Companies Ordinance. The financial statements are prepared under the historical cost convention as modified by certain properties and financial instruments, which are measured at revalued amounts or fair values. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). A summary of the principal accounting policies adopted by the Group is set out below.

a) Subsidiaries

A subsidiary is a company in which the Group or Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Investments in subsidiaries in the balance sheet are stated at cost less provision, if necessary, for any permanent diminution in value. The results of subsidiaries are accounted to the extent of dividends received and receivable.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

b) Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

i) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture company;

ii) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company;

iii) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company; and

iv) a financial asset, if the Group holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

c) Associates

An associate is a company in which the Group or the Company has significant influence and which is neither a subsidiary nor a joint venture of the Group or the Company.

The investments in associates are stated at cost less impairment losses. The results of associates are accounted for to the extent of dividends received and receivable.

The investments in associates are accounted for in the consolidated balance sheet under the equity method whereby the investments are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's or the Company's share of net assets of the associates. The results of the associates are accounted for in the consolidated income statement to the extent of the Group's or the Company's share of the associates' results of operation. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

d) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment. In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in the income statement.

On disposal of a cash generating unit, an associate or jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

e) Investment property

Investment properties are land and buildings which are owned or held under a leasehold interest to earn rental income and/or for capital appreciation. These include leasehold land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in the income statement.

f) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold buildings	4%
Leasehold improvements	5 - 50%
Plant and machinery	6.67 - 20%
Furniture, fixtures and office equipment	10 - 20%
Motor vehicles	20%

Changes in the values of property, plant and equipment resulting from revaluations are dealt with, on an individual asset basis, as movements in the asset revaluation reserve. Deficits arising from revaluation, to the extent they cannot be offset against the revaluation surplus in respect of the same asset, are charged to the income statement. Any subsequent revaluation surplus is credited to income statement to the extent of the deficit previously charged.

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset. On disposal or retirement, the attributable revaluation surplus not previously dealt with in retained profits is transferred directly to retained profits.

g) Impairment of assets

The Group's goodwill, other intangible assets and property, plant and equipment are subject to impairment testing.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill in particular is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows.

Individual assets or cash-generating units that include goodwill and other intangible assets with an indefinite useful life of those not yet available for use are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell and value in use, based on an internal discounted cash flow evaluation. Impairment losses recognised for cash-generating units, to which goodwill has been allocated, are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

All assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

h) Properties held for sale

Properties held for sale are stated at the lower of carrying amount and net realisable value. Carrying amount is the lower of cost less impairment losses and valuation.

i) Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expenses when incurred.

Deferred development costs are stated at cost less any impairment losses and are amortised using the straight-line method over the commercial lives of the underlying products not exceeding seven years, commencing from the date when the products are put into commercial production.

j) Financial assets

From 1 January 2004 to 31 December 2004:

The Group classified its investments in equity securities held for trading purposes as short term investment and were stated at their fair values at the balance sheet date on an individual investment basis. Fair values are determined by reference to quoted market prices net of any discount which is deemed necessary by the directors to reflect the potential impact of the disposal of such shares in the case of substantial shareholdings. The gains or losses arising from changes in the fair value of a security are credited to or charged to the income statement in the period in which they arise.

From 1 January 2005 onwards:

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets held for trading and derivative financial instruments that are not designated and effective hedging instruments. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including accounts receivable, time deposits, staff housing loans and other receivables are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and a fixed date of maturity. Investments are classified as held-to-maturity if it is the intention of the Group's management to hold them until maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. In addition, if there is objective evidence that the investment has been impaired, the financial asset is measured at the present value of estimated cash flows. Any changes to the carrying amount of the investment are recognised in the income statement.

iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the income statement. Any impairment losses on available-for-sale financial assets are recognised in the income statement. Impairment losses on available-for-sale equity investments will not be reversed in subsequent periods.

For available-for-sale equity investments that do not have a quotes market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not be reversed in subsequent periods.

k) Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss has two sub-categories, including financial liabilities held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

ii) Other financial liabilities

Other financial liabilities including bank and other borrowings, floating rate notes, fixed rate notes and zero coupon notes are subsequently measured at amortised cost, using the effective interest rate method.

iii) Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

m) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company or has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

n) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

o) Leases (as the lessee)

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is recognised at the time of inception of the lease at the present value of the lease payments plus incidental payment, if any, to be borne by the lessee. A corresponding amount is recognised as a finance lease liability, irrespective or whether some of these lease payments are payable up-front at the date of inception of the lease.

Subsequent accounting for assets held under finance lease agreement, i.e. depreciation methods and useful lives correspond to those applied to comparable acquired assets. The corresponding finance lease liability is reduced by lease payments less finance charges, which are expensed to finance costs.

All other leases are treated as operating lease agreements. Operating lease payments are recognised as an expense on a straight-line basis. Affiliated costs, such as maintenance and insurance, are expensed as incurred.

p) **Employee benefits**

Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of probable future long services payments expected to be made. The provision is based on the best estimate of the probable future payments which has been earned by the employees from their service to the Group to the balance sheet date.

Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basis salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

The employees of the Group's subsidiaries in the People's Republic of China (the "PRC") are members of the state-sponsored retirement scheme operated by the government of the PRC.

Share-based employee compensation

All share-based payment arrangements granted after 7 November 2002 are recognised in the consolidated financial statements. The Group operates equity settled share-based compensation plans for remuneration of its employees.

All employee services received in exchange for the grant of any share-based compensation are measured at their fair values. These are indirectly determined by reference to the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

All share-based compensation is ultimately recognised as an expense in income statement with a corresponding credit to additional paid-in capital, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised, if there

is any indication that the number of share options expected to vest differs from previous estimates. No adjustment to expense recognised in prior periods is made if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the share issued are reallocated to share capital with any excess being recorded as additional paid-in capital.

q) Related parties

For the purposes of these financial statements, parties are considered to be related to the group if the group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the group or of any entity that is a related party of the group.

r) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and bank balances and time deposits represent assets which are not restricted as to use.

s) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i) From the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

ii) Interest, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

iii) From the sale of listed equity investments, on the trade day;

iv) From the sale of properties, when the legally binding sales contract is signed;

v) Dividends, when the shareholders' right to receive payment has been established; and

vi) Management fee, when the services are rendered.

t) Foreign currency translation

The consolidated financial statements are presented in Hong Kong Dollars, which is also the functional currency of the parent company.

In the separate financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

In the consolidated financial statements, all separate financial statements of subsidiaries and jointly controlled entities, originally presented in a currency different from the Group's presentation currency, have been converted into Hong Kong dollars. Assets and liabilities have been translated into Hong Kong dollars at the closing rate at the balance sheet date. Income and expenses have been converted into the Group's presentation currency at the average rates over the reporting period. Any differences arising from this procedure have been charged/(credited) to the currency translation reserve in equity. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Hong Kong dollars at the closing rate.

On exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, management has made various estimates and judgements (other than those involving estimates) based on past experience, expectations of the future and other information. The key source of estimation uncertainty and the critical accounting judgements that can significantly affect the amounts recognised in the financial statements are set out below.

a) Estimate of fair value of investment properties

Investment properties were revalued at the balance sheet date on market value existing use basis by independent professional valuers or determined by the directors of the Company. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. In making the judgment, the Group considers information from current prices in an active market for similar properties and uses assumptions that are mainly based on market conditions existing at each balance sheet date.

b) Fair values of financial instruments

Financial instruments such as interest rate, foreign exchange and equity derivative instruments are carried at the balance sheet at fair value. The best evidence of fair value is quoted prices in an active market, where quoted prices are not available for a particular financial instrument, the Group uses the market values determined by independent financial institutions or internal or external valuation models to estimate the fair value. The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgement by management, which may result in significantly different fair values and results. All significant financial valuation models are strictly controlled and regularly recalibrated and vetted.

c) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of

business. The Group recognised liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

6. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and price risk), credit risk, liquidity risk and interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

a) Market risk

i) Foreign currency risk

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars and Chinese Renminbi Yuan.

As the estimated foreign currency exposure in respect of committed future sales and purchases and estimated foreign currency exposure in respect of highly probable forecast sales and purchases is not significant, no hedging on foreign currency risk has been carried out during the year under review.

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets at fair value through profit or loss.

b) Credit risk

The Group's credit risks are primarily attributable to time deposits, trade and other receivables.

The Group's time deposits are deposited with banks of high credit quality in Hong Kong and the Group has exposure limit to any single financial institution.

For trade and other receivables, the management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount.

In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

c) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the raising of loans to cover expected cash demands, subject to approval by the holding company's board. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from bankers to meet its liquidity requirements in the short and longer term.

d) Interest rate risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. The Group does not expect any changes in interest rate which might materially affect the Group's result of operations.

7. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (a) on a primary segment reporting basis, by business segment; and (b) on a secondary segment reporting basis, by geographical segment.

The Group's operating business are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

i) The electronic products segment consists of the manufacture and sale of electronic products;

ii) The PCBs segment consists of the manufacture and sale of PCBs;

iii) The electronic components and parts segment consists of the trading and distribution of electronic components and parts;

iv) The listed equity investments segment consists of the trading of listed equity investments;

v) The provision of finance segment consists of the provision of loan financing services; and

vi) The optical products segment consists of the manufacture and sale of optical products.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to the third parties at the then prevailing market prices.

a) **Business segments**

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue																
Sales to external customers	386,411	391,632	95,777	108,992	–	–	7,342	15,515	296	107	64,045	174,890	–	–	553,871	691,136
Inter-segment sales	–	–	–	4,787	20,066	19,416	–	–	4,439	2,887	–	–	(24,505)	(27,090)	–	–
Other revenue	2,795	3,356	2,963	5,192	–	–	132	469	89	–	10,832	2,800	–	–	16,811	11,817
Total	389,206	394,988	98,740	118,971	20,066	19,416	7,474	15,984	4,824	2,994	74,877	177,690	(24,505)	(27,090)	570,682	702,953
Segment results	18,489	17,288	(19,739)	(18,328)	(223)	683	(3,033)	(3,607)	(4,032)	(5,800)	(2,098)	(5,345)	(4,469)	642	(15,105)	(14,467)
Interest, dividend income and unallocated gains															9,385	2,272
Negative goodwill recognised as income															–	13,062
(Loss)/Gain on disposal of properties held for sale															(143)	3,900
Gain on disposal of controlling interest in Swank															42,244	–
Gain on disposal of partial interest in Swank															–	8,458
Gain on disposal of investment properties															2,715	–
Reversal of previous revaluation deficits of leasehold buildings, net															5,270	3,346
Gain on disposal of interests in associates															–	10,900
Write back of over-provision against properties held for sale															200	3,150
Net loss arising from fair value change of investment properties															(490)	–
Unallocated expenses															(4,081)	(10,023)
Profit from operating activities															39,995	20,598
Impairment loss on a loan receivable															(45,000)	–
Share of profits less losses of associates															1,997	2,791
(Loss)/Profit before taxation															(3,008)	23,389
Taxation															(1,520)	(452)
(Loss)/Profit for the year															(4,528)	22,937

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated Group	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	228,602	183,207	110,409	123,474	3,909	1,222	40,704	23,884	51,769	101,612	–	195,056	(56,676)	(16,641)	378,717	611,814
Interests in associates	–	–	–	–	–	–	–	–	–	–	156,892	37,220	–	–	156,892	37,220
Unallocated assets	–	–	–	–	–	–	–	–	–	–	–	–	–	–	395,254	271,731
Total assets															930,863	920,765
Segment liabilities	44,170	31,309	87,895	80,327	3,875	1,396	11	42	122	123	–	41,356	(29,000)	(16,600)	107,073	137,953
Unallocated liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–	–	27,594	22,025
Total liabilities															134,667	159,978
Other segment information																
Depreciation and amortisation	11,986	14,303	9,267	4,386	–	119	–	–	–	–	3,798	13,645	–	–	25,051	32,453
Unallocated amounts															1,488	2,646
															26,539	35,099
Capital expenditure	3,820	10,216	3,696	3,154	–	–	–	–	–	–	832	3,000	–	–	8,348	16,370
Unallocated amounts															1,284	85
															9,632	16,455
Provision for impairment loss on loans receivable	–	–	–	–	–	–	–	–	(45,000)	–	–	–	–	–	(45,000)	–
Write-back of over-provision against properties held for sale	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	3,150
Provision for impairment loss on accounts receivable	–	–	–	(1,090)	–	–	–	–	–	–	–	–	–	–	–	(1,090)
Provision against inventories	(650)	(291)	(540)	240	–	–	–	–	–	–	–	(238)	–	–	(1,190)	(289)
Reversal of previous revaluation deficits of leasehold buildings, net	1,530	419	–	–	–	–	–	–	–	–	–	–	–	–	1,530	419
Unallocated amounts															3,740	2,927
															5,270	3,346
Net (loss)/gain arising from fair value change of investment properties	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(490)	9,652

b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:														
Sales to external customers	51,357	89,922	130,442	189,345	146,836	183,782	196,340	180,807	28,896	47,280	–	–	553,871	691,136

	Hong Kong		Mainland China		Others		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other segment information:										
Segment assets	532,496	673,940	197,662	197,400	43,813	12,205	–	–	773,971	883,545
Interests in associates	–	(10,165)	–	47,224	156,892	161	–	–	156,892	37,220
									930,863	920,765
Capital expenditure	1,945	160	5,787	16,295	1,900	–	–	–	9,632	16,455

8. TURNOVER

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

Revenue from the following activities has been included in turnover:

	2005	2004
	HK$'000	*HK$'000*
Manufacture and sale of electronic products	386,411	391,632
Manufacture and sale of PCBs	95,777	108,992
Trading of listed equity investments	7,342	15,515
Provision of loan financing	296	107
Manufacture and sale of optical products	64,045	174,890
	553,871	691,136

9. OTHER REVENUE

	2005	2004
	HK$'000	*HK$'000*
Bank interest income	9,025	1,575
Gain on deregistration of subsidiaries	2,973	–
Dividends income from listed investments	106	363
Sales of obsolete inventories	558	2,795
Management fee received	256	1,908
Product development income	2,520	2,678
Rental income	137	1,024
Sales of raw materials	1,084	1,778
Other interests earned	7,102	–
Others	2,435	1,968
	26,196	14,089

10. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2005	2004
	HK$'000	*HK$'000*
Cost of inventories	466,424	583,563
Depreciation	26,539	35,347
Amortisation of leasehold land and land use rights	252	252
Amortisation of prepaid rental	737	737
Amortisation of deferred product development costs	1,641	1,421
Minimum lease payments under operating leases:		
Land and buildings	7,876	9,495
Office equipment	209	233
Staff costs (including directors' remuneration-note 11):		
Wages and salaries	91,117	114,775
Pension contributions	1,443	1,818
Less: Forfeited contributions	–	(562)
	1,443	1,256
	92,560	116,031
Auditors' remuneration	880	1,370
Write back of provision for impairment loss on accounts receivable	–	(1,090)
Provision against inventories	1,190	289
Loss/(Gain) on disposal of fixed assets	44	(21)
Exchange (gain)/loss, net	(653)	1,068
Net (gain)/loss on disposal of short term investments	(72)	88

The cost of inventories sold includes HK$62,754,000 (2004: HK$102,679,000) relating to direct staff costs, provision against inventories, amortisation of prepaid rental, amortisation of deferred product development costs, operating lease rentals of land and buildings and depreciation of the manufacturing activities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

At 31 December 2005, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2004: Nil).

11. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

Directors' emoluments

The remuneration of every director for the year ended 31 December 2005 is set out below:

Name of director	Fees	Salary	Discretionary bonuses	Other benefits	Employer's contribution to pension scheme	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors						
Yau Tak Wah, Paul	–	1,847	150	–	90	2,087
Louie Mei Po	–	1,430	150	–	68	1,648
Wong Shin Ling, Irene	–	780	–	–	39	819
Tam Wing Kin	–	819	13	–	42	874
Tam Ping Wah (resigned on 1 June 2005)	–	400	–	–	–	400
Independent non-executive Director						
Cheung Chung Leung, Richard	150	–	–	–	–	150
Ng Wai Hung	180	–	–	–	–	180
Wu Wang Li	120	–	–	–	–	120
	450	5,276	313	–	239	6,278

The remuneration of every director for the year ended 31 December 2004 is set out below:

Name of director	Fees	Salary	Discretionary bonuses	Other benefits	Employer's contribution to pension scheme	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors						
Yau Tak Wah, Paul	–	2,600	–	–	120	2,720
Louie Mei Po	–	1,430	–	–	51	1,481
Wong Shin Ling, Irene	–	780	–	–	39	819
Tam Wing Kin	–	819	–	–	35	854
Tam Ping Wah (resigned on 1 June 2005)	–	1,560	–	–	50	1,610
Independent non-executive Directors						
Cheung Chung Leung, Richard	150	–	–	–	–	150
Ng Wai Hung	180	–	–	–	–	180
Wu Wang Li	31	–	–	–	–	31
	361	7,189	–	–	295	7,845

12. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2004: two) directors, details of whose remuneration are set out in note 11 above. The details of the remuneration of the remaining two (2004: three) non-director, highest paid employees for the year are as follows:

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	1,903	3,520
Pension contributions	73	103
	1,976	3,623

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees	
	2005	**2004**
Nil-HK$1,000,000	1	1
HK$1,000,001-HK$1,500,000	1	2
	2	3

13. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Current tax		
Hong Kong		
– Current year provision	1,602	976
– Overprovision in prior year	(393)	(750)
Mainland China	1,380	226
	2,589	452
Deferred tax *(note 34)*	(1,069)	–
Total tax charge for the year	1,520	452

In accordance with the applicable enterprise income tax law of the PRC, the Group's subsidiaries registered in Mainland China, Dongguan Yifu Circuit Board Factory ("Yifu") and Gaojin Electronics (Shenzhen) Co., Ltd ("Gaojin"), are exempt from income tax for their first two profitable years of operations and are entitled to 50% relief on the income tax that would otherwise be charged for the succeeding three years.

The foregoing tax concession for Yifu has expired. Pursuant to a further tax concession granted to high technology enterprises, the income tax rate applicable to Yifu remained at 15% for 2005 (2004: 15%). Gaojin began its first profitable year as the year ended 31 December 2002 and entitled to the 50% relief on the income tax. The income tax applicable rate to Gaojin is 15% for 2005 (2004: 15%).

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company, its subsidiaries and associates are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
(Loss)/Profit before tax	(3,008)	23,389
Tax at the statutory tax rate	(526)	4,093
Adjustments in respect of current tax of previous years	(393)	(750)
Income not subject to taxation	(8,668)	(5,240)
Expenses not deductible for taxation	6,745	2,475
Tax losses utilised from previous years	(386)	(759)
Effect of different taxation rates in other countries	4,748	633
Tax charge at the Group's effective rate	1,520	452

14. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

The profit attributable to equity holders of the Company for the year ended 31 December 2005 dealt with in the financial statements is HK$5,501,000 (2004: HK$1,538,000).

15. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the year of HK$4,779,000 (2004: HK$28,695,000) and the weighted average of 286,068,644 (2004: 286,068,644) ordinary shares in issue during the year.

A diluted earnings per share for the year ended 31 December 2005 and 2004 have not been disclosed as no diluting events existing during these years.

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold Buildings		Leasehold improvements		Plant and machinery		Furniture, fixtures & office equipments		Motor vehicles		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation												
At 1 January, as previously reported	39,100	34,900	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	330,447	313,521
Effect on adopting HKAS 17	(8,440)	(6,500)	–	–	–	–	–	–	–	–	(8,440)	(6,500)
	30,660	28,400	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	322,007	307,021
Additions	–	–	1,095	4,025	6,306	7,836	1,251	2,095	980	–	9,632	13,956
Disposals	–	–	(880)	(77)	(736)	(642)	(306)	(179)	(800)	(332)	(2,722)	(1,230)
Disposals of subsidiaries	–	–	–	–	(46,520)	–	(25,878)	–	(2,189)	–	(74,587)	–
Surplus on revaluation	3,970	2,260	–	–	–	–	–	–	–	–	3,970	2,260
At 31 December	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007
Accumulated depreciation												
At 1 January, as previously reported	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
Effect on adopting HKAS 17	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
Provided during the year	1,306	1,086	4,139	5,955	16,793	19,663	3,905	8,261	396	382	26,539	35,347
Disposals	–	–	(880)	(14)	(192)	(494)	(263)	(174)	(800)	(295)	(2,135)	(977)
Disposals of subsidiaries	–	–	–	–	(15,269)	–	(11,554)	–	(2,189)	–	(29,012)	–
Write-back on revaluation	(1,306)	(1,086)	–	–	–	–	–	–	–	–	(1,306)	(1,086)
At 31 December	–	–	28,681	25,422	106,528	105,196	19,890	27,802	23	2,616	155,122	161,036
Net book value												
At 31 December	34,630	30,660	21,153	24,197	40,764	83,046	5,328	22,349	1,303	719	103,178	160,971
An analysis of cost or valuation												
At cost	–	–	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	223,670	291,347
At valuation	34,630	30,660	–	–	–	–	–	–	–	–	34,630	30,660
	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007

Company

	Leasehold improvements		Furniture and fixtures		Total	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost						
At 1 January and 31 December	13	13	144	144	157	157
Accumulated depreciation						
At 1 January	10	8	120	93	130	101
Provided during the year	3	2	17	27	20	29
At 31 December	13	10	137	120	150	130
Net book value						
At 31 December	–	3	7	24	7	27

The Group's leasehold buildings have been revalued on an open market value basis, based on their existing use, by B.I. Appraisals Limited, an independent firm of qualified professional valuers, on 31 December 2005 at HK$34,630,000. Revaluation surplus of HK$5,270,000 (2004: HK$3,346,000) and HK$6,000 (2004: Nil) resulting from these valuations have been credited to income statement as a reversal of previous revaluation deficits of leasehold buildings and credited to the property revaluation reserve, respectively.

Had the Group's leasehold buildings stated at valuation been carried at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$24,903,000 (2004: HK$25,985,000).

Certain of the Group's leasehold buildings were pledged to secure banking facilities granted to the Group. The net book values of the pledged assets included in the total amount of property, plant and equipment at 31 December 2005 amounted to HK$13,800,000 (2004: HK$10,860,000).

17. LEASEHOLD LAND AND LAND USE RIGHTS

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2005	2004
	HK$'000	*HK$'000*
In Hong Kong held on:		
Leases of between 10 to 50 years	7,955	8,145
Outside Hong Kong, held on:		
Leases of between 10 to 50 years	2,352	2,414
	10,307	10,559

	2005 HK$'000	2004 HK$'000
Opening	10,559	10,811
Amortisation	(252)	(252)
Net book value	10,307	10,559

At 31 December 2005, certain of the Group's leasehold land with net book value of HK$7,955,000 (2004: HK$8,145,000) was pledged to secure banking facilities granted to the Group.

18. INVESTMENT PROPERTIES

	Group	
	2005 HK$'000	2004 HK$'000
At 1 January	93,000	–
Additions	6,740	83,348
Disposal	(70,500)	–
Net (loss)/gain arising from fair value change	(490)	9,652
At 31 December	28,750	93,000

Investment property with fair value of HK$7,100,000 was revalued at its open market value at 31 December 2005 by B.I. Appraisals Limited, an independent firm of qualified professional valuers. The fair values of the Group's other investment properties as at 31 December 2005 have been determined by the directors of the Company, no valuation has been performed by independent qualified professional valuers. The valuation performed by the directors of the Company was arrived at by reference to the market prices for similar properties.

All investment properties are held under long-term lease in Hong Kong.

19. NEGATIVE GOODWILL

The amounts of the negative goodwill recognised in the consolidated balance sheet, arising from the acquisition of Swank International Manufacturing Company Limited ("Swank") and additional investment in Electronics Tomorrow Manufactory Inc. 2002, are as follows:

Group

	HK$'000
GROSS AMOUNT	
At 1 January 2004 and 31 December 2004	88,680
RELEASED TO INCOME	
At 1 January 2004	(48,334)
Released for the year	(13,062)
At 31 December 2004	27,284
Derecognised upon the adoption of HKFRS 3	(27,284)
At 1 January 2005 and 31 December 2005	–

20. INTERESTS IN SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at cost	93,316	93,316
Due from subsidiaries	298,444	279,862
Due to subsidiaries	(2,772)	(2,778)
	388,988	370,400
Provision for impairment	(38,628)	(38,628)
	350,360	331,772

The balances with the subsidiaries are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

Particulars of the subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2005	2004	Principal activities
Active Base Limited	Hong Kong	HK$2	100%	100%	Provision of loan financing
Allied Trade Limited	The British Virgin Islands	US$1	100%	100%	Investment holding
Allied Success Inc.	The British Virgin Islands	US$10,000	88%	88%	Investment holding
Connion Limited	Hong Kong	HK$2	100%	100%	Securities investment and property holding
E-Top PCB Limited	Hong Kong	HK$100	57%	57%	Trading of printed circuit boards
Eastec Purchasing Limited	The British Virgin Islands/Japan	US$1	100%	100%	Trading of electronic components and parts
Eastec Technology Limited	Hong Kong	HK$2	100%	100%	Trading of electronic components and parts
Electronics Tomorrow International Limited	The British Virgin Islands	US$600	100%	100%	Investment holding

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2005	2004	Principal activities
Electronics Tomorrow Limited	Hong Kong	HK$500,000	100%	100%	Manufacture and sale of electronic products
Electronics Tomorrow Manufactory Inc.	The British Virgin Islands	US$350	57%	57%	Investment holding
Fortune Dynamic Group Corporation	The British Virgin Islands	US$1	100%	100%	Investment holding
Good Order International Inc.	The British Virgin Islands	US$100	100%	100%	Investment holding
Issegon Company Limited	Hong Kong	HK$300,000	100%	100%	Investment holding
Master Base Limited	The British Virgin Islands	US$1	100%	100%	Investment holding
Maxwood Limited	Hong Kong	HK$2	100%	100%	Securities investment
Merit Team Limited	Hong Kong	HK$2	100%	100%	Property holding
Plentiful Light Limited	The British Virgin Islands/ The PRC	US$100	57%	57%	Manufacture of printer circuit boards
Probest Holdings Inc.	The British Virgin Islands	US$1	100%	100%	Investment holding
Dongguan Yifu Circuit Board Factory ("Yifu") (i)	The PRC	HK$64,160,000	48%	48%	Manufacture of printed circuit boards
Gaojin Electronics (Shenzhen) Company Limited ("Gaojin") (ii)	The PRC	US$5,000,000	100%	100%	Manufacture of electronic products
Electronics Tomorrow Holdings Corporation	The British Virgin Islands	US$100	100%	100%	Investment holding
ETL (Macao) Commercial Offshore Limited	Macau	MOP500,000	100%	100%	Trading of electronic components and parts
Team Force Corporation	The British Virgin Islands	US$100	100%	100%	Investment holding

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2005	2004	Principal activities
Electronics Tomorrow Property Holdings Limited	The British Virgin Islands	US$100	100%	100%	Investment holding
Account Centre Limited	Hong Kong	HK$2	100%	100%	Provision of accountancy services to group companies
Maxson Services Limited	Hong Kong	HK$2	100%	100%	Provision of accountancy and management services to group companies
Eastec Property Holding Limited	Hong Kong	HK$100	100%	100%	Provision of loan financing
Art Ray Investments Limited	Hong Kong	HK$1	100%	–	Property holding
Merit Style Development Limited	Hong Kong	HK$1	100%	–	Property holding

Other than Electronics Tomorrow International Limited, Fortune Dynamic Group Corporation and Master Base Limited, which are held directly by the Company, all subsidiaries are held indirectly by the Company.

(i) Yifu is a Sino-foreign owned joint venture enterprise under the PRC law. The Company has the power to cast the majority of votes at meetings of the board of directors of the entity and therefore it is regarded as subsidiary of the Company.

(ii) Gaojin is registered as a wholly foreign owned enterprise under the PRC law.

21. INTERESTS IN ASSOCIATES

	Group 2005	Group 2004
	HK$'000	HK$'000
Unlisted shares, at cost	–	–
Share of net assets	–	128,876
Due from associates	47,716	8,467
Promissory note	119,388	–
	167,104	137,343
Provision for impairment	(10,212)	(100,123)
	156,892	37,220

The amounts due from associates are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

The promissory note receivable from associate is unsecured, except for the guarantee given by Swank, with maturity date on 2 December 2007 and bearing interest at the rate equivalent to 1% over the prevailing Hong Kong prime rate per annum. Further details are set out in note 36(b).

The amounts due to associates were unsecured, interest-free and had no fixed terms of repayment.

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Group 2005	Principal activities
Profitown Investment Corporation	Corporate	The British Virgin Islands	US$1,000	30%	Investment holding
Shenzhen Henggang Swank Optical Industrial Company Limited	Joint Venture Enterprise	The PRC	US$30,000,000	24%	Manufacture of optical products
Dongguan De Bao Optical Company Limited	Wholly Foreign Owned Enterprise	The PRC	HK$58,550,910	15%	Manufacture of multi-coating lenses
Dongguan Hamwell Glasses Company Limited	Joint Venture Enterprise	The PRC	HK$62,504,800	25%	Manufacture of optical products
Global Origin Limited	Corporate	Hong Kong	HK$75,000,000	27%	Investment holding
Profit Trend International Limited	Corporate	Hong Kong	HK$1,000,000	15%	Investment holding
Prowin Commercial & Industrial Limited	Corporate	Hong Kong	HK$2	30%	Property holding in the PRC

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

Upon completion of disposal of Swank as further detailed in note 36(a) below, these companies have been classified as associates of the Group.

22. PREPAID RENTAL

	Group	
	2005	2004
	HK$'000	*HK$'000*
Cost		
At beginning and end of the year	10,500	10,500
Amortisation		
At beginning of the year	7,860	7,123
Provided during the year	737	737
At end of the year	8,597	7,860
Net book value		
At end of the year	1,903	2,640

The prepaid rental represents the capital contribution made by the joint venture partner of Yifu in the form of a right to use the property owned by the joint venture partner within the terms of the joint venture.

The prepaid rental is amortised on a straight-line basis over the underlying initial term of the joint venture of 15 years.

23. DEFERRED PRODUCT DEVELOPMENT COSTS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Cost		
At beginning of the year	21,875	19,376
Additions	2,599	2,499
At end of the year	24,474	21,875
Accumulated amortisation and impairment		
At beginning of the year	16,014	14,593
Amortisation provided during the year	1,641	1,421
At end of the year	17,655	16,014
Net book value		
At end of the year	6,819	5,861

24. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Listed securities		
– Listed equity securities in Hong Kong *(note (a))*	15,620	–
Unlisted debt security		
– Debt security traded on inactive markets and of private issuers *(note (b))*	11,744	–
	27,364	–
Market value of listed securities	15,620	–

(a) Upon Completion of disposal of Swank as further detailed in note 36(a) below, the Group will hold approximately 5% of the existing issued shares of Swank and the Group's interest in Swank has been classified as available-for-sale financial asset.

(b) The unlisted debt security has an effective interest rate of 12.5% and will mature on 29 April 2010. The unlisted debt security not publicly traded is secured by the issued capital of the issuer on a pro rata basis, and there is no material difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset.

25. LOANS RECEIVABLE

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Secured		
– Moulin Loan *(note (a))*	50,000	–
– Others *(note (b))*	2,000	3,000
Unsecured *(note (b))*	46	67
	52,046	3,067
Provision for impairment *(note (a))*	(45,000)	–
	7,046	3,067
Less: Non-current portion	(1,000)	(2,000)
	6,046	1,067

(a) In February 2005, Active Base Limited ("Active Base"), a subsidiary of the Company, entered into a loan agreement with Moulin Global Eyecare Holdings Limited which was subsequently put into provisional liquidation in June 2005 ("Moulin"), under which, Active Base advanced HK$50 million to Moulin ("Moulin Loan") in February 2005. As security for the Moulin Loan, the following security documents, amongst the others, were executed in favour of Active Base:

(i) A debenture agreement executed between Moulin and Active Base ("Moulin Debenture"), under which a first floating charge over all Moulin's undertaking, property, assets, goodwill, rights and revenues, whatsoever and whatsoever, both present and future, in favour of Active Base;

(ii) Guarantee over the liabilities of Moulin dated by Sharp Merit International Limited; and

(iii) Guarantee over the liabilities of Moulin dated by Mr. Ma Bo Kee, Mr. Ma Lit Kin and Mr. Ma Hon Kin.

In or about June 2005, Moulin filed a legal claim against Active Base to challenge that both the Moulin Loan and Moulin Debenture are not enforceable.

This legal litigation is currently at early stage.

However, the directors of the Company have also carefully considered the current progress on the realization of assets by Moulin's provisional liquidators and the financial position of Moulin as released by Moulin up to the date of this report, and as a result, an impairment loss of HK$45 million has been recognised against the Moulin Loan in these financial statements.

(b) The loans receivable bears interest ranging from 3% to 12% per annum for both years.

26. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following components:

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cash at bank and in hand	65,453	107,255	2,445	3,930
Short-term bank deposits	331,322	290,469	261,617	273,043
	396,775	397,724	264,062	276,973

The effective interest rate of short-term bank deposits is 4.0% (2004: 0.5%). They have a maturity of 15 days and are eligible for immediate cancellation without receiving any interest for the last deposit period.

Included in bank and cash balances of the Group is HK$ 4,226,000 (2004: HK$ 6,838,000) of bank balances denominated in Renminbi ("RMB") placed with banks in the PRC. RMB is not a freely convertible currency.

27. PROPERTIES HELD FOR SALE

	Group	
	2005	2004
	HK$'000	*HK$'000*
At cost	6,333	6,333
Provision for impairment	(133)	(333)
	6,200	6,000

The properties held for sale are situated in Hong Kong and are held under medium term leases.

28. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS/SHORT TERM INVESTMENTS

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Trading securities		
– Listed equity securities in Hong Kong	2,465	7,491
Market value of listed securities	2,465	7,491

29. INVENTORIES

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Raw materials	37,577	54,121
Work in progress	17,720	10,168
Finished goods	12,243	25,121
	67,540	89,410

As at 31 December 2005 and 2004, all inventories are stated at cost.

30. ACCOUNTS RECEIVABLE

The aged analysis of the Group's accounts receivable is as follows:

	2005		**2004**	
	HK$'000	*Percentage*	*HK$'000*	*Percentage*
Current to three months	48,196	70	93,523	75
Four to six months	106	0	2,597	2
Seven months to one year	943	1	14,532	12
Over one year	19,824	29	13,533	11
	69,069	100	124,185	100
Provision	(6,177)		(8,296)	
Total after provision	62,892		115,889	

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

31. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Included in the balance is an amount of HK$ 20 million (2004: Nil) which represents the balance of the consideration on the disposal of controlling interest in Swank as referred to note 36 below. The directors consider that the balance of prepayments, deposits and other receivables approximate their fair value.

32. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Current to three months	46,809	52,736
Four to six months	12,189	34,148
Seven months to one year	6,629	5,298
Over one year	6,031	522
	71,658	92,704

Accounts payable aged less than four months accounted for 65% (2004: 57%) of the total accounts payable.

33. PROVISION FOR LONG SERVICE PAYMENTS

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At beginning of year	949	1,243	230	240
Amount utilised during the year	(379)	(294)	–	(10)
At end of year	570	949	230	230

The Group provides for the probable future long service payments expected to be made to employees under the Hong Kong Employment Ordinance, as further explained under the heading "Employee benefits" in note 4(p) to the financial statements. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

34. DEFERRED TAX LIABILITIES

Group

	Accelerated tax depreciation	
	2005	**2004**
	HK$'000	*HK$'000*
At 1 January	3,122	1,433
Charge to equity for the year	–	1,689
Credit to income statement for the year	(1,069)	–
At 31 December	2,053	3,122

The Group has tax losses arising in Hong Kong of approximately HK$142,700,000 (2004: HK$177,890,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

35. ISSUED CAPITAL

	2005 *HK$'000*	2004 *HK$'000*
Authorised: 50,000,000,000 (2004: 50,000,000,000) ordinary shares of HK$0.01 (2004: HK$0.01) each	500,000	500,000
Issued and fully paid: 286,068,644 (2004: 286,068,644) ordinary shares of HK$0.01 each (2004: HK$0.01) each	2,861	2,861

There was no repurchase of any shares during the year.

36. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Disposal of controlling interest in Swank

	2005 *HK$'000*	2004 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	45,575	–
Interests in associates	31,656	–
Cash and bank balances	31,226	–
Time deposits	379	–
Accounts receivable	43,916	–
Prepayment, deposits and other receivables	5,060	–
Inventories	27,222	–
Accounts payable	(20,363)	–
Amounts due to associates	(2,904)	–
Other payables and accruals	(9,914)	–
Tax payable	(850)	–
Provision for long service payments	(379)	–
Amount due to a shareholder	(47,716)	–
Promissory note payable	(102,073)	–
	835	–
Gain on disposal	42,244	–
Total consideration	43,079	–
Satisfied by:		
Cash received	23,079	–
Other receivable *(note 31)*	20,000	–
	43,079	–

An analysis of net outflow of cash and cash equivalents in respect of the disposal of controlling interest in Swank is as follows:

	2005 *HK$'000*	2004 *HK$'000*
Cash consideration received	23,079	–
Cash and bank balance disposed	(31,226)	–
Time deposits disposed	(379)	–
Net cash outflow	(8,526)	–

(a) On 20 January 2005, Probest Holdings Inc ("Probest") which is a wholly-owned subsidiary of the Company, amongst the others, entered into a conditional sale and purchase agreement (as amended by the supplemental agreement dated 13 April 2005) ("Swank Disposal Agreement") with an independent third party, China Time Investment Holdings Limited ("China Time"), pursuant to which Probest disposed of 1,437,396,440 issued shares of the Swank International Manufacturing Company Limited ("Swank"), representing approximately 46% of the existing issued shares of Swank at the consideration of approximately HK$43 million which are to be received by two instalments as follows:

(i) as to HK$23 million within six months of completion; and

(ii) as to HK$20 million on the anniversary of completion.

The Swank Disposal Agreement was completed on 3 June 2005.

(b) Upon completion of the Swank Disposal Agreement on 3 June 2005, Profitown issued and delivered a new Promissory Note of HK$ 112,285,435 to Probest, which is guaranteed by Swank ("Swank Guarantee"). The obligations of Swank under the Swank Guarantee are unsecured and will cease to be effective if the Put Option, as referred to (c) below, is exercised and the transaction contemplated under the Put Option is completed.

(c) On completion of the Swank Disposal Agreement, Swank, Probest and the Company, and Profitown entered into a shareholder agreement to regulate the management of Profitown ("Profitown Shareholders Agreement"). Pursuant to principal terms of the Profitown Shareholders Agreement, Swank will have the right to request Probest or an independent third party procured by Probest to purchase (the "Put Option") all (but not part of only) of its shares, being 70% of all the existing issued shares of Profitown exercisable at any time before the expiry of 30 months from the Completion Date of the Share Disposal Agreement at a price equal to the net tangible asset value of Profitown as at the date of exercise of such put option attributable to such shares and such purchaser will assume all the liabilities due from Swank to any member of the Profitown Group incurred prior to the date of Profitown Shareholders Agreement at nil consideration. If the net tangible asset value of Profitown as determined on the same basis and accounting policies adopted by Profitown in its latest audited accounts shall fall below zero during the 30-month period from the Completion Date, Probest will indemnify Profitown on demand for the deficit in the event that such deficit exceeds the outstanding principal amount of the new Promissory Note due to Probest and the interest accrued. The Put Option and such indemnity by Probest will cease and Probest shall have no further obligations in respect thereto if (i) the aggregate shareholding of China Time in the Company falls below 51%; (ii) there is any change to the majority of the board of directors of China Time since the date of and as disclosed in the Share Disposal Agreement; and (iii) Mr. Wang An Kang ceases to be the legal and beneficial owner of at least 75% of and in China Time.

(d) Upon completion of the Swank Disposal Agreement, the Company and its wholly-owned subsidiary, Probest, executed a deed in favour of China Time ("Tomorrow Group Deed"), pursuant to which, Probest shall indemnify China Time for an amount of HK$56,247,530 upon demand in case Swank ceases to be listed on the Stock Exchange under certain circumstances as detailed in the joint announcement dated 18 April 2005 made by the Company, Swank and China Time.

Upon completion of the above Swank Disposal Agreement and its related loan restructuring agreement, the Group realized a net gain of approximately HK$42 million.

37. SHARE OPTION SCHEME

The Company operates a share option scheme (the "Tomorrow Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Tomorrow Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, suppliers of goods or services to the Group, customers of the Group, the Company's shareholders, and any minority shareholder of the Company's subsidiaries. The Tomorrow Scheme became effective on 29 May 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Tomorrow Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Tomorrow Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the company, or to any of their associates, in excess of 0.1% of the shares of the company in issue at any time or with an aggregate value (based on the price of the company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. An option may be exercised under the Tomorrow Scheme at any time during a period not exceeding five years after the date when the option is granted and expiring on the last date of such period.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

No share options have been granted during the year and no share options outstanding as at the balance sheet date.

38. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity.

(b) Company

	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Contributed surplus *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1 January 2004	200,556	77	368,125	34,646	603,404
Net profit for the year	–	–	–	1,538	1,538
At 31 December 2004 and at 1 January 2005	200,556	77	368,125	36,184	604,942
Net profit for the year	–	–	–	5,501	5,501
At 31 December 2005	200,556	77	368,125	41,685	610,443

At 31 December 2005, the aggregate amount of reserve available for distribution to equity holders of the Company, calculated in accordance with the Companies Act 1981 of Bermuda (as amended), was HK$409,810,000 (2004: HK$404,309,000). In addition, the Company's share premium account, in the amount of HK$200,556,000 may be distributed in the form of fully paid bonus shares.

39. CONTINGENT LIABILITIES

	Company	
	2005 *HK$'000*	**2004** *HK$'000*
Guarantees of banking facilities granted to subsidiaries	15,300	28,300

The Group had no other significant contingent liabilities at the balance sheet date (2004: Nil).

40. COMMITMENTS

(a) Capital commitments

	Group	
	2005 *HK$'000*	**2004** *HK$'000*
Property, plant and equipment		
– Contracted but not provided for	6,075	–
Deferred product development costs		
– Contracted but not provided for	583	–
– Authorised but not contracted for	–	811
Commitments to contribute to subsidiaries registered in the PRC	27,958	4,618
	34,616	5,429

The Company had no significant commitments at the balance sheet date (2004: Nil).

(b) Operating lease commitments

The Group leases certain of its office properties, factory premises, warehouses and office equipment under operating lease arrangements. Leases for office properties, factory premises and warehouses are negotiated for terms ranging from one to fifteen years, and those office equipment for a term of three years.

At 31 December 2005, the Group and the Company had future minimum lease under non-cancellable operating leases falling committed for due as follows:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Land and buildings:				
Within one year	6,144	10,010	1,756	1,756
In the second to fifth years, inclusive	16,828	19,258	3,371	5,127
After five years	1,580	3,538	–	–
	24,552	32,806	5,127	6,883
Office equipment:				
Within one year	89	210	–	–
In the second to fifth years, inclusive	–	89	–	–
	89	299	–	–
	24,641	33,105	5,127	6,883

41. CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Group had the following connected and related party transactions:

(a) A loan of HK$24,100,000 (2004: HK$16,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 57% owned subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(b) In addition, the Group had certain banking facilities, with a total limit of HK$15 million (2004: HK$28 million), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful, both of which are 57% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold buildings of the Group (note 16), and certain leasehold land of the Group (note 17).

(c) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Note	**2005** *HK$'000*	**2004** *HK$'000*
Sales of products to associates	*(i)*	3,746	10,224
Purchases of products from associates	*(ii)*	6,327	14,807
Management fee income from associates	*(iii)*	256	585

(i) The sale to the associates were made according to the published prices, terms and conditions offered to the major third party customers of the Group.

(ii) The purchases from the associates were made according to the published prices, terms and conditions offered by the associates to their major third party customers.

(iii) The management fee income was charged according to the management's estimation on costs of office premises and utilities used by the associates.

42. POST BALANCE SHEET EVENTS

On 8 March 2006, the Company announced and proposed to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of the open offer, on the basis of an assured entitlement of 5 offer shares for every 4 existing shares held on the record date and payable in full on acceptance. The registered holders of fully-paid offer shares will be issued 5 bonus shares for every 7 fully-paid offer shares. In order to facilitate the open offer by enabling the Company to allot and issue the bonus shares, which will only be issued to registered holders of the fully-paid offer shares, the Board proposed the amendment of the bye-laws of the Company to allow a distribution to shareholders on a non pro-rata basis. The Board further proposed the share consolidation, upon completion of the open offer and the bonus issue, involving a consolidation of every 4 existing shares into one consolidated share. For details, please refer to the announcement of the Company dated 8 March 2006 and a circular of the Company dated 28 April 2006.

43. COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 2 and 3.

44. PARENT ENTERPRISE

The directors consider Winspark Venture Limited, which is incorporated in the British Virgin Islands, to be its parent enterprise.

4. INDEBTEDNESS

At the close of business on 30 April 2006 (being the latest practicable date for the purpose of this indebtedness statement prior to printing of this prospectus), the Group had nil outstanding borrowings.

In addition, as at 30 April 2006, the Company had contingent liabilities in respect of guarantees of banking facilities of approximately HK$15 million.

Save as set out in the preceding paragraph and apart from intra-group liabilities and normal trade payables and bills payable, none of the companies of the Group had outstanding as at the close of business of 30 April 2006 any mortgages, charges, debentures, loan capital, debt securities (whether issued and outstanding, and authorised or otherwise created but unissued), term loans and overdrafts, or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptances credits or other borrowings or indebtedness in the nature of borrowings or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30 April 2006.

There has been no material change in the indebtedness or contingent liabilities of the Group since 30 April 2006.

5. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the internal resources available to the Group, the net estimated proceeds of the Open Offer and in the absence of unforeseen circumstances, the Group has sufficient working capital for its present requirements for the next twelve months from the date of this prospectus.

6. MATERIAL ADVERSE CHANGES

Save as the Open Offer and Bonus Issue and the information set out under Appendix II "Unaudited pro forma financial information", the Directors are not aware of any material adverse change in the financial or trading position of the Group or any significant events which have occurred to any business of the Group and within the Group, since 31 December 2005, being the date to which the latest published audited financial statements of the Group were made up.

CCIF
CCIF CPA LIMITED
37/F Hennessy Centre
500 Hennessy Road
Causeway Bay Hong Kong

30 May 2006

The Board of Directors
Tomorrow International Holdings Limited
27th Floor Henley Building
5 Queen's Road
Central
Hong Kong

Dear Sirs,

We report on the unaudited pro forma financial information ("Unaudited Pro Forma Financial Information") of Tomorrow International Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out in Appendix II of the Company's prospectus dated 30 May 2006 (the "Prospectus") in connection with the proposed open offer of 357,585,805 new shares on the basis of 5 offer shares for every 4 existing shares held with 5 bonus shares for every 7 fully-paid offer shares (the "Open Offer and Bonus Issue"), which has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Open Offer might have affected the relevant financial information presented.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as at 31 December 2005 or at any future date; and
- results and cash flows of the Group for the year ended 31 December 2005 or any future period.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled on the basis as stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to Rule 4.29 of the Listing Rules.

Yours faithfully,
For and on behalf of
CCIF CPA Limited
Choi Man On, Andy
Director

UNAUDITED PRO FORMA ADJUSTED CONSOLIDATED NET ASSET VALUE

The estimated financial effect on the unaudited pro forma adjusted consolidated net asset value attributable to equity holders of the Group immediately after completion of the Open Offer is summarised as follows:

Audited net asset value attributable to equity holders of the Group as at 31 December 2005	Estimated net proceeds of the Open Offer	Unaudited pro forma adjusted consolidated net asset value attributable to equity holders of the Group after Open Offer
Note 1	*Note 2*	
HK$ million	*HK$ million*	*HK$ million*
784	170	954

	Notes	*HK$*
Audited consolidated net asset values attributable to equity holders per Share prior to the Open Offer and the Bonus Issue	3	2.74
Adjusted unaudited pro forma consolidated net asset values attributable to equity holders per Share after the Open Offer and the Bonus Issue	4	1.06

Notes:

1. Extracted from the annual report of the Company for the year ended 31 December 2005.

2. Represents the estimated net proceeds from the issuance of 357,585,805 Offer Shares at HK$0.485 each after the estimated expenses of the Open Offer of approximately HK$3,400,000.

3. Based on 286,068,644 Shares in issue as at the Latest Practicable Date.

4. Based on 899,072,879 Shares upon completion of the Open Offer and the Bonus Issue.

1. RESPONSIBILITY STATEMENT

This prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and having made all reasonable enquiries, confirm that to the best of their knowledge and belief there are no other matters the omission of which would make any statement in this prospectus misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date were and immediately following the Open Offer and the Bonus Issue and the Share Consolidation (assuming the Open Offer and the Bonus Issue becoming unconditional and the Share Consolidation becoming effective) will be as follows:

Authorised:		*HK$'000*
50,000,000,000	Shares	500,000
Issued, to be issued and fully paid or credited as fully paid up:		
286,068,664	Shares in issue as at the Latest Practicable Date	2,861
357,585,805	Shares to be issued pursuant to the Open Offer	3,576
255,418,430	Shares to be issued pursuant to the Bonus Issue	2,554
899,072,879		8,991
224,768,219	Consolidated Shares in issue upon the Share Consolidation becoming effective	8,991

All existing Shares rank equally in all respects, including in particular as to dividend, voting rights and return on capital.

The Offer Shares and the Bonus Shares will, when allotted and issued, rank pari passu in all respects with the Shares in issue including the right to receive all future dividends and distributions which are declared, made or paid on or after the date of issue and allotment of the fully-paid Offer Shares and the Bonus Shares.

All of the Consolidated Shares, when allotted and issued, shall rank pari passu in all respects with each other, including in particular as to dividends, voting rights and return on capital.

The Shares are listed on the Stock Exchange. No part of the share capital or any other securities of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares or any other securities of the Company to be listed or dealt in on any other stock exchange.

No share or loan capital of the Company has been put under option or agreed conditionally or unconditionally to be put under option and no warrant or conversion right affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. CORPORATE INFORMATION AND PARTIES INVOLVED IN THE OPEN OFFER

Registered office	Clarendon House, 2 Church Street Hamilton HM 11, Bermuda
Head office and principal place of business	27th Floor, Henley Building 5 Queen's Road Central Hong Kong
Authorised representatives	Louie Mei Po Tam Wing Kin
Company secretary & qualified accountant	Tam Wing Kin *FCCA*
Underwriter	Winspark Venture Limited
Legal advisers to the Company	*As to Hong Kong Law:* Vincent T.K. Cheung, Yap & Co. 15th Floor Alexandra House 18 Chater Road Hong Kong *As to Bermuda law:* Conyers Dill & Pearman 2901, One Exchange Square 8 Connaught Place Central Hong Kong
Auditors	CCIF CPA Limited *Certified Public Accountants* 37th Floor, Hennessy Centre 500 Hennessy Road Causeway Bay Hong Kong
Principal share registrar	The Bank of Bermuda Limited 6 Front Street Hamilton HM11 Bermuda

Hong Kong branch share registrar	Computershare Hong Kong Investor Services Limited Shop 1712-1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Principal bankers	Credit Suisse UBS The Hongkong and Shanghai Banking Corporation Limited Fubon Bank (Hong Kong) Limited Industrial and Commercial Bank of China (Asia) Limited

4. PARTICULARS OF DIRECTORS

The brief biographies of the Directors are set out below:

Executive Directors

Mr. YAU Tak Wah, Paul – Chairman, aged 50, is the founder of the Group and is primarily responsible for corporate strategic planning. He holds a bachelor of science degree in mechanical engineering and has more than 20 years' experience in the electronics industry. Before he established the Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained invaluable experience in production design and established close business relationships with various electronics manufacturers in Hong Kong.

Ms. LOUIE Mei Po – Director, aged 38, is responsible for business investment and development of the Group. Ms. Louie holds a master's degree in Business Administration and a bachelor's degree in Social Science from the Chinese University of Hong Kong. Prior to joining the Group, Ms. Louie was the executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She has over ten years' experience in business investment and development. She joined the Group in February 2000.

Ms. WONG Shin Ling, Irene – Director, aged 45, is responsible for management and administration of the Group. Ms. Wong has over 13 years of experience in the field of property development and management. Prior to joining the Group, she was an executive director of two listed companies in Hong Kong specializing in mortgage loan financing, property investment and development. She joined the Group in February 2000.

Mr. TAM Wing Kin – Director, aged 40, is responsible for finance of the Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants. He is also a Certified Public Accountant (Practising). Prior to joining the Group, he worked for an international accountancy firm and two listed companies in Hong Kong. He has over 16 years of experience in accounting field. He joined the Group in February 2000.

Independent Non-Executive Directors

Mr. NG Wai Hung – Director, aged 42, is a practicing solicitor and a partner in Iu, Lai & Li, a Hong Kong firm of solicitors and notaries. Mr. Ng has extensive experience in the area of securities law, corporate law and commercial law in Hong Kong and has been involved in initial public offerings of securities in Hong Kong as well as corporate restructuring, mergers and acquisitions and takeovers of listed companies. He frequently advises multinational and Hong Kong corporations on private equity investments, joint ventures as well as regulatory compliance. He joined the Group in March 2000.

Mr. CHEUNG Chung Leung, Richard – Director, aged 52, has over 20 years of experience as an architect and real estate investment adviser. He is also the Executive Chairman of China SMS Limited. He graduated from the University of Hong Kong with degrees of Bachelor of Arts (Architectural Studies) and Bachelor in Architecture. He is a member of the Hong Kong Institute of Architects and a Registered Architect pursuant to the Architects Registration Ordinance. He joined the Group in March 2000.

Mr. WU Wang Li – Director, aged 31, has over 8 years of experience in the auditing and accounting profession and consulting services. He is a director of GK Asia Capital Limited and is admitted to the status of Certified Practising Accountant of CPA Australia. He is also an independent non-executive director of Swank International Manufacturing Company Limited. He joined the Group in September 2004.

The business addresses of the Directors are as follows:

Name of Director	Address
Mr. YAU Tak Wah, Paul	27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong
Ms. LOUIE Mei Po	27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong
Ms. WONG Shin Ling, Irene	27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong
Mr. TAM Wing Kin	27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong

Name of Director	Address
Mr. NG Wai Hung	20/F., Gloucester Tower, The Landmark, Central, Hong Kong
Mr. CHEUNG Chung Leung, Richard	Unit 17D, Sing Tech Fty Bldg, 49 Wong Chuk Hang Road, Hong Kong
Mr. WU Wang Li	Flat 410, Yiu Hei House, Tung Hei Court, Sai Wan Ho, Hong Kong

As at the Latest Practicable Date, there was no director or proposed director who was a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

5. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provision of the SFO); or (b) pursuant to section 352 of the SFO to be entered into the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies in Listing Rules to be notified to the Company and the Stock Exchange were as follows:–

Long positions in the Shares and the underlying shares (in respect of equity derivatives) of the Company

Name of Director	Capacity	Number of Shares and approximate percentage of total shareholding	Number of underlying Shares in respect of the options granted under the Share Option Scheme
Mr. Yau Tak Wah, Paul	Interest of a controlled corporation *(Note)*	800,000 Shares (0.28%)	Nil
Ms. Louie Mei Po	Beneficial owner	1,500,000 Shares (0.52%)	Nil

Note: These Shares are held through Pacific Shore Profits Limited, a company beneficially wholly owned by Mr. Yau Tak Wah, Paul.

Save as disclosed above, as at the Latest Practicable Date, none of the directors or chief executive of the Company had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the measuring of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed, to have such provisions of the SFO); (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

6. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as it is known to any Directors and the chief executive of the Company, Shareholders (other than Directors or chief executive of the Company) who have interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were required, pursuant to section 336 of Part XV of the SFO, to be entered in the register referred to therein, or who is interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group were as follows:

(i) Long position in the Shares

Name of shareholder	Capacity	Number of Shares interested	Percentage of issued share capital of the Company *(Note 1)*
Winspark Venture Limited	Beneficial owner *(Note 2)*	788,807,598 Shares	87.74%
Mr. Chan Yuen Ming	Interest of a controlled corporation *(Note 3)*	788,807,598 Shares	87.74%

Notes:

1. For the purpose of this prospectus, the shareholding percentage is calculated on the basis of 899,072,879 Shares in issue immediately after completion of the Open Offer and the Bonus Issue assuming that (i) none of the Qualifying Shareholders (except for the Underwriter) takes up any provisional allotments of the Offer Shares and (ii) the Underwriter has taken up all the Offer Shares underwritten by it under the Underwriting Agreement.

2. The entire issued share capital of Winspark Venture Limited is beneficially wholly owned by Mr. Chan Yuen Ming. These Shares comprise 175,803,363 existing Shares held by the Underwriter, the full entitlement of 219,754,200 Offer Shares which the Major Shareholder has

undertaken to accept, the 137,831,605 Offer Shares underwritten by it under the Underwriting Agreement and the Bonus Shares to be issued to it as a result of the Offer Shares subscribed by it.

3. Mr. Chan Yuen Ming wholly and beneficially owns Winspark Venture Limited. Mr Chan is therefore deemed to be interested in the Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(ii) Long position in shares of other members of the Group

The parties, other than members of the Group, directly or indirectly, having 10% or more interests in the subsidiaries of the Company as at the Latest Practicable Date were as follows:

Name of substantial shareholder	Name of subsidiary	Approximate percentage of total issued share capital or the total registered capital of the respective subsidiary
Electronics Tomorrow Manufactory Inc.	Limbrick Investment Limited	26%
Allied Success Inc.	Prime Star Industries Limited	12%
Dongguan Yifu Circuit Board Factory	Wanjiang Development	16.37%
Profitown Investment Corporation	Swank International Manufacturing Co. Ltd	70%

Save as disclosed above, as at the Latest Practicable Date, the Directors or chief executive of the Company were not aware of any other person (other than Directors or chief executive of the Company) who has an interest or short positions in the Shares or underlying shares of the Company or any option in relation thereto which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or which were required, pursuant to section 336 of Part XV of the SFO, to be entered in the register referred to therein, or who is interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

7. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into any service contracts with the Company or any of its subsidiaries or associated companies, excluding contracts expiring within one year without payment of compensation other than statutory compensation.

8. INTERESTS IN CONTRACT OR ARRANGEMENT

As at the Latest Practicable Date, none of the Directors was materially interested in contract or arrangement subsisting which is significant in relation to the business of the Group.

9. INTERESTS IN ASSETS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets acquired or disposed of by or leased to any member of the Group or is proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Company were made up.

10. COMPETING INTEREST

None of the Directors has any interest in any business which competes or is likely to compete, either directly or indirectly, with the Group's business.

11. LITIGATION

On 11 July 2005, Moulin Global Eyecare Holdings Limited (in provisional liquidation) ("Moulin") brought an action in the High Court of Hong Kong against Active Base Limited, a wholly owned subsidiary of the Company, in respect of a loan agreement dated 24 February 2005 relating to a loan of HK$50 million ("Loan") and a debenture executed by Moulin. Moulin is seeking for a declaration that the Loan and the debenture are invalid, unenforceable or otherwise not binding on itself and/or any liquidator. As at the Latest Practicable Date, the pleadings stage had been completed, the parties had made mutual discovery of their respective documents relating to the issues in the proceedings and witness statements were also exchanged. The parties are yet to apply for the court's direction to set the case down for trial.

Save as disclosed above, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

12. EXPERTS AND CONSENT

The qualifications of the experts who have given opinion contained in this prospectus are as follows:

Name	Qualification
CCIF CPA Limited ("CCIF")	Certified Public Accountants

As at the Latest Practicable Date, CCIF had no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group and had no direct or indirect interest in any assets acquired or disposed of by or leased to any member of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Company were made up.

CCIF has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion of its letter and the reference to its name in the form and context in which they appear.

13. DOCUMENTS REGISTERED OR FILED WITH THE REGISTRARS OF COMPANIES IN HONG KONG AND BERMUDA

A copy of this prospectus together with a copy of the provisional allotment letter have been registered with the registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance. A copy of each of the Prospectus Documents has been filed with the Register of Companies in Bermuda in accordance with the Companies Act.

14. MATERIAL CONTRACTS

The following contracts, not being contracts in the ordinary course of business, have been entered into by the Group within two years preceding the Latest Practicable Date and are or may be material:

a. the Underwriting Agreement;

b. the agreement for the sale and purchase of an aggregate of 1,874,917,645 share(s) of HK$0.01 each in the issued share capital of Swank International Manufacturing Company Limited ("**Swank**") dated 20 January 2005 (the "**Swank Agreement**") entered into between China Time Investment Holdings Limited, Probest Holdings Inc. ("**Probest**", an indirect wholly owned subsidiary of the Company), Rich Global Investments Limited, Kingsway Lion Spur Technology Limited, the Company and SW Kingsway Capital Holdings Limited, at a total consideration of approximately HK$56,247,530;

c. the loan restructuring agreement dated 20 January 2005 as varied and supplemented by the supplemental loan restructuring agreement dated 13 April 2005 entered into between Probest, Swank and Profitown Investment Corporation

in relation to, inter alia, the restructuring of the loan in the principal amount of HK$163,000,000 due and owing by Swank to Probest under the promissory note dated 3 November 2003; and

d. the supplemental agreement in relation to the Swank Agreement dated 13 April 2005.

15. MISCELLANEOUS

(i) The expenses in connection with the Open Offer, including underwriting commission, printing, registration, legal, professional and accounting charges are estimated to amount to approximately HK$3.4 million and will be payable by the Company.

(ii) The English text of this prospectus shall prevail over the Chinese text in the case of any inconsistency.

16. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of Vincent T.K. Cheung, Yap & Co. at 15/F, Alexandra House, 18 Chater Road, Hong Kong, during normal business hours up to and including 14 June 2006:

(a) the memorandum of association of the Company and Bye-laws;

(b) the material contracts referred to in this appendix;

(c) the annual report of the Company for the two financial years ended 31 December 2005;

(d) the written consents referred to in the section headed "Experts and consent" of this appendix; and

(e) the circular of the Company dated 10 May 2005 in relation to the agreements referred to in paragraph (b), (c) and (d) of the section headed "material contracts" of this appendix.

此章程乃重要文件　請即處理

閣下對本章程任何內容或應採取的行動如有任何疑問，應諮詢　閣下的經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或出讓名下所有明日國際集團有限公司(「本公司」)股份，應立即將本章程及隨附的表格送交買方或承讓人或經手買賣或轉讓的銀行、經紀或其他代理以便轉交買方或承讓人。

本章程及暫定配額通知書之副本已根據香港公司條例第342C條向香港公司註冊處處長登記。本章程及暫定配額通知書之副本亦已根據百慕達一九八一年公司法之規定向百慕達公司註冊處處長存檔。香港證券及期貨事務監察委員會、香港公司註冊處處長及百慕達公司註冊處處長對任何此等文件之內容概不負責。

待發售股份(定義見本章程)獲准在香港聯合交易所有限公司(「聯交所」)上市及買賣後，發售股份將獲香港中央結算有限公司(「香港結算」)接納為合資格證券，由發售股份開始進行買賣之日期或香港結算決定之其他日期起，可在中央結算及交收系統(「中央結算系統」)內寄存、結算及交收。所有中央結算系統之活動均根據不時生效之中央結算系統一般規則及中央結算系統運作程序規則進行。　閣下應就交收安排詳情及該等安排如何影響　閣下之權利及權益，諮詢　閣下之經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

Tomorrow International Holdings Limited

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

公開發售357,585,805股新股份

認購價為每股發售股份0.485港元

基準為每持有四股現有股份獲發五股發售股份

股款須於申請時繳足

並附帶每七股繳足之發售股份獲發五股紅股

包銷商

Winspark Venture Limited

接納發售股份及繳付有關款項之最後期限為二零零六年六月十五日(星期四)下午四時正。接納手續載於本章程第16頁。

謹請留意，包銷協議載有規定，倘發生下列事件，則包銷商可於最後接納日期後第三個營業日下午四時前，隨時發出書面通知終止包銷商的責任：(a)倘包銷商全權認為公開發售之成功將受到下列事件之重大不利影響：(i)頒佈任何新法例或法規或修改現有法例或法規(或其司法詮釋)或出現任何性質之其他事件，令包銷商全權認為對本集團整體之業務或財政或經營狀況或前景造成重大不利影響或就公開發售而言構成重大不利影響；或(ii)發生任何當地、全國或國際政治、軍事、金融、經濟或貨幣事件或轉變或其他性質(不論是否與任何上述性質相同)之事件或轉變(不論是否屬於本通函日期前及／或後發生或持續發生之一連串事件或變動之一部份)，或任何當地、全國或國際敵對事件或軍事衝突爆發或升級或影響當地證券市場之事件或轉變令包銷商全權認為本集團整體之業務或財政或經營狀況或前景造成重大不利影響或對公開發售之成功造成重大不利損害或基於其他理由而導致進行公開發售為不權宜或不可取；或(iii)本集團整體之財政狀況出現任何重大不利變動；或(iv)任何天災、戰爭、動亂、公眾騷亂、民眾暴亂、火災、水災、爆炸、疫疾、傳染病或傳染病威脅、恐怖襲擊、罷工或停工；或(b)市況出現任何重大不利變動(包括但不限於財政或貨幣政策、或外匯或貨幣市場改變、暫停或限制證券買賣)，令包銷商合理認為有可能對公開發售之成功造成重大不利影響或基於其他理由而導致進行公開發售為不權宜或不可取。待發出終止通知後，包銷商於包銷協議之責任將終止及完結，而各方不得就因包銷協議引起或與此有關之任何事宜或事情向任何其他方提出申索。

謹請留意股份已自二零零六年五月十九日起以除權方式買賣，而公開發售之條件仍未達成。倘若公開發售之條件未能達成或包銷商終止包銷協議，則不會進行公開發售。在公開發售之所有條件達成之日期前買賣股份之任何股東或其他人士將因此須承擔公開發售未必能成為無條件或未必進行之風險。於該段期間內預計買賣股份之任何股東或其他人士如對其情況有任何疑問，謹請諮詢其專業顧問。

二零零六年五月三十日

目 錄

頁次

於本章程內，除文義另有所指外，下列詞彙具有以下涵義：

「修訂公司細則」	指	建議對公司細則第148條作出修訂，以容許按非比例基準向股東作出分派
「該公佈」	指	本公司日期為二零零六年三月八日之公佈，內容有關(其中包括)公開發售、紅股發行、股份合併及修訂公司細則
「聯繫人士」	指	具有上市規則賦予之涵義
「董事會」	指	董事會
「紅股發行」	指	建議按就每七股繳足之發售股份發行五股紅股之基準發行紅股
「紅股」	指	將根據紅股發行向發售股份之認購人發行入賬列為繳足之新股份
「營業日」	指	香港之銀行一般開放辦公之日子(星期六或香港由上午九時至下午四時任何時間懸掛八號或以上熱帶氣旋警告或「黑色」暴雨訊號之日子除外)
「公司細則」	指	本公司之公司細則
「中央結算系統」	指	由香港結算設立及營運之中央結算及交收系統
「該通函」	指	本公司於二零零六年四月二十八日刊發有關(其中包括)公開發售、紅股發行、股份合併及修訂公司細則之通函
「公司法」	指	一九八一年百慕達公司法
「公司條例」	指	香港法例第32章公司條例

「本公司」	指	明日國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「合併股份」	指	於股份合併生效時本公司股本中每股面值0.04港元之新普通股
「控股股東」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「最後接納日期」	指	二零零六年六月十五日，或本公司與包銷商可能協定之該其他日期並為就根據公開發售接納及支付暫定配額之有關款項之最後時間
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「香港」	指	中國香港特別行政區
「獨立股東」	指	除上市規則或聯交所規定須就批准公開發售、紅股發行及包銷協議而放棄投票之股東以外之股東
「最後交易日」	指	二零零六年二月二十七日，即緊接股份在聯交所暫停買賣以待刊發該公佈前之最後交易日
「最後可行日期」	指	二零零六年五月二十四日，即本章程付印前就確定本通函所載若干資料而言之最後可行日期
「上市規則」	指	聯交所證券上市規則
「最後截止日期」	指	二零零六年六月三十日，或本公司與包銷商可能協定之該等其他日期

「主要股東」或「包銷商」	指	Winspark Venture Limited，一間於英屬處女群島註冊成立之有限公司，為本公司之主要股東，於本公司截至最後可行日期之現有已發行股本中擁有約61.45%權益
「非合資格股東」	指	董事就關於有關地方法律之法律限制及有關監管機構或交易所之規定作出查詢後，考慮到有關地方之法律下之法律限制或該地方之有關監管機構或證券交易所之有關規定，認為將之排除於公開發售為必要或權宜之該等海外股東
「發售股份」	指	根據公開發售將予發行之新股份
「公開發售」	指	建議透過公開發售按每股發售股份0.485港元及按合資格股東於記錄日期每持有四股現有股份獲發五股發售股份之基準向合資格股東發行357,585,805股發售股份，並在及受該通函及章程文件所載之條款及條件下進行
「海外函件」	指	本公司向非合資格股東發出之函件，解釋彼等不符合獲得發售股份配額之情況
「海外股東」	指	於記錄日期登記於本公司股東名冊之地址為香港以外地方之股東
「寄發日期」	指	二零零六年五月三十日，即向合資格股東寄發章程文件，以及向非合資格股東寄發章程(僅供其參考)及海外函件之日期，或本公司與包銷商可能協定之該其他日期
「中國」	指	中華人民共和國，就本章程而言不包括香港
「章程」	指	本章程
「章程文件」	指	章程及暫定配額通知書

「合資格股東」	指	於記錄日期名列本公司股東名冊之股東，不包括非合資格股東
「記錄日期」	指	二零零六年五月三十日，即確定公開發售配額之日期，或本公司與包銷商可能協定之該其他日期
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股份」	指	本公司股本中每股面值0.01港元之股份
「股份合併」	指	建議將每四股每股面值0.01港元之股份合併一股面值0.04港元之合併股份
「購股權計劃」	指	本公司於二零零二年五月二十九日採納之購股權計劃
「股東」	指	股份或合併股份（視情況而定）之持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	每股發售股份之認購價0.485港元
「包銷協議」	指	本公司與主要股東於二零零六年三月八日訂立之包銷協議，據此主要股東已有條件地同意包銷137,831,605股發售股份
「港元」	指	香港法定貨幣港元
「%」	指	百分比

公開發售及紅股發行概要

以下資料摘錄自本章程全文，並應與本章程全文一併閱讀，始屬完備。

公開發售之基準	:	合資格股東於記錄日期營業結束時每持有四股現有股份可獲發五股發售股份之保證配額
紅股發行之基準	:	每七股繳足之發售股份獲發五股紅股
認購價	:	每股發售股份0.485港元
現有已發行股份數目	:	286,068,644股股份
將予發行之發售股份數目	:	357,585,805股發售股份
將予發行之紅股數目	:	不超過255,418,430股紅股
估計所得款項淨額	:	約170,000,000港元
接納發售股份及繳付有關款項之最後期限	:	二零零六年六月十五日下午四時正或之前
發售股份及紅股之地位	:	當配發、發行及繳足時，發售股份及紅股將在一切各方面與當時現有已發行股份享有同等權益
額外申請	:	不得申請額外發售股份，然而，主要股東可因其作為包銷商認購多於其配額之發售股份

包銷協議之終止

包銷商保留權利，如按包銷商之絕對意見認為發生以下事項，可透過於最後接納日期後第三個營業日下午四時正前任何時間，向本公司發出書面通知，終止包銷協議所載之安排：

(a) 公開發售之成功將因以下事項而構成重大及不利影響：

(i) 頒行任何新法律或法規或現有法律或法規（或其法律詮釋）出現任何修訂，或發生任何性質之其他事件，據包銷商絕對意見認為整體而言會重大及不利影響本集團之業務或財務或交易狀況或前景，或對公開發售之進行構成重大不利影響；或

(ii) 本地、國家或國際之政治、軍事、金融、經濟、貨幣或其他性質之範疇發生任何事件或變動（不論是否構成於本公佈日期前及／或之後發生或持續之一連串事件或變動）（不論是否與上述者任何之性質相類），或屬於任何本地、國家或國際爆發敵對狀況或武裝衝突或該等狀況或衝突升級；或影響本地證券市場之事件，而據包銷商之絕對意見認為，可能會重大及不利影響本集團整體之業務或財務或交易狀況或前景，及對公開發售之成功造成損害，或使進行公開發售變得不權宜或不適宜；或

(iii) 本集團整體而言之財務狀況有任何重大不利變動；或

(iv) 任何天災、戰爭、暴動、公眾騷動、民眾動亂、火災、水災、爆炸、疫症或存在威脅之疫症、恐佈活動、罷工或停市；或

(b) 市場狀況發生任何重大不利變動（包括但不限於金融或貨幣政策之變動、或外匯或貨幣市場之變動、證券之買賣被暫停或受到限制），而包銷商合理認為很可能重大及不利影響公開發售之成功或使進行公開發售變得不權宜或不適宜。

於發出終止通知後，包銷商根據包銷協議之所有責任將停止及終止，且訂約各方概無權就包銷協議或因包銷協議而產生之任何事宜或事情向任何其他方提出索償。

預期時間表

公開發售、紅股發行及股份合併之預期時間表載列如下：

	二零零六年
記錄日期	五月三十日（星期二）
寄發章程文件	五月三十日（星期二）
恢復辦理過戶登記	六月一日（星期四）
接納發售股份及繳付有關款項之最後期限	六月十五日（星期四）下午四時
公開發售預期成為無條件	六月二十日（星期二）下午四時
公佈接納公開發售之結果	六月二十一日（星期三）
寄發發售股份及紅股之股票	六月二十一日（星期三）或之前
股份合併之生效日期	六月二十一日（星期三）
免費換領新股票之首日	六月二十一日（星期三）
以每手買賣單位5,000股股份買賣股份之現有櫃位暫停服務	六月二十一日（星期三）上午九時三十分
以每手買賣單位1,250股合併股份（以現有股票形式）買賣合併股份之臨時櫃位開放	六月二十一日（星期三）上午九時三十分
重新開放以每手5,000股合併股份（以新股票形式）為買賣單位之合併股份現有櫃位	七月五日（星期三）上午九時三十分
合併股份（以現有股票及新股票形式）並行買賣開始	七月五日（星期三）上午九時三十分
提供碎股買賣安排首日	七月五日（星期三）
關閉以每手1,250股合併股份（以現有股票形式）為買賣單位之合併股份臨時櫃位	七月二十六日（星期三）下午四時正
合併股份（以現有股票及新股票形式）並行買賣結束	七月二十六日（星期三）下午四時正
提供碎股買賣安排最後日期	七月二十六日（星期三）
免費換領股票之最後日期	七月三十一日（星期一）

本章程內所表明時間表內事件之日期僅為說明目的，可能延期或變化。公開發售、紅股發行及股份合併之預期時間表之任何變動將適時公佈。

註：本章程內所有時間指香港時間。

發售股份及紅股之股票將盡可能以每手買賣單位5,000股股份（即現有股票之形式）發行。本公司已作出安排，於股份合併生效後，由二零零六年六月二十一日至二零零六年七月三十一日期間，供股東免費以現有股票交換合併股份之新股票。有關免費換取股票之詳情載於該通函「董事會函件」內「買賣安排、發行及交換股票」一節。

惡劣天氣對發售股份接納及付款最後期限之影響

如以下信號於下文第(i)及第(ii)段所述之期間生效，則發售股份接納及付款之最後期限將不會發生：

- 八號或以上熱帶氣旋警告信號，或
- 「黑色」暴雨警告信號

(i) 於最後接納日期中午十二時正前之任何本港時間在香港生效，及於中午十二時正後不再生效，則發售股份接納及付款之最後期限將延遲至同一營業日下午五時正；

(ii) 於最後接納日期中午十二時正至下午四時正任何本港時間在香港生效，則發售股份接納及付款之最後期限將延遲至下一營業日（上午九時正至下午四時正之任何時間並無在發出上述警告信號之營業日）下午四時正。

倘發售股份接納及付款之最後期限並無於最後接納日期發生，則本章程內「預期時間表」一節所述之該等日期或會受到影響。本公司屆時將會刊登報章公佈。

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：760)

執行董事：
邱德華先生*(主席)*
雷美寶小姐
王香玲小姐
譚榮健先生

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

公開發售357,585,805股新股份
認購價為每股發售股份0.485港元
基準為每持有四股現有股份獲發五股發售股份
股款須於申請時繳足
並附帶每七股繳足之發售股份獲發五股紅股

緒言

如該公佈及該通函所披露，本公司建議以公開發售方式根據於記錄日期每持有四股現有股份獲發五股發售股份之基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份，以募集資金約173,400,000港元(未扣除有關費用前)，股款須於接納時繳足。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。非合資格股東不獲提供公開發售及紅股發行。

根據上市規則，公開發售須待獨立股東批准，始可作實。於二零零六年五月三十日，獨立股東於股東特別大會上正式通過(其中包括)公開發售及紅股發行之決議案，並於同日公佈股東特別大會之結果。經作出一切合理查詢後，董事認為，(i)主要股東並無訂立投票信任或其他協議或安排或諒解，或並無投

票信任或其他協議或安排或諒解對主要股東具約束力，及(ii)於最後實際可行日期，主要股東並無責任或權益，據此已經或可能在全面或在個別情況下就行使其股份之投票權之控制權暫時或永久移交予第三者。本公司主要股東如本章程所披露之實益股權及就其於股東特別大會上將控制或將有權行使控制權之投票權之股份數目之間並無差別。

本章程旨在向　閣下提供有關公開發售之進一步詳情，包括買賣及接納發售股份之資料、紅股發行及本集團之若干財務及其他資料。

公開發售及紅股發行

發行之統計數字

公開發售之基準	:	合資格股東於記錄日期營業結束時每持有四股現有股份可獲發五股發售股份之保證配額
紅股發行之基準	:	每七股繳足之發售股份獲發五股紅股
認購價	:	每股發售股份0.485港元
現有已發行股份數目	:	286,068,644股股份
將予發行之發售股份數目	:	357,585,805股發售股份
將予發行之紅股數目	:	不超過255,418,430股紅股
主要股東已承諾接納之發售股份數目	:	219,754,200股發售股份
包銷商已包銷之發售股份數目	:	137,831,605股發售股份
緊隨公開發售及紅股發行完成後(但於股份合併生效前)已發行股份數目	:	不超過899,072,879股股份

發售股份相當於本公司現有已發行股本約125%及本公司經發售股份及紅股擴大後已發行股本約39.8%。紅股相當於本公司現有已發行股本約89.3%及相當於本公司經發售股份及紅股擴大後之已發行股本約28.4%。

於最後可行日期，本公司並無擁有任何衍生工具、購股權、認股權證及轉換權或可轉換或交換股份之其他類似權利，且無意於最後接納日期（預計為二零零六年六月十五日）前發行任何新股或任何上述證券。

公開發售之合資格股東

公開發售僅向合資格股東提呈。本公司將(i)向合資格股東寄發章程文件及(ii)向非合資格股東寄發章程（僅供參考）。

為符合資格參與公開發售，股東須於記錄日期營業時間結束時：(i)在本公司之股東名冊登記；及(ii)並不是非合資格股東。

為於記錄日期登記成為本公司股東，任何股份過戶文件（連同有關股票）必須於二零零六年五月二十二日下午四時正（香港時間）前遞交至本公司之香港股份過戶登記分處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室）。

向合資格股東作出認購發售股份之邀請不得轉讓。未繳足股款之配額將不會在聯交所進行買賣。

公開發售之條款

認購價

發售股份之認購價為每股發售股份0.485港元，須於接納公開發售項下之暫定配額時全數繳付股款。認購價乃由本公司及主要股東經參考股份現行市價介乎0.56港元（即於該公佈日期前最近三個曆月期間內每股股份之最低平均收市價）至0.70港元（即於該公佈日期前最近三個曆月期間內每股股份之最高平均收市價），在現行市場狀況下及近期之公開發售個案，按公平磋商原則釐定。

0.485港元之認購價較：

(i) 股份於最後交易日在聯交所所報收市價每股0.56港元折讓約13.4%；

(ii) 股份根據最後交易日之每股收市價計算之理論除權價（經考慮紅股發行後）每股約0.371港元，溢價約30.7%；

(iii) 股份於截至最後交易日（包括該日）止十個交易日之平均收市價每股約0.607港元，折讓約20.1%；

(iv) 股份於最後可行日期於聯交所所報之收市價每股0.52港元，折讓約6.7%；及

(v) 股份於二零零五年十二月三十一日之最近期股東應佔經審核每股資產淨值2.74港元，折讓約82.3%。

就參與公開發售之股東而言，彼等將有權就所持之每股股份獲發約1.25股發售股份及約0.89股紅股（未計股份合併）。根據公開發售之認購款項總額並計及發售股份和紅股之總數計算，每股發售股份之理論認購價約為0.283港元。0.283港元之理論認購價相當於：

(i) 股份於最後交易日在聯交所所報之收市價每股0.56港元，折讓約49.5%；

(ii) 根據股份於最後交易日之收市價計算每股之理論除權價（經計及紅股發行）0.371港元，折讓約23.7%；

(iii) 股份於截至最後交易日（包括該日）止之十日平均收市價每股0.607港元，折讓約53.4%；

(iv) 股份於最後可行日期於聯交所所報之收市價每股0.52港元，折讓約45.6%；及

(v) 股份於二零零五年十二月三十一日之最近期股東應佔經審核資產淨值每股2.74港元，折讓約89.7%。

此外，與該公佈日期前一年內最近期之多項公開發售個案比較，該等個案各自之認購價相對於其各自於作出公佈日期前之最後交易日之收市價之折讓介乎約6.25%至約90.70%，平均數約為53.17%及中位數約為54.35%。該等個案各自

之認購價相對於其各自之每股理論除權價(根據於作出公佈日期前最後之交易日每股收市價計算)之折讓介乎約5.21%至約77.00%,平均數約為37.28%及中位數約為35.27%。於考慮發售股份及紅股合計後,每股之理論認購價約為0.283元,實際上相當於較最後交易日之收市價折讓約49.5%,配合其他最近期之公開發售個案所表現之市場慣例。

根據上述原因,董事認為,公開發售之條款(包括認購價及每股發售股份之理論認購價)屬公平合理,符合股東之整體利益。

發售股份之地位

發售股份於配發、發行及繳足後,將在各方面與現有已發行股份享有同等權益。發售股份之持有人將可收取於發行及配發該等發售股份日期或之後所宣派、作出或支付之所有日後之股息及分派。

發售股份之碎股

本公司將不會向股東配發發售股份之碎股。發售股份之碎股將予彙集及出售,收益撥歸本公司所有。

繳足發售股份之股票

待達成公開發售之條件後,預期所有繳足發售股份之股票將於二零零六年六月二十一日或之前寄發予有權獲得該等股票之人士,郵誤風險由彼等承擔。

暫停辦理過戶登記

本公司已於二零零六年五月二十三日至二零零六年五月三十日(包括首尾兩日)暫停辦理過戶登記。此段期間不會進行過戶登記。

非合資格股東之權利

章程文件並無及將不會根據香港及百慕達以外任何司法權區適用之證券法或等同規定進行註冊及/或存檔。根據於最後可行日期本公司股東名冊所示,董事發現有兩名股東之登記地址在香港以外,分別在以下兩個司法權區:馬來西亞及台灣。因此,董事會已作出查詢,根據上市規則第13.36(2)(a)條,向海外

股東發行發售股份及紅股是否可能與有關海外地區之適用證券法例或有關監管機構或證券交易所之規定有所牴觸。根據此等司法權區之合資格律師作出查詢之結果，董事會認為不向登記地址位於馬來西亞之股東提呈發售股份及紅股乃屬必須或權宜之做法，原因為程序繁多，而登記章程涉及之成本高昂。因此，登記地址位於馬來西亞之股東為不合資格股東，並不會向其提呈公開發售及紅股發行。本公司只向彼等寄發章程供彼等參考。對於登記地址位於台灣之股東，董事會獲台灣之法律顧問知會，即使章程並無於台灣登記，本公司向台灣之股東提呈公開發售及紅股發行仍屬合法。因此，本公司將向該等位於台灣之股東寄發章程及暫定配額通知書。

申請額外發售股份

根據公開發售，儘管合資格股東（主要股東因作為包銷商除外）不可申請其配額以外之任何發售股份，其他合資格股東獲提供機會按相對低之價格認購發售股份，同時可維持各自於本公司所佔股權比例。鑑於每股發售股份之認購價相對於每股（連同紅股）之市價之折讓，董事相信，合資格股東接納發售股份之水平將會很高，因此，倘就額外申請作出任何安排，不獲股東接納而可供作額外申請之發售股份之數目亦不會很高。

此外，董事認為申請額外發售股份之安排將涉及有關公開發售之額外行政工作及成本。經與本公司之股份過戶處及印刷商討論後，董事獲知會：(a)在連同一項紅股發行之公開發售下提供額外申請安排，一般需要額外時間，估計約為一至兩天，以(i)就發售股份及紅股進行抽籤及配發，及(ii)作出退款安排；及(b)在公開發售下提供額外申請安排將產生額外行政成本，估計將約為300,000港元，包括印刷費、翻譯，以及應付股份過戶處刊發額外申請表格（「額外申請表格」）及退款支票之費用、服務費和手續費，作為(i)股份過戶處擔任額外申請表格之收集代理，以及為額外申請表格建立電腦系統，(ii)就額外申請表格之接納程度呈交每日報告，(iii)就發售股份獲超額認購編製配發個案，(iv)向銀行呈交退款支票電腦帶，及(v)處理額外申請表格之接納之費用。

股東須注意，倘任何合資格股東放棄認購其暫定配額之權利，主要股東有責任根據包銷協議以包銷商身份認購該等發售股份（請參閱下文「包銷安排」一節），這將導致其於本公司之股權有所增加。董事知悉行政成本和時間上之節省或不是很重大。然而，經計及：(i)鑑於股份之價格和流通量處於低水平以致難以物色商業包銷商；(ii)不提供額外申請安排並非罕見之市場做法；及(iii)獨

立股東將可透過投票，有機會表達對公開發售之條款之意見，包括不提供超出公開發售下保證配額之額外申請安排(已於本章節及股東特別大會通告下建議之決議案特別指出以提請獨立股東須多加留意)，董事認為，經平衡上述因素現有之安排公平合理，並符合股東之整體利益。獨立財務顧問倍利已獲委任，就(其中包括)公開發售向獨立股東提供意見(包括現行合資格股東無權申請其配額以外之任何發售股份之安排，對股東而言是否公平合理及是否符合股東之整體利益)。

紅股發行之基準

為認許認購發售股份之股東所作出之貢獻及作為鼓勵股東參與公開發售之獎勵，繳足發售股份之登記持有人將按每七股根據公開發售發行之繳足發售股份獲發五股紅股之基準獲發紅股。

紅股發行之合資格股東

如上文所述，由於紅股將僅配發予發售股份之登記持有人，因此，紅股發行將不會向非合資格股東提呈，且只有合資格股東方有資格獲提呈紅股發行。

紅股發行之條件

紅股發行須待(其中包括)(i)獨立股東於股東特別大會上批准公開發售、紅股發行及包銷協議；(ii)股東於股東特別大會上批准修訂公司細則；(iii)聯交所上市委員會批准紅股上市及買賣；(iv)公開發售成為無條件(規定紅股發行成為無條件之任何條件除外)及包銷商並未終止包銷協議；及(v)修訂公司細則生效，方可作實。

公開發售及紅股發行將互為條件，且須待修訂公司細則生效，方可作實。

紅股之地位

紅股於發行及配發後，將在各方面與發行及配發該等紅股日期之已發行股份享有同等權益。

發售股份及紅股之上市及買賣

假設最後可行日期至發行發售股份及紅股期間並無進一步發行股份，緊隨發行發售股份及紅股後(但於股份合併前)之最高已發行股份數目將為899,072,879股股份。

本公司已向聯交所上市委員會申請發售股份及紅股上市及買賣。買賣發售股份及紅股將須繳納香港印花稅。

待發售股份及紅股於聯交所上市及買賣，發售股份及紅股將獲香港結算接納為合資格證券，由發售股份及紅股於聯交所開始買賣之日期或香港結算所釐定之其他日期，可供於中央結算系統寄存、結算及交收。聯交所參與者之間於任何交易日進行之交收，須於其後第二個交易日於中央結算系統進行交收。中央結算系統之所有活動，須受不時生效之中央結算系統一般規則及中央結算系統營運守則所限。

發售股份及紅股之股票

待達成公開發售及紅股發行之條件後，紅股之股票預期將於二零零六年六月二十一日或之前寄發予應得之人士，郵誤風險由彼等自行承擔。

發售股份及紅股之接納程序

如 閣下為合資格股東，隨本章程將附奉暫定配額通知書，賦予 閣下權利接納任何暫定配發予 閣下之發售股份數目。 閣下須注意， 閣下可接納任何數目之發售股份，惟以暫定配額通知書列明之數目為上限。如 閣下為合資格股東，並且欲接納隨附之暫定配額通知書所列明 閣下有權獲取之發售股份保證配額，或其欲接納任何少於 閣下保證配額之數目，則 閣下須按該暫定配額通知書所印備的指示，將通知書填妥及簽署，將暫定配額通知書連同 閣下欲接納之該等發售股份數目之全數認購股款，最遲於二零零六年六月十五日星期四下午四時正前交回本公司香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。**所有股款必須以港元支票或銀行本票支付，而支票或銀行本票必須由香港的銀行戶口開出，註明抬頭人為「Tomorrow International Holdings Limited－Open Offer Account」，並以「只准入抬頭人賬戶」劃線方式開出。**

謹請注意，除非於二零零六年六月十五日星期四下午四時正前，將暫定配額通知書連同應繳股款交回股份過戶登記分處，否則有關暫定配額及一切有關權利將視作不獲接納而予以註銷。

倘包銷協議之條件未能達成或包銷協議根據其條款及條件被終止，將透過向暫定配額通知書上名列之有關股東(或如為聯名股東，寄予名列首位之股東)寄發支票，退還認購款項(不計利息)，退款支票將以「只准入抬頭人賬戶」劃線方式開出，於二零零六年六月二十七日或之前透過普通郵遞方式寄往有關股東在本公司股東名冊之登記地址，郵誤風險由彼等自行承擔。

暫定配額通知書載有關於　閣下僅接納　閣下公開發售下部份保證配額之手續之詳盡資料。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項的利息(如有)全部撥歸本公司所有。倘有關支票或銀行本票於首次過戶時未能兌現，則有關之任何暫定配額通知書將可遭拒絕受理，而於上述情況下，有關保證配額及一切有關權利將視作不獲接納而註銷。

暫定配額通知書為僅供名列其上之人士所用，不可轉讓。

將不會就所收取之任何接納款項發出收據。

繳足發售股份之登記持有人將就每七股繳足之發售股份獲發行五股紅股。發售股份及紅股之股票預期將於二零零六年六月二十一日或之前，透過普通郵遞寄往股東於本公司股東名冊上之登記地址，郵誤風險由彼等自行承擔。

包銷安排

主要股東之承諾

於最後可行日期，主要股東擁有175,803,363股現有股份，相當於本公司現有已發行股本約61.45%。主要股東已不可撤銷地向本公司承諾，於緊隨記錄日期後至最後接納日期前期間不會出售該等175,803,363股股份，並接納其在公開發售項下之全部配額219,754,200股發售股份，以證明其對本集團持續提供財務支持，並根據下文所述之包銷協議包銷未獲合資格股東認購之其餘任何發售股份。

包銷協議

日期	： 二零零六年三月八日
包銷商	： 主要股東
由主要股東包銷之發售股份數目	： 137,831,605股發售股份
主要股東於最後可行日期之持股量	： 佔本公司已發行股本約61.45%

主要股東所包銷之發售股份數目相當於本公司於最後可行日期已發行股本總額約48.18%，並相當於本公司經公開發售及紅股發行擴大後之已發行股本總額約15.33%。

主要股東為一間投資控股公司，在日常業務過程中並不涉及包銷證券發行。本公司將向包銷商支付按包銷商所包銷之發售股份數目之認購價總額2.5%之包銷佣金，並將不遲於就發售股份及紅股寄發股票前以現金支付。該等費率乃本公司與包銷商經按公平原則磋商及參考介乎2%至3%之市場費率釐定。

鑑於股份處於低價格範圍及低流通水平，董事認為難以物色商業包銷商按全數包銷基準促成包銷。在此情況下，主要股東同意擔任公開發售之包銷商。董事認為，由控股股東包銷公開發售之情況並不罕見。此外，鑑於難以物色一名商業包銷商，主要股東作出全數認購其暫定配額承諾及透過包銷發售股份可能令其於本公司之股權增加，反映主要股東願意對本集團日後之發展作出更大財務承擔，此舉對本集團整體而言有利。董事相信，主要股東之參與並擔任包銷商，將為向其他股東顯示其對本公司及其前景充滿信心和抱樂觀看法。董事認為，包銷協議是按正常商業條款訂立，對股東而言屬公平合理。

該等包銷安排構成本公司之關連交易，以及由於包銷協議下之代價總額(即主要股東就已包銷股份支付之認購價最高總額與主要股東就收取之包銷佣金最

高總額兩者之總額）超過適用百分比比率之25%；根據上市規則第14A.17條，包銷協議將須經獨立股東批准。

根據包銷協議進行公開發售之條件

公開發售須待達成（其中包括）以下條件，方可作實：

(i) 股東於股東特別大會上通過（或如上市規則有所規定，由獨立股東通過）批准公開發售、紅股發行、包銷協議及修訂公司細則之所需決議案；

(ii) 由兩名董事（或彼等書面正式授權之代理）正式簽署並經董事以決議案批准之每份章程文件（以及須夾附之所有其他文件）於寄發日期前及按符合上市規則及公司條例之規定呈交聯交所及向香港公司註冊處處長登記；

(iii) 於寄發日期或之前根據公司法將章程文件向百慕達公司註冊處處長存檔；

(iv) 於寄發日期向合資格股東寄發章程文件；

(v) 聯交所上市委員會批准或同意批准（待配發後）發售股份（以其繳足之形式）及紅股上市及買賣，且並無撤回或撤銷該等批准；

(vi) 就公開發售及紅股發行遵守適用之香港及百慕達法律及規例下之所有法律及監管規定；及

(vii) 紅股發行成為無條件（惟不包括規定公開發售須成為無條件之任何條件）。

本公司或包銷商概無權豁免以上任何條件。

倘上述條件未能於最後截止日期獲達成，或如包銷協議根據包銷協議之條款被終止或撤銷，包銷協議訂約各方之一切責任及義務即不再生效及終止，概無任何一方將有任何權利對其他方提出索償（惟事先對該協議之違反則除外）。

包銷協議之終止

包銷商保留權利，如按包銷商之絕對意見認為發生以下事項，可透過於最後接納日期後第三個營業日下午四時正前任何時間，向本公司發出書面通知，終止包銷協議所載之安排：

(a) 公開發售之成功將因以下事項而構成重大及不利影響：

(i) 頒行任何新法律或法規或現有法律或法規(或其法律詮釋)出現任何修訂，或發生任何性質之其他事件，據包銷商絕對意見認為整體而言會重大及不利影響本集團之業務或財務或交易狀況或前景，或對公開發售之進行構成重大不利影響；或

(ii) 本地、國家或國際之政治、軍事、金融、經濟、貨幣或其他性質之範疇發生任何事件或變動(不論是否構成於本公佈日期前及／或之後發生或持續之一連串事件或變動)(不論是否與上述者任何之性質相類)，或屬於任何本地、國家或國際爆發敵對狀況或武裝衝突或該等狀況或衝突升級；或影響本地證券市場之事件，而據包銷商之絕對意見認為，可能會重大及不利影響本集團整體之業務或財務或交易狀況或前景；及對公開發售之成功造成損害，或使進行公開發售變得不權宜或不適宜；或

(iii) 本集團整體而言之財務狀況有任何重大不利變動；或

(iv) 任何天災、戰爭、暴動、公眾騷動、民眾動亂、火災、水災、爆炸、疫症或存在威脅之疫症、恐佈活動、罷工或停市；或

(b) 市場狀況發生任何重大不利變動(包括但不限於金融或貨幣政策之變動、或外匯或貨幣市場之變動、證券之買賣被暫停或受到限制)，而包銷商合理認為很可能重大及不利影響公開發售之成功或使進行公開發售變得不權宜或不適宜。

於發出終止通知後，包銷商根據包銷協議之所有責任將停止及終止，且訂約各方概無權就包銷協議或因包銷協議而產生之任何事宜或事情向任何其他方提出索償。

買賣股份及發售股份之風險警告

公開發售建議須待「根據包銷協議進行公開發售之條件」一節所述之所有條件獲達成及主要股東並無終止包銷協議(請參見下文「包銷協議之終止」一節),方可作實。

務請股東注意,股份已於二零零六年五月十九日以除權方式買賣,而於公開發售之條件仍未達成時,該等股份仍會繼續買賣。於截至達成公開發售之所有條件當日(預期為二零零六年六月二十日)前買賣該等股份之任何股東或其他人士,將須承擔公開發售未能成為無條件及可能不會進行之風險。任何股東或擬買賣股份之其他人士如對其狀況有任何疑問,應諮詢本身之專業顧問。

建議本公司股東及準投資者於買賣股份時務請審慎行事。

過去十二個月之集資活動

於本章程刊發日期前十二個月,本集團並無進行任何集資活動。

進行公開發售之理由及所得款項用途

本公司之主要業務為投資控股。本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷線路板、買賣及分銷電子元件及部件、買賣上市股本投資、提供貸款融資及製造和銷售眼鏡產品。

本公司正積極尋求投資項目以使業務結構多元化。鑒於經濟增長強勁,商業活動不斷增加,董事欲把握機會並相信進行投資項目將為本公司及股東整體帶來有利回報。截至最後可行日期,本公司正發掘但尚未落實任何合適投資機會。

董事已考慮其他替代融資方法,例如債務融資。然而,為避免負擔額外借貸成本,董事認為,只要融資之需求並非十分緊急,債務融資並非最合適之選擇。相反,董事擬透過可就未來發展為本公司在財務上提供靈活性之股本市場集資。就此而言,董事亦已從股東利益之角度出發考慮,並發現透過配售融資將對現有股東之股權產生攤薄影響。鑒於現有市場條件,董事認為透過公開發售進行融資將可擴大資本基礎,因此符合本公司及股東之最佳利益。董事亦考

慮到，公開發售可促進本集團之持續發展及日常營運，同時於機會來臨時讓本集團可投資於任何潛在投資項目。儘管股東將無機會如於供股下將未繳股款配額之價值變現，但是，為避免有關安排買賣未繳股款配額之不必要行政負擔及成本，董事認為，透過股本市場公開發售以募集資金與供股比較而言乃更好選擇。

本公司擬透過公開發售集資約173,400,000港元（扣除開支前）。公開發售之預計所得款項淨額（於扣除開支後）預計約170,000,000港元，將用於日後有合適項目時多元化發展之投資機會以及一般營運資金。本公司擬使用約160,000,000港元用於未來投資項目，而餘額10,000,000港元用作營運資金。本公司已審閱多個投資項目，例如投資於中國之房地產，但直至最後可行日期，仍未就任何磋商達成協議。該等磋商只屬初步階段，故不一定會進行。本公司之股東及準投資者於買賣股份時務須審慎。於公開發售完成後，倘本公司未能開拓任何合適投資，則公開發售之所得款項淨額將存於銀行暫作定期存款。

鑒於現時有利之經濟發展，董事認為，公開發售乃進一步融資以擴展本公司之資本基礎之良機，亦可改良本公司之財務狀況，而不會給本公司帶來任何利息負擔。

業務回顧及未來計劃

二零零五年是極具挑戰的一年。年內，製造及外銷業務面對利率及能源成本趨升且競爭熾烈的環境，以及中國內地（尤其是珠江三角洲）之經營成本日益增加。

電子產品業務於截至二零零五年十二月三十一日止年度之營業額為386,400,000港元（二零零四年：391,600,000港元），較去年減少5,200,000港元或1.3%。部份原因在於市場競爭激烈，導致銷量下跌。客戶要求降價之壓力亦為導致營業額下跌的部分原因。然而，生產充電式鋰電池部件之業務於二零零五年之業績理想，為本集團帶來溢利增長。毛利率整體微跌1%。在推行節約成本措施下，銷售及行政開支減少4.6%至61,900,000港元（二零零四年：64,900,000港元）。在艱難之環境下，本集團在控制支出方面保持警覺，同時繼續生產為市場買家熟悉之優質產品。

在印刷綫路板(「綫路板」)之製造及銷售方面，若干行業銷售綫路板之利潤率下滑；這是由於該等行業面對熾熱的競爭下透過減價維持競爭力。為改善這情況，由二零零五年第二季開始，本集團決定縮減其與這些行業的業務規模，將銷售重點集中在其他較高利潤率的行業。該分部的營業額輕微下降，反映在新方向下拓展新客戶基礎所帶來的初期效果。分部虧損達19,700,000港元(二零零四年：虧損18,300,000港元)。本集團繼續投入資本投資，以吸引優質客戶，爭取更佳業績。

於回顧年度，光學產品分部錄得分部虧損2,100,000港元(二零零四年：虧損5,300,000港元)。該業務錄得營業額64,000,000港元(二零零四年：174,900,000港元)，較去年下跌110,900,000港元，或跌幅63.4%。由於二零零五年六月三日出售恒光行實業有限公司主要權益，故於年內只計入約五個月的營業額。市場競爭熾烈亦導致營業額下跌。

年內，本公司之全資附屬公司弘源有限公司(「弘源」)與獨立第三方Moulin Global Eyecare Holdings Limited (「Moulin」)簽訂為數50,000,000港元之貸款協議。Moulin亦已為弘源簽立債權證。於二零零五年六月或前後， Moulin向高等法院提訴弘源，聲稱上述貸款協議及債權證毋須強制執行。就此而言，預期訴訟將會持續，而董事會將在適當時候刊登公佈。為審慎起見，已為貸款作出45,000,000港元撥備。於最後可行日期，狀書階段已完成，亦已作相互透露，及已交換證人陳述書。涉及各方仍未申請法院指示尋求排期審訊。

買賣上市證券投資之營業額為7,300,000港元(二零零四年：15,500,000港元)，分部虧損3,000,000港元(二零零四年：虧損3,600,000港元)。

為把握香港物業市場復甦氣氛，本集團於年內出售了若干投資物業，獲得收益2,700,000港元。

預期美元利率的上升趨勢，加上原油價格波動的影響，或會令整體經濟放緩。電子產品業務方面，本集團已投入更多資源於研究與開發部門以及採購及物料控制部門，透過招募才幹出眾之富經驗員工，增強新產品之開發與設計，以及採購及物料運用之功能。無線及射頻產品仍為本集團開發之主要方向。董事會相信，本集團善用其行業專門知識及經驗連同競爭優勢，可豐富產品類別。憑藉新開發產品，本集團將於價格波動較少且競爭不甚激烈之目標市場取得更理想定位，並能於二零零六年可邁進新紀元。本集團亦將把握任何與行內根基鞏固之電子企業之業務合作商機。

於二零零六年，本集團預期歐洲市場對綫路板的需求將有所增加。在員工的積極工作及新投入的資本開支帶動下，本集團將可抓緊機遇，獲取更多高質素的銷售訂單。

在資源充足的情況下，本集團正積極尋找良好投資機會，但預期貸款融資業務於二零零六年將不會活躍。

對股權架構之影響

以下為(i)本公司現有股權架構；(ii)緊隨公開發售及紅股發行完成後之股權架構；及(iii)緊隨公開發售、紅股發行及股份合併完成後之股權架構。

情況一： 假設所有發售股份及紅股獲合資格股東認購

股東名稱	現有股權		緊隨公開發售及紅股發行完成後		緊隨公開發售、紅股發行及股份合併完成後	
	股份數目	*%*	*股份數目*	*%*	*股份數目*	*%*
主要股東	175,803,363	61.45	552,524,848	61.45	138,131,212	61.45
董事之權益 *(附註)*	2,300,000	0.81	7,228,570	0.81	1,807,142	0.81
公眾人士	107,965,281	37.74	339,319,461	37.74	84,829,865	37.74
總計	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

附註： 董事為邱德華先生及雷美寶小姐。

情況二： 假設發售股份及紅股全部不獲合資格股東認購

股東名稱	現有股權		緊隨公開發售及紅股發行完成後		緊隨公開發售、紅股發行及股份合併完成後	
	股份數目	*%*	*股份數目*	*%*	*股份數目*	*%*
主要股東	175,803,363	61.45	788,807,598	87.74	197,201,899	87.74
董事之權益*(附註)*	2,300,000	0.81	2,300,000	0.26	575,000	0.26
公眾人士	107,965,281	37.74	107,965,281	12.00	26,991,320	12.00
總計	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

附註： 董事為邱德華先生及雷美寶小姐。

恢復公眾持股量

誠如上文「對股權架構之影響」一節所列載，於緊隨公開發售及紅股發行完成後，假設並無合資格股東（除主要股東外）認購任何發售股份以及所有發售股份由主要股東根據包銷協議認購，則公眾持股量將降至12%。

主要股東及董事承諾，彼等將採取必要措施以確保於公開發售及紅股發行完成後最低公眾持股量得以維持。倘於公開發售及紅股發行完成後未能維持最低公眾持股量，主要股東將向獨立於本集團及其關連人士（定義見上市規則）之第三方出售其持有之股份，減持配售部分已包銷之發售股份或出售其所持之股份，以恢復最低公眾持股量。

倘本公司未能於公開發售及紅股發行後維持最低公眾持股量，不論原因為何，本公司將透過公佈通知股東。

聯交所已表明將密切監察本公司股份於聯交所之買賣，並且如果於公開發售及紅股發行完成後由公眾持有之股份低於25%或倘聯交所相信：

- 本公司股份買賣出現或可能出現虛假市場；或

- 公眾持有本公司之股份數量太少，不足以維持有秩序之市場；

則聯交所將考慮行使其酌情權暫停本公司股份之買賣，直至達致足夠公眾持股量為止。

建議尋求專業稅務意見

董事認為，因批准公開發售及紅股發行（或其他）概無對本公司造成稅務影響。然而，股東務請注意，認購、持有或處置發售股份或紅股或其他產生之稅務後果可能有所不同，原因為視乎個別情況而定。謹此重申，董事不會就任何人士因獨立股東批准公開發售及紅股發行（或其他）造成之任何稅務影響或負債承擔任何責任。特別是任何股東如對其有關公開發售及紅股發行之稅務狀況有任何疑問，應諮詢其本身之專業顧問。

一般資料

務請 閣下垂注本章程附錄一至三所載之額外資料。

此致

列位合資格股東 台照
並供非合資格股東 參照

代表
明日國際集團有限公司
主席
邱德華
謹啟

二零零六年五月三十日

1. 業務回顧及未來計劃

二零零五年是極具挑戰的一年。年內，製造及外銷業務面對利率及能源成本趨升且競爭熾烈的環境，以及中國內地(尤其是珠江三角洲)之經營成本日益增加。

電子產品業務於截至二零零五年十二月三十一日止年度之營業額為386,400,000港元(二零零四年：391,600,000港元)，較去年減少5,200,000港元或1.3%。部份原因在於市場競爭激烈，導致銷量下跌。客戶要求降價之壓力亦為導致營業額下跌的部分原因。然而，生產充電式鋰電池部件之業務於二零零五年之業績理想，為本集團帶來溢利增長。毛利率整體微跌1%。在推行節約成本措施下，銷售及行政開支減少4.6%至61,900,000港元(二零零四年：64,900,000港元)。在艱難之環境下，本集團在控制支出方面保持警覺，同時繼續生產為市場買家熟悉之優質產品。

在印刷綫路板(「綫路板」)之製造及銷售方面，若干行業銷售綫路板之利潤率下滑，這是由於該等行業面對熾熱的競爭下透過減價維持競爭力。為改善這情況，由二零零五年第二季開始，本集團決定縮減其與這些行業的業務規模，將銷售重點集中在其他較高利潤率的行業。該分部的營業額輕微下降，反映在新方向下拓展新客戶基礎所帶來的初期效果。分部虧損達19,700,000港元(二零零四年：虧損18,300,000港元)。本集團繼續投入資本投資，以吸引優質客戶，爭取更佳業績。

於回顧年度，光學產品分部錄得分部虧損2,100,000港元(二零零四年：虧損5,300,000港元)。該業務錄得營業額64,000,000港元(二零零四年：174,900,000港元)，較去年下跌110,900,000港元，或跌幅63.4%。由於二零零五年六月三日出售恒光行實業有限公司(「恒光行」)主要權益，故於年內只計入約五個月的營業額。市場競爭熾烈亦導致營業額下跌。

年內，本公司之全資附屬公司弘源有限公司(「弘源」)與獨立第三方Moulin Global Eyecare Holdings Limited (「Moulin」)簽訂為數50,000,000港元之貸款協議。Moulin亦已為弘源簽立債權證。於二零零五年六月或前後，Moulin向高等法院提訴弘源，聲稱上述貸款協議及債權證毋須強制執行。就此而言，預期訴訟將會持續，而董事會將在適當時候刊登公佈。為審慎起見，已為貸款作出45,000,000港元撥備。於最後可行日期，狀書階段已完成，亦已作相互透露，及已交換證人陳述書。涉及各方仍未申請法院指示尋求排期審訊。

買賣上市證券投資之營業額為7,300,000港元(二零零四年：15,500,000港元)，分部虧損3,000,000港元(二零零四年：虧損3,600,000港元)。

為把握香港物業市場復甦氣氛，本集團於年內出售了若干投資物業，獲得收益2,700,000港元。

預期美元利率的上升趨勢，加上原油價格波動的影響，或會令整體經濟放緩。電子產品業務方面，本集團已投入更多資源於研究與開發部門以及採購及物料控制部門，透過招募才幹出眾之富經驗員工，增強新產品之開發與設計，以及採購及物料運用之功能。無線及射頻產品仍為本集團開發之主要方向。董事會相信，本集團善用其行業專門知識及經驗連同競爭優勢，可豐富產品類別。憑藉新開發產品，本集團將於價格波動較少且競爭不甚激烈之目標市場取得更理想定位，並能於二零零六年可邁進新紀元。本集團亦將把握任何與行內根基鞏固之電子企業之業務合作商機。

於二零零六年，本集團預期歐洲市場對綫路板的需求將有所增加。在員工的積極工作及新投入的資本開支帶動下，本集團將可抓緊機遇，獲取更多高質素的銷售訂單。

在資源充足的情況下，本集團正積極尋找良好投資機會，但預期貸款融資業務於二零零六年將不會活躍。

2. 財務資料概要

以下為本集團於過去三個財政申報年度之業績與於各財政申報年度結算日期之資產及負債之概要。此等資料乃摘錄自本集團之已刊發經審核財務報告，現載列如下：

	截至十二月三十一日止年度		
	二零零五年	二零零四年	二零零三年
	千港元	*千港元* *(重列)*	*千港元*
業績			
營業額	553,871	691,136	722,782
除融資成本後(虧損)／溢利	(5,005)	20,598	2,808
應佔聯營公司溢利減虧損	1,997	2,791	1,727
除税前(虧損)／溢利	(3,008)	23,389	4,535
税項	(1,520)	(452)	(1,778)
除少數股東權益前(虧損)／溢利	(4,528)	22,937	2,757
少數股東權益	9,307	5,758	8,941
本公司權益持有人應佔年度溢利	4,779	28,695	11,698
每股盈利			
基本*(港仙)*	1.67	10.03	4.09
攤薄	不適用	不適用	不適用

	截至十二月三十一日止年度		
	二零零五年	二零零四年	二零零三年
	千港元	千港元 (重列)	千港元
資產及負債			
固定資產	113,485	171,530	185,769
投資物業	28,750	93,000	—
負商譽	—	(27,284)	(40,346)
於聯營公司之權益	156,892	37,220	35,581
預付租金	1,903	2,640	3,377
租約按金	—	—	388
遞延產品開發成本	6,819	5,861	4,783
應收貸款	1,000	2,000	—
可作出售財務資產	27,364	—	—
流動資產	594,650	635,798	725,510
資產總值	930,863	920,765	915,062
流動負債	132,044	155,907	191,046
長期服務金撥備	570	949	1,243
遞延税項	2,053	3,122	1,433
負債總額	134,667	159,978	193,722
資產淨值	796,196	760,787	721,340

截至二零零四年十二月三十一日止年度之比較數字已予重列，以反映採納於二零零五年一月一日或之後開始之會計期間生效之新訂／經修訂香港財務報告準則。截至二零零三年十二月三十一日止三個年度之比較數字不予重列，因董事認為此舉並不實際。

3. 核數師報告及本公司之財務報表

下文為核數師報告及本集團截至二零零五年十二月三十一日止年度經審核財務報表之全文，乃摘錄自本公司之二零零五年年報。核數師報告之頁數乃指本公司二零零五年年報之頁數。

CCIF
陳葉馮會計師事務所有限公司
香港 銅鑼灣 軒尼詩道500號
興利中心37樓

致明日國際集團有限公司
(於百慕達註冊成立之有限公司)
股東之核數師報告書

本行已完成審核載於第20頁至第77頁按照香港公認會計原則編製的財務報告。

董事及核數師的個別責任

貴公司的董事須負責編製真實與公平的財務報告。在編製該等真實與公平之財務報告時，董事必須選擇並貫徹應用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報告作出獨立的意見，並將此意見僅向全體股東報告，不作其他用途。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報告所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，並衡量其所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及是否貫徹地應用並足夠地予以披露。

本行在策劃和進行審核工作時，均以取得一切本行認為必須的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報告是否存有重要錯

誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信，本行的審核工作已為本行之核數意見建立了合理的基礎。

意見

本行認為上述的財務報告均真實與公平地反映　貴公司及　貴集團於二零零五年十二月三十一日的財政狀況及　貴集團截至該日止年度的虧損和現金流動狀況，並已按照香港公司條例之披露要求妥善編製。

陳葉馮會計師事務所有限公司
執業會計師
香港，二零零六年四月十三日

蔡文安
執業證書編號：P02410

綜合損益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	8	553,871	691,136
銷售成本		(473,975)	(599,715)
毛利		79,896	91,421
其他收益	9	26,196	14,089
已確認為收入之負商譽		–	13,062
出售持作銷售物業之(虧損)／收益		(143)	3,900
出售恒光行控股權益所得收益	36	42,244	–
出售恒光行部份權益所得收益		–	8,458
出售投資物業之收益		2,715	–
租賃樓宇過往重估虧絀撥回淨額		5,270	3,346
撇回就持作銷售物業所作超額撥備		200	3,150
出售於聯營公司權益之收益		–	10,900
投資物業公平值變動所產生虧損淨額		(490)	–
分銷費用		(18,359)	(24,050)
行政支出		(94,712)	(102,958)
其他經營支出		(2,822)	(720)
經營業務之溢利	10	39,995	20,598
應收貸款減值	25	(45,000)	–
應佔聯營公司溢利減虧損		1,997	2,791
除稅前(虧損)／溢利		(3,008)	23,389
稅項	13	(1,520)	(452)
年度(虧損)／溢利		(4,528)	22,937
以下應佔：			
本公司權益持有人	14	4,779	28,695
少數股東權益		(9,307)	(5,758)
		(4,528)	22,937
年內本公司權益持有人應佔溢利之每股盈利	15		
基本		1.67仙	10.03仙
攤薄		不適用	不適用

載於第27頁至77頁之附註構成本財務報告一部份。

綜合資產負債表

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產			
物業、廠房及設備	16	103,178	160,971
租賃土地及土地使用權	17	10,307	10,559
投資物業	18	28,750	93,000
負商譽	19	–	(27,284)
於聯營公司之權益	21	156,892	37,220
預付租金	22	1,903	2,640
遞延產品開發成本	23	6,819	5,861
可作出售財務資產	24	27,364	–
應收貸款	25	1,000	2,000
		336,213	284,967
流動資產			
現金及現金等價物	26	396,775	397,724
持作銷售之物業	27	6,200	6,000
短期投資	28	–	7,491
按公平值經損益入賬的財務資產	28	2,465	–
存貨	29	67,540	89,410
應收賬款	30	62,892	115,889
應收票據		–	574
應收貸款	25	6,046	1,067
應收貸款利息		12	19
預付款項、按金及其他應收款項	31	52,720	17,624
		594,650	635,798
負債			
流動負債			
應付賬款	32	71,658	92,704
應付聯營公司款項	21	–	12,647
其他應付賬款及應計債務		40,017	30,423
應付税項		20,369	20,133
		132,044	155,907
流動資產淨值		462,606	479,891
總資產減流動負債		798,819	764,858

	附註	二零零五年 千港元	二零零四年 千港元
非流動負債			
長期服務金撥備	*33*	570	949
遞延稅項負債	*34*	2,053	3,122
		2,623	4,071
資產淨值		796,196	760,787
資本及儲備			
股本	*35*	2,861	2,861
儲備	*38(a)*	781,252	736,790
本公司股權持有人應佔權益		784,113	739,651
少數股東權益		12,083	21,136
權益總額		796,196	760,787

董事會於二零零六年四月十三日核准及授權頒佈。

承董事會命

邱德華
董事

雷美寶
董事

載於第27頁至77頁之附註構成本財務報告一部份。

資產負債表

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產			
物業、廠房及設備	16	7	27
於附屬公司之權益	20	350,360	331,772
		350,367	331,799
流動資產			
預付款項、按金及其他應收款項		980	853
可收回稅款		14	14
現金及現金等價物	26	264,062	276,973
		265,056	277,840
負債			
流動負債			
其他應付款項及應計負債		1,889	1,606
流動資產淨值		263,167	276,234
總資產減流動負債		613,534	608,033
非流動負債			
長期服務金撥備	33	230	230
資產淨值		613,304	607,803
資本及儲備			
已發行股本	35	2,861	2,861
儲備	38(b)	610,443	604,942
權益總額		613,304	607,803

董事會於二零零六年四月十三日核准及授權頒佈。

承董事會命

邱德華　*董事*

雷美寶　*董事*

載於第27頁至77頁之附註構成本財務報告一部份。

綜合權益變動表
截至二零零五年十二月三十一日止年度

	本公司權益持有人應佔												
	股本	股份溢價	匯率波動儲備	資本儲備	繳入盈餘	資本贖回儲備	物業重估儲備	投資物業儲備	可供出售財務資產重估儲備	保留溢利	合計	少數股東權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年十二月三十一日及二零零四年一月一日													
－按過往呈報	2,861	200,556	1,474	801	283,208	77	–	–	–	209,238	698,215	23,126	721,341
－採納香港會計準則第17號之期初調整	–	–	–	–	–	–	–	–	–	4,310	4,310	–	4,310
經重列	2,861	200,556	1,474	801	283,208	77	–	–	–	213,548	702,525	23,126	725,651
重估投資物業而產生	–	–	–	–	–	–	–	7,963	–	–	7,963	–	7,963
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	–	–	–	–	–	–
外匯調整	–	–	468	–	–	–	–	–	–	–	468	31	499
損益表未確認之收益及虧損淨額	–	–	468	–	–	–	–	7,963	–	–	8,431	31	8,462
部分出售附屬公司	–	–	–	–	–	–	–	–	–	–	–	3,737	3,737
本年度純利／(虧損淨額)	–	–	–	–	–	–	–	–	–	28,695	28,695	(5,758)	22,937
於二零零四年十二月三十一日及二零零五年一月一日	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787
－採納以下兩項之期初調整													
－香港會計準則第40號	–	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
－香港財務報告準則第3號	–	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
經重列	2,861	200,556	1,942	801	283,208	77	–	–	–	277,236	766,681	21,390	788,071
重估租約樓宇而產生	–	–	–	–	–	–	6	–	–	–	6	–	6
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
外匯調整	–	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
損益表未確認之收益及虧損淨額	–	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
本年度純利／(虧損淨額)	–	–	–	–	–	–	–	–	–	4,779	4,779	(9,307)	(4,528)
於二零零五年十二月三十一日	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
股本及保留儲備：													
本公司及附屬公司	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
聯營公司	–	–	–	–	–	–	–	–	–	–	–	–	–
於二零零五年十二月三十一日	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
本公司及附屬公司	2,861	200,556	1,942	801	283,208	77	–	7,963	–	233,079	730,487	21,136	751,623
聯營公司	–	–	–	–	–	–	–	–	–	9,164	9,164	–	9,164
於二零零四年十二月三十一日	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787

載於第27頁至77頁之附註構成本財務報告一部份。

綜合現金流動表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
日常業務之除税前(虧損)／溢利		(3,008)	23,389
調整：			
過往重估租約樓宇之虧絀撥回淨額		(5,270)	(3,346)
持作銷售物業撥備撥回		(200)	(3,150)
應佔聯營公司溢利減虧損		(1,997)	(2,791)
銀行利息收入		(9,025)	(1,575)
賺取其他利息		(7,102)	—
短期投資之股息收入		(106)	(363)
已確認作收入之負商譽		—	(13,062)
出售恒光行控股權益所得收益		(42,244)	—
出售恒光行部份權益所得收益		—	(8,458)
附屬公司撤銷註冊之收益		(2,973)	—
出售於聯營公司權益之收益		—	(10,900)
出售可供銷售物業之虧損／(盈餘)		143	(3,900)
折舊		26,539	35,347
攤銷租約土地及土地使用權		252	252
攤銷預付租金		737	737
攤銷遞延產品開發成本		1,641	1,421
應收賬款減值虧損撥備撥回		—	(1,090)
存貨撥備		1,190	289
應收貸款減值虧損撥備		45,000	—
出售固定資產虧損／(收益)		44	(21)
匯兑差額		—	(184)
出售短期投資收益		(72)	—
出售投資物業收益		(2,715)	—
投資物業公平值變動所產生之虧損淨額		490	—
營運資金變動前之經營溢利		1,324	12,595
增加遞延產品開發成本		(2,599)	(2,499)
於聯營公司結餘淨額(增加)／減少		(2,183)	3,648
短期投資減少／(增加)		4,122	(7,491)
應收賬款減少		9,081	25,617
應收票據減少		574	1,307
應收貸款(增加)／減少		(48,979)	9,254
貸款之應收利息(減少)／增加		7	(7)

	附註	二零零五年 千港元	二零零四年 千港元
預付款項、按金及其他應收款項（增加）／減少		(20,156)	12,417
存貨增加		(6,542)	(11,789)
應付賬款減少		(683)	(26,571)
其他應付款項及應計費用增加／（減少）		19,508	(7,199)
長期服務金撥備減少		–	(294)
經營業務（所用）／所得之現金		(46,526)	8,988
已收利息		9,025	1,575
已付稅項		(1,503)	(1,687)
經營業務之現金（流出）／流入淨額		(39,004)	8,876
投資業務			
短期投資之已收股息		106	363
購買物業、廠房及設備		(9,632)	(13,956)
購買投資物業		(6,740)	(83,348)
出售恒光行控股權益之現金流出淨額	*36*	(8,526)	–
出售恒光行部份權益所得款項		–	12,088
出售投資物業所得款項		73,215	–
購買可供出售財務資產		(11,744)	–
出售短期投資所得款項		976	–
購買持作出售物業		(5,870)	(9,683)
出售持作出售物業所得款項		5,727	16,433
出售固定資產所得款項		543	274
租約按金退款		–	388
聯營公司之已收股息		–	5,000
出售聯營公司權益之所得款項		–	4,700
投資業務之現金流入／（流出）淨額		38,055	(67,741)
現金及現金等價物減少淨額		(949)	(58,865)
年初之現金及現金等價物		397,724	456,589
年底之現金及現金等價物		396,775	397,724

載於第27頁至77頁之附註構成本財務報告一部份。

財務報告附註

二零零五年十二月三十一日

1. 編製基準

a) 主要業務

本公司之主要業務為投資控股。年內本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。年內本集團之主要業務性質並無重大變動。

b) 綜合賬目之基準

本集團之財務報告包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報告。於本年內購入或出售之附屬公司之業績分別由收購之生效日期起計或計至出售之生效日期止。集團內公司間一切重大交易及結餘均於綜合賬目時抵銷。

出售附屬公司之收益或虧損指出售所得款項與本集團佔該公司之資產淨值之差額，連同之前並無在綜合損益賬內支銷或確認之任何商譽或資本儲備。

少數股東權益指外界股東於本公司附屬公司之業績及資產淨值所佔之權益。

2. 會計政策之變動

於本年度，本集團首次採用香港會計師公會(「香港會計師公會」)頒布之若干與本集團業務有關之新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(統稱「新訂香港財務報告準則」)，包括下列各項新訂、經修訂及重新命名準則：

香港會計準則第1號	財務報表之呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計變動及差誤
香港會計準則第10號	結算日後事項
香港會計準則第12號	所得税
香港會計準則第14號	分類報告
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第18號	收入
香港會計準則第19號	僱員福利
香港會計準則第21號	匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第32號	財務工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第38號	無形資產
香港會計準則第39號	財務工具：確認及計量

香港會計準則第39號(修訂)	財務資產及財務負債之過渡及首次確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－優惠
香港會計準則詮釋第21號	所得税－收回經重估不計算折舊的資產
香港財務報告準則第2號	以股份支付的支出
香港財務報告準則第3號	業務合併
香港財務報告準則第4號	保險合約

採納新訂／經修訂香港會計準則第1、2、7、8、10、12、14、16、18、19、21、23、24、27、33、37號、香港會計準則詮釋第15號、香港財務報告準則第2及4號對本集團會計政策並無重大影響。概要如下：

- 香港會計準則第1號影響少數股東權益及其他披露之呈報。
- 香港會計準則第2、7、8、10、12、14、16、18、19、23、27、33、37號、香港會計準則詮釋第15號、香港財務報告準則第2及4號對本集團會計政策並無重大影響。
- 香港會計準則第21號對本集團會計政策並無重大影響。已根據經修訂準則之指引重新評估各綜合實體之功能貨幣。
- 香港會計準則第24號影響關連人士之識別及若干其他關連人士披露。

a) 香港會計準則第17號租賃

採納香港會計準則第17號導致有關租賃土地之會計政策變動。租賃土地以往按公平值於租賃物業列賬。根據香港會計準則第17號之規定，租賃物業現於租約開始時，按土地及樓宇兩部份權益所佔公平值劃分為租賃土地及租賃樓宇。租用土地之租約租金按成本列賬，並於租賃期內攤銷。本集團已追溯應用香港會計準則第17號。

永久業權及租賃物業之樓宇部份以往按公平值列賬。於採納香港會計準則第17號後，租賃土地須予攤銷，而有關樓宇之會計政策已改變，樓宇現按估值減累計折舊及減值列賬。這項會計政策之改變已追溯應用。

b) 香港會計準則第40號投資物業

於以往年度，本集團投資物業按估值列賬，並將估值之增值記入投資物業重估儲備。估值減值則首先對銷較早前按組合基準進行估值之增值，而任何其後之減值於損益賬支銷。此外，租賃之未屆滿期為20年或以下之投資物業按餘下租賃予以折舊。

採納香港會計準則第40號導致投資物業公平值變動乃於收益表列賬，而當有關投資物業之租賃之未屆滿期為20年或以下則毋須予以折舊。

香港會計準則第40號已由二零零五年一月一日起應用。根據香港會計準則第40號之過渡性條文，於二零零五年一月一日投資物業儲備所持之數額已轉撥至本集團之保留溢利。

c) 香港會計準則詮釋第21號所得税－收回經重估不計算折舊的資產

採納經修訂之香港會計準則詮釋第21號已導致與本集團投資物業之遞延税項有關之會計政策變動。根據香港會計準則詮釋第21號之規定，因重估投資物業產生之

遞延稅項負債，乃按使用方式而可收回之資產賬面值所產生稅務影響為基礎計量。於過往年間，該資產之賬面值預期通過出售收回。此項會計政策之變動已追溯應用。

d) 香港會計準則第32號：財務工具：披露及呈報以及香港會計準則第39號財務工具：確認及計量

香港會計準則第32號及香港會計準則第39號設定財務工具(包括用作對沖活動之非衍生財務工具、非衍生財務負債及衍生工具)之披露、呈列、確認及計量原則。本集團已由二零零五年一月一日起採納香港會計準則第32號及香港會計準則第39號。

根據香港會計準則第39號，財務資產分類為「按公平值經損益入賬之財務資產」、「可供出售財務資產」、「貸款及應收款項」或「持有至到期之財務資產」。「按公平值經損益入賬之財務資產」及「可供出售財務資產」以公平值列賬，公平值之變動分別於損益表及權益中確認。在活躍市場上並無已報市價之可供出售股本投資，其公平值無法可靠地計算，與該等非上市股本工具有關並須以交付該等工具結算之衍生工具，則須於初步確認後按成本減減值損失計量。「貸款及應收款項」及「持有至到期之財務資產」於初步確認後採用實際利息法以攤銷成本計量。

e) 香港財務報告準則第3號業務合併；香港會計準則第36號資產減值及香港會計準則第38號無形資產

採納導致有關商譽之會計政策變動。商譽以往於不超過20年期間按直線法攤銷，並於各結算日評估其減值。

根據香港財務報告準則第3號，不再攤銷商譽。然而，每年須測試商譽是否出現減值，若有事件或情況變化顯示帳面值可能出現減值，則以更頻繁之次數進行減值測試。根據香港財務報告準則第3號，所收購資產及負債之公平值超過成本之任何數額均即時確認為收入。然而，香港財務報告準則第3號規定，如果一家實體之前將商譽確認為股本扣減，則該家實體於出售該商譽相關的所有或部分業務，或在該商譽相關的產生現金單位出現減值時，不得於損益表確認該商譽。作為一項會計政策，就之前於儲備撇銷之商譽並無過渡性安排。

香港財務報告準則第3號由二零零五年一月一日起應用。根據香港財務報告準則第3號之過渡性條文，本集團由二零零五年一月一日起停止攤銷商譽，而之前確認之負商譽須於二零零五年一月一日取消確認，並相應調整期初之保留溢利。

f) 已頒佈但未生效的新準則或詮釋

本集團並未提早採納下列已頒佈但未生效之準則或詮釋。採納該等準則及詮釋將不會對本集團之會計政策帶來重大轉變。

香港會計準則第1號(修訂)	資本披露
香港會計準則第19號(修訂)	僱員福利－精算損益、集團計劃及披露
香港會計準則第39號(修訂)	選擇以公平值入賬
香港會計準則第39號及香港財務報告準則第4號(修訂)	財務工具：確認及計量以及保險合約－財務擔保合約
香港財務報告準則第7號	財務工具－披露

3. 會計政策變動之影響概要

a) 對截至二零零五年及二零零四年十二月三十一日止年度綜合損益表的影響

	採納下列準則的影響					
	香港會計準則第17號 千港元	香港會計準則第40號 千港元	香港會計準則詮釋第21號 千港元	香港會計準則第32/39號 千港元	香港財務報告準則第3號 千港元	總計 千港元
截至二零零五年十二月三十一日止年度						
物業、廠房及設備折舊增加	(418)	–	–	–	–	(418)
租賃土地及土地使用權攤銷減少	97	–	–	–	–	97
負商譽確認為收入減少	–	–	–	–	(13,062)	(13,062)
租賃樓宇過往重估虧絀撥回減少淨額	(6)	–	–	–	–	(6)
投資物業公平值變動所產生之虧損淨額增加	–	(490)	–	–	–	(490)
與投資物業公平值收益有關之遞延税項增加	–	–	(620)	–	–	(620)
與出售投資物業有關之遞延税項減少	–	–	1,689	–	–	1,689
年度溢利減少	(327)	(490)	1,069	–	(13,062)	(12,810)
以下人士應佔：						
本公司權益持有人	(327)	(490)	1,069	–	(12,954)	(12,702)
少數股東權益	–	–	–	–	(108)	(108)
	(327)	(490)	1,069	–	(13,062)	(12,810)

	採納下列準則的影響					
	香港會計準則第17號	香港會計準則第40號	香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
截至二零零四年十二月三十一日止年度						
物業、廠房及設備折舊增加	(333)	–	–	–	–	(333)
租賃土地及土地使用權攤銷減少	14	–	–	–	–	14
租約樓宇過往重估虧絀撥回減少淨額	(1,497)	–	–	–	–	(1,497)
年度溢利減少	(1,816)	–	–	–	–	(1,816)
以下人士應佔：						
本公司權益持有人	(1,816)	–	–	–	–	(1,816)
少數股東權益	–	–	–	–	–	–
	(1,816)	–	–	–	–	(1,816)

b) 對二零零五年及二零零四年十二月三十一日綜合資產負債表的影響

	採納下列準則的影響					
	香港會計準則第17號	香港會計準則第40號	香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零五年十二月三十一日						
於以下項目增加／(減少)：						
資產						
無形資產	–	–	–	–	27,284	27,284
可供出售財務資產	–	–	–	15,620	–	15,620
物業、廠房及設備	(418)	–	–	–	–	(418)
租賃土地及土地使用權	97	–	–	–	–	97
負債						
遞延稅項負債	–	–	1,069	–	–	1,069
	(321)	–	1,069	15,620	27,284	43,652
權益						
物業重估儲備	6	–	–	–	–	6
投資物業儲備	–	(7,473)	–	–	–	(7,473)
可供出售財務資產之重估儲備	–	–	–	15,620	–	15,620
保留溢利	(327)	7,473	1,069	–	27,030	35,245
少數股東權益	–	–	–	–	254	254
	(321)	–	1,069	15,620	27,284	43,652

	香港會計準則第17號	香港會計準則第40號	採納下列準則的影響 香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年十二月三十一日於以下項目增加／(減少)：						
資產						
物業、廠房及設備	(8,440)	–	–	–	–	(8,440)
租賃土地及土地使用權	10,559	–	–	–	–	10,559
負債						
遞延税項負債	–	–	(1,689)	–	–	(1,689)
	2,119	–	(1,689)	–	–	430
權益						
物業重估儲備	(375)	–	–	–	–	(375)
投資物業儲備	–	–	(1,689)	–	–	(1,689)
保留溢利	2,494	–	–	–	–	2,494
	2,119	–	(1,689)	–	–	430

4. 主要會計政策概要

財務報告乃根據香港會計師公會頒佈之香港財務報告準則及香港公司條例之披露規定。財務報告經若干物業及財務工具(按重估值或公平值計量)修訂，並根據歷史成本慣例而編製。該等財務報告亦符合香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定。本集團採納之主要會計政策之概要載於下文。

a) 附屬公司

附屬公司指本集團或本公司直接或間接控制其投票權或已發行股本半數以上或控制其董事會組成之公司。倘若本公司有權直接或間接地掌控其財務及業務政策，以從其業務中獲利，聯營公司即被視為本公司所控制。

資產負債表中於附屬公司之投資按成本入賬，如出現永久減值時，則作出所需要之撥備。附屬公司之業績按已收及應收股息入賬。

集團內交易之集團內部結餘及交易及任何未變現之利潤，於編製綜合財務報告時完全抵銷。於集團內部交易未變現之虧損按未變現收益之相同方式抵銷，惟以並無出現減損者為限。

b) 合營公司

合營公司指本集團與其他人士透過合營安排進行經濟活動之公司。合營公司以獨立實體之形式經營，本集團與其他人士於當中擁有權益。

合營夥伴間訂立之合營企業協議內訂明合營公司各方之出資額，合營企業之期限，以及於解散時變現資產之基準。合營公司業務之損益及任何剩餘資產分派乃根據合營夥伴各自之出資比例或根據合營企業協議之條款攤分。

倘本集團：

i) 直接或間接擁有合營公司之單一控制權，則該合營公司將被視為一間附屬公司；

ii) 並未擁有合營公司之單一或共同控制權，惟直接或間接普遍持有合營公司註冊股本不少於20%，並可對該合營公司行使重大影響力，則該合營公司將被視為一間聯營公司；

iii) 並未擁有合營公司之單一控制權，惟直接或間接聯合控制該公司，則該合營公司將被視為一間聯合控制機構；及

iv) 直接或間接持有合營公司之註冊資本少於20%，及並無聯合控制或對該合營公司行使重大影響力，則該合營公司被視為一項財務資產。

c) 聯營公司

聯營公司指本集團或本公司對該公司行使重大影響力，該公司非本集團或本公司之附屬公司或合營公司。

於聯營公司之投資計入成本減減值虧損。聯營公司之業績包括已收及應收股息。

於聯營公司之投資乃按權益法於綜合資產負債表中處理，該等投資首先以成本值列賬，其後按收購後本集團或本公司應佔聯營公司之資產淨值出現之變動予以調整。聯營公司之業績乃按本集團或本公司應佔聯營公司之業績於綜合損益賬處理。然而，當本集團應佔聯營公司之虧損相等於或大於其佔聯營公司之權益，本集團不會確認額外的損失，除非本集團有此責任或已代聯營公司支付款項。

d) 商譽

商譽指商業合併或於聯營公司或公司控制實體之投資之成本超過本集團應佔被收購實體之可辨別資產、負債及或然負債之公平淨值。

商譽按成本減累計減值虧損列賬。商譽被分配為現金生產單位，並須每年作減值測試。就聯營公司或公司控制實體而言，商譽之賬面值列入於聯營公司或公司控制實體之權益之賬面值內。

就商業合併或於聯營公司或公司控制實體之投資而言，本集團應佔被收購實體之可辨別資產、負債及或然負債之公平淨值超出成本之部分即在損益表確認。

年內出售聯營公司或公司控制實體之現金生產單位時，計算出售溢利或虧損時計入購入商譽應佔之任何金額。

e) 投資物業

投資物業為租賃權益下擁有或持有之土地及樓宇，以賺取租金收入及／或用於資本增值目的。投資物業包括現時未釐定日後用途之租賃土地。

投資物業按公平值在資產負債表內列賬。因公平值變動而產生或來自報廢或出售投資物業之任何收益或虧損於損益表內確認。

f) 物業、廠房及設備及折舊

物業、廠房及設備按成本或估值減累積折舊及任何減值虧損列賬。

資產成本包括其購買價與任何將資產轉至可運作狀況及擬使用地點所產生之直接應佔成本。固定資產投入運作後所承擔之開支，如維修保養費用，一般在所承擔期間於損益賬中扣除。倘能清楚顯示有關開支已促使日後使用資產預期可獲得之未來經濟利益增加，則有關開支乃撥充資本，作為資產之額外成本。

個別資產均以直線基準在其估計可使用年期撇銷成本或估值，以計算折舊。採用之主要年率如下：

租約樓宇	4%
租約物業裝修	5-50%
廠房及機器	6.67-20%
傢俬、裝置及辦公室設備	10-20%
汽車	20%

物業、廠房及設備之價值因重估而出現之改變，按個別資產基準在資產重估儲備中列作變動處理。重估虧絀倘未能在同一資產之重估盈餘中抵銷，則會於損益賬中扣除。其後任何重估盈餘會計入損益賬內，惟以先前於損益賬扣除之虧絀為限。

於損益賬內確認之物業、廠房及設備之出售或報廢收益或虧損為有關資產之出售所得款項淨額與賬面值兩者之差額。於出售或報廢時，之前並未在保留溢利中處理之應佔重估增值會直接轉撥往保留溢利。

g) 資產減值

本集團之商譽、其他無形資產及物業、廠房及設備須進行減值測試。

就評估減值而言，資產按可獨立辨認之現金流量之最低水平(現金產生單位)歸類。因此，部份資產個別進行減值測試；部份則以現金產生單位之水平進行測試。商譽特別分配至預期可從相關業務合併之協同效益中帶來獲得利益之現金產生單位，為本集團管理層控制相關現金流量之最低水平。

包括沒有限定可使用年期而尚未可供使用之商譽及其他無形資產之個別資產或現金產生單位至少每年進行減值測試一次。其他所有個別資產或現金產生單位於出現任何事件或情況變動有跡象顯示賬面值可能不可收回時進行減值測試。

資產或現金產生單位之賬面值較其可收回金額超出數額部份須確認減值虧損。可收回金額為反映市況之公平值減出售成本與根據內部折現現金流量評估計算之使用值兩者之較高者。就獲分配商譽之現金產生單位所確認之減值虧損初步計入商譽之賬面值。任何剩餘減值虧損按比例自現金產生單位的其他資產中扣除。

除商譽外，所有出現減值之資產均於各報告日期就可能撥回減值而予以審核。

h) 持作出售物業

持作出售物業乃以賬面值及可變現淨值之較低者列賬。賬面值乃成本值減減值虧損及估值之較低者。

i) 研究及開發成本

所有研究成本於出現時自損益表扣除。

新產品開發項目產生之開支只有於有關項目可明確界定、開支可獨立識別及可靠計算，可按合理方式確定項目在技術上可行及產品具商業價值時，方會撥作資本及遞延。未能符合以上條件之產品開發開支會於產生時列作開支。

遞延開發成本按成本減任何減值虧損，並以直線法按有關產品之商用年期(由產品作商業投產當日起計並不超逾七年)攤銷。

j) 財務資產

由二零零四年一月一日至二零零四年十二月三十一日：

本集團將其持作交易用途股本證券之投資分類為短期投資，並於資產負債表結算日按個別投資基準以公平值計入賬目。公平值指所報之市場價值減董事認為可反映出售大量股份對價格之潛在影響而需要作出之任何折讓。因證券公平值改變而產生之損益於改變期間計入損益表或自損益賬扣除。

由二零零五年一月一日起：

本集團將其財務資產分類為以下類別：按公平值經損益入賬之財務資產、貸款及應收賬款、持至到期投資及可供出售財務資產。分類視乎收購財務資產之目的而言。管理層於初步確認時釐定其財務資產分類及於各個報告日期重新評估此指定類別。

i) 按公平值經損益入賬之財務資產

按公平值經損益入賬之財務資產包括持作交易用途之財務資產及未有指定作對沖而無效之衍生財務工具。於首次確認後每個結算日，按公平值經損益入賬之財務資產乃以公平值計量，而公平值之變化則在其發生期間之損益表中直接予以確認。

ii)　貸款及應收賬款

貸款及應收賬款為於活躍市場並無報價的固定或可釐定付款之非衍生財務資產。於首次確認後每個結算日，貸款及應收賬款(包括應收賬款、定期存款、員工住屋貸款及其他應收賬款)採用實際利率法按攤銷成本呈列，並扣減任何可辨認減值虧損。有客觀證據顯示資產已減值時，於損益表內確認減值虧損，並且按照資產賬面金額與按原有實際利率折現之估計未來現金流量之現值之差額衡量減值虧損。當資產之可收回數額在客觀上與確認減值後所發生之事件有關，減值虧損會於其後期間撥回，惟規定資產在撥回減值當日之賬面值不得超過如無確認減值之攤銷成本。

iii)　持有至到期之投資

持有至到期之投資乃非衍生財務資產，具固定或可釐定之付款及固定到期日。倘本集團管理層擬持有該等投資直至到期，該等投資乃被列為持有至到期。持有至到期之投資其後使用實質利率法按攤銷成本計量。另外，倘有客觀證據顯示投資已經減值，財務資產乃按估計現金流量之現值計量。投資賬面值之任何變動乃於損益表內確認。

iv)　可供出售之財務資產

可供出售之財務資產為指定為可供出售或並非列為任何其他類別(如上所載列)之該等非衍生財務資產。於首次確認後每個結算日，可供出售之財務資產乃以公平值計量。公平值之變動於股本內予以確認，直至該財務資產被出售或被釐定為已減值，此時，以前於股本確認之累積收益或虧損自股本內剔除，並於損益表內予以確認。可供出售之財務資產之任何減值虧損均於損益表內確認。可供出售之股本投資於其後期間出現之減值虧損將不予撥回。

在活躍市場並無市場報價，且未能可靠計量公平值之可供出售之股本投資，於首次確認後每個結算日，按成本減任何可辨認減值虧損計算。當有客觀證據證明該資產出現減值，則減值虧損計入損益表。減值虧損數額以資產賬面值與按同類財務資產現行市場回報率折現之估計未來現金流量現值之間的差額計算。該等減值虧損不會於其後期間撥回。

k)　財務負債及股本

集團實體所發行之財務負債及股本工具根據簽署之合約安排之內容及財務負債與股本工具之定義分類。

股本投資為證明扣減其所有負債後集團資產內的剩餘權益的任何合約。本集團之財務負債一般列入按公平值經損益入賬之財務負債及其他財務負債。所採納有關財務負債及股本票據之會計政策載列如下。

i) 按公平值經損益入賬之財務負債

按公平值經損益入賬之財務負債可細分為兩個類別，分別為持作交易用途之財務負債及於首次確認時已指定為按公平值經損益入賬之財務負債。於首次確認後之各結算日，按公平值經損益入賬之財務負債乃按公平值計量，而公平值之變動乃於產生期間直接於損益內確認。

ii) 其他財務負債

其他財務負債(包括銀行及其他借貸、浮息票據、定息票據及零息票據)隨後乃採用實際利率法按攤銷成本計算。

iii) 股本工具

本公司所發行之股本工具乃按已收取之所得款項減直接發行成本記賬。

l) 存貨

存貨按成本及可變現淨值兩者中之較低值入賬。成本按加權平均基準計算，就在製造品及製成品而言，包括直接物料成本、直接工資及適當部份之間接開支。可變現淨值為估計售價減預期製成及出售時所需之任何費用。

m) 撥備及或然負債

倘因過往事件而令本集團或本公司具有一項法律或推定義務，有可能須要就可作出合理估計之經濟利益流出就未確定時限或金額之負債確認撥備以償付該等負債。倘貨幣之時間價值重大，則撥備乃以預期用以償付該等負債之開支之現值列賬。

倘經濟利益未必流出或負債金額不能可靠地釐定，則除非經濟利益流出之機會甚微，否則負債將被披露為或然負債。除非經濟利益流出之機會甚微，否則因過往事件產生、並僅可在發生或不發生之一項或多項未來事件之情況下確定之可能負債，亦會被披露為或然負債。

n) 所得税

所得税包括即期及遞延税項變動。倘所得税關乎同一或不同期間直接於股本確認之項目，則於損益賬或股本確認。

遞延税項乃採用負債法，對於結算日資產及負債之計税基準及該等項目之賬面值之一切暫時性差額就財務申報而作出撥備。

遞延税項負債就一切暫時差額予以確認：

- 惟首次確認之資產或負債（於交易時並不影響會計溢利或應課税溢利或虧損）所產生之遞延税項負債除外；及

- 就與於附屬公司及聯營公司之投資有關之應課税暫時差額而言，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見將來撥回。

所有可予扣減暫時差額、未動用税項資產結轉及未動用税項虧損於可能獲得應課税溢利作為抵銷，以動用該等可予扣減暫時差額、未動用税項資產結轉及未動用税項虧損之情況下，均確認為遞延税項資產：

- 惟關乎首次確認之資產或負債（於交易時並不影響會計溢利或應課税溢利或虧損）所產生之可予扣減暫時差額之遞延税項資產除外；及

- 就與於附屬公司及聯營公司之投資有關之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課税溢利作為抵銷，以動用暫時差額之情況下，才確認遞延税項資產。

遞延税項資產之賬面值乃於各結算日進行審閱，並予以相應扣減，直至不可能有足夠應課税溢利以動用全部或部份遞延税項資產為止。相反，先前未確認之遞延税項資產乃於可能獲得足夠應課税溢利以動用全部或部份遞延税項資產之情況下予以確認。

遞延税項資產及負債乃根據於結算日已實施或已大致實施之税率（及税務法例），按變現資產或清償負債之期間預期適用之税率予以估量。

o)　租約（作為承租人）

若出租資產所有權之所有風險及回報大部份由承租人承擔，則出租資產之經濟所有權轉移至承租人。相關資產於新增租賃之時按承租人須承擔之租賃款項外加雜項款項（如適用）之現值確認。無論是否須於新增租賃之日首次支付部分租賃款項，相應金額均確認為融資租賃負債。

融資租賃協議所持資產之隨後會計方法（即折舊方法及可使用年期）與於已收購可資比較資產所應用者一致。相應融資租賃負債獲減租賃款項（已扣除於財務成本支銷之財務開支）。

所有其他租賃獲視為經營租賃。經營租賃款項按直線法確認為開支。附屬成本（如維修及保險費）產生時均列作開支。

p) 僱員福利

帶薪假期結轉

本集團根據僱員合約，每一曆年向僱員提供帶薪年假。在若干情況下，允許將截至結算日之餘下未用之假期結轉並由有關僱員於下一年度使用。僱員年度內應得之帶薪假期之預計將來成本及結轉於結算日列作應計費用。

僱傭條例之長期服務金

根據香港僱傭條例，本集團若干員工已完成為本集團服務所需年期，於終止僱用時符合收取長期服務金資格。若終止僱用符合香港僱傭條例所規定之情況，本集團有責任支付該等款項。

本集團就預期未來可能作出之長期服務金確認撥備。該等撥備乃按照員工截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

退休福利計劃

本集團根據強制性公積金計劃條例設立定額供款之強制性公積金退休福利計劃(「強積金計劃」)，以供有資格參與強積金計劃之僱員參加。供款乃按僱員底薪之若干百份比計算，並於根據強積金計劃之規則應予支付時自損益賬扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理之基金另行持有。本集團之僱主供款於向強積金計劃供款後全數即屬僱員所有，惟根據強積金計劃之規則，本集團之僱主自願供款會於僱員於有權收取全部僱主供款前離職時退回本集團。

本集團在中華人民共和國(「中國」)附屬公司之僱員為中國政府設立之國家資助退休計劃之成員。

以股份支付之僱員補償

於二零零二年十一月七日後授出之所有以股份支付之支出安排乃於綜合財務報告中確認。本集團為其僱員之薪酬設有以股本結算並以股份支付之補償計劃。

授予任何以股份支付之僱員補償而換取所得僱員服務乃按其公平值計量。該等僱員服務乃參照所獎勵之購股權而釐定。其價值會於授出日期作出估值，並撇除任何非市場歸屬條件之影響(例如盈利能力及銷售增長目標)。

所有以股份支付之補償最終於損益表中確認為開支，並相應計入額外實繳股本(扣除遞延稅項，倘適用)。倘歸屬期或其他歸屬條件適用，開支將按照最佳可估計預期歸屬之購股權數目於歸屬期分攤。非市場歸屬條件乃納入有關預期成為可行使之購股權數目之假設內。倘有任何跡象顯示預期歸屬

之購股權數目與過往估計出現差異，估計將於其後作出修訂。倘最終獲行使之購股權少於原先估計，概不會對過往期間所確認之開支作出調整。

於認股權獲行使時，最高達已發行股份之面值之已收取所得款項（扣除任何直接涉及交易之成本）將重新分配至股本，而超出之任何數額將列為額外實繳股本。

q)　關連人士

就此等財務報告表而言，倘本集團有能力直接或間接控制一名人士或於財政及營運決定上對該名人士行使重大影響力，則該等人士被視為本集團之關連人士，反之亦然。倘本集團及該名人士受同樣控制或受同樣重大影響力之情況下，則該等人士亦被視為本集團之關連人士。關連人士可以屬個別人士（即主要管理層成員、主要股東及／或彼等之近親家族成員）或其他企業及包括受本集團關連人士（彼等屬於個別人士）重大影響力之企業，及就本集團僱員利益而設之僱用後福利計劃或屬於本集團關連人士之任何企業。

r)　現金及現金等價物

就綜合現金流量表而言，現金及現金等價物包括庫存現金及活期存款，以及該等可隨時轉換為已知數額現金且所承受之價值變動風險微小、自購入起計一般時限不超過三個月之短期高流通性投資，另扣除須於要求時償還之銀行透支，為本集團現金管理不可分割部份。

就資產負債表而言，現金及銀行結餘和定期存款指其使用不受限制之資產。

s)　收入確認

於經濟利益將流入本集團，且收入得以可靠地衡量時，收入按下基準確認入賬：

i)　貨品出售，在擁有權之主要風險及回報轉嫁至買家時入賬，惟本集團須不再保持擁有權一般所涉及之管理或已售貨品之實際控制權；

ii)　利息，根據未償還本金額按實際適用利率以時間比例基準計算入賬；

iii)　於交易日，出售上市證券投資；

iv)　於簽署具法律約束力之銷售合約時，出售物業；

v)　股息，於股東收取股息之權利確立時入賬；及

vi)　管理費用，於提供服務時入賬。

t)　外幣換算

綜合財務報告乃以港元（亦即母公司之功能貨幣）呈列。

於綜合實體之各獨立財務報表中，外幣交易乃採用交易日之現行匯率換算為個別實體之功能貨幣。按年終匯率結算該等交易及換算以外幣計值之貨幣資產及負債而產生之外匯收益及虧損乃於損益表中確認。

非貨幣項目（如持有按公平值經損益入賬之股本工具）之匯兌差額，報告為公平值損益之一部份。非貨幣項目（如分類為可供出售財務資產之權益）之匯兌差額，乃計入權益內之公平值儲備。

於呈列綜合財務報告內，原先以有別於本集團呈列貨幣之貨幣呈列之所有獨立附屬公司及共同控制實身體之財務報告均已轉換為港元。資產及負債均已按結算日之收市匯率換算為港元。收入及支出均已按報告期間之平均匯率轉換為本集團之呈列貨幣。該程序所產生之任何差額已扣自／（計入）權益內之貨幣換算儲備。因收購海外實體而產生之商譽及公平值調整已列為海外實體之資產及負債處理，並按照收市匯率換算為港元。

換算海外實體投資淨值，以及借款及指定作為該等投資之對沖之其他貨幣工具時產生之匯兌差額乃列入股東權益內。當出售海外業務時，該等匯兌差額於損益表中確認為出售收益或虧損之一部分。

5. 重大會計判斷及估計不確定性之主要來源

於採用本集團會計政策時，管理層曾根據其過往經驗、未來預測及其他資料作出多項估計及判斷（涉及估計除外）。可對於財務報告中確認之金額構成重大影響之估計不確定性之主要來源及重大會計判斷載列於下文。

a) 投資物業公平值估計

投資物業已由獨立專業估值師於結算日按其現有用途以市值基準重新估值或由本公司董事釐定。有關估值乃根據若干假設進行，故當中仍有不明確因素且或會與實際結果有重大差異。於作出判斷時，本集團已考慮活躍市場中類似物業之當前市價，並運用主要根據各結算日之市況作出之假設。

b) 財務工具之公平值

財務工具（如利率、外匯及股本衍生工具）乃按公平值計入資產負債表。公平值之最佳憑證為於活躍市場中之報價，倘某一項財務工具未能取得報價，本集團將採用由獨立金融機構或內部或外部估值模式釐定之市值估計其公平值。就該等財務資產及負債定價及估值時所採用之方法、模式及假設乃屬主觀性，並須管理層作出若干程度之判斷，而有關判斷或會導致出現截然不同之公平值及結果。所有重大財務估值模式均受嚴密監控，並會定期測試及檢查。

c) 所得税

本集團須繳納多個司法管轄區之所得税。在確定全球所得税的撥備時，本集團須作出重大判斷。在正常業務過程中，有許多交易及計算均難以明確作出最終的税務釐定。本集團須估計未來會否繳納額外税項，從而確認對預期税務審核事

宜之責任。倘該等事宜之最終稅務結果與起初入賬之金額不同，該等差額將影響稅務釐定期內之所得稅及遞延稅項撥備。

6. 財務風險管理

本集團之業務涉及多項風險：市場風險（包括貨幣風險及價格風險）、信貸風險、流動資金風險及利率風險。本集團之整體風險管理計劃特別注意金融市場無法預計之特點，並尋求盡量降低對本集團財務表現之潛在不利影響。

a) 市場風險

i) 外幣風險

本集團涉及之外幣風險主要來自有關業務所涉及功能貨幣以外之外幣計值之買賣交易。引致此項風險之貨幣主要為美元及人民幣。

由於有關已承諾之日後買賣之預計外幣風險及有關預料日後極可能進行之買賣之預計外幣風險並不重大，於回顧年內概無就外幣風險進行對沖。

就以與所經營業務有關之功能貨幣以外之貨幣持有之貿易應收款項及應付款項而言，本集團確保可承受之淨風險維持於可接受水平。

ii) 價格風險

本集團涉及權益證券價格風險，乃由於本集團持有之投資於綜合資產負債表內列為可供出售財務資產或按公平值經損益入賬之財務資產。

b) 信貸風險

本集團之信貸風險主要來自定期存款、貿易及其他應收款項。

本集團之定期存款乃存放於多間信譽良好之香港銀行，而本集團亦對單一財務機構設定可承受之風險上限。

對於貿易及其他應收款項，管理層已制訂一套信貸政策，並按持續基準對該等所承受之風險進行監察。就貿易及其他應收款項而言，將對要求信貸超出若干數額之客戶進行信貸評估。

此外，本集團會於各結算日對各個別債項之可收回金額進行評估，以確保已就未能收回之金額作出充足之減值虧損。

c) 流動資金風險

本集團內個別營運實體須自行負責現金管理，包括籌集貸款以應付預期之現金需求，惟須獲得控股公司董事會批准。本集團之政策為定期監察目前及預期之流動資金需要及其遵守放款契諾，以確保其維持足夠現金儲備及來自銀行之承諾資金額度，以應付其長短期之流動資金需要。

d) 利率風險

本集團基於利率水平及展望以及波動對本集團財務狀況所產生之潛在影響，對其所承受之利率風險作出管理。本集團並不預期任何可能對本集團之經營業績構成重大影響之利率變化。

7. 分部資料

分部資料以兩種分部形式呈報：(a)以業務分部作為主要呈報方式；及(b)以地區分部作為次要呈報方式。

本集團之經營業務按業務性質及所提供之產品及服務分別組合及管理。本集團每項業務分部均代表所提供產品及服務涉及之風險及回報與其他業務分部不同之策略性業務單位。業務分部資料現概述如下：

i) 電子產品分部，包括生產及銷售電子產品；

ii) 綫路板分部，包括生產及銷售綫路版；

iii) 電子部件及零件分部，包括買賣及分銷電子配件及部件；

iv) 上市股本證券分部，包括買賣上市股本投資專案；

v) 金融服務分部，包括提供貸款融資服務；及

vi) 光學產品分部，包括製造和銷售光學產品。

在釐定本集團之地區分部時，會按客戶所在地劃分收益所屬分部，亦按資產所在地劃分資產所屬分部。

分部間之銷售及轉撥按用作向第三者以當時市價進行銷售之售價進行。

a)　**業務分部**

下表載列本集團業務分部之有關收益、溢利／(虧損)及若干資產、負債及費用之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益																
向外界客戶銷售	336,411	391,632	95,777	108,992	–	–	7,342	15,515	296	107	64,045	174,890	–	–	553,871	691,136
分部間銷售	–	–	–	4,787	20,066	19,416	–	–	4,439	2,887	–	–	(24,505)	(27,090)	–	–
其他收益	2,795	3,356	2,963	5,192	–	–	132	469	89	–	10,832	2,800	–	–	16,811	11,817
合計	339,206	394,988	98,740	118,971	20,066	19,416	7,474	15,984	4,824	2,994	74,877	177,690	(24,505)	(27,090)	570,682	702,953
分部業績	18,459	17,288	(19,739)	(13,329)	(223)	683	(3,033)	(3,607)	(4,032)	(5,800)	(2,098)	(5,345)	(4,469)	642	(15,105)	(14,467)
利息、股息收入及未分配收益															9,385	2,272
已確認為收入之負商譽															–	13,062
出售持作銷售物業所得(虧損)／收益															(143)	3,900
出售恒光行證券權益所得收益															42,244	–
出售恒光行部分權益所得收益															–	8,458
出售投資物業收益															2,715	–
租賃樓宇之物業重估虧損撥回淨額															5,270	3,346
出售於聯營公司權益之收益															–	10,900
持作銷售物業減值撥備之撥回															200	3,150
投資物業之公平值變動產生的虧損淨額															(490)	–
未分配開支															(4,081)	(10,033)
經營業務溢利															39,995	20,598
應收貸款減值虧損															(45,000)	–
應佔聯營公司溢利減虧損															1,997	2,791
除稅前(虧損)／溢利															(3,005)	23,389
稅項															(1,520)	(452)
年度(虧損)／溢利															(4,525)	22,937

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部資產	228,602	183,207	110,409	123,474	3,909	1,222	40,704	23,884	51,769	101,612	–	195,056	(56,676)	(16,641)	378,717	611,814
於聯營公司之權益	–	–	–	–	–	–	–	–	–	–	156,592	37,220	–	–	156,592	37,220
未分配資產	–	–	–	–	–	–	–	–	–	–	–	–	–	–	395,254	271,731
總資產															930,563	920,765
分部負債	44,170	31,309	57,895	50,327	3,875	1,396	11	42	122	123	–	41,356	(29,000)	(16,600)	107,073	137,953
未分配負債	–	–	–	–	–	–	–	–	–	–	–	–	–	–	27,594	22,025
總負債															134,667	159,978
其他分部資料																
折舊及攤銷	11,555	14,303	9,267	4,386	–	119	–	–	–	–	3,798	13,645	–	–	25,051	32,453
未分配款額															1,488	2,646
															26,539	35,099
資本開支	3,820	10,216	3,696	3,154	–	–	–	–	–	–	832	3,000	–	–	8,348	16,370
未分配款額															1,284	85
															9,632	16,455
應收貸款減值虧損撥備	–	–	–	–	–	–	–	–	(45,000)	–	–	–	–	–	(45,000)	–
撥回就持作銷售物業所作超額撥備	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	3,150
應收賬款減值虧損撥備	–	–	–	(1,090)	–	–	–	–	–	–	–	–	–	–	–	(1,090)
存貨撥備	(650)	(291)	(540)	240	–	–	–	–	–	–	–	(238)	–	–	(1,190)	(289)
租約樓宇之過往重估虧損撥回淨額	1,530	419	–	–	–	–	–	–	–	–	–	–	–	–	1,530	419
未分配款額															3,740	2,927
															5,270	3,346
投資物業之公平值變動所產生之（虧損）／收益淨額	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(490)	9,652

b)　**地區分部**

下表載列本集團地區分部之有關收益及若干資產及費用之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：														
自外界客戶銷售	51,357	89,922	130,442	189,345	146,836	183,782	196,340	180,807	28,896	47,280	–	–	553,871	691,136

	香港		中國內地		其他		對銷		綜合	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
其他分部資料：										
分部資產	532,496	673,940	197,662	197,400	43,813	12,205	–	–	773,971	883,545
於聯營公司之權益	–	(10,165)	–	47,224	156,892	161	–	–	156,892	37,220
									930,863	920,765
資本開支	1,945	160	5,787	16,295	1,900	–	–	–	9,632	16,455

8. 營業額

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

從以下業務錄得之收入已納入營業額內：

	二零零五年 千港元	二零零四年 千港元
製造及銷售電子產品	386,411	391,632
製造及銷售綫路板	95,777	108,992
買賣上市證券投資	7,342	15,515
提供貸款融資	296	107
製造及銷售光學產品	64,045	174,890
	553,871	691,136

9. 其他收益

	二零零五年 千港元	二零零四年 千港元
銀行利息收入	9,025	1,575
附屬公司終止註冊之收益	2,973	–
上市證券投資之股息收入	106	363
廢棄存貨之銷售額	558	2,795
已收管理費用	256	1,908
產品開發收入	2,520	2,678
租金收入	137	1,024
原材料之銷售額	1,084	1,778
賺取其他利息	7,102	–
其他	2,435	1,968
	26,196	14,089

10. 經營業務之溢利

本集團經營業務之溢利已扣除／(計入)：

	二零零五年 千港元	二零零四年 千港元
存貨成本	466,424	583,563
折舊	26,539	35,347
租賃土地及土地使用權攤銷	252	252
預付租金攤銷	737	737
遞延產品開發成本攤銷	1,641	1,421
營業租約最低租金：		
土地及樓宇	7,876	9,495
辦公室設備	209	233
員工成本(包括董事酬金－附註11)：		
工資及薪金	91,117	114,775
退休金供款	1,443	1,818
減：已放棄之供款	–	(562)
	1,443	1,256
	92,560	116,031
核數師酬金	880	1,370
應收賬款減值虧損撥備撥回	–	(1,090)
存貨撥備	1,190	289
出售固定資產之虧損／(收益)	44	(21)
匯兑(收益)／虧損淨額	(653)	1,068
出售短期投資之(收益)／虧損淨額	(72)	88

已售存貨成本包括涉及直接員工成本、存貨撥備、攤銷預付租金、遞延產品開發成本攤銷、土地及樓宇經營租約租金及製造業務折舊之款項62,754,000港元(二零零四年：102,679,000港元)，有關款項亦已計入上述就有關種類開支所披露之各種開支總額。

於二零零五年十二月三十一日，本集團並無已放棄之供款可供扣減未來年度(二零零四年：無)。

11. 董事酬金

根據香港聯合交易所有限公司證券上市規則(「上市規則」)及香港公司條例第161之規定本年度之董事酬金披露如下：

董事報酬

每名董事截至二零零五年十二月三十一日止年度之酬金載列如下：

董事名稱	袍金 千港元	薪金 千港元	酌情花紅 千港元	其他福利 千港元	僱主退休金供款 千港元	合計 千港元
執行董事						
邱德華	–	1,847	150	–	90	2,087
雷美寶	–	1,430	150	–	68	1,648
王香玲	–	780	–	–	39	819
譚榮健	–	819	13	–	42	874
譚炳華(於二零零五年六月一日辭任)	–	400	–	–	–	400
獨立非執行董事						
張仲良	150	–	–	–	–	150
吳偉雄	180	–	–	–	–	180
吳弘理	120	–	–	–	–	120
	450	5,276	313	–	239	6,278

每名董事截至二零零四年十二月三十一日之酬金載列如下：

董事名稱	袍金 千港元	薪金 千港元	酌情花紅 千港元	其他福利 千港元	僱主退休金供款 千港元	合計 千港元
執行董事						
邱德華	–	2,600	–	–	120	2,720
雷美寶	–	1,430	–	–	51	1,481
王香玲	–	780	–	–	39	819
譚榮健	–	819	–	–	35	854
譚炳華(於二零零五年六月一日辭任)	–	1,560	–	–	50	1,610
獨立非執行董事						
張仲良	150	–	–	–	–	150
吳偉雄	180	–	–	–	–	180
吳弘理	31	–	–	–	–	31
	361	7,189	–	–	295	7,845

12. 五位最高薪僱員

年內五位最高薪僱員包括三位(二零零四年：兩位)董事，彼等之酬金詳情載於上文附註11。餘下兩位(二零零四年：三位)非董事之最高薪僱員年內的酬金如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
薪金、津貼及實物利益	1,903	3,520
退休金供款	73	103
	1,976	3,623

非董事之最高薪僱員之酬金屬於下列幅度：

	僱員人數	
	二零零五年	二零零四年
零港元至1,000,000港元	1	1
1,000,001港元至1,500,000港元	1	2
	2	3

13. 稅項

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%(二零零四年：17.5%)之稅率撥備。海外應課稅溢利之稅款根據有關之現行法例、詮釋及慣例，按本集團營業國家之現行稅率計算。

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
即期稅項		
香港		
－本年度撥備	1,602	976
－以往年度超額撥備	(393)	(750)
中國內地	1,380	226
	2,589	452
遞延稅項 *(附註34)*	(1,069)	－
本年度稅款支出	1,520	452

根據適用之中國企業所得稅法，本集團在中國註冊之兩間附屬公司東莞怡富綫路板廠(「怡富」)及高勁電子(深圳)有限公司(「高勁」)可於首兩個獲利營業年度豁免支付所得稅，並於其後三個年度獲豁免支付應繳所得稅之50%。

怡富所享有之上述税項豁免已經屆滿。根據本年獲授之另一項税務豁免，於二零零五年怡富適用之所得税為15%(二零零四年：15%)。截至二零零二年十二月三十一日止年度為高勁之首個獲利年度，所得税享有50%之豁免。故二零零五年高勁適用之所得税率為每年15%(二零零四年：15%)。

採用本公司、其附屬公司及聯營公司所在國家之法定税率計算之除税前溢利適用税項支出與按實際税率計算之税項支出之調節，以及適用税率(即法定税率)與實際税率之調節如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
除税前(虧損)／溢利	(3,008)	23,389
按法定税率計算之税項	(526)	4,093
過往年度本期税率之調整	(393)	(750)
無須繳税收入	(8,668)	(5,240)
不可扣税支出	6,745	2,475
使用過往年度税損	(386)	(759)
其他國家不同税率之影響	4,748	633
按本集團實際税率計算之税項支出	1,520	452

14. 權益持有人應佔溢利

在財務報告中處理之截至二零零五年十二月三十一日止年度本公司權益持有人應佔溢利為5,501,000港元(二零零四年：1,538,000港元)。

15. 每股盈利

每股基本盈利乃根據本年度本公司權益持有人應佔溢利4,779,000港元(二零零四年：28,695,000港元)及年內已發行普通股286,068,644股(二零零四年：286,068,644股)之加權平均數計算。

由於該等年度並無攤薄事項，故並無披露截至二零零五及二零零四年十二月三十一日止年度之每股攤薄盈利。

16. 物業、廠房及設備

本集團

	租約樓宇		租約物業裝修		廠房及機器		傢俬、裝置及辦公室設備		汽車		共計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值												
於一月一日、按過往呈報	39,100	34,900	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	330,447	313,521
採納香港會計準則第17號之影響	(8,440)	(6,500)	–	–	–	–	–	–	–	–	(8,440)	(6,500)
	30,660	28,400	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	322,007	307,021
添置	–	–	1,095	4,025	6,306	7,836	1,251	2,095	980	–	9,632	13,956
出售	–	–	(880)	(77)	(736)	(642)	(306)	(179)	(800)	(332)	(2,722)	(1,230)
出售附屬公司	–	–	–	–	(46,520)	–	(25,878)	–	(2,189)	–	(74,587)	–
重估盈餘	3,970	2,260	–	–	–	–	–	–	–	–	3,970	2,260
於十二月三十一日	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007
累計折舊												
於一月一日、按過往呈報	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
採納香港會計準則第17號之影響	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
本年度撥備	1,306	1,086	4,139	5,955	16,793	19,663	3,905	8,261	396	382	26,539	35,347
出售	–	–	(880)	(14)	(192)	(494)	(263)	(174)	(800)	(295)	(2,135)	(977)
出售附屬公司	–	–	–	–	(15,269)	–	(11,554)	–	(2,189)	–	(29,012)	–
重估之撥回	(1,306)	(1,086)	–	–	–	–	–	–	–	–	(1,306)	(1,086)
於十二月三十一日	–	–	28,681	25,422	106,528	105,196	19,890	27,802	23	2,616	155,122	161,036
賬面淨值												
於十二月三十一日	34,630	30,660	21,153	24,197	40,764	83,046	5,328	22,349	1,303	719	103,178	160,971
成本及估值分析												
按成本值	–	–	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	223,670	291,347
按估值	34,630	30,660	–	–	–	–	–	–	–	–	34,630	30,660
	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007

本公司

	租約物業裝修		傢俬及裝置		合計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
成本						
於一月一日及十二月三十一日	13	13	144	144	157	157
累計折舊						
於一月一日	10	8	120	93	130	101
本年度撥備	3	2	17	27	20	29
於十二月三十一日	13	10	137	120	150	130
賬面淨值						
於十二月三十一日	–	3	7	24	7	27

本集團之租約土地及樓宇已由獨立合資格專業估值師行保柏國際評估有限公司於二零零五年十二月三十一日按公開市值基準根據現況使用估值為34,630,000港元。因該等估值而產生之重估盈餘5,270,000港元(二零零四年：3,346,000港元)及6,000港元(二零零四年：無)已分別計入損益賬作為租賃樓宇過往重估虧絀撥回及計入物業重估儲備。

倘按估值列賬之本集團租賃樓宇乃按成本值減累計折舊入賬，則該等土地及樓宇將會按約24,903,000港元(二零零四年：25,985,000港元)列入財務報告。

本集團若干租賃樓宇已抵押，以取得授予本集團之若干銀行融資。於二零零五年十二月三十一日之物業、廠房及設備總額中，已抵押資產之賬面淨值為13,800,000港元(二零零四年：10,860,000港元)。

17. 租賃土地及土地使用權

本集團租賃土地及土地使用權權益列作預付經營租賃款項及其賬面淨值分析如下：

	二零零五年	二零零四年
	千港元	*千港元*
於香港擁有：		
租賃於十至五十年之間	7,955	8,145
於海外擁有：		
租賃於十至五十年之間	2,352	2,414
	10,307	10,559

	二零零五年 千港元	二零零四年 千港元
期初	10,559	10,811
攤銷	(252)	(252)
賬面淨值	10,307	10,559

於二零零五年十二月三十一日，本集團若干賬面淨值為7,955,000港元（二零零四年：8,145,000港元）之租賃土地已抵押，以取得授予本集團之銀行融資。

18. 投資物業

	本集團	
	二零零五年 千港元	二零零四年 千港元
於一月一日	93,000	—
添置	6,740	83,348
出售	(70,500)	—
公平值變動所產生之（虧損）／收益淨額	(490)	9,652
於十二月三十一日	28,750	93,000

公平值為7,100,000港元之投資物業由保柏國際評估有限公司，一家獨立的合資格專業估值公司於二零零五年十二月三十一日以公開市場價估值。本公司其他投資物業於二零零五年十二月三十一日之公平值已由本公司董事釐定，獨立合資格專業估值師並無進行估值。本公司董事所進行之估值乃參照同類物業之市場價格而達致。

所有投資物業均位於香港，並以長期租約持有。

19. 負商譽

因收購恒光行實業有限公司（「恒光行」）及於二零零二年額外投資Electronics Tomorrow Manufactory Inc.之額外投資所產生並於綜合資產負債表中確認之負商譽如下：

本集團

	千港元
總額	
於二零零四年一月一日及二零零四年十二月三十一日	88,680
撥回至收入	
於二零零四年一月一日	(48,334)
本年度撥回	(13,062)
於二零零四年十二月三十一日	27,284
於採納香港財務報告準則第3號後取消確認	(27,284)
於二零零五年一月一日及二零零五年十二月三十一日	—

20. 於附屬公司之權益

	二零零五年 千港元	二零零四年 千港元
非上市股份，按成本	93,316	93,316
應收附屬公司之款項	298,444	279,862
應付附屬公司之款項	(2,772)	(2,778)
	388,988	370,400
減值虧損撥備	(38,628)	(38,628)
	350,360	331,772

與附屬公司之往來結餘乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

以下為主要附屬公司之詳情：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零五年	本公司應佔股權百分比 二零零四年	主要業務
弘源有限公司	香港	2港元	100%	100%	提供貸款融資
Allied Trade Limited	英屬處女群島	1美元	100%	100%	投資控股
Allied Success Inc.	英屬處女群島	10,000美元	88%	88%	投資控股
康琳有限公司	香港	2港元	100%	100%	證券投資及物業持有
怡德綫路板有限公司	香港	100港元	57%	57%	買賣印刷綫路板
Eastec Purchasing Limited	英屬處女群島／日本	1美元	100%	100%	買賣電子配件及部件
易達科技有限公司	香港	2港元	100%	100%	買賣電子配件及部件
Electronics Tomorrow International Limited	英屬處女群島	600美元	100%	100%	投資控股

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零五年	本公司應佔股權百分比 二零零四年	主要業務
明日電子有限公司	香港	500,000港元	100%	100%	製造及銷售電子產品
Electronics Tomorrow Manufactory Inc.	英屬處女群島	350美元	57%	57%	投資控股
Fortune Dynamic Group Corporation	英屬處女群島	1美元	100%	100%	投資控股
Good Order International Inc.	英屬處女群島	100美元	100%	100%	投資控股
Issegon Company Limited	香港	300,000港元	100%	100%	投資控股
Master Base Limited	英屬處女群島	1美元	100%	100%	投資控股
Maxwood Limited	香港	2港元	100%	100%	證券投資
添致有限公司	香港	2港元	100%	100%	物業持有
Plentiful Light Ltd.	英屬處女群島／中國	100美元	57%	57%	製造印刷綫路板
Probest Holdings Inc.	英屬處女群島	1美元	100%	100%	投資控股
東莞怡富綫路板廠（「怡富」）(i)	中國	64,160,000港元	48%	48%	製造印刷綫路板
高勁電子（深圳）有限公司（「高勁」）(ii)	中國	5,000,000美元	100%	100%	製造電子產品
Electronics Tomorrow Holdings Corporation	英屬處女群島	100美元	100%	100%	投資控股
ETL (Macao) Commercial Offshore Limited	澳門	500,000澳幣	100%	100%	買賣電子配件及部件
Team Force Corporation	英屬處女群島	100美元	100%	100%	投資控股

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零五年	二零零四年	主要業務
Electronics Tomorrow Property Holdings Limited	英屬處女群島	100美元	100%	100%	投資控股
Account Centre Limited	香港	2港元	100%	100%	向集團公司提供會計服務
Maxson Services Limited	香港	2港元	100%	100%	向集團公司提供會計及管理服務
Eastec Property Holdings Limited	香港	100港元	100%	100%	提供貸款融資
Art Ray Investments Limited	香港	1港元	100%	–	物業持有
Merit Style Development Limited	香港	1港元	100%	–	物業持有

除Electronics Tomorrow International Limited、Fortune Dynamic Group Corporation及Master Base Limited乃由本公司直接持有外，所有附屬公司均由本公司間接持有。

(i) 怡富是根據中國法律成立之中外合營企業。本公司有權在該公司之董事會會議上投大多數票，故該公司被視為本公司之附屬公司。

(ii) 高勁是根據中國法律註冊之外商獨資企業。

21. 於聯營公司之權益

	本集團 二零零五年 千港元	本集團 二零零四年 千港元
非上市股份，按成本	—	—
應佔資產淨值	—	128,876
應收聯營公司之款項	47,716	8,467
承總票據	119,388	—
	167,104	137,343
減值虧損撥備	(10,212)	(100,123)
	156,892	37,220

應收聯營公司之款項乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

應收聯營公司之承兑票據乃無抵押（由恒光行作出擔保者除外），到期日為二零零七年十二月二日，每年並按相等於香港現行最優惠利率加1%之利率計息。進一步詳情載於附註36(b)。

應付聯營公司之款項乃無抵押及不計利息，且無固定償付期限。

以下為主要聯營公司之詳情：

名稱	業務架構	註冊成立及營業地點	已發行普通股股本／註冊股本面值	本集團應佔股權百分比 二零零五年	主要業務
Profitown Investment Corporation	企業	英屬處女群島	1,000美元	30%	投資控股
深圳橫崗光學實業有限公司	合營企業	中國	30,000,000美元	24%	製造光學產品
東莞德寶光學有限公司	外商獨資企業	中國	58,550,910港元	15%	製造多層鍍膜鏡片
東莞恒惠眼鏡有限公司	合營企業	中國	62,504,800港元	25%	製造光學產品
霸泉有限公司	企業	香港	75,000,000港元	27%	投資控股
盈展國際有限公司	企業	香港	1,000,000港元	15%	投資控股
寶源工商業發展有限公司	企業	香港	2港元	30%	於中國持有物業

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本集團聯營公司。董事認為，列載其他聯營公司詳情將導致資料過於冗長。

誠如下文附註36(a)所詳述，於完成出售恒光行後，該等公司已列為本集團之聯營公司。

22. 預付租金

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
成本		
年初及年終	10,500	10,500
攤銷		
年初	7,860	7,123
本年度撥備	737	737
年終	8,597	7,860
賬面淨值		
年終	1,903	2,640

預付租金為怡富之合營夥伴之出資額，出資方式為在合營期內提供使用該合營夥伴所擁有物業之權利。

預付租金於首階段合營年期15年以直線基準予以攤銷。

23. 遞延產品開發成本

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
成本		
年初	21,875	19,376
增加	2,599	2,499
年終	24,474	21,875
累計攤銷及減值		
年初	16,014	14,593
年內攤銷撥備	1,641	1,421
年終	17,655	16,014
賬面淨值		
年終	6,819	5,861

24. 可供出售財務資產

	本集團	
	二零零五年	**二零零四年**
	千港元	*千港元*
上市證券		
－於香港之上市證券*(附註(a))*	15,620	–
非上市債務證券		
－於不活躍市場交易及私人發行商之債務證券*(附註(b))*	11,744	–
	27,364	–
上市證券之市值	15,620	–

(a) 誠如下文附註36(a)所詳述，於完成出售恒光行後，本集團將持有恒光行現已發行股本約5%，而本集團於恒光行之權益已列為可供出售財務資產。

(b) 非上市債務證券之實質利率為12.5%，並將於二零一零年四月二十九日到期。不作公開交易之非上市債務證券乃由發行商之已發行股本按比例作出擔保，而資產之賬面值與同類財務資產之估計未來現金流量按現時市場回報率折算之現值並無重大差異。

25. 應收貸款

	本集團	
	二零零五年	**二零零四年**
	千港元	*千港元*
有抵押		
－Moulin貸款*(附註(a))*	50,000	–
－其他*(附註(b))*	2,000	3,000
無抵押*(附註(b))*	46	67
	52,046	3,067
減值撥備*(附註(a))*	(45,000)	–
	7,046	3,067
減：非即期部份	(1,000)	(2,000)
	6,046	1,067

(a) 於二零零五年二月，本公司全資附屬公司弘源有限公司(「弘源」)與Moulin Global Eyecare Holdings Limited(「Moulin」)(其後於二零零五年六月被臨時清盤)簽訂貸款協議，據此，弘源於二零零五年二月向Moulin墊款50,000,000港元(「Moulin貸款」)。作為Moulin貸款之抵押，下列抵押文件(其中包括)已為弘源之利益予以簽立：

(i) Moulin與弘源簽立之債權證協議(「Moulin債權證」)，據此，弘源對Moulin目前及日後之所有業務、物業、資產、商譽、權利及收益擁有第一浮動押記；

(ii) Sharp Merit International Limited對Moulin之負債作出註明日期之擔保；及

(iii) 馬寶基先生、馬烈堅先生及馬漢堅先生對Moulin之負債作出註明日期之擔保。

於二零零五年六月或前後，Moulin向弘源提出法律申訴，質疑Moulin貸款及Moulin債權證兩者毋須強制執行。

目前，此項法律訴訟處於初步階段。

然而，本公司董事亦已審慎考慮目前Moulin臨時清盤人變現資產之進展及直至本報告日期Moulin所發放之Moulin財政狀況。因此，該等財務報告已就Moulin貸款確認減值虧損45,000,000港元。

(b) 應收貸款年利率於二零零五年及二零零四年度為3厘至12厘。

26. 現金及現金等價物

現金及現金物包括以下組成部分：

	本集團		本公司	
	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*
銀行及手頭現金	65,453	107,255	2,445	3,930
短期銀行存款	331,322	290,469	261,617	273,043
	396,775	397,724	264,062	276,973

短期銀行存款之實質利率為4.0%(二零零四年：0.5%)，到期日為15日，並合資格在不收取最後存款期任何利息之情況下即時取消。

本集團之銀行及現金結餘包括以人民幣列值並存放於中國各銀行之銀行結餘4,226,000港元(二零零四年：6,838,000港元)。人民幣並非可自由兑換之貨幣。

27. 持作出售物業

	本集團	
	二零零五年 *千港元*	二零零四年 *千港元*
按成本值	6,333	6,333
減值撥備	(133)	(333)
	6,200	6,000

持作出售物業均位於香港，並以中期租約持有。

28. 按公平值經損益入賬之財務資產／短期投資

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
交易證券		
一香港上市證券	2,465	7,491
上市證券之市值	2,465	7,491

29. 存貨

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
原材料	37,577	54,121
在製品	17,720	10,168
製成品	12,243	25,121
	67,540	89,410

於二零零五年及二零零四年十二月三十一日，所有存貨按成本值列賬。

30. 應收賬款

本集團按賬齡分析之應收賬款如下：

	二零零五年		二零零四年	
	千港元	*百分比*	*千港元*	*百分比*
即時至三個月	48,196	70	93,523	75
四個月至六個月	106	0	2,597	2
七個月至一年	943	1	14,532	12
超過一年	19,824	29	13,533	11
	69,069	100	124,185	100
撥備	(6,177)		(8,296)	
撥備後總額	62,892		115,889	

本集團向顧客授出之一般信用期限介乎21日至120日。

31. 預付款項、按金及其他應收款項

結餘包括一項20,000,000港元（二零零四年：無）之數額，為下文附註36所述出售恒光行控股權益之代價結餘。董事認為預付款項、按金及其他應收款項之結餘與彼等之公平值相若。

32. 應付賬款

本集團按賬齡分析之應付賬款如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
即時至三個月	46,809	52,736
四個月至六個月	12,189	34,148
七個月至一年	6,629	5,298
超過一年	6,031	522
	71,658	92,704

賬齡少於四個月之應付賬款佔應付賬款總額65%（二零零四年：57%）。

33. 長期服務金撥備

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
年初	949	1,243	230	240
年內已動用款項	(379)	(294)	–	(10)
年終	570	949	230	230

根據香港僱傭條例，本集團就預期未來可能向僱員作出之長期服務金作出撥備，其進一步闡述載於財務報告附註4(p)「僱員福利」一段。是項撥備乃按照僱員截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

34. 遞延稅項負債

集團

	加速稅項折舊	
	二零零五年	二零零四年
	千港元	*千港元*
於一月一日	3,122	1,433
自本年度權益扣除	–	1,689
計入本年度損益表	(1,069)	–
於十二月三十一日	2,053	3,122

本集團有香港產生之稅損約142,700,000港元（二零零四年：177,890,000港元），可供無限期用作抵銷產生稅損之公司之未來應課稅溢利。由於遞延稅項資產在經已虧損達一段時間之附屬公司產生，故並無就該等稅損確認遞延稅項資產。

35. 已發行股本

	二零零五年 *千港元*	二零零四年 *千港元*
法定：		
50,000,000,000股（二零零四年：50,000,000,000）普通股，每股0.01港元（二零零四年：0.01港元）	500,000	500,000
已發行並繳足：		
286,068,644股（二零零四年：286,068,644)普通股，每股0.01港元（二零零四年：0.01港元）	2,861	2,861

年內並無購回任何股份。

36. 綜合現金流量表附註

出售於恒光行之控股權益

	二零零五年 *千港元*	二零零四年 *千港元*
已出售之資產淨值：		
物業、廠房及設備	45,575	–
於聯營公司之權益	31,656	–
現金及銀行結餘	31,226	–
定期存款	379	–
應收賬款	43,916	–
預付款項、按金及其他應收款項	5,060	–
存貨	27,222	–
應付賬款	(20,363)	–
應付聯營公司款項	(2,904)	–
其他應付款項及應計費用	(9,914)	–
應付税項	(850)	–
長期服務金撥備	(379)	–
應付一名股東款項	(47,716)	–
應付承兑票據	(102,073)	–
	835	–
出售收益	42,244	–
代價總額	43,079	–
支付方法：		
已收現金	23,079	–
其他應收款項*(附註31)*	20,000	–
	43,079	–

就出售於恒光行之控股權益所產生之現金及現金等值物淨流出量分析如下：

	二零零五年 千港元	二零零四年 千港元
已收取現金代價	23,079	—
已出售現金及銀行結餘	(31,226)	—
已出售定期存款	(379)	—
現金流出淨額	(8,526)	—

(a) 於二零零五年一月二十日，本公司全資附屬公司Probest Holdings Inc（「Probest」）與獨立第三方China Time Investment Holdings Limited（「China Time」）（其中包括）簽署一份有條件買賣協議（經二零零五年四月十三日補充協議修訂）（「恒光行出售協議」），據此，Probest以代價約43,000,000港元出售恒光行實業有限公司（「恒光行」）之1,437,396,440股已發行股份，佔恒光行現有已發行股本之約46%，並以如下兩期分期付款支付：

(i) 於完成後六個月內支付23,000,000港元；及

(ii) 於完成後一週年時支付20,000,000港元。

恒光行出售協議於二零零五年六月三日完成。

(b) 恒光行出售協議於二零零五年六月三日完成後，Profitown向Probest發行並交付一項112,285,435港元之新承兑票據，該票據由恒光行擔保（「恒光行擔保」）。恒光行於恒光行擔保下之責任為無抵押，及倘下文(c)段所述之認沽期權獲行使及完成認沽期權下擬進行之交易，該等責任將會終止。

(c) 恒光行出售協議完成後，恒光行、Probest與本公司及Profitown達成一項股東協議以規管Profitown之管理（「Profitown股東協議」）。根據Profitown股東協議之主要條款，恒光行有權要求Probest或一名由Probest促使之獨立第三方認購其所有（並非部份）股份（「認沽期權」），佔Profitown全部現有已發行股份之70%，認沽期權可於股份出售協議完成日前起計30個月期間屆滿前任何時間，以相當於該等股份應佔之認沽期權行使當日Profitown有形資產淨值之價格行使，而該買方將以零代價承擔於Profitown股東協議日期前恒光行結欠Profitown集團任何成員公司之所有負債。倘以Profitown最近期刊發之經審核賬目中所採納之基準及會計政策所計算之Profitown有形資產淨值於完成日期起計30個月期間下跌至零以下，則Probest將應要求就有關虧絀向Profitown作出賠償。倘(i)ChinaTime於恒光行之總股權降至51%以下；(ii)自股份出售協議日期以來，ChinaTime董事會之多數成員與股份出售協議所披露者相比有任何改變；及(iii)王安康先生不再為ChinaTime最少75%股權之法定及實益擁有人，則認沽期權及Probest所提供之該等賠償保證將會終止，而Probest將無須承擔任何進一步責任。

(d) 恒光行出售協議完成後，本公司及其全資附屬公司Probest將向China Time簽署一份契據(「明日國際集團契據」)，據此，倘於本公司、恒光行及China Time於二零零五年四月十八日之聯合公布中所詳述之若干情況下，如恒光行終止於聯交所上市，Probest須應要求向China Time賠償56,247,530港元。

於上述恒光行出售協議及其有關貸款重組協議完成後，本集團已實現收益淨額約42,000,000港元。

37. 購股權計劃

本公司設立一項購股權計劃(「明日計劃」)旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。明日計劃之合資格參與者包括本公司之董事(包括獨立非執行董事)、本集團之其他僱員、向本集團供應貨品或提供服務之供應商、本集團之客戶、本公司股東及本公司附屬公司之任何少數股東。明日計劃從二零零二年五月二十九日開始生效，除非另行撤銷或修改，否則自該日起十年內一直有效。

根據明日計劃獲准授出而目前尚未行使之購股權數目，待其行使時，最多相等於本公司當時已發行股份之10%。於任何十二個月期間內，根據明日計劃授予各合資格參與者之購股權可予發行之股份數目最多不得超過本公司當時已發行股份之1%。任何超出此限額之進一步授出購股權之舉措，須於股東大會上取得股東批准。上取得股東批准。

向本公司任何董事、行政總裁或主要股東或彼等任何聯繫人士授出購股權，須經獨立非執行董事事先批准。此外，於任何十二個月期間內，向本公司任何主要股東或獨立非執行董事或彼等任何聯繫人士授出任何購股權，如超出本公司當時已發行股份0.1%，或合共價值(按本公司股份於授出當日之價格計算)超逾5百萬港元者，則須事先在股東大會上取得股東批准。

提呈授出之購股權可於提呈當日起二十一日內予以接納，承授人須於接納時支付總共1港元之象徵式代價。任何購股權可按照明日計劃於不超過五年之期間內隨時予以行使。該期間於購股權授出之日起計，至該期間結束時為止。

購股權之行使價須由董事釐定，惟須不低於(i)本公司股份於提呈授出購股權日期在聯交所之收市價；(ii)本公司股份於緊接提呈授出購股權日期前五個交易日在聯交所之平均收市價；及(iii)普通股面值三者中之較高者。

購股權並不賦予其持有人獲取股息或於股東大會上投票之權利。

於年內並無授出其他購股權。於結算日，並無購股權尚未行使。

38. 儲備

(a) 本集團

本集團之儲備金額及其於本年度與上年度之變動情況載列於綜合股本變動表內。

(b) 本公司

	股份溢價	資本贖回儲備	實繳盈餘	保留溢利	合計
	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日	200,556	77	368,125	34,646	603,404
年內純利	–	–	–	1,538	1,538
於二零零四年十二月三十一日及二零零五年一月一日	200,556	77	368,125	36,184	604,942
年內純利	–	–	–	5,501	5,501
於二零零五年十二月三十一日	200,556	77	368,125	41,685	610,443

於二零零五年十二月三十一日，根據百慕達一九八一年公司法(經修訂)計算，可用於向本公司權益持有人分派之儲備總額達409,810,000港元(二零零四年：404,309,000港元)。此外，本公司之股份溢價賬中之200,556,000港元可以繳足股款之紅股方式分派。

39. 或然負債

	本公司	
	二零零五年	二零零四年
	千港元	千港元
就授予附屬公司銀行融資而作出之擔保	15,300	28,300

於結算日，本集團概無其他重大或然負債(二零零四年：無)。

40. 承擔

(a) 資本承擔

	本集團	
	二零零五年	二零零四年
	千港元	千港元
物業、廠房及設備		
– 已訂約但未撥備	6,075	–
遞延產品開發成本		
– 已訂約但未撥備	583	–
– 已批准但未訂約	–	811
向於中國註冊之附屬公司出資之承擔	27,958	4,618
	34,616	5,429

於結算日，本公司並無重大承擔(二零零四年：無)。

(b) **經營租約承擔**

本集團根據經營租約安排租用若干辦公室物業、廠房、貨倉及辦公室設備。辦公室物業、廠房及貨倉之協商租賃期由1年至15年不等，而辦公室設備之租賃期為3年。

於二零零五年十二月三十一日，本集團及本公司根據不可撤銷經營租約應付之日後最低租金總額如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
土地及樓宇：				
一年內	6,144	10,010	1,756	1,756
第二至第五年（包括首尾兩年）	16,828	19,258	3,371	5,127
五年以後	1,580	3,538	–	–
	24,552	32,806	5,127	6,883
辦公室設備：				
一年內	89	210	–	–
第二至第五年（包括首尾兩年）	–	89	–	–
	89	299	–	–
	24,641	33,105	5,127	6,883

41. 關連及有關連人士交易

年內，本集團已進行下列之關連及有關連人士交易：

(a) 本集團之全資附屬公司向本集團持有57%權益之附屬公司怡德綫路板有限公司（「怡德」）授出一項24,100,000港元（二零零四年：16,000,000港元）之貸款，供怡德用作一般營運資金。該貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(b) 另外，本集團有總上限為15,000,000港元（二零零四年：28,000,000港元）之若干銀行融資，由本集團一間全資附屬公司共同使用。該等銀行融資由兩間本集團均持有57%權益之附屬公司怡德及Plentiful及本集團若干全資附屬公司之公司擔保及本集團若干租賃樓宇（附註16）及本集團若干租賃土地作抵押（附註17）。

(c) 除於本財務報告其他部份詳述之交易及結餘外，年內，本集團與關連各方曾進行下列重大交易：

	附註	二零零五年 千港元	二零零四年 千港元
銷售商品予聯營公司	*(i)*	3,746	10,224
向聯營公司購買產品	*(ii)*	6,327	14,807
向聯營公司收取管理費收入	*(iii)*	256	585

(i) 是項對聯營公司之銷售乃按照本集團給予主要第三方客戶之公開價格、條款及條件進行。

(ii) 是項對聯營公司之購買乃按各聯營公司給予其主要第三方客戶之公開價格、條款及條件進行。

(iii) 管理費收入乃按管理層對聯營公司使用之辦公室物業及公共設施之成本估計計算收取。

42. 結算日後事項

於二零零六年三月八日，本公司公佈及建議以公開發售方式根據於記錄日每持有四股現有股份獲發五股發售股份之保證配額基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份，以募集資金約173,400,000港元(未扣除有關費用前)；股款須於接納時繳足。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。為使本公司能配發及發行紅股(將僅發行予繳足發售股份之登記持有人)，以促使公開發售建議之進行，董事會建議修訂公司細則，以容許董事以非按比例之基準向股東作出分派。董事會進一步建議於完成公開發售及紅股發行後進行股份合併，將每四股現有股份合併為一股合併股份。詳情請參閱本公司於二零零六年三月八日之公佈及本公司於二零零六年四月二十八日之通函。

43. 比較數字

由於會計政策轉變，若干比較數字已作調整及重新分類。進一步詳情於附註2及3披露。

44. 母公司

董事認為，截至結算日於英屬處女群島註冊成立之Winspark Venture Limited為其母公司。

4. 債務

於二零零六年四月三十日(即本章程付印前就本債項聲明而見之最後可行日期)營業時間結束時，本集團並無未償還借款。

此外，於二零零六年四月三十日，本公司就擔保銀行融資有或然負債約15,000,000港元。

除上一段所載及除集團內公司間負債及一般貿易應付款項及應付票據外，本集團內各公司於二零零六年四月三十日營業時間結束時，並無任何按揭、抵押、債券、貸款資本、債務證券(不論已發行及於市場流通、及法定及在其他情況下增設但未發行)、有期貸款及透支，或其他類似債務、融資租約或租購承擔、承兑負債或承兑信貸，或性質為借款之其他借貸或債務，或任何擔保或其他重大或然負債。

就上述債務聲明而言，外幣款項已按於二零零六年四月三十日營業時間結束時之概約匯率換算成港元。

自二零零六年四月三十日以來，本集團之債務或或然負債並無重大變動。

5. 營運資金

董事認為，在考慮到本集團可獲提供之內部資源、公開發售估計所得款項淨額後，及在並無不可預見之情況下，本集團在本章程刊發日期起計之後十二個月具備充足營運資金應付其現時所需。

6. 重大不利變動

除公開發售及紅股發行，及附錄二「未經審核備考財務資料」等節所載之資料外，董事並不知悉自二零零五年十二月三十一日(即編製本集團最近期刊發之經審核財務報表之日期)以來，本集團之財政或貿易狀況有任何重大不利變動或本集團之業務或本集團內發生任何重大事件。

CCIF
陳葉馮會計師事務所有限公司
香港 銅鑼灣 軒尼詩道500號
興利中心37樓

敬啟者：

吾等就載於明日國際集團有限公司(「貴公司」)於二零零六年五月三十日關於建議公開發售357,585,805股新股份(基準為每持有四股現有股份獲發五股發售股份並附帶每七股繳足之發售股份獲發五股紅股)(「公開發售及紅股發行」)刊發之章程(「章程」)附錄二所載　貴公司及其附屬公司(下文統稱「貴集團」)之未經審核備考財務資料(「未經審核備考財務資料」)(由　貴公司董事負責編製，僅供說明之用，以為公開發售如何影響所呈列之有關財務資料提供資料)作出報告。

責任

貴公司董事全權負責按照香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29條之規定及參考香港會計師公會(「香港會計師公會」)頒佈之會計指引第7條「編製備考財務資料以供載入投資通函」而編製未經審核備考財務資料。

吾等之責任為按上市規則第4.29(7)段之規定就未經審核備考財務資料發表意見，並向　閣下呈報吾等之意見。吾等對之前就編撰未經審核備考財務資料時所用任何財務資料而發出之任何報告，除對於報告發出當日獲吾等發出報告之人士外，吾等概不負上任何其他責任。

意見之基礎

吾等已根據香港會計師公會頒佈之香港投資通函呈報準則第300條「會計師申報有關投資通函之備考財務資料」進行委聘工作。吾等之工作主要包括將未經調整之財務資料與來源文件作比較；考慮支持調整之證據，以及與董事討論未經審核備考財務資料。委聘工作並無涉及任何相關財務資料之獨立審查。

吾等在策劃和進行工作時，均以取得所有吾等認為必須之資料及解釋為目標，使吾等能獲得充份之憑證，就未經審核備考財務資料是否已由董事按所示基準妥善編製；該基準是否符合　貴集團之會計政策；及就按照上市規則第4.29(1)段而披露之未經審核備考財務資料而言，有關調整是否屬適當，作出合理之確定。

未經審核備考財務資料以董事之判斷及假設為基礎，僅供說明，並由於其假設性質使然，並非提供任何保證或指示任何事件將來會發生，且亦未必能反映下列事項：

- 貴集團於二零零五年十二月三十一日或任何未來日期之財務狀況；及
- 貴集團截至二零零五年十二月三十一日止年度或任何未來期間之業績及現金流量。

意見

吾等認為：

(a) 董事已根據所列基準妥為編製未經審核備考財務資料；

(b) 有關基準與　貴集團之會計政策一致；及

(c) 就根據上市規則第4.29條所披露之未經審核備考財務資料而言，有關調整乃屬恰當。

此　致

香港
皇后大道中5號
衡怡大廈27樓
明日國際集團有限公司
董事會　台照

陳葉馮會計師事務所有限公司
董事
蔡文安
謹啟

二零零六年五月三十日

未經審核備考經調整綜合資產淨值

緊隨公開發售完成後對本集團權益持有人應佔未經審核備考經調整綜合資產淨值之估計財務影響概述如下：

於二零零五年十二月三十一日本集團權益持有人應佔經審核資產淨值	公開發售之估計所得款項淨額	公開發售後本集團權益持有人應佔之未經審核備考經調整綜合資產淨值
附註1	*附註2*	
百萬港元	*百萬港元*	*百萬港元*
784	170	954

	附註	*港元*
公開發售及紅股發行前每股權益持有人應佔經審核綜合資產淨值	3	2.74
公開發售及紅股發行後每股權益持有人應佔經調整未經審核備考綜合資產淨值	4	1.06

附註：

1. 摘錄自本公司截至二零零五年十二月三十一日止年度之年報。

2. 相當於扣除公開發售之估計開支約3,400,000港元後按每股0.485港元發行357,585,805股發售股份之估計所得款項淨額。

3. 根據於最後可行日期已發行286,068,644股股份。

4. 根據公開發售及紅股發行完成之899,072,879股股份。

1. 責任聲明

本章程已根據上市規則之規定，提供有關本公司之資料。各董事願就本章程所載資料之準確性共同及個別承擔全部責任，並在進行一切合理查詢後確認，就彼等所知及所信，本章程並無遺漏任何其他事實，致使本章程有任何聲明產生誤導。

2. 股本

於最後可行日期及緊隨公開發售及紅股發行及股份合併（假設公開發售及紅股發行成為無條件及股份合併生效）後，本公司之法定及已發行股本將如下：

法定：		*千港元*
50,000,000,000	股股份	500,000
已發行、將予發行及繳足或入賬列為繳足：		
286,068,664	股於最後可行日期之已發行股份	2,861
357,585,805	股根據公開發售將予發行之股份	3,576
255,418,430	股根據紅股發行將予發行之股份	2,554
899,072,879		8,991
224,768,219	股於股份合併生效時已發行之合併股份	8,991

所有現有股份在各方面均享有同等權益，尤其包括股息、投票權及資本回報。

發售股份及紅股於配發及發行時在各方面均與已發行股份享有同等權益，包括獲得所有於發行及配發繳足發售股份及紅股當日或之後所宣派、作出或派付之未來股息及分派之權利。

所有合併股份於配發及發行時在各方面均享有同等權益，尤其包括股息、投票權及資本回報。

股份現於聯交所上市。概無本公司股本或任何其他證券之部分現於聯交所以外之任何證券交易所上市或買賣，亦無申請或現擬或尋求股份或本公司任何其他證券在任何其他證券交易所上市或買賣。

本公司並無任何股本或借貸資本附有購股權或有條件或無條件同意附有購股權，亦無任何可影響股份之已發行或已授出之認股權證或換股權或有條件或無條件同意發行或授出認股權證或換股權。

3. 公司資料及參與公開發售之各方

註冊辦事處	Clarendon House, 2 Church Street Hamilton HM 11, Bermuda
總辦事處及主要營業地點	香港 皇后大道中5號 衡怡大廈27樓
法定代表	雷美寶 譚榮健
公司秘書及合資格會計師	譚榮健*FCCA*
包銷商	Winspark Venture Limited
本公司法律顧問	*香港法律：* 張葉司徒陳律師事務所 香港 遮打道18號 歷山大廈 15樓 *百慕達法律：* Conyers, Dill & Pearman 香港 中環 廣樂廣場8號 交易廣場一座 2901室
核數師	陳葉馮會計師事務所有限公司 *執業會計師* 香港 銅鑼灣 軒尼詩道500號 興利中心37樓
主要股份過戶登記處	The Bank of Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda

股份過戶登記處香港分處 香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心
17樓
1712－1716室

主要往來銀行 Credit Suisse
UBS
香港上海滙豐銀行有限公司
富邦銀行(香港)有限公司
中國工商銀行(亞洲)有限公司

4. 董事資料

董事簡歷如下：

執行董事

邱德華先生(主席)，現年50歲，為本集團之創辦人，主要負責公司策略規劃。彼持有機械工程理學士學位，並在電子行業擁有逾20年經驗。在成立本集團之前，邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師，故在生產設計方面累積寶貴經驗，且與香港多家電子製造商建立緊密之業務關係。

雷美寶小姐(董事)，現年38歲，負責本集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。在加入本集團之前，彼為兩間香港上市公司之執行董事，該兩間上市公司主要從事按揭貸款融資、物業投資及發展。彼在業務投資及發展方面擁有逾10年經驗。彼於二零零零年二月加入本集團。

王香玲小姐(董事)，現年45歲，負責本集團之管理及行政工作。王小姐於物業發展及管理方面有逾13年經驗。於加入本集團之前，彼為香港兩間上市公司之執行董事，該兩間公司主要從事按揭貸款融資、物業投資及發展。彼於二零零零年二月加入本集團。

譚榮健先生(董事),現年40歲,負責本集團之財務工作。彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員。彼為執業會計師,於加入本集團之前,曾於一間國際會計師事務所及兩間香港上市公司工作。彼於會計方面擁有逾16年經驗。彼於二零零零年二月加入本集團。

獨立非執行董事

吳偉雄先生(董事),現年42歲,為執業律師,且為姚黎李律師行之合夥人,姚黎李律師行為香港律師行及公證人。吳先生在香港之證券法例、公司法例及商業法例方面擁有廣泛經驗,並曾參與證券於香港之首次公開發售以及上市公司企業重組、收購及合併等活動。彼常就私人股本投資、合營企業及規例遵守方面向跨國公司及香港公司提供顧問服務。彼於二零零零年三月加入本集團。

張仲良先生(董事),現年52歲,擁有逾20年建築師及房地產投資顧問之經驗。彼亦為China SMS Limited之行政主席。彼於香港大學畢業,獲文學士學位(建築學)及建築學士學位。彼為香港建築師學會之會員及建築師註冊條例所指之註冊建築師。彼於二零零零年三月加入本集團。

吳弘理先生(董事),現年31歲,於審核及會計專業及顧問服務方面擁有逾8年經驗。彼為高富亞洲企業融資有限公司之董事及澳洲會計師公會認可之執業會計師。彼亦為恒光行實業有限公司之獨立非執行董事。彼於二零零四年九月加入本集團。

董事之業務地址如下:

董事姓名	**地址**
邱德華先生	香港皇后大道中5號衡怡大廈27樓
雷美寶小姐	香港皇后大道中5號衡怡大廈27樓
王香玲小姐	香港皇后大道中5號衡怡大廈27樓
譚榮健先生	香港皇后大道中5號衡怡大廈27樓

董事姓名	地址
吳偉雄先生	香港中環置地廣場告羅士打大廈20樓
張仲良先生	香港黃竹坑道49號盛德工業大廈17D室
吳弘理先生	香港西灣河東熹苑耀熹閣410室

於最後可行日期，並無董事或候任董事為本公司之董事或僱員，而於本公司股份及相關股份擁有權益或淡倉，而須根據證券及期貨條例第XV部分第2及第3分部向本公司披露。

5. 董事權益

於最後可行日期，董事及本公司主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中，擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或短倉（包括按上述證券及期貨條例條文被當作或視為擁有之權益及短倉）；或(b)根據證券及期貨條例第352條須記錄於據此置存之記錄冊內之權益或短倉；或(c)根據上市規則中上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或短倉如下：

於本公司股份及相關股份（就股本衍生工具而言）之長倉

董事姓名	身份	股份數目及佔股權總額之概約百分比	根據購股權計劃授出之購股權涉及之相關股份數目
邱德華先生	所控制之法團 *（附註）*	800,000股 (0.28%)	無
雷美寶女士	實益擁有人	1,500,000股 (0.52%)	無

附註： 此等股份乃透過由邱德華先生實益擁有之公司Pacific Shore Profits Limited持有。

除上文所披露者外，於最後可行日期，本公司各董事及主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份及債券中，並無擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或短倉（包括按上述證券及期貨條例條文彼等被當作或視為擁有之權益及短倉）；或(b)根據證券及期貨條例第352條須記錄於據此置存之記錄冊內之權益或短倉；或(c)根據上市規則中有關董事進行證券交易之上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或短倉。

6. 主要股東

於最後可行日期，就本公司任何董事或主要行政人員所知，除本公司董事或主要行政人員外，股東於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或短倉，或根據證券及期貨條例第XV部第336條須記錄於據此置存之記錄冊內之權益或短倉，或持有附帶投票權可在一切情況於本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上：

(i) 股份長倉

股東名稱	身份	擁有權益之股份數目	佔本公司已發行股本百分比 *(附註1)*
Winspark Venture Limited	實益擁有人 *(附註2)*	788,807,598股	87.74%
陳遠明先生	所控制之法團權益 *(附註3)*	788,807,598股	87.74%

附註：

1. 就本章程而言，股權百分比乃根據緊隨公開發售及紅股發行完成後之899,072,879股已發行股份而計算，假設(i)概無合資格股東（包銷商除外）接納發售股份之任何暫定配額；及(ii)包銷商已接納其根據包銷協議所包銷之所有發售股份。

2. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。此等股份包括由包銷商持有之175,803,363股現有股份、主要股東承諾接納之219,754,200股發

售股份之全部配額、其根據包銷協議所包銷之137,831,605股發售股份，及其於認購發售股份後獲發行之紅股。

3. Winspark Venture Limited由陳遠明先生全資實益擁有。根據證券及期貨條例第XV部第2及3分部，陳先生因而被視為擁有股份權益。

(ii) 本集團其他成員公司之股份長倉

於最後可行日期，下列人士(本集團成員公司除外)直接或間接擁有本公司附屬公司10%或以上權益：

主要股東名稱	附屬公司名稱	佔已發行股本或相關附屬公司註冊資本總額概約百分比
Electronics Tomorrow Manufactory Inc.	Limbrick Investment Limited	26%
Allied Success Inc.	Prime Star Industries Limited	12%
Dongguan Yifu Circuit Board Factory	Wanjiang Development	16.37%
Profitown Investment Corporation	恒光行實業有限公司	70%

除上文所披露者外，於最後可行日期，本公司之董事及主要行政人員並不知悉有任何人士(本公司董事或主要行政人員除外)於本公司之股份或相關股份或與此有關之任何購股權中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或短倉，或根據證券及期貨條例第XV部第336條須記錄於據此置存之記錄冊內之權益或短倉，或持有附帶投票權可在一切情況於本集團其他任何成員公司股東大會上投票之任何類別股本面值10%或以上。

7. 服務合約

於最後可行日期，董事與本公司或其任何附屬公司或聯營公司概無訂立於一年內不作賠償(法定賠償除外)不可終止之任何服務合約。

8. 於合約或安排中之權益

於最後可行日期，董事於對本集團業務屬重大而仍然存續之合約或安排中概無擁有重大權益。

9. 於資產之權益

於最後可行日期，董事概無於本集團任何成員公司自二零零五年十二月三十一日(即本公司編製最近發表之經審核賬目之日期)起之已收購、出售或租賃之任何資產或建議收購或出售或租賃之任何資產中直接或間接擁有任何權益。

10. 競爭權益

董事概無於任何與本集團之業務構成競爭或可構成競爭之業務中直接或間接擁有任何權益。

11. 訴訟

於二零零五年七月十一日，Moulin Global Eyecare Holdings Limited(「Moulin」)(清盤中)就日期為二零零五年二月二十四日有關一筆50,000,000港元貸款之貸款協議(「該貸款」)及由Moulin簽立之債券，在香港高等法院向本公司一間全資附屬公司Active Base Limited提出起訴。Moulin尋求聲明該貸款及債券為無效、不可執行或因其他理由而不對其及／或任何清盤人具約束力。於最後可行日期，訴狀階段已完成。涉及之各方互相就訴訟下之事宜提呈各自文件內之發現。涉及各方亦已交換見證陳述。涉及各方仍未申請法院指示尋求排期審訊。

除上文所披露者外，於最後可行日期，本公司或其任何附屬公司並無進行任何重大訴訟或仲裁，而據董事所知，本公司或其任何附屬公司亦無待決或面臨任何重大訴訟或申索。

12. 專家及同意書

以下為於本章程內提供意見之專家之資格：

名稱	資格
陳葉馮會計師事務所有限公司（「陳葉馮會計師事務所」）	執業會計師

於最後可行日期，陳葉馮會計師事務所並無擁有本集團任何成員公司之任何股權，亦無任何可供認購或提名他人認購本集團任何成員公司證券之權利（不論可否依法強制執行與否），且自二零零五年十二月三十一日（即本公司編製最近期發表之經審核賬目之日期）起亦無於本集團任何成員公司之已收購、出售或租賃之任何資產中直接或間接擁有任何權益。

陳葉馮會計師事務所已就刊發本章程發出同意書，同意以本章程各自所載之形式及涵義收錄其函件及引述其名稱，且並無撤回彼等之同意書。

13. 向香港及百慕達公司註冊處處長註冊或存檔之文件

本章程之副本連同暫定配發通知書之副本已根據公司條例第342C條向香港公司註冊處處長註冊。章程文件各自之副本已按照公司法向百慕達公司註冊處處長存檔。

14. 重大合約

本集團於緊接最後可行日期前兩年內訂立已屬或可能屬重大合約（並非於日常業務過程中訂立之合約）：

a. 包銷協議；

b. China Time Investment Holdings Limited、Probest Holdings Inc.（「**Probest**」，本公司間接全資附屬公司）、Rich Global Investments Limited、Kingsway Lion Spur Technology Limited、本公司及滙富金融控股有限公司就買賣恒光行實業有限公司（「**恒光行**」）已發行股本中每股面值0.01港元之股份合共1,874,917,645股股份而於二零零五年一月二十日訂立之協議（「**恒光行協議**」），總代價約為56,247,530港元；

c. Probest、恒光行及Profitown Investment Corporation就（其中包括）重組恒光行根據日期為二零零三年十一月三日之承兌票據結欠Probest之本金

額163,000,000港元貸款而於二零零五年一月二十日訂立之貸款重組協議（經日期為二零零五年四月十三日之補充貸款重組協議修改及補充）；及

d. 於二零零五年四月十三日就恒光行協議訂立之補充協議。

15. 一般事項

(i) 有關公開發售之開支，包括包銷佣金、印刷、登記、法律、專業及會計開支估計約為3,400,000港元，須由本公司支付。

(ii) 本章程之中英文版如有歧異，一概以英文本為準。

16. 備查文件

下列文件之副本由本章程刊發日期起至二零零六年六月十四日（包括該日）止之一般辦公時間內，於張葉司徒陳律師事務所之辦事處香港遮打道18號歷山大廈15樓可供索閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 本附錄所述之重大合約；

(c) 本公司截至二零零五年十二月三十一日止兩個財政年度之年報；

(d) 本附錄「專家及同意書」一節所述之同意書；及

(e) 本公司於二零零五年五月十日刊發之通函有關而於本附錄「重大合約」一節第(b)、(c)及(d)段所述之協議。

The Standard 1 Jun 2006

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 0760)

RESULTS OF SGM
AND
DESPATCH OF THE PROSPECTUS DOCUMENTS

The Board is pleased to announce that at the special general meeting ("SGM") of the Company held on 30 May 2006, the ordinary resolutions approving, inter alia, the Open Offer and the Bonus Issue, the Underwriting Agreement and the special resolutions approving the Amendment of the Bye-laws were duly passed by the Independent Shareholders by way of poll.

The Prospectus Documents, which include the Prospectus and the provisional allotment letter were despatched to the Shareholders on 30 May 2006.

References are made to the announcement of Tomorrow International Holdings Limited (the "Company") dated 8 March 2006 and the circular of the Company dated 28 April 2006 (the "Circular"). Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

RESULTS OF SGM

The Board is pleased to announce that at the special general meeting ("SGM") of the Company held on 30 May 2006, the ordinary resolutions approving, inter alia, the Open Offer and the Bonus Issue, the Underwriting Agreement and the special resolutions approving the Amendment of the Bye-laws as set out in the notice of SGM (the "Notice of SGM") contained in the Circular were duly passed by the Independent Shareholders by way of poll.

As at the date of the SGM, the total number of Shares in issue were 286,068,644 Shares. The Board confirmed that the Major Shareholder and its associates had abstained from voting on the special resolution No. 1 and the ordinary resolutions No. 2 and 3 as set out in the Notice of SGM. Accordingly, the total number of Shares held by the Independent Shareholders entitled to attend and vote for or against the special resolution No. 1 and the ordinary resolutions No. 2 and 3 were 110,265,281 Shares.

The poll results were as follows:

	Number of Shares represented by votes (%)	
	For	**Against**
Special Resolution No. 1	52,816,200 (99.9992%)	400 (0.0008%)
Ordinary Resolution No. 2	52,816,200 (99.9992%)	400 (0.0008%)
Ordinary Resolution No. 3	52,816,200 (99.9992%)	400 (0.0008%)
Ordinary Resolution No. 4	222,963,363 (99.9998%)	400 (0.0002%)

Computershare Hong Kong Investor Services Limited was appointed as the scrutineer for the vote-taking at the SGM.

DESPATCH OF THE PROSPECTUS DOCUMENTS

The Prospectus Documents, which include the Prospectus and the provisional allotment letter were despatched to the Shareholders on 30 May 2006. **Shareholders should note that the Shares have been dealt in on an ex-entitlement basis since 19 May 2006 and the conditions to which the Open Offer is subject remain unfulfilled. If the conditions of the Open Offer are not fulfilled or the Underwriting Agreement is terminated by the Underwriter, the Open Offer will not proceed. Any Shareholder or other person dealing in the Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled will accordingly bear the risk that the Open Offer**

may not become unconditional or may not proceed. Any Shareholder or other person contemplating selling or purchasing Shares during such period who is in any doubt about his or her position is advised to consult his or her professional adviser.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 30 May 2006

As at the date of this announcement, the Board comprises Yau Tak Wah, Paul, Louie Mei Po, Wong Shin Ling, Irene and Tam Wing Kin who are executive Directors and Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li who are the independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

股東特別大會之結果
及
寄發章程文件

董事會欣然宣佈，於本公司在二零零六年五月三十日舉行之股東特別大會(「股東特別大會」)上，批准(其中包括)公開發售及紅股發行、包銷協議之普通決議案，以及批准修訂公司細則之特別決議案，已分別獲獨立股東透過投票表決方式正式通過。

章程文件(當中包括章程及暫定配額通知書)已於二零零六年五月三十日寄發予股東。

茲提述明日國際集團有限公司(「本公司」)於二零零六年三月八日刊發之公佈及於二零零六年四月二十八日刊發之通函(「通函」)。除文義所需外，本公佈所用詞彙與通函所界定者具有相同涵義。

股東特別大會之結果

董事會欣然宣佈，於本公司在二零零六年五月三十日舉行之股東特別大會(「股東特別大會」)上，通函內之股東特別大會通告(「股東特別大會通告」)所載有關批准(其中包括)公開發售及紅股發行、包銷協議之普通決議案，以及批准修訂公司細則之特別決議案，已分別獲獨立股東透過投票表決方式正式通過。

於股東特別大會舉行日期，已發行股份總數為286,068,644股。董事會確認，主要股東及其聯繫人士已就股東特別大會通告所載之第一項特別決議案及第二項及第三項普通決議案放棄投票。因此，有權出席及就第一項特別決議案及第二項及第三項普通決議案投贊成或反對票之獨立股東所持之股份總數為110,265,281股。

投票表決之結果如下：

	投票所代表之股份數目(%)	
	贊成	**反對**
第一項特別決議案	52,816,200 (99.9992%)	400 (0.0008%)
第二項普通決議案	52,816,200 (99.9992%)	400 (0.0008%)
第三項普通決議案	52,816,200 (99.9992%)	400 (0.0008%)
第四項普通決議案	222,963,363 (99.9998%)	400 (0.0002%)

香港中央證券登記有限公司獲委任在股東特別大會擔任點票之監票人。

寄發章程文件

章程文件(當中包括章程及暫定配額通知書)已於二零零六年五月三十日寄發予股東。**股東須注意，股份已由二零零六年五月十九日開始以除權方式買賣，而公開發售之條件仍未達成。如公開發售之條件未能達成或包銷商終止包銷協議，公開發售將不會進行。於**

截至達成公開發售之所有條件當日前買賣股份之任何股東或其他人士，將須承擔公開發售或未能成為無條件或可能不會進行之風險。任何股東或擬買賣股份之其他人士如對其狀況有任何疑問，應諮詢本身之專業顧問。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零六年五月三十日

於本公佈日期，董事會由執行董事邱德華、雷美寶、王香玲及譚榮健，以及獨立非執行董事吳偉雄、張仲良及吳弘理組成。

請同時參閱本公佈於經濟日報刊登的內容。

EXHIBIT A

Tomorrow International Holdings Limited (the "Company")

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance (Cap. 32) (the "CO")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
1. Establishment of a place of business in Hong Kong (i.e. registration under Part XI of the CO). The following documents must be delivered to the Registrar: (a) Certified copies of constitutional documents of the Company (e.g. memorandum of association and by-laws), (b) List of Directors and Secretary, (c) Memorandum of appointment or power of attorney by which the Company's authorized agent(s) in Hong Kong for service of process and notices is appointed, the address of the company's principal place of business in Hong Kong and its country of incorporation and the address of its registered office, or equivalent thereof, in its place of incorporation, (d) Certified copy of Company's certificate of incorporation, and	Within 1 month of establishment of a place of business in Hong Kong.	Section 333 - Part XI of the CO.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(e) Certified copy of most recent financial statements as required by the law of the place of incorporation or as submitted to members of the Company.		
2. Alteration of any of the documents described in 1(a), 1(b) or 1(c) above.	21 days after the date of the alteration or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(1) - Part XI of the CO.
3. Change in the corporate name of the Company.	21 days after the date of the change or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(2) - Part XI of the CO.
4. (a) Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report of the Company, and	At least once every calendar year and at intervals of not more than 15 months.	Section 336(1) -Part XI of the CO.
(b) A return of the Company confirming no alteration in the documents and particulars delivered under Section 333 other than the alterations, if any, notified under Section 335.		

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
5.	Commencement of liquidation or appointment of liquidator for the Company	Within 7 days after the date on which notice of such event could, in due course of post and if dispatched with due diligence from the country in which the company is incorporated, have been received in Hong Kong.	Section 337A - Part XI of the CO.
6.	Ceasing to have a place of business in Hong Kong.	Immediately.	Section 339 - Part XI of the CO.
7.	Public offering in Hong Kong of securities - a dated prospectus containing inter alia the following particulars must be delivered to the Registrar for registration: (a) constitutional document(s) of the company, (b) the statutory provisions under which the incorporation of the company was effected, (c) Address where the documents referred to in (a) and (b) can be inspected, (d) the date and place of incorporation of the company, and (e) the address of the company's principal place of business in Hong Kong (if applicable).	Prior to the publication, circulation or distribution of the prospectus.	Section 342/342C - Part XI of the CO.

Disclosure/Reporting Requirements pursuant to the Stock Exchange Listing Rules ("Listing Rules")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
8. Information relating to the company and its subsidiaries, if any, which: (a) is necessary to enable the Stock Exchange of *Hong Kong* Limited (the "Exchange") and the public to evaluate the company and its subsidiaries, if any, (b) is necessary to avoid the establishment of a false market in the company's securities, and (c) could reasonably be expected to have a material effect on market activity in and the price of the company's securities.	Inform the Exchange and the holders of the listed debt securities as soon as reasonably practicable.	Paragraph 2(1), Part C, Appendix 7 of Listing Rules
9. Notifiable transactions in the following categories: (a) Reverse takeover, (b) very substantial acquisitions, (c) very substantial disposals, (d) share transactions, (e) major transactions, (f) discloseable transactions, or (g) connected transactions.	The company must (i) inform the Exchange as soon as possible after the terms of a transaction have been agreed; (ii) deliver a draft announcement in English for the Exchange's comments; (iii) deliver revised notice to the Exchange and cause it to be published in newspapers on the next business day; and (iv) for disclosable transactions, unless otherwise directed by the Exchange, send to shareholders a circular in English and Chinese within 21 days of the publication of the announcement.	Chapter 13, Chapter 14 and Chapter 14A, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
10.	Issuance of new securities or purchase by the company of its listed securities resulting in a change in the terms of conversion of any of its convertible securities or in the terms of exercise of any of its options, warrants or similar rights.	Announcement published prior to the new issuance or, if prior notice is impracticable, as soon as possible thereafter.	Section 13.27, Chapter 13, Listing Rules.
11.	Closure of transfer books or register of members in respect of securities listed in Hong Kong.	Notify the Exchange in writing and publish in the newspapers a notice of closure at least 14 days prior to such closure.	Section 13.66, Chapter 13, Listing Rules.
12.	Annual General Meeting ("AGM").	Notice must be published on at least one business day.	Section 13.37, Chapter 13, Listing Rules.
13.	Meeting of holders of listed securities, including AGM and special meetings of shareholders.	Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat. Proxy forms must be submitted for publication on the Exchange's Website as well.	Section 13.38, Chapter 13, Listing Rules.
14.	Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting.	Notice must be published on the next business day following the date on which the directors approve of the issuance.	Section 13.28, Chapter 13, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
15.	Either (i) annual report including annual accounts or group accounts together with a copy of the auditor's report thereon or (ii) a summary of financial report.	Distribute to members and other holders of the company's listed securities, other than bearer securities, not less than 21 days before the date of the Annual General Meeting, but not later than 4 months after the end of the financial year; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.46 and 13.54, Chapter 13, Listing Rules.
16.	Either (i) interim report or (ii) a summary of interim report	Either send to any member of the issuer and every holder of its listed securities (not being bearer securities) not later than 3 months after financial period; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.48 and 13.54, Chapter 13, Listing Rules.
17.	Preliminary announcements of results – Full Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 4 months after the end of the financial year; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
18. Preliminary announcements of results – First Half of the Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 3 months after the end of the financial period; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.
19. Board meeting in respect of declaration, recommendation or payment of a dividend or announcement of the profits or losses.	Inform the Exchange at least 7 clear business days in advance of the date fixed for any board meeting.	Section 13.43, Chapter 13, Listing Rules.
20. Approval by or on behalf of the board of directors of: (a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof, (b) any decision not to declare, recommend or pay a dividend or distribution where such would otherwise have been expected in due course, (c) any preliminary announcement of profits or losses for any year, half year or other period, (d) any proposed change in the capital structure, including any redemption of its listed securities, and (e) any decision to change the general character or nature of the business of the company or group.	Inform the Exchange immediately after the board meetings.	Section 13.45, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
21. Decision made in regard to: (a) any proposed alteration of the issuer's memorandum of association, bye-laws or equivalent documents, (b) any changes in its directorate or supervisory committee, (c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable, (d) any change in its auditors or financial year end, the reason(s) for the change and any other matters that need to be brought to the attention of holders of securities of the company, and (e) any change in its secretary or registered office or registered place of business in Hong Kong or where applicable, agent for the service of process in Hong Kong or registered office or registered place of business in Hong Kong.	Inform the Exchange immediately and publish an announcement in the newspapers as soon as practicable.	Section 13.51, Chapter 13, Listing Rules.
22. Basis of allotment of securities offered to the public for subscription or sale or an open offer and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Inform the Exchange not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted.	Section 13.30, Chapter 13, Listing Rules.
23. Purchase, sale, drawing or redemption by the company or any member of the group of its listed securities, whether effected on the Exchange or otherwise.	Inform the Exchange as soon as possible after the event.	Section 13.31, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
24. (a) Winding up or liquidation, appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up, etc., or	Inform the Exchange as soon as the same shall come to the attention of the company.	Section 13.25, Chapter 13, Listing Rules.
(b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 15% of the consolidated net tangible assets of the group.		
25. Primary listing is or is to be on the Exchange and the company becomes aware that the number of listed securities which are in the hands of the public has fallen below the relevant prescribed minimum percentage; and if any part of the securities of the company or any of its subsidiaries becomes listed or dealt in on any other stock exchange.	Inform the Exchange immediately.	Section 13.32, Chapter 13, Listing Rules.

Disclosure/Reporting Requirements pursuant to the Securities and Futures Ordinance (Cap. 571) (the "SFO")

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
26.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, interested or ceasing to be interested in 5% of the nominal value of share capital of the Company.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
27.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, having a notifiable interest immediately after the relevant time when there is a reduction in the current 5% threshold made by regulations.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
28.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, interested or ceasing to be interested in short positions in shares comprised in the relevant share capital of the Company of not less than 1%.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
29.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, having short positions in shares comprised in the relevant share capital of the Company at the time there is a reduction in the current 1% threshold made by regulations, has duty.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
30.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to be interested in shares or debentures of the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
31.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to have any interest in shares in or debentures of, or short position in shares in the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
32.	Whenever the Company receives information from a person given in pursuant to the SFO, the Company is under a duty to record in the Register of Interests in Shares and Short Positions against the person's name, the information received and the date of entry and make them available for public inspection.	Within 3 days following the day on which the duty arises.	Divisions 6 and 9, Part XV of the SFO.